
ОАО
ЮЖНАЯ
ТЕЛЕКОММУНИКАЦИОННАЯ
КОМПАНИЯ

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

Россия, 350000, Краснодар, ул. Карасунская, 66
тел. (8612) 53-20-56,
телетайп 211407 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ____________

БИК ____________
Кор. счет ____________
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037
от 15.07.03 № 04/8 - 505

на № ______ от ____________

82-4721

**SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA**


03024734

SUPPL


RECD S.E.C.
JUL 21 2003
1086

Gentlemen:

To maintain the effect of the exemption, allowed for PJSC "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you:

1. Quarterly report of the securities' issuer for the first quarter of the year 2003.
2. Reports on material facts affecting the issuer's economic and financial activity (19 reports).
3. List of the Company's affiliated persons as at 1 January 2003.

Yours faithfully,

A. Litvinov,
Deputy General Director

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

7/22

file number 333-86928

82-4721

*PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"*
*INN 2308025192*

# Information on the material fact (event, action) affecting the issuer's economic and financial activity

***PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"***

Location: ***66,Karasunskaya St., Krasnodar, 350 000***
The issuer's code: ***00062-A***

Date of the fact (event, action): ***10 January 2003***
Code of the fact (event, action): ***0800062A10012003***

***Assets value as at 1 January 2003: - 16 467 464 thousand rubles***
***Assets value as at 1 October 2002: - 5 270 194 thousand rubles***
***Absolute assets growth constituted 11 197 270 thousand rubles or 212.5%***
***Assets growth is caused by reorganization of "UTK" PJSC on 31 October 2002 through merger of 9 telecom operators of the Southern Federal District into it and transfer of all assets and liabilities of the merged companies to "Southern Telecommunications Company" PJSC through Transfer Acts.***

***Deputy General Director*** ***A.A. Litvinov***

***Chief Accountant*** ***S.G. Fefilova***



The translation is correct
Deputy General director
A. Litvinov

*PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"*
*INN 2308025192*

**Information on the material fact (event, action) affecting the issuer's economic and financial activity**

*PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"*

Location: ***66,Karasunskaya St., Krasnodar, 350 000***
The issuer's code: ***00062-A***

Date of the fact (event, action): ***10 January 2003***
Code of the fact (event, action): ***0900062A10012003***

***Profit before taxation for the fourth quarter of 2002: - 441 650 thousand rubles***
***Profit before taxation for the third quarter of 2002: - 156 687 thousand rubles***
***Absolute profit growth constituted 284 963 thousand rubles or 181.9%***
***Profit growth is caused by reorganization of "UTK" PJSC on 31 October 2002 through merger of 9 telecom operators of the Southern Federal District into it and transfer of all assets and liabilities of the merged companies to "Southern Telecommunications Company" PJSC through Transfer Acts as its branches.***
***Profit before taxation of the merged companies for the nine months of 2002 constituted 523 557 thousand rubles***

***Deputy General Director*** ***A.A. Litvinov***

***Chief Accountant*** ***S.G. Fefilova***

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
INN 2308025192

# Information on the essential fact (event, action) affecting the issuer's economic and financial activity

## PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: *66,Karasunskaya St., Krasnodar*
The issuer's code: *00062-A*

Date of the occurrence of the fact (event, action): *3.03.2003*
Code of the fact (event, action): *1300062A03032003*

***"Southern Telecommunications Company" PJSC informs that at the meeting of its Board of Directors held on 3 March 2003 the following resolutions were adopted (Minutes № 6 of 03.03.2003):***
***On the item : "Approval of the Agency contract with OAO "Natsionaljnaya taksofonnaya set" (Black Sea coast), having interested motives".***

1. ***To approve the agency contract on selling prepaid phone cards with OAO "Natsionaljnaya taksofonnaya set", having interested motives, on the following conditions:***
   - ***to determine the number of cards necessary to fulfill the order of the Principal, the Agent shall make a request for cards and send it to the Principal. Minimum number of the cards of a single request shall be 5000 (five thousand) cards irrespective of the amount of each face-value, indicated in the request;***
   - ***on the Agent's request the cards shall be sent to the Agent's seat or any other address approved by the parties no later than 30 (thirty) business days from the date of advance payment if later delivery date is not decided in the request;***
   - ***contract time: 1 (one) year;***
   - ***the cards are to be sold in the territory of the Black Sea coast of the Russian Federation.***
2. ***To determine the Agent's fee based on market prices as a difference between the cards' release and retail price. Retail price of the cards is determined by the Agent but shall not exceed the release price by more than 10 percent.***

***On the item : "Approval of the Agency contract with OAO "Natsionaljnaya taksofonnaya set, having interested motives".***

1. ***To approve the agency contract on selling prepaid phone cards with OAO "Natsionaljnaya taksofonnaya set", having interested motives, on the following conditions:***
   - ***to determine the number of cards necessary to fulfill the order of the Principal, the Agent shall make a request for cards and send it to the Principal. Minimum number of the cards of a single request shall be 5000 (five thousand) cards irrespective of the amount of each face-value, indicated in the request;***
   - ***on the Agent's request the cards shall be delivered to the Agent's seat or any other address approved by the parties no later than 30 (thirty) business days from the date of advance payment if later delivery date is not decided in the request;***
   - ***to provide the distribution of the cards within the limits of their application time the Agent when sending the request shall make advance payment amounting to 15 (fifteen)***

- *contract time: 1 (one) year;*
- *the cards are to be sold in all the licensed territory of "UTK" PJSC except for the Black Sea coast of the Russian Federation.*

2. *To determine the Agent's fee based on market prices as a difference between the cards' release and retail price. Retail price of the cards is determined by the Agent but shall not exceed the release price by more than 10 percent.*

*On the item : "Approval of the Lease Agreement with OAO "Natsionaljnaya taksofonnaya set", having interested motives".*

*To approve the Agreement with OAO "NTS" on lease of board set for modernization of card public phone TMGS 15280 (version 5-40) including: safe application block unit for 5 SAM-modules, memory board, module of line protection from unauthorized access from public phones AZT-6, system of remote control of public phones SDUKT-VU "TECHCENTER" (version 1.32) for 750 lines, having interested motives, on the following conditions:*

- *Term of lease – one year with annual automatic prolongation if none of the parties wishes to terminate the Agreement or to conclude a new one;*
- *to determine the size of monthly lease payment based on market prices as a sum of the product of traffic (in tariff units) passed through the public phone cards of the Lessor by the internal price of one tariff unit (0,58 ruble incl. VAT) and the product of traffic (in tariff units) passed through the public phone cards of the Lessee by the internal price of one tariff unit (0,06 ruble incl. VAT).*

*10 out of 11 members of the Board of Directors took part in the voting. There was a quorum for conducting the Board of Directors' meeting. 8 directors voted in favor of the resolutions, 2 directors (Vasilyev M.B., Dudchenko V.V.) voted against the resolutions.*

*Deputy General Director* *A.A. Litvinov*

Information on the essential fact (event, action) affecting the issuer's economic and financial activity.

***PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"***

*Location:* ***66, Karasunskaya*** *Str.,* ***Krasnodar, 350 000***
*The issuer's code: 00062-A*

*Date of the occurrence of the fact (event, action):* ***11.03.2003***
*Code of the fact (event, action):* ***0300062A110352003***

***Shareholder: Closed Joint-Stock Company "ABR AMRO BANK A. O." – nominal holder***
***Location: 17/1 Bolshaya Nikitskaya*** *Str.,* ***Moscow, 103009***
***Postal address: 17/1 Bolshaya Nikitskaya*** *Str.,* ***Moscow, 103009***

***Share in the charter capital before change: 5,3236 %***
***Share in the charter capital after change: 4,9104%***
***Date of change: 11.03.2003***

***Deputy General Director*** ***A.A.Litvinov***

*PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"*
*INN 2308025192*

## Information on the essential fact (event, action) affecting the issuer's economic and financial activity

**PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"**

Location: ***66,Karasunskaya St., Krasnodar***
The issuer's code: **00062-A**

Date of the occurrence of the fact (event, action): ***25.03.2003***
Code of the fact (event, action): ***0400062A25032003***

***Limited Company "UTK-Finance".***
***Seat and postal address: 66, Karasunskaya Str., Krasnodar, 350 000***
***"UTK" PJSC's share in the charter capital of "UTK-Finance" Ltd: 0% - before the change, 100% - after the change.***
***Date of the change: 25 March 2003***

***Deputy General Director*** ***A.A. Litvinov***

*PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"*
*INN 2308025192*

## Information on the material fact (event, action) affecting the issuer's economic and financial activity

***PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"***

Location: ***66,Karasunskaya St., Krasnodar, 350 000***
The issuer's code: ***00062-A***

Date of the fact (event, action): ***26.03.2003***
Code of the fact (event, action): ***1500062A26032003***

***About the date of making a list of shareholders entitled to take part in the Annual General Shareholders' Meeting.***
***The date, when the Board of Directors adopted the resolution on the date of making a list of shareholders entitled to take part in the Annual General Shareholders' Meeting and to receive dividends for the year 2002 is 26 March 2003 (Minutes № 9 of 26.03.2003).***
***The date of making a list of shareholders (record day) is 8 May 2003.***
***Date of the Annual General Shareholders' Meeting is 25 June 2003.***

***Deputy General Director*** ***A.A. Litvinov***

*PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"*
*INN 2308025192*

## Information on the material fact (event, action) affecting the issuer's economic and financial activity

***PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"***

Location: ***66,Karasunskaya St., Krasnodar, 350 000***
The issuer's code: ***00062-A***

Date of the fact (event, action): ***26.03.2003***
Code of the fact (event, action): ***1300062A26032003***

***"Southern Telecommunications Company" PJSC informs that at the meeting of its Board of Directors held on 26 March 2003 the following resolutions were adopted (Minutes № 9 of 26.03.2003):***

1. ***To call an Annual General Shareholders' Meeting of "Southern Telecommunications Company" PJSC in the form of shareholders' joint personal presence.***
2. ***To determine its:***
   - ***date: 25 June 2003***
   - ***venue: "Health-care complex "Orbita" CJSC, Olginka, Tuapse region, Krasnodar Territory***
   - ***time: 11:00, Moscow time, 25 June 2003***
   - ***starting time of shareholders' registration: 9:00 Moscow time, 25 June 2003.***
3. ***To determine 8 May 2003 as the record date for "UTK" PJSC's shareholders entitled to participate in the Annual General Shareholders' Meeting and to receive dividends for the year 2002.***
4. ***To determine Postal address for sending filled voting papers: 66, Karasunskaya Street, Krasnodar, 350 000.***

***10 out of 11 members of the Board took part in the voting. There was a quorum for conducting the Board of Directors' meeting.***
***The resolutions were approved by a solid vote.***

***Deputy General Director*** ***A.A. Litvinov***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity.

***PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"***

*Location:* ***66, Karasunskaya*** *Str.,* ***Krasnodar, 350 000***
*The issuer's code: 00062-A*

*Date of the occurrence of the fact (event, action):* ***10.04.2003***
*Code of the fact (event, action):* ***0800062A100452003***

***Assets value as at 31 March 2003: - 18 660 385 thousand rubles***
***Assets value as at 31 December 2003: - 16 467 464 thousand rubles***
***Absolute assets growth constituted 2 192 921 thousand rubles or 13,3%.***
***Assets growth is caused by fixed assets reappraisal on 31 December, under Company's accounting policy. Given reappraisal is reflected in the Company's opening balance on 1 January 2003.***

***Deputy General Director*** ***A.A.Litvinov***

***Chief Accountant*** ***T.V. Rusinova***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity.

***PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"***

*Location:* ***66, Karasunskaya*** *St.,* ***Krasnodar, 350 000***
*The issuer's code: 00062-A*

*Date of the occurrence of the fact (event, action):* ***22.04.2003***
*Code of the fact (event, action):* ***1800062A22042003***

***"UTK" PJSC's body which approved the resolution on making a bargain: Board of Directors (Protocol №14 of 8 May 2003).***

***Full registered name of the Contractor:***
***Open Joint Stock Company "RTK-LEASING"***
***Seat: 5, Delegatskaya Str., Moscow, 103091***
***Postal address: building 2A, 42, Shchepkina Str., Moscow, 129110***

***Date of making the bargain: 22 April 2003.***

***Description of the bargain:***

***The Leasing Agreement № 742-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 47 667 805 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 743-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 38 439 995 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 2 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 744 -204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- *amount of lease payments – 6 799 929 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3 quarter of 2003*

*right of property passes on to the lessee after settlement of all lease payments*

*The Leasing Agreement № 745-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:*

- *amount of lease payments – 6 118 346 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2 quarter of 2003*

*right of property passes on to the lessee after settlement of all lease payments*

*The Leasing Agreement № 746 -204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:*

- *amount of lease payments – 7 101 017 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3 quarter of 2003*

*right of property passes on to the lessee after settlement of all lease payments*

*The Leasing Agreement № 747-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:*

- *amount of lease payments – 22 922 735 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2 quarter of 2003*

*right of property passes on to the lessee after settlement of all lease payments*

*The Leasing Agreement № 748-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:*

- *amount of lease payments – 22 737 828 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*

- *term of delivery of the equipment – 3 quarter of 2003right of property passes on to the lessee after settlement of all lease payments*

*The Leasing Agreement № 749-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:*

- *amount of lease payments – 40 186 090 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3 quarter of 2003*

*right of property passes on to the lessee after settlement of all lease payments*

*The Leasing Agreement № 750 -204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:*

- *amount of lease payments – 18 638 701 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3 quarter of 2003*

*right of property passes on to the lessee after settlement of all lease payments*

*The Leasing Agreement № 751-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:*

- *amount of lease payments – 16 329 670 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3 quarter of 2003*

*right of property passes on to the lessee after settlement of all lease payments*

*The Leasing Agreement № 752 -204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:*

- *amount of lease payments – 13 820 012 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3 quarter of 2003*

*right of property passes on to the lessee after settlement of all lease payments*

Information on the essential fact (event, action) affecting the issuer's economic and financial activity.

***PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"***

*Location:* ***66, Karasunskaya St., Krasnodar, 350 000***
*The issuer's code: 00062-A*

*Date of the occurrence of the fact (event, action):* ***23.04.2003***
*Code of the fact (event, action):* ***1800062A23042003***

***"UTK" PJSC's body which approved the resolution on making a bargain: Board of Directors (Protocol №14 of 8 May 2003).***

***Full registered name of the Contractor:***
***Open Joint Stock Company "RTK-LEASING"***
***Seat: 5, Delegatskaya Str., Moscow, 103091***
***Postal address: building 2A, 42, Shchepkina Str., Moscow, 129110***

***Date of making the bargain: 23 April 2003.***

***Description of the bargain:***

***The Leasing Agreement № 753-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 13 404 895 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 754-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 1 106 875 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 2 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 755-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- *amount of lease payments – 172 412 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3 quarter of 2003*

*right of property passes on to the lessee after settlement of all lease payments*

***The Leasing Agreement № 756-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- *amount of lease payments – 8 600 179 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3 quarter of 2003*

*right of property passes on to the lessee after settlement of all lease payments*

***The Leasing Agreement № 757-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- *amount of lease payments – 11 618 541 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3 quarter of 2003*

*right of property passes on to the lessee after settlement of all lease payments*

***The Leasing Agreement № 758-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- *amount of lease payments – 44 157 072 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3 quarter of 2003*

*right of property passes on to the lessee after settlement of all lease payments*

***The Leasing Agreement № 759-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- *amount of lease payments – 5 414 473 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and*

- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3 quarter of 2003*

*right of property passes on to the lessee after settlement of all lease payments*

*The Leasing Agreement № 760-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:*

- *amount of lease payments – 32 350 420 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
- *subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3 quarter of 2003*

*right of property passes on to the lessee after settlement of all lease payments*

*Deputy General Director* *A. A. Litvinov*

Information on the essential fact (event, action) affecting the issuer's economic and financial activity.

***PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"***

*Location:* ***66, Karasunskaya St., Krasnodar, 350 000***
*The issuer's code: 00062-A*

*Date of the occurrence of the fact (event, action):* ***24.04.2003***
*Code of the fact (event, action):* ***1800062A24042003***

***"UTK" PJSC's body which approved the resolution on making a bargain: Board of Directors (Protocol №14 of 8 May 2003).***

***Full registered name of the Contractor:***
***Open Joint Stock Company "RTK-LEASING"***
***Seat: 5, Delegatskaya Str., Moscow, 103091***
***Postal address: building 2A, 42, Shchepkina Str., Moscow, 129110***

***Date of making the bargain: 24 April 2003.***

***Description of the bargain:***

***The Leasing Agreement № 761-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 15 575 065 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 762-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 1 407 733 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 2 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 763-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 1 407 733 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 2 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 764-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 2 478 256 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 2 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 765-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 7 840 985 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 766-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 1 963 595 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 2 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 767-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 1 963 595 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 777-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 51 157 390 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 778-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 27 816 215 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 779-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 50 210 670 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 2 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 780-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 7 708 628 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 781-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 39 131 299 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 782-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 1 437 078 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***Deputy General Director*** ***A. A. Litvinov***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity.

***PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"***

*Location:* ***66, Karasunskaya*** *St.,* ***Krasnodar, 350 000***
*The issuer's code: 00062-A*

*Date of the occurrence of the fact (event, action):* ***25.04.2003***
*Code of the fact (event, action):* ***1800062A25042003***

***"UTK" PJSC's body which approved the resolution on making a bargain: Board of Directors (Protocol №14 of 8 May 2003).***

***Full registered name of the Contractor:***
***Open Joint Stock Company "RTK-LEASING"***
***Seat: 5, Delegatskaya Str., Moscow, 103091***
***Postal address: building 2A, 42, Shchepkina Str., Moscow, 129110***

***Date of making the bargain: 25 April 2003.***

***Description of the bargain:***
***The Leasing Agreement № 768-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 10 724 548 rubles (ex VAT) based on gross leasing rate 19, 42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 2 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 769-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 18 233 014 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 2 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 770-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 3 353 118 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 2 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 771-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 44 927 737 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 772-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 3 249 509 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 2 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 773-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 2 349 614 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 774-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 2 606 939 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 775-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 20 427 097 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 2 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***The Leasing Agreement № 776-204/03 with "RTK-LEASING" OJSC was concluded on the following essential conditions:***

- ***amount of lease payments – 20 128 145 rubles (ex VAT) based on gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
- ***subject of an Agreement - leasing of switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC;***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***Deputy General Director*** ***A. A. Litvinov***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity.

***PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"***

*Location:* ***66, Karasunskaya** St., **Krasnodar, 350 000***
*The issuer's code: 00062-A*

*Date of the occurrence of the fact (event, action):* ***8.05.2003***
*Code of the fact (event, action):* ***1300062A08052003***

***"Southern Telecommunication Company" PJSC informs that at the meeting of its Board of Directors held on 8 May 2003 the following resolutions were adopted (Protocol №14 of 08.05.03)***

***On the first item: "Approval the bargain having interested motives – Leasing Agreement № 742 –204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 47 667 805 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 742 –204/03 on22 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 47 667 805 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***On the second item: "Approval the bargain having interested motives – Leasing Agreement № 743–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 38 439 995 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 743 –204/03 on22 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 38 439 995 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 2 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***On the third item: "Approval the bargain having interested motives – Leasing Agreement № 744–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 6 799 929 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 744 –204/03 on22 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 6 799 929 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***On the fourth item: "Approval the bargain having interested motives – Leasing Agreement № 745 –204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 6 118 346 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 745 –204/03 on22 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 6 118 346 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 2 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***On the fifth item: "Approval the bargain having interested motives – Leasing Agreement № 746 –204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 7 101 017 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 746 –204/03 on22 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 7 101 017 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***On the sixth item: "Approval the bargain having interested motives – Leasing Agreement № 747 –204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. *To determine the price of Agreement amounting to 22 922 735 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 747 –204/03 on22 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 22 922 735 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 2 quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

***On the seventh item: "Approval the bargain having interested motives – Leasing Agreement № 748 –204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. *To determine the price of Agreement amounting to 22 737 828 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 748 –204/03 on22 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 22 737 828 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3 quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

***On the eighth item: "Approval the bargain having interested motives – Leasing Agreement № 749 –204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. *To determine the price of Agreement amounting to 40 186 090 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.*
2. *To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 749 –204/03 on22 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:*

- *amount of lease payments – 40 186 090 rubles (including VAT)*
- *subject of an Agreement - leasing of switching equipment*
- *term of leasing – 5 (five) years;*
- *term of delivery of the equipment – 3 quarter of 2003*
- *right of property passes on to the lessee after settlement of all lease payments*

***On the ninth item: "Approval the bargain having interested motives – Leasing Agreement № 750 –204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 18 638 701 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 750 –204/03 on22 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 18 638 701 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***On the tenth item: "Approval the bargain having interested motives – Leasing Agreement № 751–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 16 329 670 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 751 –204/03 on22 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 16 329 670 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***On the eleventh item: "Approval the bargain having interested motives – Leasing Agreement № 752–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 13 820 012 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 752 –204/03 on22 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 13 820 012 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***On the twelfth item: "Approval the bargain having interested motives – Leasing Agreement № 753–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 13 404 895 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 753–204/03 on23 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 13 404 895 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***On the thirteenth item: "Approval the bargain having interested motives – Leasing Agreement № 754–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 1 106 875 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 754–204/03 on23 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 1 106 875 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 2 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***On the fourteenth item: "Approval the bargain having interested motives – Leasing Agreement № 755–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 172 412 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 755–204/03 on23 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 172 412 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***On the fifteenth item: "Approval the bargain having interested motives – Leasing Agreement № 756–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 8 600 179 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 756–204/03 on23 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 8 600 179 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***
- ***right of property passes on to the lessee after settlement of all lease payments***

***On the sixteenth item: "Approval the bargain having interested motives – Leasing Agreement № 757.–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "KabBalktelecom" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 11 618 541 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 757–204/03 on23 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 11 618 541 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the seventeenth item: "Approval the bargain having interested motives – Leasing Agreement № 758–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Electrosvyaz"Stavropol Territory – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 44 157 072 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 758–204/03 on23 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 44 157 072 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the eighteenth item: "Approval the bargain having interested motives – Leasing Agreement № 759–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 5 414 473 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 759–204/03 on23 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 5 414 473 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the nineteenth item: "Approval the bargain having interested motives – Leasing Agreement № 760–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 35 350 420 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 760–204/03 on23 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 35 350 420 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the twentieth item: "Approval the bargain having interested motives – Leasing Agreement № 761–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 15 575 065 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 761–204/03 on24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 15 575 065 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the twenty first item: "Approval the bargain having interested motives – Leasing Agreement № 762–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 1 407 733 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 762–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 1 407 733 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 2 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the twenty second item: "Approval the bargain having interested motives – Leasing Agreement № 763–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 1 407 733 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 763–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 1 407 733 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 2 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the twenty third item: "Approval the bargain having interested motives – Leasing Agreement № 764–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 2 478 256 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 764–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 2 478 256 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 2 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the twenty fourth item: "Approval the bargain having interested motives – Leasing Agreement № 765–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 7 840 985 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 765–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 7 840 985 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the twenty fifth item: "Approval the bargain having interested motives – Leasing Agreement № 766–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 1 963 595 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 766–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 1 963 595 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 2 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the twenty sixth item: "Approval the bargain having interested motives – Leasing Agreement № 767–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 1 963 595 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 767–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 1 963 595 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the twenty seventh item: "Approval the bargain having interested motives – Leasing Agreement № 768–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 10 724 548 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 768–204/03 on 25 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 10 724 548 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the twenty eighth item: "Approval the bargain having interested motives – Leasing Agreement № 769–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 18 233 014 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 769–204/03 on 25 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 18 233 014 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 2 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the twenty ninth item: "Approval the bargain having interested motives – Leasing Agreement № 770–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 3 353 118 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 770–204/03 on 25 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 3 353 118 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the thirtieth item: "Approval the bargain having interested motives – Leasing Agreement № 771–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 44 927 737 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 771–204/03 on 25 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 44 927 737 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the thirty first item: "Approval the bargain having interested motives – Leasing Agreement № 772–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 3 249 509 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 772–204/03 on 25 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 3 249 509 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 2 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the thirty second item: "Approval the bargain having interested motives – Leasing Agreement № 773–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 2 349 614 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 773–204/03 on 25 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 2 349 614 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the thirty third item: "Approval the bargain having interested motives – Leasing Agreement № 774–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 2 606 939 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 774–204/03 on 25 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 2 606 939 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the thirty fourth item: "Approval the bargain having interested motives – Leasing Agreement № 775–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 20 427 097 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 775–204/03 on 25 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 20 427 097 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 2 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the thirty fifth item: "Approval the bargain having interested motives – Leasing Agreement № 776–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Rostovelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 20 128 145 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 776–204/03 on 25 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 20 128 145 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the thirty sixth item: "Approval the bargain having interested motives – Leasing Agreement № 777–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 51 157 390 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 777–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 51 157 390 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the thirty seventh item: "Approval the bargain having interested motives – Leasing Agreement № 778–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 27 816 215 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 778–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 27 816 215rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the thirty eighth item: "Approval the bargain having interested motives – Leasing Agreement № 779–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Rostovelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 50 210 670 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 779–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 50 210 670 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 2 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the thirty ninth item: "Approval the bargain having interested motives – Leasing Agreement № 780–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Volgogradelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 7 708 628 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 780–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 7 708 628 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the fortieth item: "Approval the bargain having interested motives – Leasing Agreement № 781–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Rostovelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 39 131 299 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 781–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 39 131 299 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***On the forty first item: "Approval the bargain having interested motives – Leasing Agreement № 782–204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To determine the price of Agreement amounting to 1 437 078 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***
2. ***To approve the conclusion of the bargain having interested motives – The Agreement of finance lease of personal assets № 782–204/03 on 24 April 2003 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 1 437 078 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments***

***10 out 11 members of the Board take part in the voting. There is a quorum for conducting the Board of Director's meeting. 8 directors voted in favor of the resolutions, 2 directors (Vasilyev M.B., Dubchenko V.V.) voted against the resolutions.***

***Deputy General Director*** ***A.A.Litvinov***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity.

***PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"***

*Location:* ***66, Karasunskaya*** *Str.,* ***Krasnodar, 350 000***
*The issuer's code: 00062-A*

*Date of the occurrence of the fact (event, action):* ***14.05.2003***
*Code of the fact (event, action):* ***0500062A14052003***

***Shareholder: Commercial bank "J.P. Morgan Bank International"Ltd – nominal holder***
***Location: 2/1 Paveletskay ploschad, Moscow, 113054***
***Postal address: 2/1 Paveletskay ploschad, Moscow, 113054***

***Share of votes in the company's supreme governing body before change: 4,8051%***
***Share of votes in the Company's supreme governing body after change: 5,001%***
***Date of change: 14.05.2003.***

***Deputy General Director*** ***A.A.Litvinov***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity.

***PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"***

*Location:* ***66, Karasunskaya*** *Str.,* ***Krasnodar, 350 000***
*The issuer's code: 00062-A*

*Date of the occurrence of the fact (event, action):* ***20.05.2003***
*Code of the fact (event, action):* ***1300062A20052003***

***"Southern Telecommunications Company" PJSC informs that at the meeting of its Board of Directors held on 29 May 2003 the following resolution were adopted (Protocol №17 of 29.05.2003)***

***I. Agenda of "UTK" PJSC Annual General Shareholders' Meeting includes the following items:***

1. ***Approval of annual report, balance sheet, income statement and allocation of profits and losses based on the results of the reported financial year (2002).***
2. ***Approval of dividend size, form, order and date of payments for each category and type of shares for the year 2002.***
3. ***Election of the members to the Company's Board of Directors.***
4. ***Election of the members to the Company's Auditing Commission.***
5. ***Approval of the Company's auditor for the year 2002.***
6. ***Determination of the size of remuneration to be paid to the members of the Board of Directors.***
7. ***Approval of new edition of Regulations on the procedure for conducting a General Shareholders' Meeting.***

***2. The Company's Board of Directors recommended the Annual General Shareholders' Meeting to pay dividends for the year 2002 amounting to 0,0812 rubles for one ordinary share before August 24, 2003 and 0,1607 rubles for one preference share before December 31, 2003.***

3. ***To determine the following percents of deductions for calculation of the size of quarterly and yearly remunerations to the Board of Directors members:***

- ***0.006% of sales revenue for the reporting quarter in accordance with the accounting reports of the Company to each member of the Board of Directors;***
- ***0.4% of net profit for the reporting year in accordance with the accounting reports of the Company to all members of the Board of Directors;***

***11 out 11 members of the Board take part in the voting. There is a quorum for conducting the Board of Director's meeting.***
***The resolutions were approved by a solid vote.***

***Deputy General Director*** ***A. A. Litvinov***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity.

***PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"***

*Location:* ***66, Karasunskaya** St.,* ***Krasnodar, 350 000***
*The issuer's code: 00062-A*

*Date of the occurrence of the fact (event, action):* ***29.05.2003***
*Code of the fact (event, action):* ***1300062A29052003***

*"Southern Telecommunications Company" PJSC informs that at the meeting of its Board of Directors held on 29 May 2003 the following resolution were adopted (Protocol №19 of 29.05.2003)*

***On the item: "Approval the bargain having interested motives – Leasing Agreement № 742 – 204/03 with "RTK-LEASING" OJSC on delivery of the switching equipment for "Kubanelectrosvyaz" – branch of "UTK" PJSC.***

1. ***To approve the bargain having interested motiveswith taking into account remarks mentioned above – The Agreement of finance lease of personal assets № 837 –204/03 with "RTK-LEASING" OJSC – on the following essential conditions:***

- ***amount of lease payments – 299 182 425 rubles (including VAT)***
- ***subject of an Agreement - leasing of switching equipment***
- ***term of leasing – 5 (five) years;***
- ***term of delivery of the equipment – 3 quarter of 2003***

***right of property passes on to the lessee after settlement of all lease payments.***

***2. To determine the price of Agreement amounting to 299 182 425 rubles (including VAT) based on market price of gross leasing rate 19,42 percent per annum (with an allowance for additional expenditure and remunerations) without insurance.***

***11 out 11 members of the Board take part in the voting. There is a quorum for conducting the Board of Director's meeting. 9 directors voted in favor of the resolutions, 2 directors (Vasilyev M.B., Dubchenko V.V.) voted against the resolutions.***

***Deputy General Director*** ***A.A.Litvinov***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity.

***PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"***

*Location:* ***66, Karasunskaya** St.,* ***Krasnodar, 350 000***
*The issuer's code: 00062-A*

*Date of the occurrence of the fact (event, action):* ***25.06.2003***
*Code of the fact (event, action): 0100062A25062003*

***The Company's governing organ that was changed: Board of Directors***
***The following persons were elected the members of the Board of Directors:***

1) ***Avdiyants Stanislav Petrosovich. Share in "UTK" PJSC's charter capital : 0%***
2) ***Belov Vadim Yevgenyevich. Share in "UTK" PJSC's charter capital : 0%***
3) ***Vasilyev Mikhail Borisovich. Share in "UTK" PJSC's charter capital : 0%***
4) *Volkovyskiy Igor Viljgelmovich. Share in "UTK" PJSC's charter capital : 0%*
5) ***Gorbachev Vladimir Lukich. Share in "UTK" PJSC's charter capital : 0.0891%***
6) ***Kulikov Denis Viktorovich. Share in "UTK" PJSC's charter capital : 0%***
7) ***Merzlenko Alexander Leonidovich. Share in "UTK" PJSC's charter capital : 0%***
8) ***Romskiy Georgy Alexeevich. Share in "UTK" PJSC's charter capital : 0%***
9) ***Panchenko Stanislav Nikolaevich. Share in "UTK" PJSC's charter capital : 0%***
10) ***Ukhina Irina Petrovna. Share in "UTK" PJSC's charter capital : 0%***
11) ***Shchepilov Andrey Anatoljevich. Share in "UTK" PJSC's charter capital : 0%***

***Date of the change: 25 June 2003***
***The issuer's authorized body, which adopted the resolution being grounds of these changes: Annual General Shareholders' Meeting (Protocol №14 of 25 Juney 2003).***

***Powers of the following members of the Board of Directors were terminated***

1. ***Avdiyants Stanislav Petrosovich. Share in "UTK" PJSC's charter capital : 0%***
2. ***Belov Vadim Yevgenyevich. Share in "UTK" PJSC's charter capital : 0%***
3. ***Vasilyev Mikhail Borisovich. Share in "UTK" PJSC's charter capital : 0%***
4. ***Gorbachev Vladimir Lukich. Share in "UTK" PJSC's charter capital : 0.0891%***
5. ***Dubchenko Vladimir Vladimirovich. Share in "UTK" PJSC's charter capital : 0%***
6. ***Merzlenko Alexander Leonidovich. Share in "UTK" PJSC's charter capital : 0%***
7. *Romskiy Georgy Alexeevich.* ***Share in "UTK" PJSC's charter capital : 0%***
8. ***Panchenko Stanislav Nikolaevich. Share in "UTK" PJSC's charter capital : 0%***
9. ***Ukhina Irina Petrovna. Share in "UTK" PJSC's charter capital : 0%***
10. ***Filimonova Galina Arsentjevna Share in "UTK" PJSC's charter capital : 0%***
11. ***Shchepilov Andrey Anatoljevich. Share in "UTK" PJSC's charter capital : 0%***

***Date of the change: 25 June 2003***
***The issuer's authorized body which adopted the resolution being grounds of these changes:***
*Annual General Shareholders' Meeting (Protocol №14 of 25 Juney 2003).*

***The Company's governing organ that was changed: Management Board***
***The following persons were elected the members of the Management Board:***

1. ***Gorbachev Vladimir Lukich. Share in "UTK" PJSC's charter capital : 0.0891%***
2. ***Apalko Alexander Valentinovich. Share in "UTK" PJSC's charter capital : 0.0195%***
3. ***Devyatkina Lyudmila Ivanovna. Share in "UTK" PJSC's charter capital : 0%***
4. ***Ignatenko Ivan Fyodorovich. Share in "UTK" PJSC's charter capital : 0.0346%***
5. ***Izyurjev Leonid Mikhailovich. Share in "UTK" PJSC's charter capital : 0.0019%***
6. ***Kozhiev Beshtau Kanamatovich. Share in "UTK" PJSC's charter capital : 0.22%***
7. ***Korotenko Svetlana Vasilyevna. Share in "UTK" PJSC's charter capital : 0.0159%***
8. ***Kruzhkov Viktor Alexandrovich. Share in "UTK" PJSC's charter capital : 0.0844%***
9. ***Litvinov Andrey Alexandrovich. Share in "UTK" PJSC's charter capital : 0.00%***
10. ***Malova Antonina Mihaylovna. Share in "UTK" PJSC's charter capital : 0.00053%***
11. ***Poyarkov Evgueniy Nikolaevich. Share in "UTK" PJSC's charter capital : 0.00%***
12. ***Prachkin Alexsei Petrovich. Share in "UTK" PJSC's charter capital : 0.13%***
13. ***Roitblat Alexandr Markovich. Share in "UTK" PJSC's charter capital : 0.01533%***
14. ***Rusinova Tatyana Viktorova. Share in "UTK" PJSC's charter capital : 0.00%***
15. ***Statuev Vladislav Andreevich. Share in "UTK" PJSC's charter capital : 0.00%***
16. ***Fefilova Svetlana Gennedievna. Share in "UTK" PJSC's charter capital : 0.00%***
17. ***Harchenko Sergey Nikolaevich. Share in "UTK" PJSC's charter capital : 0.00%***
18. ***Chinazirov Yanvar Khadgimusovich. Share in "UTK" PJSC's charter capital: 0.0181%***
19. *Shukhostanov Boris Kistuevich.* ***Share in "UTK" PJSC's charter capital: 0.0000004%***

***Date of the change: 25 June 2003***
***The issuer's authorized body which adopted the resolution being grounds of these changes: Board of Directors** (Protocol №1 of 25 June 2003).*

*Powers of the following members of the Management Board were terminated*

1. ***Gorbachev Vladimir Lukich. Share in "UTK" PJSC's charter capital : 0.0891%***
2. ***Apalko Alexander Valentinovich. Share in "UTK" PJSC's charter capital : 0.0195%***
3. ***Butko Alexander Semyonovich. Share in "UTK" PJSC's charter capital : 0.0048%***
4. ***Devyatkina Lyudmila Ivanovna. Share in "UTK" PJSC's charter capital : 0.00%***
5. ***Ignatenko Ivan Fyodorovich. Share in "UTK" PJSC's charter capital : 0.0346%***
6. ***Izyurjev Leonid Mikhailovich. Share in "UTK" PJSC's charter capital : 0.0019%***
7. ***Kozhiev Beshtau Kanamatovich. Share in "UTK" PJSC's charter capital : 0.22%***
8. ***Kormilitsina Lyudmila Alexseevna. Share in "UTK" PJSC's charter capital : 0.00%***
9. ***Korotenko Svetlana Vasilyevna. Share in "UTK" PJSC's charter capital : 0.0159%***
10. ***Kruzhkov Viktor Alexandrovich. Share in "UTK" PJSC's charter capital : 0.0844%***
11. ***Litvinov Andrey Alexandrovich. Share in "UTK" PJSC's charter capital : 0.00%***
12. ***Malova Antonina Mihaylovna. Share in "UTK" PJSC's charter capital : 0.00053%***
13. ***Poyarkov Evgueniy Nikolaevich. Share in "UTK" PJSC's charter capital : 0.00%***
14. ***Prachkin Alexsei Petrovich. Share in "UTK" PJSC's charter capital : 0.13%***
15. ***Roitblat Alexandr Markovich. Share in "UTK" PJSC's charter capital : 0.01533%***
16. ***Rusinova Tatyana Viktorova. Share in "UTK" PJSC's charter capital : 0.00%***
17. ***Statuev Vladislav Andreevich. Share in "UTK" PJSC's charter capital : 0.00%***
18. ***Ufimov Vladimir Batorovich. Share in "UTK" PJSC's charter capital : 0.031%***
19. ***Uhov Valeriy Vasilyevich. Share in "UTK" PJSC's charter capital : 0.77%***
20. ***Fefilova Svetlana Gennedievna. Share in "UTK" PJSC's charter capital : 0.00%***
21. ***Harchenko Sergey Nikolaevich. Share in "UTK" PJSC's charter capital : 0.00%***

22. ***Chinazirov Yanvar Khadgimusovich. Share in "UTK" PJSC's charter capital: 0.0181%***
23. *Shukhostanov Boris Kistuevich.* ***Share in "UTK" PJSC's charter capital: 0.0000004%***

***Date of the change: 25 June 2003***
***The issuer's authorized body which adopted the resolution being grounds of these changes: Board of Directors*** *(Protocol №1 of 25 June 2003)*.

***Deputy General Director*** ***A.A.Litvinov***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity.

***PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"***

*Location:* ***66, Karasunskaya** St.,* ***Krasnodar, 350 000***
*The issuer's code:* ***00062-A***

*Date of the occurrence of the fact (event, action):* ***25.06.2003***
*Code of the fact (event, action):* ***1100062A25062003***

***Class, category (type) of securities: ordinary registered book-entry share***
***Date of adopting the resolution on dividend payment: 26 June 2003***
***Date of dividend payment: 31 December 2003 at the latest***
***The issuer's body which adopted the resolution on dividend payment: Annual General Shareholders' Meeting***
***Size of dividend paid on each ordinary registered boo-entry share – 0,0812 rubles***
***Number of ordinary registered book-entry shares on which dividends are to be paid: 2 960 512 964 shares***
***Form of divided payment: in cash.***

***Class, category (type) of securities: preference registered book-entry type A share***
***Date of adopting the resolution on dividend payment: 25 June 2003.***
***Date of dividend payment: 24 December 2003 at the latest***
***The issuer's body which adopted the resolution on dividend payment: Annual General Shareholders' Meeting***
***Size of dividend paid on each preferred registered book-entry type A share-0, 1607***
***Number of preference registered book-entry type A shares on which dividends are to be paid: 972 151 838 shares.***
***Form in dividend payment: in cash***

***Deputy General Director*** ***A.A.Litvinov***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity.

***PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"***

*Location:* ***66, Karasunskaya*** *St.,* ***Krasnodar, 350 000***
*The issuer's code: 00062-A*

*Date of the occurrence of the fact (event, action):* ***25.06.2003***
*Code of the fact (event, action):* ***1200062A25062003***

***Type of General Shareholders' Meeting – Annual***
***Form of the Annual General Shareholders' Meeting – in praesentio (joint personal presence)***
***Date: 25 June 2003.***
***Venue: Olginka, Health complex "Orbita" CJSC, Tuapse District, Krasnodar Territory***

***By the record day of shareholders' entitled to take part in the Annual General Shareholders' Meeting the Company distributed 2 960 512 964 ordinary shares. The Company acquired (repurchased) 0 shares.***
***Total number of the Company's voting shares except for those acquired (repurchased) by the Company constitutes 2 960 512 964 shares.***
***Shareholders owned by the Company's common shares entitled to vote on the agenda items №1, №2, №3, №5, №6, and №7 of the Annual General Shareholders' Meeting of «Southern Telecommunications Company» PJSC.***
***Shareholders owned by "Southern Telecommunication Company " common shares have a vote on item №4 (Election of the members to the Company's Auditing Commission) except members of the Board of Directors or persons holding positions in the Company's governing bodies.***
***As at 11:00 Moscow time shareholders and their proxies owning in the aggregate 2 404 054 975 votes were registered.***
***48 295 663 votes owned by the members of the Board of Directors or persons holding positions in the Company's governing bodies;***
***2 404 054 975 votes (81,20 percent of the total number of the Company's registered voting shares) owned by the shareholders entitled to vote on the agenda items №1, №2, №3, №5, №6, №7.***
***2 356 866 462 votes (or 80,92 percent of the total number of the registered voting shares) owned by shareholders entitled to vote on the agenda item №4 (Election of the members of the Auditing Commission) except voting shares owned by the members of the Board of Directors or persons holding positions in the Company's governing bodies.***
***The quorum for*** *adopting resolutions* ***on the agenda items №1, №2, №3, №5, №6, №7 of the Annual General Shareholders' Meeting is provided by shareholders owing in the aggregate 50 percent of the total number of the Company's registered voting shares, except acquired (repurchased) by the Company.***

*The quorum for adopting resolutions on the agenda item №4 of the (Election of the members of the Auditing Commission) is provided by shareholders owing in the aggregate 50 percent of the total number of the Company's registered voting shares, except acquired (repurchased) by the Company or those owned by the members of the Board of Directors or persons holding positions in the Company's governing bodies.*
*Thus, the Annual General Shareholders' Meeting of "Southern Telecommunications Company" PJSC has a quorum for adopting resolutions on all the agenda items.*
*As at the moment of the beginning counting of votes 1 522 shareholders and their proxies owning in the aggregate 2 405 333 795 votes were registered.*
*2 405 333 795 votes owned by shareholders entitled to vote on the agenda items №1, №2, №3, №5, №6, №7.*
*2 357 917 687 votes owned by shareholders entitled to vote on the agenda items №4 (Election of the members of the Auditing Commission).*

*Items put to vote:*
1. *Approval of annual report, balance sheet, income statement and allocation of profits and losses based on the results of the reported fiscal year 2002.*
2. *Approval of dividend size, form, order and date of payments for each category and type of shares for the year 2002.*
3. *Election of the members to the Company's Board of Directors.*
4. *Election of the members to the Company's Auditing Commission.*
5. *Determination of the size of remuneration to be paid to the members of the Company's Board of Directors*
6. *Approval of the new version of regulations on the procedure for conducting a General Shareholders' Meeting.*

*Voting results.*
*On the first item: "Approval of annual report, balance sheet, income statement and allocation of profits and losses based on the results of the reported fiscal year 2002."*

| | |
|---|---|
| *Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:* | *2 960 512 964 votes* |
| *Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:* | *2 405 333 792 votes* |
| *including:* | |
| *those having taken part in the voting* | *2 326 728 892 votes* |
| *those votes in the voting papers declared invalid, in aggregate* | *3 195 659 votes* |

| | *Number of votes* | *Percent from total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item* |
|---|---|---|
| *"IN FAVOR"* | *2 303 166 855* | *95,75%* |
| *"AGAINST"* | *13 103* | *0,001%* |
| *"ABSTAINED FROM VOTING"* | *20 353 275* | *0,85%* |

*On the second item: "Approval of dividend size, form, order and date of payments for each category and type of shares for the year 2002."*

| | |
|---|---|
| *Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:* | *2 960 512 964 votes* |
| *Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:* | *2 405 333 792 votes* |
| *including:* | |
| *those having taken part in the voting* | *2 328 991 071 votes* |
| *those votes in the voting papers declared invalid, in aggregate* | *817 724 votes* |

| | *Number of votes* | *Percent from total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item* |
|---|---|---|
| *"IN FAVOR"* | *2 292 372 393* | *95,30%* |
| *"AGAINST"* | *15 504 469* | *0,64%* |
| *"ABSTAINED FROM VOTING"* | *20 296 485* | *0,84%* |

*On the third item: "Election of the members to the Company's Board of Directors."*

| | |
|---|---|
| *Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:* | *2 960 512 964 votes* |
| *Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:* | *26 458 671 712 votes* |
| *including:* | |
| *those having taken part in the voting* | *26 420 411 866 votes* |
| *those votes in the voting papers declared invalid, in aggregate* | *90 188 901 votes* |

| | *Number of votes* | *Percent from total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item* |
|---|---|---|
| *"IN FAVOR"* | *26 328 231 655* | *99,51%* |
| *"AGAINST"* | *417 912* | *0,001%* |
| *"ABSTAINED FROM VOTING"* | *20 296 485* | *0,01%* |

| *Name of the candidate* | *Number of votes cast in favor of each candidate* |
|---|---|
| *Gorbachev Vladimir Lukich* | *1 817 421 188* |
| *Kulikov Denis Viktorovich* | *1 928 890 951* |
| *Vasilyev Mikhail Borisovich* | *2 430 932 587* |
| *Volkoviskiy Igor Viljgelmovich* | *2 043 433 485* |
| *Ukhina Irina Petrovna* | *2 025 737 823* |
| *Merzlenko Alexander Leonidovich* | *2 022 231 662* |
| *Belov Vadim Yevgenyevich* | *2 019 256 963* |
| *Avdiyants Stanislav Petrovich* | *2 018 080 160* |
| *Panchenko Stanislav Nikolaevich* | *2 017 368 136* |

| | |
|---|---|
| *Romskiy Georgy Alexeevich* | *2 017 206 037* |
| *Shcgepilov andrey Anatoljevich* | *2 013 985 520* |
| *Dudchenko Vladimir Vladimirovich* | *2 004 986 983* |
| *Kovalenko Gennadiy Ivanovich* | *17 511 755* |
| *Pemezkov Alexander Alexandrovich* | *15 897 597* |
| *Petrova Oksana Valerjevnan* | *15 219 066* |

*On the fourth item: "Election of the members to the Company's Auditing Commission."*

| | |
|---|---|
| *Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:* | *2 912 414 391 votes* |
| *Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:* | *2 357 917 687 votes* |
| *including:* | |
| *those having taken part in the voting* | *2 087 563 457 votes* |

*1.Boyarskih Natalia Vladimirovna*

| | *Number of votes* | *Percent from total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item* |
|---|---|---|
| *"IN FAVOR"* | *2 058 053 998* | *87,28%* |
| *"AGAINST"* | *117 363* | *0,001%* |
| *"ABSTAINED FROM VOTING"* | *20 460 512* | *0,87%* |
| *"INVALID"* | *8 790 875* | *0,37%* |

*2.Gerseva Lyubov Alexandrovna*

| | *Number of votes* | *Percent from total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item* |
|---|---|---|
| *"IN FAVOR"* | *2 057 641 197* | *87,27%* |
| *"AGAINST"* | *256 737* | *0,01%* |
| *"ABSTAINED FROM VOTING"* | *20 663 293* | *0,88%* |
| *"INVALID"* | *8 892 664* | *0,38%* |

*3. Prokofjeva Irina Viktorovna*

| | *Number of votes* | *Percent from total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item* |
|---|---|---|
| *"IN FAVOR"* | *2 057 682 197* | *87,27%* |
| *"AGAINST"* | *256 737* | *0,01%* |
| *"ABSTAINED FROM VOTING"* | *20 663 293* | *0,88%* |
| *"INVALID"* | *8 892 664* | *0,38%* |

*1. Kozin Vladimir Vladimirovich*

| | *Number of votes* | *Percent from total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item* |
|---|---|---|
| *"IN FAVOR"* | *2 057 682 999* | *87,27%* |
| *"AGAINST"* | *215 737* | *0,01%* |
| *"ABSTAINED FROM VOTING"* | *20 663 293* | *0,88%* |
| *"INVALID"* | *8 892 664* | *0,38%* |

*2. Prokofjeva Irina Viktorovna*

| | *Number of votes* | *Percent from total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item* |
|---|---|---|
| *"IN FAVOR"* | *2 054 815 071* | *87, 15%* |
| *"AGAINST"* | *3 194 799* | *0,14%* |
| *"ABSTAINED FROM VOTING"* | *20 658 743* | *0,88%* |
| *"INVALID"* | *8 805 135* | *0,37%* |

*5. Frolov Kirill Viktorovich*

| | *Number of votes* | *Percent from total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item* |
|---|---|---|
| *"IN FAVOR"* | *2 057 678 918* | *87, 15%* |
| *"AGAINST"* | *253 583* | *0,01%* |
| *"ABSTAINED FROM VOTING"* | *20 672 995* | *0,88%* |
| *"INVALID"* | *8 888 252* | *0,38%* |

*On the fifth item: "Approval of the Company's Auditor for the year 2003."*

| | |
|---|---|
| *Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:* | *2 960 512 964 votes* |
| *Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:* | *2 405 333 792 votes* |
| *including:* | |
| *those having taken part in the voting* | *2 326 476 397 votes* |
| *those votes in the voting papers declared invalid, in aggregate* | *3 102 408 votes* |

| | *Number of votes* | *Percent from total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item* |
|---|---|---|
| *"IN FAVOR"* | *2 302 720 246* | *95,73%* |
| *"AGAINST"* | *5 786* | *0,001%* |
| *"ABSTAINED FROM VOTING"* | *20 647 957* | *0,01%* |

*On sixth item: "Determination of the size of remuneration to be paid to the members of the Company's Board of Directors."*

| | |
|---|---|
| *Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:* | *2 960 512 964 votes* |
| *Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:* | *2 405 333 792 votes* |
| *including:* | |
| *those having taken part in the voting* | *2 325 563 480 votes* |
| *those votes in the voting papers declared invalid, in aggregate* | *1 088 092 votes* |

| | *Number of votes* | *Percent from total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item* |
|---|---|---|
| *"IN FAVOR"* | *2 185 413 027* | *90,86%* |
| *"AGAINST"* | *111 505 874* | *0,001%* |
| *"ABSTAINED FROM VOTING"* | *27 556 487* | *1,15%* |

*On seventh item: "Approval of the new version of regulations on the procedure for conducting a General Shareholders' Meeting."*

| | |
|---|---|
| *Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:* | *2 960 512 964 votes* |
| *Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:* | *2 405 333 792 votes* |
| *including:* | |
| *those having taken part in the voting* | *2 326 365 743 votes* |
| *those votes in the voting papers declared invalid, in aggregate* | *882 591 votes* |

| | *Number of votes* | *Percent from total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item* |
|---|---|---|
| *"IN FAVOR"* | *2 172 102 490* | *90,30%* |
| *"AGAINST"* | *110 953 488* | *4,61%* |
| *"ABSTAINED FROM VOTING"* | *42 427 174* | *1,76%* |

*Resolutions approved:*
*On the first item: Approval of annual report, balance sheet, income statement and allocation of profits and losses based on the results of the reported fiscal year 2002.*

*On the second item:*
*To pay dividends for the year 2002 amounting to:*

a) *0.1607 ruble in cash for each preference share on 24 August 2003 at the latest;*
b) *0,0812 ruble in cash for each ordinary share on 31 December 2003 at the latest.*

*On the third item:*
*To elect the following members of the Board of Directors:*

- *Avdiyants Stanislav Petrovich – Executive Director – Director of the Department for Economic and Tariff Policy, "Svyazinvest" PJSC*
- *Belov Vadim Yevgenyevich - Deputy General Director, "Svyazinvest" PJSC*
- *Vasilyev Mikhail Borisovich - Head of the Representative Office, "NCH Advisors Inc."*
- *Volkovyski Igor Vilgelmovich - Head of Administrative Department of the Board of the Presidential Plenipotentiary in the Southern Federal District*
- *Gorbachev Vladimir Lukich - General Director, "Southern Telecommunications Company" PJSC*
- *Kulikov Denis Viktorovich - Expert, Investor Protection Association (non-commercial organization) , Moscow*
- *Alexander Leonidovich Merzlenko - Vice-President, "Renaissance – Capital" Ltd.*
- *Panchenko Stanislav Nikolaevich - Deputy General Director, ""Svyazinvest" PJSC*
- *Romsky Georgy Alekseevich - Deputy General Director, ""Svyazinvest" PJSC*
- *Ukhina Irina Petrovna - Deputy Director, Department of Corporate Management, "Svyazinvest" PJSC*
- *Shchepilov Andrei Anatolyevich - Senior specialist, Securities Department, "Svyazinvest" PJSC*

*On the fourth item:*
*To elect the following members of the Company's Auditing Commission:*

1) *Boyarskikh Natalia Vladimirovna*
2) *Greseva Andrei Anatolyevich*
3) *Kozin Vladimir Vladimirovich*
4) *Prokofyeva Irina Viktorovna*
5) *Frolov Kirill Viktorovich*

*On the fifth item:*
*To approve "Ernst and Young Vneshaudit" CJSC as the Company's auditor.*

*On the eights item:*
*To determine percent of deductions for calculation of the size of quarterly and yearly remunerations to be paid to the members of the Company's Board of Directors:*

- *0.006% percent of the Company's sale proceeds for the reporting quarter in accordance with the accounting reports of the Company for each members of the Board of Directors.*
- *0.4% percent of the Company net profit for the reporting year in accordance with the accounting reports of the Company for all the members of the Board of Directors.*

*On the seventh item:*
*To approve the new version of the Regulations on the procedure for conducting a General Shareholders' Meeting.*

*Deputy General Director* *A.A.Litvinov*

**OPEN JOINT-STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"**

66, Karasunskaya Str., Krasnodar, 350 000

**List of affiliated persons as at 1 January 2003**

| The affiliated person | Number of the Company's shares belonging to the affiliated person | The affiliated person's holding in the Company charter capital |
|---|---|---|
| Name: Belov Vadim Yevguenjevich<br>Location: Moscow<br>Reason: member of the Company Board of Directors<br>Date when the reason occurred: 21 June 2002 | - | - |
| Name: Volkovyski Igor Vilgelmovich<br>Location: Rostov-on-Don<br>Reason: member of the Company Board of Directors<br>Date when the reason occurred: 21 June 2002 | | |
| Name: Gorbachev Vladimir Lukich<br>Location: Krasnodar<br>Reason: member of the Company Board of Directors<br>Date when the reason occurred: 21 June 2002<br>Reason: member of the Company collective executive power<br>Date when the reason occurred: 21 June 2002<br>Reason: The Company's individual executive power<br>Date when the reason occurred: May 30,2001 | Ordinary: 2 919 565<br>Preferred: 585 875 | 0,09% |
| Name: Yevdokimenko Vitali Mikhailovich<br>Location: Krasnodar<br>Reason: member of the Company Board of Directors<br>Date when the reason occurred: 21 June 2002 | - | - |
| Name: Zabuzova Elena Viktorovna<br>Location: Moscow<br>Reason: member of the Company Board of Directors<br>Date when the reason occurred: 21 June 2002 | | |
| Name: Osipchuk Anton Igorevich<br>Location: Moscow<br>Reason: member of the Company Board of Directors<br>Date when the reason occurred: 21 June 2002 | - | - |


The translation is correct
General director
A. ...vihov

| | | |
|---|---|---|
| Name: Romski Georgy Alexeevich<br>Location: Moscow<br>Reason: member of the Company Board of Directors<br>Date when the reason occurred: 21 June 2002 | - | - |
| Name: Ukhina Irina Petrovna<br>Location: Moscow<br>Reason: member of the Company Board of Directors<br>Date when the reason occurred: 21 June 2002 | - | - |
| Name: Hern David Alexander<br>Location: Moscow<br>Reason: member of the Company Board of Directors<br>Date when the reason occurred: 21 June 2002 | - | - |
| Name: Apalko Alexander Valentinovich<br>Location: Sochi, Krasnodar Territory<br>Reason: member of the Company Board of Directors<br>Date when the reason occurred: 21 June 2002 | Ordinary: 666 862<br>Preferred: 98 100 | 0,02% |
| Name: Ignatenko Ivan Fyodorovich<br>Location: Krasnodar<br>Reason: member of the Company collective executive power<br>Date when the reason occurred: 21 June 2002 | Ordinary: 1 180 579<br>Preferred: 180 395 | 0,03% |
| Name: Kraev Alexey Olegovich<br>Location: Krasnodar<br>Reason: member of the Company collective executive power<br>Date when the reason occurred: 21 June 2002 | | |
| Name: Kruzhkov Victor Alexandrovich<br>Location: Krasnodar<br>Reason: member of the Company collective executive power<br>Date when the reason occurred: 21 June 2002 | Ordinary: 3 051 128<br>Preferred: 269 775 | 0,08% |
| Name: Laskavy Leonid Leontjevich<br>Location: Krasnodar<br>Reason: member of the Company collective executive power<br>Date when the reason occurred: 21 June 2002 | Ordinary: 2 035 248<br>Preferred: 291 575 | 0,06% |
| Name: Litvinov Andrey Alexandrovich<br>Location: Krasnodar<br>Reason: member of the Company collective executive power<br>Date when the reason occurred: 21 June 2002 | - | - |

| | | |
|---|---|---|
| Name: Statuev Vladislav Andreevich<br>Location: Krasnodar<br>Reason: member of the Company collective executive power<br>Date when the reason occurred: 21 June 2002 | | |
| Name: Fefilova Svetlana Gennadyevna<br>Location: Krasnodar<br>Reason: member of the Company collective executive power<br>Date when the reason occurred: 21 June 2002 | | |
| Name: Kharchenko Sergey Nikolaevich<br>Location: Krasnodar<br>Reason: member of the Company collective executive power<br>Date when the reason occurred: 21 June 2002 | | |
| Name: Shipulin Alexander Petrovich<br>Location: Krasnodar<br>Reason: member of the Company collective executive power<br>Date when the reason occurred: 21 June 2002 | Ordinary: 1 142 111<br>Preferred: 261 600 | 0,04% |
| Name: CJSC "Insurance company "Kostars"<br>Location: Room 33-08, 42/3, Leninski prospect, Moscow 117119<br>Mailing address: 15a, Kalancheevskaya St., Moscow 107078<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Rostelecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Joint-Stock Commercial Bank of communication and informatization development "Pochtobank"<br>Location: 68, Lenin St., Perm 614096<br>Mailing address: 68, Lenin St., Perm 614096<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Uralsvyazinform"<br>Date when the reason occurred: 8 December 1995 | | |

| | | |
|---|---|---|
| Name: CJSC "Altel"<br>Location: 54 B, Lenin prospect, Barnaul 656099<br>Mailing address: 54 B, Lenin prospect, Barnaul 656099<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Sibirtelecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "BRIZ" Ltd.<br>Location: 17/1, Starokonyushenny per., Moscow 121022<br>Mailing address: 17/1, Starokonyushenny per., Moscow 121022<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Central Telegraph"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC" Bryanskie Sotovie seti"<br>Location: 9, Karl Marx St., Bryansk 241000<br>Mailing address: 9, Karl Marx St., Bryansk 241000<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Central telecommunications company"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Vestelcom"<br>Location: 26, Sushchovski val, Moscow 127018<br>Mailing address: 26, Sushchovski val, Moscow 127018<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Rostelecom"<br>Date when the reason occurred: 8 December 1995 | | |

| | | |
|---|---|---|
| Name: CJSC"VSNET"<br>Location: 6, Kukuevitskogo St., Surgut, Hanty-Mansiyski AO, Tyumen Region 626400<br>Mailing address: 6, Kukuevitskogo St., Surgut, Hanty-Mansiyski AO, Tyumen Region 626400<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Uralsvyazinform"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Dag. TV-inform"<br>Location: 3, Lenin prospect, Makhachkala 367012<br>Mailing address: 3, Lenin prospect, Makhachkala 367012<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Dagsvyazinform"<br>Date when the reason occurred: 14 August 1996 | | |
| Name: CJSC "Dagestanskaya Sotovaya svyaz"<br>Location: 3, Lenin prospect, Makhachkala 367012<br>Mailing address: 7, Oskara prospect, Makhachkala 367012<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Dagsvyazinform"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Yeniseitelecom"<br>Location: 102, Mira prospect, Krasnoyarsk-17 660017<br>Mailing address: 102, Mira prospect, Krasnoyarsk-17 660017<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Sibirtelecom"<br>Date when the reason occurred: 8 December 1995 | | |

| | | |
|---|---|---|
| Name: CJSC "Ingenerny center"<br>Location: 16, Kazakova St., Moscow 103064<br>Mailing address: 16, Kazakova St., Moscow 103064<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Rostelecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Kaluzhskaya sotovaya svyaz"<br>Location: 38, Teatralnaya St., Kaluga 248600<br>Mailing address: 85/2, Nikitina St., Kaluga 248003<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Central telecommunications company"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Kurganski sotovy telefon"<br>Location: 13, Sverdlova St., Kurgan 640003<br>Mailing address: a/ya 855 Glavpochtamt, Chita 672000<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Uralsvyazinform"<br>Date when the reason occurred: 6 September 1996 | | |
| Name: CJSC "Lakhdenpokhski telefon"<br>Location: 26, Lenin St., Lakhdenpokhya, Karelia Republic 186730<br>Mailing address: 2-6, Zakhodskogo St., Lakhdenpokhya, Karelia Republic 186730<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "North-Western Telecom"<br>Date when the reason occurred: 8 December 1995 | | |

| | | |
|---|---|---|
| Name: CJSC "Nizhegorodskaya sotovaya svyaz"<br>Location: Dom Svyazi, Gorky pl., Nizhni Novgorod 603000<br>Mailing address: Dom Svyazi, Gorky pl., Nizhni Novgorod 603000<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom"<br>Date when the reason occurred: 5 December 1995 | | |
| Name: CJSC "Nizhegorodski radiotelephone"<br>Location: Dom Svyazi, Gorky pl., Nizhni Novgorod 603000<br>Mailing address: Dom Svyazi, Gorky pl., Nizhni Novgorod 603000<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom"<br>Date when the reason occurred: 5 December 1995 | | |
| Name: CJSC "Novgorod Deytacom"<br>Location: 22, Industrialnaya St., Pankovka, Veliki Novgorod<br>Mailing address: 20, Mikhailova St., Pankovka, Veliki Novgorod 173000<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "North-Western Telecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Novocom"<br>Location: 12, Lenin St., Novosibirsk-99<br>Mailing address: 12, Lenin St., Novosibirsk-99<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Sibirtelecom"<br>Date when the reason occurred: 8 December 1995 | | |

| | | |
|---|---|---|
| Name: CJSC "Altayskaya investment company "ALTINCOM"<br>Location: 96, Paparanintsev St., Barnaul 656049<br>Mailing address: 96, Paparanintsev St., Barnaul 656049<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Sibirtelecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Baikalvestcom"<br>Location: 68, 2-nd Zheleznodorozhnaya St., Irkutsk 664005<br>Mailing address: 68, 2-nd Zheleznodorozhnaya St., Irkutsk 664005<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Sibirtelecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Vladimir Teleservice"<br>Location: 20, Gorokhovaya St., Vladimir 600017<br>Mailing address: 20, Gorokhovaya St., Vladimir 600017<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Central telegraph"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Vologodskaya sotovaya svyaz"<br>Location: 109, Zosimovskaya St., Vologda<br>Mailing address: 109, Zosimovskaya St., Vologda<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "North-Western Telecom"<br>Date when the reason occurred: 8 December 1995 | | |

| | | |
|---|---|---|
| Name: CJSC "Globalstar Kosmicheskie telecomunikatsii" (Globaltel)<br>Location: 25/2, Dubovaya Roscha St., Moscow 127427<br>Mailing address: 3/25-5, Sytinski per., Moscow 103104<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Rostelecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Yermak RMS"<br>Location: 3 Kominterna St., Khanty-Mansiysk 626 200<br>Mailing address: 3 Kominterna St., Khanty-Mansiysk 626 200<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Uralsvyazinform"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Infinvest"<br>Location: 68, Lenin St., Perm 614 096<br>Mailing address: 32, Gagarin b., Perm 614 000<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Uralsvyazinform"<br>Date when the reason occurred: 11 December 1996 | | |
| Name: CJSC "Istok & C"<br>Location: 23, Geroyev pr., Balakovo, Saratov Region 423 800<br>Mailing address: 23, Geroyev pr., Balakovo, Saratov Region 423 800<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom"<br>Date when the reason occurred: 8 December 1995 | | |

| | | |
|---|---|---|
| Name: CJSC "Kedr RMS"<br>Location: 61, Sovetski pr., Kemerovo 650 099<br>Mailing address: 61, Sovetski pr., Kemerovo 650 099<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Sibirtelecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Mobile telecommunications"<br>Location: 55-2, Plushchikha St., Moscow 119121<br>Mailing address: 22, Marxistskaya St., Moscow 109147<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment Communication Company"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Narodny Telefon Saratov"<br>Location: 40, Kiselyova St., Saratov 410600<br>Mailing address: 40, Kiselyova St., Saratov 410600<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint-Stock Company "VolgaTelecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Novosibirskaya sotovaya svyaz-450"<br>Location: 30, Kamenskaya St., Novosibirsk 630 099<br>Mailing address: 30, Kamenskaya St., Novosibirsk 630 099<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint-Stock Company "Sibirtelecom"<br>Date when the reason occurred: 8 December 1995 | | |

| | | |
|---|---|---|
| Name: CJSC "Orenburg GSM"<br>Location: 11, Volodarskogo St., Orenburg 460000<br>Mailing address: p/ya 2153, Orenburg 460052<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint-Stock Company "VolgaTelecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Primtelefon"<br>Location: 24, Okeanski pr., Vladivostok 690000<br>Mailing address: 24, Okeanski pr., Vladivostok 690000<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Dalsvyaz"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Pulse Radio Yoshkar-Ola"<br>Location: 138, Sovetskaya St., Yoshkar-Ola<br>Mailing address: 138, Sovetskaya St., Yoshkar-Ola<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "ROSPAK"<br>Location: 2a, Bryusov per., Moscow 103009<br>Mailing address: 2a, Bryusov per., Moscow 103009<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Rostelecom"<br>Date when the reason occurred: 8 December 1995 | | |

| | | |
|---|---|---|
| Name: CJSC "Rostelecomport"<br>Location: 22, Oktyabrskaya St., Kingisesht 188 450<br>Mailing address: 22, Oktyabrskaya St., Kingisesht 188 450<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Rostelecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "RTK-I"<br>Location: 5, Delegatskaya St., Moscow 103091<br>Mailing address: 15a, Kalancheevskaya St., Moscow 107078<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Rostelecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "RTK-Center"<br>Location: 15a, Kalancheevskaya St., Moscow 107078<br>Mailing address: 15a, Kalancheevskaya St., Moscow 107078<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Rostelecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "RusLeasingSvyaz"<br>Location: 6, 2-nd Spasonalivkovski per., Moscow 117909<br>Mailing address: 6, 2-nd Spasonalivkovski per., Moscow 117909<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company " Investment Communications Company"<br>Date when the reason occurred: 8 December 1995 | | |

| | | |
|---|---|---|
| Name: CJSC "St. Petersburg telecommunications center"<br>Location:30/32 line, 3, Vasilyevski ostrov, St.Petersburg 199 053<br>Mailing address: 30/32 line, 3, Vasilyevski ostrov, St.Petersburg 199 053<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "North-Western Telecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Saratov-Mobile"<br>Location: 88/40, Chernyshevskogo St., Saratov 410 004<br>Mailing address: 88/40, Chernyshevskogo St., Saratov 410 004<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Svyazinformcomplekt"<br>Location: 4a, Darvin St., Chelyabinsk 454087<br>Mailing address: 4a, Darvin St., Chelyabinsk 454087<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Uralsvyazinform"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Svyazproject"<br>Location: 29/2, Narodnogo Opolcheniya St., Moscow 123154<br>Mailing address: 29/2, Narodnogo Opolcheniya St., Moscow 123154<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Central Telecommunications Company"<br>Date when the reason occurred: 8 December 1995 | | |

| | | |
|---|---|---|
| Name: CJSC "Sibirskie sotovie sistemi-900"<br>Location: 571, 31, 2-nd Soyuza molodyozhi St., Novosibirsk 630 082<br>Mailing address: 571, 31, 2-nd Soyuza molodyozhi St., Novosibirsk 630 082<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Sibirtelecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Sotovaya svyaz Birobidzhana"<br>Location: 16, 60-letiya SSSR prospect, Biribidzhan 692200<br>Mailing address: 16, 60-letiya SSSR prospect, Biribidzhan 692200<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Dalsvyaz"<br>Date when the reason occurred: 15 May 1996 | | |
| Name: CJSC "Sotovaya svyaz Mordovii"<br>Location: 13, Bolshevistskaya St., Saransk Mordovia Republic<br>Mailing address: 13, Bolshevistskaya St., Saransk Mordovia Republic<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Telebarents"<br>Location: 37, Parkovaya St., Petrozavodsk 185014<br>Mailing address: 37, Parkovaya St., Petrozavodsk 185014<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Rostelecom"<br>Date when the reason occurred: 8 December 1995 | | |

| | | |
|---|---|---|
| Name: CJSC "Teleross-Vladivostok"<br>Location: 36, Praporschika Komarova St., Vladivostok 690000<br>Mailing address: 36, Praporschika Komarova St., Vladivostok 690000<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Dalsvyaz"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "TeleRos-Voronezh"<br>Location: 35, Revolutsii pr., Voronezh 394000<br>Mailing address: 35, Revolutsii pr., Voronezh 394000<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "CenterTelecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "TeleRoss-Novosibirsk"<br>Location: 5, Lenin St., Novosibirsk 930 099<br>Mailing address: 5, Lenin St., Novosibirsk 930 099<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Sibirtelecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "TeleRoss-Tyumen"<br>Location: 61, Respubliki St., Tyumen 625 000<br>Mailing address: 61, Respubliki St., Tyumen 625 000<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Uralsvyazinform"<br>Date when the reason occurred: 8 December 1995 | | |

| | | |
|---|---|---|
| Name: CJSC "Tyumen-Ruscom"<br>Location: 56, Malygina St., Tyumen 625048<br>Mailing address: 56, Malygina St., Tuymen 625048<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Uralsvyazinform"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Ulyanovsk-GSM"<br>Location: 60, L. Tolstogo St., Ulyanovsk 432 601<br>Mailing address: 41, Krasnoarmeiskaya St., Ulyanovsk 432063<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom"<br>Date when the reason occurred: 5 May 1998 | | |
| Name: CJSC "Usolski telefon"<br>Location: 69, Mendeleeva St., Usolje-Sibirskoe, Irkutsk Region 665 470<br>Mailing address: 69, Mendeleeva St., Usolje-Sibirskoe, Irkutsk Region 665 470<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Sibirtelecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Firma "Permtelefon"<br>Location: 45, Podlesnaya St., Perm 614062<br>Mailing address: 45, Podlesnaya St., Perm 614066<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Uralsvyazinform"<br>Date when the reason occurred: 8 December 1995 | | |

| | | |
|---|---|---|
| Name: CJSC "FK-svyaz"<br>Location: 14, Volgogradski prospect, Moscow 109316<br>Mailing address: 14, Volgogradski prospect, Moscow 109316<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Uralsvyazinform"<br>Date when the reason occurred: 11 December 1996 | | |
| Name: CJSC "Center vnedreniya spetsializirovanyh system"<br>Location: 161, Kirov St., Chelyabinsk 454005<br>Mailing address: 161, Kirov St., Chelyabinsk 454000<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Uralsvyazinform"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Tsifrovie telecomunikatsii"<br>Location: 20a, Gagarin St.,Cheboksary 428000<br>Mailing address: 20a, Gagarin St.,Cheboksary 428000<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "Chery-Page" SP<br>Location: 83, K. Ivanov St., Cheboksary 428 018<br>Mailing address: 83, K. Ivanov St., Cheboksary 428 018<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom"<br>Date when the reason occurred: 8 December 1995 | | |

| | | |
|---|---|---|
| Name: CJSC "Yuzhno-Sibirskaya Sotovaya Svyaz"<br>Location: 13, Severo-Zapadnaya St., Barnaul<br>Mailing address: 13 Severo-Zapadnaya St., Barnaul<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Dalsvyaz"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: CJSC "United Telecom Ural"<br>Location: 9, 25-th of October St., Perm 614000<br>Mailing address: 9, 25-th of October St., Perm 614000<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Uralsvyazinform"<br>Date when the reason occurred: December, 08 1995 | | |
| Name: CB "Russki akceptny bank"<br>Location: 15a, Kalancheevskaya St., Moscow 107078<br>Mailing address: 15a, Kalancheevskaya St., Moscow 107078<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Rostelecom"<br>Date when the reason occurred: December, 08 1995 | | |
| Name: NPF "Region-Svyaz"<br>Location: 278, Pushkinskaya St., Izhevsk 426008<br>Mailing address: 278, Pushkinskaya St., Izhevsk 426008<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom"<br>Date when the reason occurred: March, 19 1997 | | |

| | | |
|---|---|---|
| Name: Non-government Retirement Fund "Svyazist"<br>Location: 10, Tsvillinga St., Chelyabinsk 454000<br>Mailing address: 10, Tsvillinga St., Chelyabinsk 454000<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Uralsvyazinform"<br>Date when the reason occurred: December, 08 1995 | | |
| Name: "Perminform" Ltd.<br>Location: 2, Krupskaya Str., Perm 614 060<br>Mailing address: 2, Krupskaya Str., Perm 614 060<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Uralsvyazinform"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: "AMT" Ltd.<br>Location: 14, Sinopskaya nab., St.Petersburg 191 186<br>Mailing address: 14, Sinopskaya nab., St.Petersburg 191 186<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "North-Western Telecom"<br>Date when the reason occurred: December, 08 1995 | | |
| Name: "Bona" Ltd.<br>Location: 45, Troitski pr., Arkhangelsk 163 061<br>Mailing address: 45, Troitski pr., Arkhangelsk 163 061<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "North-Western Telecom"<br>Date when the reason occurred: December, 08 1995 | | |

| | | |
|---|---|---|
| Name: Company “Vlad Page” Ltd.<br>Location:42, Gorky St., Vladimir 600000<br>Mailing address: 42, Gorky St., Vladimir 600000<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person’s belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "CenterTelecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: Company “Vladimirski taxofon” Ltd.<br>Location:32B, Stroiteley pr., Vladimir 600014<br>Mailing address: 32B, Stroiteley pr., Vladimir 600014<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person’s belonging to the group of persons, which the Company belongs to: Open Joint Stock Company “CenterTelecom”<br>Date when the reason occurred: December, 08 1995 | | |
| Name: Company “Vyatka Page” Ltd.<br>Location:1, Uralskaya St., Kirov<br>Mailing address: 115, Oktyabrski pr., Kirov<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person’s belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom"<br>Date when the reason occurred: December, 08 1995 | | |
| Name: Company “Vyatskaya sotovaya svyaz” Ltd.<br>Location:1, Uralskaya St., Kirov<br>Mailing address: 1, Uralskaya St., Kirov<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person’s belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom"<br>Date when the reason occurred: December, 08 1995 | | |

| | | |
|---|---|---|
| Name: Company "Informtek" Ltd.<br>Location:7, Sokhanya St., Yalta, Krym, Ukraine 334200<br>Mailing address: 7, Sokhanya St., Yalta, Krym, Ukraine 334200<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Rostelecom"<br>Date when the reason occurred: December, 08 1995 | | |
| Name: Company "Kamalyascom" Ltd.<br>Location: 56, Leninskaya St., Petropavlovsk-Kamchatski 683000<br>Mailing address: 56, Leninskaya St., Petropavlovsk-Kamchatski 683000<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Dalsvyaz"<br>Date when the reason occurred: December, 08 1995 | | |
| Name: Company "MobilCom" Ltd.<br>Location:17, Mira St., Vladimir 600017<br>Mailing address: 17, Mira St., Vladimir 600017<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "CenterTelecom "<br>Date when the reason occurred: December, 08 1995 | | |
| Name: Company "Pagetelecom" Ltd.<br>Location:6, Stroiteley pr., Cherepovets Vologda Region, 162627<br>Mailing address: 6, Stroiteley pr., Cherepovets Vologda Region, 162627<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "North-Western Telecom"<br>Date when the reason occurred: December 08, 1995 | | |

| | | |
|---|---|---|
| Name: Company "Permskaya teleradiocompany "Ural Inform TV" Ltd.<br>Location:2, Krupskaya St., Perm 614060<br>Mailing address: 2, Krupskaya St., Perm 614060<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Uralsvyazinform"<br>Date when the reason occurred: December 08, 1995 | | |
| Name: Company "Polikomp" Ltd.<br>Location:24, B.Morskaya St., St.Petersburg<br>Mailing address: 24, B.Morskaya St., St.Petersburg 191186<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "North-Western Telecom"<br>Date when the reason occurred: December, 08 1995 | | |
| Name: Company "Radio-Rezonans" Ltd.<br>Location:8, Okski sjezd, N.Novgorod 603022<br>Mailing address: 8, Okski sjezd, N.Novgorod 603022<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom"<br>Date when the reason occurred: December 08, 1995 | | |
| Name: Company "Sevtelecom" Ltd.<br>Location:27, Leningradskaya St., Murmansk 183038<br>Mailing address: 27, Leningradskaya St., Murmansk 183038<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "North-Western Telecom"<br>Date when the reason occurred: December 08, 1995 | | |

| | | |
|---|---|---|
| Name: Company "Telecom-Stroy" Ltd.<br>Location:92, Parizhskoy Komuny St., Ivanovo 153017<br>Mailing address: 6, 2-nd Minski per., Ivanovo 153017<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "CenterTelecom"<br>Date when the reason occurred: December 08, 1995 | | |
| Name: Company "Telecom-Terminal" Ltd.<br>Location:13, Lenin pr., Ivanovo 153000<br>Mailing address: 13, Lenin pr., Ivanovo 153000<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "CenterTelecom"<br>Date when the reason occurred: December 08, 1995 | | |
| Name: Company "Tomsktelecom-Nikola Tesla" Ltd.<br>Location:21, Krylova St., Tomsk 634050<br>Mailing address: 1, Makrushina St., Tomsk 634040<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Sibirtelecom"<br>Date when the reason occurred: December 08, 1995 | | |
| Name: Company "Torgovy dom "Electrosvyaz" Ltd.<br>Location:107, Lenin St., Chita 672076<br>Mailing address: 107, Lenin St., Chita 672076<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Sibirtelecom"<br>Date when the reason occurred: November 10, 1999 | | |

| | | |
|---|---|---|
| Name: Company "Torgsvyazi" Ltd.<br>Location:129/a, Lenin St., Kirov<br>Mailing address: 129/a, Lenin St., Kirov<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom"<br>Date when the reason occurred: December 08, 1995 | | |
| Name: Company "Tyumentelecom-Invest" Ltd.<br>Location:56, Respubliki St., Tyumen 625000<br>Mailing address: 56, Respubliki St., Tyumen 625000<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Uralsvyazinform"<br>Date when the reason occurred: December 08, 1995 | | |
| Name: Company "Udmurtskie sotovie seti-450" Ltd.<br>Location:206, Pushkinskaya St., Izhevsk 426034<br>Mailing address: 206, Pushkinskaya St., Izhevsk 426034<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom"<br>Date when the reason occurred: February 27 1996 | | |
| Name: Company "Centrum" Ltd.<br>Location:22, Antikainena St., Petrozavodsk 185000<br>Mailing address: 22, Antikainena St., Petrozavodsk 185000<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "North-Western Telecom"<br>Date when the reason occurred: December 08, 1995 | | |

| | | |
|---|---|---|
| Name: Russian-American Joint Venture "Izhcom" Ltd.<br>Location:206, K.Marx St., Izhevsk 426057<br>Mailing address: 206, K.Marx St., Izhevsk 426057<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom"<br>Date when the reason occurred: December 08, 1995 | | |
| Name: Company "Magalyascom" Ltd.<br>Location: 2-a, Lenin St., Magadan<br>Mailing address: 2-a, Lenin St., Magadan<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Dalsvyaz"<br>Date when the reason occurred: December, 08 1995 | | |
| Name: Company "ROS" Ltd.<br>Location:30, Dzerzhinskogo St., Penza 440062<br>Mailing address: 30, Dzerzhinskogo St., Penza 440062<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "VolgaTelecom"<br>Date when the reason occurred: November 03, 1998 | | |
| Name: Company "Rostelecom-bezopasnostj" Ltd.<br>Location:2/2, Deguninskaya St., Moscow 127486<br>Mailing address: 2/2, Deguninskaya St., Moscow 127486<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Rostelecom"<br>Date when the reason occurred: December 08, 1995 | | |

| | | |
|---|---|---|
| Name: Company "VolgaTelecom" Ltd.<br>Location: Dom svyazi, Gorky Square, Nizhni Novgorod 603 000<br>Mailing address: Dom svyazi, Gorky Square, Nizhni Novgorod 603 000<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Svyazinvest"<br>Date when the reason occurred: December 08, 1995 | | |
| Name: PJSC "Giprosvyaz"<br>Location: 11, 3-d Khoroshevskaya St., Moscow 123298<br>Mailing address: 11, 3-d Khoroshevskaya St., Moscow 123298<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Investment communication company"<br>Date when the reason occurred: December, 08 1995 | | |
| Name: OJSC "NGTS-Page"<br>Location: 15/3, Vystavochnaya St., Novosibirsk-78<br>Mailing address: 22, Sibiryakov-Gvardeytsev St., Novosibirsk,48<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Sibirtelecom"<br>Date when the reason occurred: December, 08 1995 | | |
| Name: PJSC "Rinet"<br>Location: 86, Kirov St., Novosibirsk 630102<br>Mailing address: 1, Trudovaya St., Novosibirsk 630102<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Sibirtelecom"<br>Date when the reason occurred: December, 08 1995 | | |

| | | |
|---|---|---|
| Name: OJSC "Sibirtelecom"<br>Location: 5, Lenin St., Novosibirsk 630 099<br>Mailing address: 5, Lenin St., Novosibirsk 630 099<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Investment communication company"<br>Date when the reason occurred: December, 08 1995 | | |
| Name: OJSC "Stromgeomash"<br>Location: 35, promzona Lazurnaya, Tver 170 017<br>Mailing address: 35, promzona Lazurnaya, Tver 170 017<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "CenterTelecom"<br>Date when the reason occurred: December, 08 1995 | | |
| Name: OJSC "Uralsvyazinform" Perm Region<br>Location:68, Lenin St., Perm 614096<br>Mailing address: 68, Lenin St., Perm 614096<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Investment communication company"<br>Date when the reason occurred: December, 08 1995 | | |
| Name: PJSC "AK Mobiltelecom"<br>Location: 16-a, Sukhe-Bator St., Ulan-Ude Buryatia Republic 670000<br>Mailing address: 42, Lenin St., Ulan-Ude Buryatia Republic 670000<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Sibirtelecom"<br>Date when the reason occurred: December 08, 1995 | | |

| | | |
|---|---|---|
| Name: OJSC "Alternativnie telefonnie seti"<br>Location: 13-a, Moskovskaya St., Nazran Ingushetia Republic 366720<br>Mailing address: 22, Novotorzhskaya St., Tver 170000<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "CenterTelecom"<br>Date when the reason occurred: December, 08 1995 | | |
| Name: PJSC "Dagsvyazinform"<br>Location: 3, Lenin pl., Makhachkala 367012<br>Mailing address: 3, Lenin pl., Makhachkala 367012<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Investment communication company"<br>Date when the reason occurred: December, 08 1995 | | |
| Name: OJSC "Dalsvyaz"<br>Location: 57, Svetlanskaya St., Vladivostok 690600<br>Mailing address: 57, Svetlanskaya St., Vladivostok 690600<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Investment communication company"<br>Date when the reason occurred: December, 08 1995 | | |
| Name: OJSC "Lensvyaz"<br>Location: 61, B.Morskaya St., St.Petersburg 190000<br>Mailing address: 61, B.Morskaya St., St.Petersburg 190000<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Investment communication company"<br>Date when the reason occurred: December, 08 1995 | | |

| | | |
|---|---|---|
| Name: Open Joint-Stock Company "North-Western Telecom"<br>Location: 24, B.Morskaya St., St. Petersburg 191186<br>Mailing address: 24, B.Morskaya St., St. Petersburg 191186<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Investment communication company"<br>Date when the reason occurred: December, 08 1995 | | |
| Name: Open Joint-Stock Company "Central Telecommunications Company"<br>Location: 23, Proletarskaya St., Khimki, 141 400<br>Mailing address: 23, Proletarskaya St., Khimki, 141 400<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Investment communication company"<br>Date when the reason occurred: December, 08 1995 | | |
| Name: OJSC " Central Telegraph"<br>Location: 7, Tverskaya St., Moscow 103375<br>Mailing address: 7, Tverskaya St., Moscow 103375<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company " Investment communication company"<br>Date when the reason occurred: 8 December, 1995 | | |
| Name: OJSC "Rostelecom"<br>Location: 5, Delegatskaya St., Moscow 103091<br>Mailing address: 5, Delegatskaya St., Moscow 103091<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Public Joint Stock Company "Investment communication company"<br>Date when the reason occurred: December, 08 1995 | | |

| | | |
|---|---|---|
| Name: SP CJSC "Kolatelecom"<br>Location:5, Samoilova St., Murmansk 183 038<br>Mailing address: 5, Samoilova St., Murmansk 183 038<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "North-Western Telecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: Company "Teleport-Ivanovo" Ltd.(TPI)<br>Location:90,Tashkentskaya St.,Ivanovo 153032<br>Mailing address: 90, Tashkentskaya St., Ivanovo 153032<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "CenterTelecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: SCS-Sovintel" Limited Company JV<br>Location: building 1-2, 6 Shlyuzovaya nab., Moscow 113114<br>Mailing address: building 1-2, 6 Shlyuzovaya nab., Moscow 113114<br>Reason: the person belongs to the group of persons, which the Company belongs to.<br>Reason of the person's belonging to the group of persons, which the Company belongs to: Open Joint Stock Company "Rostelecom"<br>Date when the reason occurred: 8 December 1995 | | |
| Name: PJSC "Investment Communication Company"<br>Location: Moscow<br>Mailing address: 55/2, Plyuschikha St., Moscow 119121<br>Reason: the person is entitled to control more than 20% of the Company voting shares<br>Date when the reason occurred: October 10, 1995 | Ordinary: 1 500 670 705<br>Preferred: - | 38,16% |

| | | |
|---|---|---|
| Name: CJSC "Armavirski zavod svyazi"<br>Location:1a, Urupskaya St., Armavir, Krasnodar Territory<br>Mailing address: 1a, Urupskaya St., Armavir, Krasnodar Territory<br>Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person<br>Date when the reason occurred: March 11, 1999 | | |
| Name: CJSC "Astrakhan-Mobile"<br>Location:37, D.Reed St., Astrakhan 414000<br>Mailing address: 37, D.Reed St., Astrakhan 414000<br>Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person<br>Date when the reason occurred: 31 October 2002 | | |
| Name: CJSC "Volgograd-Mobile"<br>Location:13a, Nevskaya St., Volgograd<br>Mailing address: 13a, Nevskaya St., Volgograd<br>Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person<br>Date when the reason occurred: 31 October 2002 | | |
| Name: CJSC "ZanElCom"<br>Location:4, Tukhachevskogo St., Stavropol, Stavropol Territory 355035<br>Mailing address: 4, Tukhachevskogo St., Stavropol, Stavropol Territory 355035<br>Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person<br>Date when the reason occurred: 31 October 2002 | | |
| Name: CJSC "Avtocenter-Yug"<br>Location:48, Myskhakskoe shosse, Novorossiysk Krasnodar Territory 353900<br>Mailing address: 48, Myskhakskoe shosse, Novorossiysk Krasnodar Territory 353900<br>Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person<br>Date when the reason occurred: April 23, 1999 | | |

| | | |
|---|---|---|
| Name: CJSC "Volgograd-GSM"<br>Location: 21, Kommunisticheskaya St., Volgograd<br>Mailing address: 21, Kommunisticheskaya St., Volgograd<br>Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person<br>Date when the reason occurred: 31 October 2002 | | |
| Name: CJSC "Interelectrosvyaz"<br>Location: 5, 19 Partsyezda St., Volzhski, Volgograd Region<br>Mailing address: 5, 19 Partsyezda St., Volzhski, Volgograd Region<br>Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person<br>Date when the reason occurred: 31 October 2002 | | |
| Name: CJSC "Mobilcom"<br>Location: 14, Gorky St., Vladikavkaz, RSO-A 362040<br>Mailing address: 14, Gorky St., Vladikavkaz, RSO-A 362040<br>Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person<br>Date when the reason occurred: 31 October 2002 | | |
| Name: CJSC "Healthcare complex "Orbita"<br>Location: Olginka, Tuapse district, Krasnodar Territory<br>Mailing address: Olginka, Tuapse district, Krasnodar Territory 352840<br>Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person<br>Date when the reason occurred: December 18, 2000 | | |
| Name: CJSC "Sotovaya svyaz-Alania"<br>Location: 8a, Butyrina St., Vladikavkaz, RSO-A<br>Mailing address: 8a, Butyrina St., Vladikavkaz, RSO-A<br>Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person<br>Date when the reason occurred: 31 October 2002 | | |

| | | |
|---|---|---|
| Name: CJSC "Stavropolskaya sotovaya svyaz"<br>Location:7, Kominterna St., Stavropol, Stavropol Territory 355035<br>Mailing address: 7, Kominterna St., Stavropol, Stavropol Territory 355035<br>Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person<br>Date when the reason occurred: 31 October 2002 | | |
| Name: CJSC "Telekino-kompania "Ir"<br>Location: 2a, Osetinskaya gorka St., Vladikavkaz, RSO-A<br>Mailing address: 2a, Osetinskaya gorka St., Vladikavkaz, RSO-A<br>Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person<br>Date when the reason occurred: 31 October 2002 | | |
| Name: CJSC "TeleRoss-Volgograd"<br>Location: 1st floor, 88, Lenin St., Volgograd 400005<br>Mailing address: 1st floor, 88, Lenin St., Volgograd 400005<br>Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person<br>Date when the reason occurred: 31 October 2002 | | |
| Name: CJSC "Telesot-Alania"<br>Location: 47, Kirov St., Vladikavkaz, 362040<br>Mailing address: 6, Guskaeva St., Vladikavkaz, RSO-A 362040<br>Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person<br>Date when the reason occurred: 31 October 2002 | | |
| Name: CJSC "Center of material and technical provision"<br>Location:5/2, Vishnyakovoy St., Krasnodar<br>Mailing address: 5/2, Vishnyakovoy St., Krasnodar 350001<br>Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person<br>Date when the reason occurred: January 16, 2001 | | |

| | | |
|---|---|---|
| Name: CJSC "Yugsvyazstroy"<br>Location: 110/1, Ayvazovskogo St., Krasnodar<br>Mailing address: 110/1, Ayvazovskogo St., Krasnodar 350040<br>Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person<br>Date when the reason occurred: January 24, 2001 | | |
| Name: CJSC "TeleRossKubanelectrosvyaz"<br>Location:110/1, Ayvazovskogo St., Krasnodar<br>Mailing address: 110/1, Ayvazovskogo St., Krasnodar<br>Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person<br>Date when the reason occurred: January 25, 1995 | | |
| Name: "Gilbor-LTD" limited company<br>Location:4, Golovko St., Nalchik, Kabardino-Balkarian Republic 360000<br>Mailing address: 4, Golovko St., Nalchik, Kabardino-Balkarian Republic 360000<br>Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person<br>Date when the reason occurred: 31 October 2002 | | |
| Name: "Intmashservice" limited company<br>Location:8, Golubinskaya St., Volgograd<br>Mailing address: 121, Zhukov St., Volgograd 400048<br>Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person<br>Date when the reason occurred: 30 October 2002 | | |
| Name: "Factorial-99" limited company<br>Location:47, Bratski per., Rostov-on-Don 344082<br>Mailing address: 47, Bratski per., Rostov-on-Don 344082<br>Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person<br>Date when the reason occurred: 31 October 2002 | | |

| | | |
|---|---|---|
| Name: "Private security service "Zaschita-S" limited company<br>Location:47/1, Sovetskaya St., Volgograd<br>Mailing address: 9, Mira St., Volgograd 400131<br>Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person<br>Date when the reason occurred: 30 October 2002 | | |
| Name: "Stavtelecom named after V.I. Kuzminov" Ltd<br>Location:10/12, Oktyabrskoi revolyutsii pr., Stavropol, Stavropol Territory 355035<br>Mailing address: mail box 15/85, 23, Oktyabrskoi revolyutsii pr., Stavropol, Stavropol Territory 355035<br>Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person<br>Date when the reason occurred: 31 October 2002 | | |
| Name: Open Joint-Stock Company "Stavropolskoe Kommercheskoe Efirnoe televidenie"<br>Location: 4, Tukhachevskogo St., Stavropol, Stavropol Territory 355040<br>Mailing address: 406, Lenin St., Stavropol, Stavropol Territory 355040<br>Reason: The Company controls more than 20% of voting shares forming charter capital of this juridical person<br>Date when the reason occurred: 31 October 2002 | | |

General Director V.L. Gorbachev

APPROVED
By the Board of Directors of "UTK" PJSC
Minutes № 14 of 8.05.2003
Chairman of the Board of Directors V.E.Belov___________

# QUARTERLY REPORT

## OF THE EMISSIVE SECURITIES' ISSUER

## for: I quarter of 2003

***Public Joint-Stock Company "Southern Telecommunications Company"***

***The issuer's code: 00062-A***

***Location: 66, Karasunskaya St., Krasnodar***
***Mail address: 66, Karasunskaya St., Krasnodar, 350000***

***Information contained in this quarterly report shall be made public in accordance with legislation of the Russian Federation on securities***

General Director V.L. Gorbachev____________________

Chief Accountant T.V. Rusinova ________________

Contact person: ***Ivan Ivanovich Ignatenko***
***Acting Director of Securities Department***
Phone ***(8612) 53-02-07*** Fax: ***(8612) 53-19-69***
E-mail: ***ocb@mail.stcompany.ru***

The translation is correct
Deputy General director



УТВЕРЖДЕН
Совет директоров ОАО "ЮТК"
Протокол №14 от 8.05.2003

Председатель Совета директоров Белов В.Е. ____________
(подпись)



М.П.

# ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

## ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

## за: I квартал 2003 г

***Открытое акционерное общество "Южная телекоммуникационная компания"***

***Код эмитента: 00062-А***

***Место нахождения: 350000, г. Краснодар, ул. Карасунская, 66***
***Почтовый адрес: 350000, г. Краснодар, ул. Карасунская, 66***

***Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах***

Генеральный директор В.Л. Горбачев ____________
(подпись)

Главный бухгалтер Т.В. Русинова ____________
(подпись)

12.05.2003



(М.П.)

Контактное лицо: *Игнатенко Иван Иванович*
*и.о. директора департамента ценных бумаг*
Тел.: *(8612) 53-02-07* Факс: *(8612) 53-19-69*
Адрес электронной почты: *ocb@mail.stcompany.ru*

## A. Information about the issuer.

**9. Issuer's full identifying name:**
*Public Joint-Stock Company "Southern Telecommunications Company"*

**10. Abbreviated name:**
*PJSC "UTK"*

**11. Information about the changes in the issuer's name and legal-organizational form.**
*Public Joint-Stock Company "Southern Telecommunications Company"*
*PJSC "UTK"*
Introduced: *28.06.2001*

*Public Joint-Stock Company "Kubanelectrosvyaz"*
*PJSC "Kubanelectrosvyaz"*
Introduced: *6.06.1996*

*Open-type Joint-Stock Company "Kubanelectrosvyaz"*
*OJSC "Kubanelectrosvyaz"*
Introduced: *20.05.1994*

Present-day name was introduced on *28.06.2001*

**12. Information about the issuer's national registration and licenses.**
Date of the issuer's state registration: *20.05.1994*
Certificate of state registration number*: № 186-p*
Registered by *the Krasnodar Territory Government*

Licenses:
Number: *3035*
Date of issue: *4.11.1996*
Valid till: *1.10.2004*
Issued by: *Ministry of Communications of the Russian Federation.*
Activity category: *Rendering telecommunication services*

Number: *15692*
Date of issue: *8.09.2000*
Valid till: *8.09.2003*
Issued by: *Ministry of Communications of the Russian Federation.*
Activity category: *Rendering paging services*

Number: *17012*
Date of issue: *25.01.2001*
Valid till: *25.01.2006*
Issued by: *Ministry of Communications of the Russian Federation.*

Activity category: ***Rendering mobile wireless communication services***

Number: ***4031***
Date of issue: ***19.11.1999***
Valid till: ***19.11.2004***
Issued by: ***Federal Television and Radio Broadcast Service***
Activity category: ***Radio broadcasting***

Number: ***3167***
Date of issue: ***20.04.1998***
Valid till:***20.04.2003***
Issued by: ***Federal Television and Radio Broadcast Service***
Activity category: ***TV and radio broadcasting in the territory of the Russian Federation***

Number: ***2169***
Date of issue: ***28.06.2000***
Valid till:***28.06.2005***
Issued by: ***Ministry of Press, Television and Radio Broadcast and Mass Communication Media of the Russian Federation***
Activity category: ***Publishing business***

Number: *GS-3-23-02-22-0-2308025192-001425-4*
Date of issue: ***12.04.2002***
Valid till: ***12.04.2007***
Issued by: *State Committee of the Russian Federation for Construction and Housing and Communal Services*
Activity category: *Construction of buildings and facilities of the I or II levels of responsibility according to national standard*

Number: *GS-3-23-02-21-0-2308025192-001423-4*
Date of issue: ***12.04.2002***
Valid till: ***12.04.2007***
Issued by: *State Committee of the Russian Federation for Construction and Housing and Communal Services*
Activity category: *Design of buildings and facilities of the I or II levels of responsibility according to national standard*

Number: ***23899***
Date of issue: ***04.10.2002***
Valid till:***04.10.2012***
Issued by: ***Ministry of the Russian Federation for Communications and Informatics***
Activity category: *Providing services of local and inter-zonal telephony*

Number: *24059*
Date of issue: *24.10.2002*
Valid till:*24.10.2007*
Issued by: ***Ministry of the Russian Federation for Communications and Informatics***
Activity category: *Providing telegraph services*

Number: *24058*
Date of issue: *24.10.2002*
Valid till:*24.10.2007*
Issued by: ***Ministry of the Russian Federation for Communications and Informatics***
Activity category: *Providing services of domestic and international long-distance telephony*

Number: *24076*
Date of issue: *31.10.2002*
Valid till:*31.10.2007*
Issued by: ***Ministry of the Russian Federation for Communications and Informatics***
Activity category: ***Providing*** *services of wireless radio communication with mobile objects*

Number: *24062*
Date of issue: *24.10.2002*
Valid till:*24.10.2005*
Issued by: ***Ministry of the Russian Federation for Communications and Informatics***
Activity category: *Providing radio paging services*

Number: *24056*
Date of issue: *24.10.2002*
Valid till:*24.10.2007*
Issued by: ***Ministry of the Russian Federation for Communications and Informatics***
Activity category: *Providing data transmission services*

Number: *24060*
Date of issue: *24.10.2002*
Valid till:*24.10.2007*
Issued by: ***Ministry of the Russian Federation for Communications and Informatics***
Activity category: *Offering communication channels for lease*

Number: *24057*
Date of issue: *24.10.2002*
Valid till:*24.10.2007*
Issued by: ***Ministry of the Russian Federation for Communications and***

***Informatics***
Activity category: *Providing* telematic services

Number: ***24807***
Date of issue: ***31.10.2002***
Valid till:***31.10.2007***
Issued by: ***Ministry of the Russian Federation for Communications and Informatics***
Activity category: *Broadcasting sound programs via wired radio network*

**13. Tax-payer identification number:**
*2308025192*

**14. The issuer's sectional belonging.**
Codes OKONH:
*52300*

**15. Location, mail address and contact numbers:**
Location: ***66, Karasunskaya St., Krasnodar***
Mail address: ***66, Karasunskaya St., Krasnodar, 350000***
Tel: ***(8612) 53-20-56*** Fax: ***(8612) 53-19-69***
E-mail: *ocb@mail.stcompany.ru*

**16. Information about the issuer's auditor.**
Name: ***Closed Joint Stock Company " Ernst and Young Vneshaudit"***
Location: ***Moscow Russia***
INN: *7717025097*
Mail address: ***20/12 Podsosenskiy pereulok, Moscow,103062***
Tel: ***(095) 917-33-06*** Fax: ***(095) 917-24-10***
E-mail : lobachov@eycis.com

Information about the auditor's license:
Number: ***E003246***
Date of issue: ***17.01.2003***
Valid till: 17.***01.2008***
The license is issued by: ***Ministry of Finance of the Russian Federation***

**17. Information about the organizations that record the rights to the issuer's securities.**
Registrar:
Name: ***Closed Joint-Stock Company "Registrator-Svyaz"***
Location: 27, Presnenskiy Val St., Moscow, 123557
Mail address: ***mail box 45, 15 "A", Kalanchevskaya Str., Moscow, 107078***
Tel: ***(095) 975-36-05*** Fax: ***(095) 975-36-05***
E-mail : ***regsw@asvt.ru***

License:
Number: ***10-000-1-00258***
Date of issue: ***1.10.2002***
Valid till: ***Unlimited***
The license is issued by: ***Federal Commission on Securities' Market of the Russian Federation***
This Registrar has kept the issuer nominal securities' register since: ***1.07.2002***

***Centralized deposit of the issued securities did not take place during the reporting quarter.***

**18. The issuer's depositary.**
***Does not exist***

**19. The issuer's shareholders**
Total shareholders' number: ***28 059***
Shareholders possessing more than 5% of the issuer's authorized capital:

19.1. Name: ***Open Joint Stock Company "Investment communications company"***
Location: ***55/2, Pluschikha St., Moscow , 119121***
Mail address: ***55/2, Pluschikha St., Moscow , 119121***
The issuer's authorized capital share: ***38,16 %***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder:

19.1.1 Name: ***Ministry of Property Relations of the Russian Federation***
Location: ***9, Nickolski per., Moscow 103685***
Mail address: ***9, Nickolski per., Moscow 103685***
The shareholder's charter capital share: ***50% + 1***

19.1.2 Name: ***Mustcsom Limited***
Location: ***3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus***
Mail address: ***9,Dmitrovskiy pereulok, Moscow, 103 031***
The shareholder's charter capital share: ***25% + 1***

19.1.3 Name: ***Russian Fund of Federal Property***
Location: ***9, Leninski prospect, Moscow, 117 049***
Mail address: ***9, Leninski prospect, Moscow, 117 049***
The shareholder's charter capital share: ***25% - 2***

19.2.Name: ***Closed Joint Stock Company "Depositary and Clearing Company"(nominal holder)***
Location: ***building 4, 14/2 Staraya Basmannaya St., Moscow, 103064***
Mail address: ***building 4, 14/2 Staraya Basmannaya St., Moscow, 103064***
The issuer's authorized capital share: ***13.02 % (nominal holder)***
Shareholders(participants) possessing not less than 25% of the charter capital of

the issuer's shareholder: ***do not exist***

19.2.1. Name: ***Non-commercial partnership "Depositary and Clearing Company"***
Location: ***building 4, 14/2 Staraya Basmannaya St., Moscow, 103064***
Mail address: ***building 4, 14/2 Staraya Basmannaya St., Moscow, 103064***
The shareholder's charter capital share: ***50.01 %***

19.2.2. Name: ***Joint Stock Commercial bank "Rosbank"***
Location: ***11, Mashi Poryvaevoy St., Moscow, 107078***
Mail address: ***mail box 208, 11, Mashi Poryvaevoy St., Moscow,*** 107078
The shareholder's charter capital share: ***28.26 %***

19.3 Name: ***"ING Bank (Euroasia)" Closed Joint Stock Company (nominal holder)***
Location: ***31, Krasnaya Presnya, Moscow, 123022***
Mail address: ***31, Krasnaya Presnya, Moscow, 123022***
The issuer's authorized capital share: ***10.29% (nominal shareholder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder:
***do not exist***

**20. The issuer's management structure.**

***Top governing body of the issuer is a General Shareholders' Meeting.***

***Board of Directors is a collective governing body exercising general management of the Company's activity. Board of Directors is elected annually by the General Shareholders' Meeting in number of 11 persons by cumulative voting. The General Shareholders' Meeting is entitled to take a decision on pre-term termination of the Board of Directors' powers. Such resolution can be approved only in regard to all members of the Company's Board of Directors simultaneously. In case of early termination of the Board of Directors' powers, powers of new members of the Board of Directors shall be legal till the next Annual General Shareholders' Meeting.***

***Management Board is the collective executive organ of the Company providing realization of the resolutions adopted by a General Shareholders' Meeting and the Company Board of Directors.***

***Quantitative membership, personal structure of the Management Board is to be approved by the Board of Directors' resolution upon proposal of the General Director and the members of the Company's Board of Directors. Board of Director has the right to adopt resolution on early termination of powers of the members of the Management Board.***

***General Director is the personal executive power exercising management of the Company's current activity. General Director is appointed by the Board of Directors of the Company. General Director acts on behalf of the Company without Power of Attorney. General Director acts as the Chairman of the Company's Management Board. General Director has the right to take decisions on the issues not referred to the exclusive competence of General Shareholders' Meeting, Board of Directors and Management Board pursuant to the present Charter. General Director presides at the General Shareholders' Meeting if not decided otherwise by the Company's Board of Directors.***

***Board of Directors of the Company is entitled to adopt the resolution on pre-term termination of powers of General Director and on cancellation of the Agreement with him***

The General Shareholders' Meeting's terms of reference according to the Company's Charter (constitutive documents) cover:

***1) making amendments and supplements to the Company's Charter and approving the Charter's new edition (except the cases falling under the Federal Law "On Joint-Stock Companies" to be voted in favour of them by 3/4 of voting shareholders present at the Meeting);***

***2) the Company's reorganization that shall be voted in favor of it by 75 percent of voting shareholders taking part in the General Shareholders' Meeting;***

***3)the Company's liquidation, appointing liquidation commission and approving liquidation balances (interim and final ) that shall be voted in favor of them by 75 percent of voting shareholders taking part in the General Shareholders' Meeting;***

***4) election of the Board of Directors' members by a cumulative voting;***

***5) early termination of powers of the Board of Director's members that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;***

***6)determining quantity, nominal value, category (type) of the Company's declared shares and rights given to their holders that shall be voted in favor of them by 75 percent of voting shareholders taking part in the General Shareholders' Meeting;***

***7) increase of the Company's charter capital by increasing the shares' nominal value that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;***

***8) increase of the Company's charter capital by distribution of additional shares by means of public subscription, should the number of additional shares exceed 25 percent of the Company's common shares having been previously distributed, that shall be voted in favor of it by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;***

***9) increase of the Company's charter capital by distribution of additional shares by means of private subscription, that shall be voted in favor of it by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;***

***10)reduction of the Company's charter capital by decrease of the shares' nominal value, repurchase of the part of the Company's shares to reduce their total number as well as cancellation of the shares acquired or redeemed by the Company that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;***

***11)election of the members of the Company's Auditing Commission and early termination of their terms of reference that shall be voted in favor of them by majority of voting shareholders taking part in the General Shareholders' Meeting;***

***12)approving the Company's auditor, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;***

***13)approving the Company's annual reports, balance sheets, income and loss statements, allocation of profits and losses including dividend payment that shall be voted in favor of them by majority of voting shareholders taking part in the General Shareholders' Meeting;***

***14)procedure for conducting a General Shareholders' Meeting, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;***

***15) split-up and consolidation of the Company's shares, that shall be voted in favor of them by majority of voting shareholders taking part in the General Shareholders' Meeting;***

*16)taking decision on conclusion of contracts, when there is a self-interest in such contracts, in accordance with Article XI of the Federal law "On Joint Stock Companies";*
*17)taking decision on concluding large bargains dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's property value exceeding 50 percent of the balance sheet assets as at the last reported date excluding the bargains to be concluded in the process of the Company's current activity or connected with the distribution by subscription of the Company's common shares and distribution of the issued securities transferable into the Company's common shares, that shall be voted in favor of them by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;*
*18 )participating in holdings, financial and industrial groups, associations and other commercial entities, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;*
*19) approving internal regulations on functions of the Company's organs, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;*
*20) distribution of the Company's bonds and other emissive securities transferable into shares if they are distributed by means of private subscription or public subscription, in case the bonds (emissive securities) can be transferred into the Company's common shares exceeding 25 percent of the Company's common shares having been previously distributed, that shall be voted in favor of it by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;*
*21)reimbursement of the expenses for preparing and conducting an Extraordinary Shareholders' Meeting by the Company in case the Board of Directors violated the current legislation of the Russian Federation and had not approved the resolution on calling an Extraordinary General Shareholders' Meeting and such Meeting was called by other persons. The resolution shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;*
*22) release of a person who on his own or together with his affiliated persons acquired over 30 percent the Company's registered common shares from obligations to purchase shares from other Company's shareholders, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting with the exception of the votes held by this person or his affiliated persons;*
*23) delegation of the authority of the Company's individual executive power to the managing organization or the manager , that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;*
*24) other matters stipulated by the Federal law "On Joint Stock Companies" and the present Charter.*

*General Shareholders' Meeting shall have the right to take decision on issues mentioned in subparagraphs 2,7,8,9,15-19,23 of the present Charter only upon the presentation of the Board of Directors. Other persons entitled by the current legislation of the Russian Federation to introduce proposals into the agenda of an Annual or Extraordinary General Shareholders' Meeting shall not require from the Board of Directors introduction of the mentioned issues into the Meeting's agenda.*
*General Shareholders' Meeting shall not be entitled to consider and take decisions on matters outside its competence pursuant to the Federal Law "On Joint Stock Companies".*

Board of Directors' terms of reference according to the Company's Charter:

1) *Determining the priority directions of the Company's activity including approval of annual budgets, business-plans, the Company's strategies and development programs, making alterations in these documents and considering the results of their realization;*
2) *Preliminary approval of transactions exceeding the limits of the Company's annual budget;*
3) *Calling Annual and Extraordinary General Shareholders' Meetings except for the cases specified in paragraph 8 of Article 55 of the Federal law "On Joint-Stock Companies";*
4) *Approval of a General Shareholders' Meeting's agenda;*
5) *Setting record date for shareholders entitled to participate in a General Shareholders' Meeting and other questions referred to the competence of the Board of Directors pursuant to Part VII of the Federal Law "On Joint-Stock Companies" and related to preparing and conducting a General Shareholders' Meeting;*
6) *Preliminary approval of the Company's annual report;*
7) *increase of the Company's charter capital by distribution of additional shares not exceeding the number of declared shares specified by the present Charter except for the matters pursuant to subparagraphs 8,9 of paragraph 12.2. hereof;*
8) *distribution of the Company's bonds and other emissive securities not transferable into the Company's shares under the terms of their distribution;*
9) *distribution of the Company's bonds and other emissive securities transferable into shares if the aforesaid bonds (emissive securities) shall be distributed by means of public subscription, and the bonds (emissive securities)may be transferred into the Company's common shares constituting no more than 25 percent of the Company's common stock having already been distributed;*
10) *determining property value, price of placement and repurchase of the emissive securities in cases specified by the Federal Law "On Joint-Stock Companies";*
11) *approving resolutions on securities' issue, the emissions' prospects and reports on the results of the Company's securities' issue, quarterly reports of the emissive securities' Issuer as well as reports on the results of repurchase of the Company shares for their redemption;*
12) *acquisition of the Company's registered shares, bonds and other securities;*
13) *approving the Company's Registrar and terms of the Agreement with it, cancellation of the Agreement with the Registrar;*
14) *recommendations on size, form and time of dividend payment, approval of internal document on the Company's dividends;*
15) *allocation of the Company's reserve and other funds;*
16) *supervision of internal control procedures;*
17) *recommendations on the amount of remuneration and compensation to be paid to the members of the Company's Auditing Commission, approval of the terms of the Agreement with the Company's Auditor and the amount payable to the Auditor for its services;*
18) *approval of the Statute on the Company's branch establishment executing internal control functions, approval of candidate to be appointed head of a branch, considering other issues to be approved by the Board of Directors pursuant to the Statute on the Company's branch establishment*
19) *approving transactions dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's assets value amounting to 0.5 – 25 percent of the Company's balance sheet assets at the last reported date;*

*20) approving transactions dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's assets value amounting to 25 – 50 percent of the Company's balance sheet assets at the last reported date with the exception of the transactions made in the process of regular economic activity, the transactions connected with distribution of the Company's common shares by means of subscription (sale), and transactions connected with distribution of the emissive securities transferable into the Company's common shares;*

*21) approving transaction when there is a self-interest in them in cases specified by the Part XI of the Federal Law "On Joint-Stock Companies";*

*22) approval of the Company's organizational structure including the main functions of branch establishments;*

*23) establishing the Company's branches and representative offices and their liquidation, approving Statutes on branches and representative offices;*

*24) preliminary approving candidates to be appointed Directors of a branch or representative office and their dismissal;*

*25) approval of annual budgets, development strategies and programs, making alterations in these documents and considering the results of their realization;*

*26) appointing the Company's personal executive organ (General Director), determining his term of office and early cessation of his powers;*

*27) electing (reelecting) the Board of Director's Chairman and the Vice-chairman;*

*28) formation of the Company's collective executive organ (Management Board), determining its term of office and pre-term cessation of powers of the members of the Management Board;*

*29) approval of holding of more than one appointment in the administration of other organizations by the person acting as individual executive organ, members of the Management Board;*

*30) permitting the person acting as individual executive organ to hold office of profit in other organizations pluralistically;*

*31) formation of standing or interim committees of the Board of Directors, approval of their Statutes;*

*32) appointment and dismissal of the Company's Corporate Secretary, approval of Statute on the machinery of the Company's Corporate Secretary;*

*33) approving terms of contracts (additional agreements), concluded with General Director, members of the Management Board, directors of branches and representative offices, head of the Company's separate division executing functions of internal control, Corporate Secretary; examining cases to be approved by the Board of Directors in accordance with the aforesaid contracts;*

*34) approving resolutions on the Company's participation ( joining as a participant, termination of participation, change of share holding) in other organizations by means of selling and buying the shares of other organizations as well as by contributing to their legal capitals;*

*35) approving resolutions on the Company's participation in non-commercial organizations, except for the cases stipulated by subparagraph 18 of paragraph 12.2. hereof, by joining as a participant, termination of participation, bringing additional contributions (fees) in relation to the Company's participation in non-commercial organizations;*

*36) approving resolutions on the agenda issues of General Shareholders' Meetings of the Company's associated companies (supreme governing bodies of other organizations) in which the Company is the sole participant;*

37) *determining the order of the Company's cooperation with organizations in which the Company is a shareholder;*
38) *approval of the internal document on disposal (making public) of information about the Company;*
39) *approval of other than stipulated in paragraph 13.4 hereof internal regulations on the issues falling within the competence of the Company's Board of Directors except for the issues to be approved by the General Shareholders' Meeting or the Company's executive organs pursuant to the Company's Charter;*
40) *other issues specified by the Federal Law "On joint-stock companies" and the present Charter.*

*Issues falling into the exclusive competence of the Board of Directors, shall not be delegated for decision to collective or individual executive body of the Company.*

Individual and collective executive organs' terms of reference according to the Company's Charter:

1) *working out proposals on the main directions of the Company's activities including draft budgets, business plans, strategies and development programs, suggestions on making corrections in the aforementioned documents;*
2) *approving the internal control procedures;*
3) *developing the Company's social and personnel policy;*
4) *approving internal document regulating general matters of motivation of labor, examining collective agreements and adopting resolutions on their conclusion;*
5) *preparing materials and draft resolutions on issues to be approved by a General Shareholders' Meeting, Board of Directors and filing materials to the committees of the Board of Directors;*
6) *organizational and technical support of the activity of the Company bodies;*
7) *developing technical, economic, financial and tariff policy of the Company and its branches.*
8) *developing accounting policy, controlling the improvement of methodology of management and business accounting and introduction accounting statements on the activity of the Company and its branches in accordance with international accounting standards;*
9) *determining the methodology of planning, budgeting and controlling of the Company and its branches;*
10) *developing security policy of the Company and its branches;*
11) *determining the procedure of allotting assets to a branch and withdrawing the assets owned by a branch;*
12) *determining the quantitative structure of the branches' collective executive bodies, appointing their members, pre-term cessation of their powers approving Statute on the collective executive organ of a branch;*
13) *preliminary approval of the candidates to be appointed deputy directors, chief accountants of branches and representative offices as well as relieving the aforesaid persons of their positions;*
14) *approving terms of contracts (additional agreements), concluded with the members of the collective executive organs of the branches, deputy directors, chief accountants of the branches and representative offices, examining issues to be approved by the Management Board in accordance with the aforesaid contracts;*
15) *approving interim (quarterly) budgets of the branches, making alterations in the aforementioned documents;*

*16)analysis of the results of the Company's structural units including separate ones and working out mandatory instructions on improvement of their activity;*
*17)approving internal document regulating the issues referred to the competence of the Company's Management Board excluding the documents to be approved by a General Shareholders' Meeting and the Board of Directors.*

***The executive organs' terms of reference cover management of the Company's current activities with the exception of the questions referred to the sole competence of the General Shareholders' Meeting and the Company's Board of Directors.***
***The Company's executive organs ensure realization of the resolutions approved by the Company General Shareholders' Meeting and Board of Directors.***

***Management Board has the right to adopt resolutions on other issues of the Company's current activities on the instructions of the Company's Board of Directors or by proposal of the General Director.***

**21.Members of the issuer's Board of Directors (supervisory board) .**

Board of Directors
Chairman: ***Vadim Yevguenjevich. Belov***

Members of the Board of Directors:
***Vadim Yevguenjevich Belov***

Date of birth: ***1958***

Posts held during the last 5 years:
Period: ***1998 – 1999***
Company: ***"SPK Capital Limited "***
Industry: ***Investments***
Post: ***Managing director of the Moscow Agency***

Period: ***1999--present time***
Company: ***"Central Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2000***
Company: ***"Kirovelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2002***
Company: ***"Volgogradelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: *1999-2002*
Company: *"Electrosvyaz" PJSC, Stavropol Region*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1999-2002*
Company: *"Uralsvyazinform" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1999 – present time*
Company: *"Svyazinvest" PJSC*
Industry: *Communications*
Post: *Deputy General Director*

Period: *1999-2000*
Company: *"Electrosvyaz" PJSC, Primorski Region*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1999-2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2000 – present time*
Company: *"Svyazinvest" PJSC*
Industry: *Communications*
Post: *Member of the Management Board*

Period: *2000-present time*
Company: *"Rostelecom" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-2002*
Company: *"Uraltelecom" PJSC, Sverdlovsk Region*
Industry: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2001-2002*
Company: *"Sibirtelecom" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-2001*

Company: *"Electrosvyaz" PJSC, Novosibirsk Region*
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-2002***
Company: ***"Electrosvyaz" PJSC, Rostov Region***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2002-present time***
Company: ***AKB "Svyaz-Bank"***
Industry: ***Banking services***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"North-Western Telecom" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"RTC-Invest" CJSC***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2002-2002***
Company: ***"Chelyabinsksvyazinform" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Uralsvyazinform" OJSC***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2002-present time***
Company: ***"RTC-Leasing" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Central Telegraph" OJSC***
Industry: ***Communications***

Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

***Stanislav Petrosovich Avdiyants***

Date of birth: ***1946***

Posts held during the last 5 years:
Period: ***1998 – 1999***
Company: ***"Svyazinvest" OJSC***
Industry: ***Communications***
Post: ***Deputy head of the Service for Economics and Finances***

Period: ***1999--2000***
Company: ***"Svyazinvest" OJSC***
Industry: ***Communications***
Post: ***Deputy Director of the Economic Forecasting and Consolidated Planning Service***

Period: ***1999--2000***
Company: ***"Electrosvyaz" OJSC, Kostroma Region***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999--2000***
Company: ***"Ekaterinburgskaya telefonnaya set" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999--2001***
Company: ***"Svyazinform" OJSC, Chuvashia Republic***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2000--2002***
Company: ***"Rostelecom" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2000--2001*
Company: *"Svyazinvest" OJSC*
Industry: ***Communications***
Post: ***Chief executive- Director of the Economic Forecasting and Consolidated Planning Department***

Period: *2000--2002*
Company: ***"Electrosvyaz" OJSC, Kostroma Region***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001—present time***
Company: ***"Svyazinvest" OJSC***
Industry: ***Communications***
Post: ***Chief executive- Director of the Economic Planning and Tariff Policy Department***

Period: ***2001-present time***
Company: ***"Kostromskaya GTS" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2002-2002*
Company: ***"Central Telegraph" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2002-2002*
Company: ***"Magadansvyazinform" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

*Mikhail Borisovich Vasilyev*
Date of birth: ***1954***

Posts held during the last 5 years:
Period: ***1996 –present time***
Company: ***Representative office of the company "NCH Advisors, Inc" in Saint Petersburg***
Industry: ***Administration***
Post: ***Director***

Period: ***2001-present time***
Company: ***"Abrasive Plant"Ilyich" OJSC***
Industry: ***Production of abrasive tools***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Bolshoy Gostiniy Dvor" OJSC***
Industry: ***Retail trade of foodstuffs and manufactured goods***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Electroapparat" OJSC***
Industry: ***Production of high-voltage equipment***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Arkhenergo" OJSC***
Industry: ***Power engineering and electrification***
Post: ***Member of the Board of Directors***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

***Vladimir Lukich Gorbachev***
Date of birth: ***1950***

Posts held during the last 5 years:
Period: *1994 – 2001*
Company: *“Kubanelectrosvyaz” PJSC*
Industry: *Communications*
Post: *General Director*

Period: *1996-2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1996-2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Chairman of the Management Board*

Period: *1997-2002*
Company: *"Kuban-GSM" CJSC*
Industry: *Cellular communications*
Post: *Chairman of the Board of Directors*

Period: *1998-present time*
Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2000-2003*
Company: *Association of telecom operators of the Northern Caucasus*
Industry: *Communications*
Post: *President*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" Public Joint Stock Company*
Industry: *Communications*
Post: *General Director*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" Public Joint Stock Company*
Industry: *Communications*
Post: *Chairman of the Management Board*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" Public Joint Stock Company*
Industry: *Communications*
Post: *Vice-Chairman of the Board of Directors*

Period: *2001-2002*

Company: *"Electrosvyaz of Adygeia Republic" OJSC*
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-2002***
Company: *"Rostovelectrosvyaz"OJSC*
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-2002***
Company: *"Sevosetinelectrosvyaz" OJSC*
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-2002***
Company: *"Volgogradelectrosvyaz" OJSC*
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-2002***
Company: *"Kabardino-Balkarskie telecommunications" PJSC*
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-2002***
Company: *"Health-care complex "Orbita"CJSC*
Industry: ***health and resort services***
Post: ***Chairman of the Board of Directors***

Period: ***2001-2002***
Company: *"Electrosvyaz" PJSC, Stavropol Territory*
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: *"Kuban-GSM" CJSC*
Industry: ***Cellular communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0.0891 %***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***557 963.82***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***

Other property provisions (RUR): ***696 933.31***
Total (RUR): ***1 254 897.13***

***Vladimir Vladimirovich Dudchenko***
Date of birth: ***1973***

Posts held during the last 5 years:
Period: ***1996 –2001***
Company: Representative office of the company "NCH Advisors, Inc" in Moscow
Industry: Consulting
Post: ***Advisor***

Period: ***2001-present time***
Company: Representative office of the company "NCH Advisors, Inc" in Moscow
Industry: Consulting
Post: ***Head of Analytic Department***

Period: ***2002-present time***
Company: ***"Vladimirenergo" OJSC***
Industry: ***Power supply***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Kirovenergo" OJSC***
Industry: ***Power engineering and electrification***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Svyaz" OJSC, Komi Republic***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Konakovskaya GRES" OJSC***
Industry: ***Administration***
Post: ***Member of the Board of Directors***

Period: ***2003-present time***
Company: ***"VolgaTelecom" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2003-present time***
Company: ***"Dalsvyaz" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

***Alexander Leonidovich Merzlenko***
Date of birth: ***1971***

Posts held during the last 5 years:
Period: ***1998 –2000***
Company: ***"Financial broker "Troika Dialog" CJSC***
Industry: ***Finances and investments***
Post: ***Deputy head of the section of investment banking activity***

Period: ***2000-2001***
Company: Representative office of the company "Renaissance Nominees (Cyprus)Limited" in Moscow
Industry: ***Finances and investments***
Post: ***Vice-president of the Department for investment and banking services***

Period: ***2001-present time***
Company: ***"Renaissance Capital – Financial Advisor" OJSC***
Industry: ***Finances and investments***
Post: ***Deputy General Director***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***

Other property provisions (RUR): *0*
Total (RUR): *0*

***Stanislav Nikolaevich Panchenko***
Date of birth: ***1945***

Posts held during the last 5 years:
Period: ***1996-present time***
Company: ***"Svyazinvest" OJSC***
Industry: ***Communications***
Post: ***Deputy General Director***

Period: ***1999 –present time***
Company: ***"Rostelecom" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999 –present time***
Company: ***"Lensvyaz" OJSC***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***1999 –2001***
Company: ***"PTS" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999 –2001***
Company: ***"Saint Petersburg Telegraph" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999 –2001***
Company: ***"Saint Petersburg MMT" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999 –2000***
Company: ***"Moscow MMT" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –2002***
Company: ***"Electrosvyaz" OJSC, Vladimir Region***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2001 –2002*
Company: *"Electrosvyaz" OJSC, Rostov Region*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001 –2002*
Company: *"Lipetskelectrosvyaz" OJSC*
Industry: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2001 –2002*
Company: *"Nizhegorodsvyazinform" OJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001 –2002*
Company: *"Electrosvyaz" OJSC, Stavropol Region*
Industry: *Communications*
Post: C*hairman of the Board of Directors*

Period: *2001 –present time*
Company: *"Dagsvyazinform" OJSC*
Industry: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2002 –2002*
Company: *"Electrosvyaz" OJSC, Vladimir Region*
Industry: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2002 –2002*
Company: *"Voronezhsvyazinform" OJSC*
Industry: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2003–present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***

Other property provisions (RUR): ***0***
Total (RUR): ***0***

***Georgy Alexeevich Romski***
Date of birth: ***1956***

Posts held during the last 5 years:
Period: ***1995 –2000***
Company: ***"Saint-Petersburg Long-distance And International telephone" PJSC***
Industry: ***communications***
Post: ***Technical director***

Period: ***2000 –present time***
Company: ***"Svyazinvest" PJSC***
Industry: ***communications***
Post: ***Deputy General Director***

Period: ***2000 –present time***
Company: ***"Svyazinvest" PJSC***
Industry: ***communications***
Post: ***Member of the Management Board***

Period: ***2001 –2002***
Company: ***"Central Telegraph" PJSC***
Industry: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Giprosvyaz" OJSC***
Industry: ***communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001 –2002***
Company: ***"MGTS" OJSC***
Industry: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –2002***
Company: ***"Electrosvyaz" OJSC, Kaliningrad Region***
Industry: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"MobiTel"CJSC***
Industry: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Globus-Telecom"CJSC***
Industry: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"SibirTelecom "OJSC***
Industry: ***communications***
Post: ***Chairman of the Board of Directors***

Period: ***2003-present time***
Company: ***"VolgaTelecom "O-JSC***
Industry: ***communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***00***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

***Irina Petrovna Ukhina***
Date of birth: ***1945***

Posts held during the last 5 years:
Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1997 –1999***
Company: ***"Svyazinvest" PJSC***
Industry: ***Communications, investments***
Post: ***Deputy Chief of the Department of share portfolio management***

Period: ***1998 –2000***

Company: *"Sevosetinelectrosvyaz" OJSC*
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: *1998 –2002*
Company: ***"Yartelecom" OJSC***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: *1998 –present time*
Company: ***"Svyaz" PJSC, Komi Republic***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: *1998 –2002*
Company: ***"Electrosvyaz of Adygeia Republic" OJSC***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: *1999 – present time*
Company: ***"Svyazinvest" PJSC***
Industry: ***Communications***
Post: ***Deputy Director of the Department of Corporate Management***

Period: *2000 –2002*
Company: ***"Murmanelectrosvyaz" OJSC***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: *2001 –2002*
Company: ***"Cherepovetselectrosvyaz" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period:*2001- 2002*
Company: ***"Bryansksvyazinform" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2001 –present time*
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2002 –2002*
Company: ***"Sevosetinelectrosvyaz" OJSC***
Industry: ***Communications***

Post: ***Member of the Board of Directors***

Period: ***2002 –2002***
Company: ***"Electrosvyaz" OJSC, Vologda Region***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***00***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

***Galina Arsentyevna Filimonova***
Date of birth: ***1938***

Posts held during the last 5 years:
Period: ***1997 –1999***
Company: ***"Svyazinvest" PJSC***
Industry: ***Communications, investments***
Post: ***Chief specialist of the Section of proprietary rights provision***

Period: ***1999 –present time***
Company: ***"Svyazinvest" PJSC***
Industry: ***Communications***
Post: ***Chief specialist of the Department of Corporate Management***

Period: ***1999 –2000***
Company: ***"Electrosvyaz" OJSC, Vladimir Region***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999 –2001***
Company: ***"Voronezhsvyazinform" OJSC***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***1999 –2001***
Company: ***"Electrosvyaz" OJSC, Stavropol Territory***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999 –2001***

Company: *"Karachaevo-Cherkesskelectrosvyaz" OJSC*
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: *1999 –2002*
Company: *"Tulatelecom" OJSC*
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: *1999 –2001*
Company: *"Electrosvyaz" OJSC, Krasnoyarsk Territory*
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: *2000 –2002*
Company: *"Lipetskelectrosvyaz" OJSC*
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2001 –2002*
Company: *"Voronezhsvyazinform" OJSC*
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2001 –2002*
Company: *"Electrosvyaz" OJSC, Tver Region*
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: *2001 –2002*
Company: *"Ivtelecom" OJSC*
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2001 –2002*
Company: *"Smolensksvyazinform" OJSC*
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2002 –2002*
Company: *"Electrosvyaz" OJSC, Ryazan Region*
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***

Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

***Andrei Anatolyevich Shchepilov***
Date of birth: ***1977***

Posts held during the last 5 years:
Period: ***1999 –1999***
Company: "***Svyazinvest" PJSC***
Industry: ***Communications***
Post: ***Specialist of the 1st category of the Section of Subsidiaries' Reorganization of the Securities' Department***

Period: ***1999 –2001***
Company: "***Svyazinvest" PJSC***
Industry: ***Communications***
Post: ***Senior specialist of the Section of Subsidiaries' Reorganization of the Securities' Department***

Period: ***1999 –1999***
Company: "***Svyazinvest" PJSC***
Industry: ***Communications***
Post: ***Specialist of the 1st category of the Securities' Service***

Period: ***2001 –2002***
Company: "***Svyazinvest" PJSC***
Industry: ***Communications***
Post: ***Chief Specialist of the Section of Subsidiaries' Reorganization of the Securities' Department***

Period: ***2001 –2002***
Company: ***"Electrosvyaz" OJSC, Altay Republic***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –2002***
Company: ***"AltayTelecom" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2002 –2003*
Company: *"Svyazinvest" PJSC*
Industry: *Communications*
Post: *Chief Specialist of the Section of Equity markets and Reorganization of the Securities' Department*

Period: *2003-present time*
Company: *"Svyazinvest" PJSC*
Industry: *Communications*
Post: *Chief Specialist of the Section of Transactions Structuring in equity markets and Privatization*

Period: *2003 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

**22. The issuer's individual and collective management organs and their officials.**

Individual executive organ and members of the issuer's collective executive organ:
***Vladimir Lukich Gorbachev***
Date of birth: ***1950***

Posts held during the last 5 years:
Period: *1994 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *General Director*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors.*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*

Post: *Chairman of the Management Board*

Period: *1997-2002*
Company: *"Kuban-GSM" CJSC*
Industry: *Cellular communications*
Post: *Chairman of the Board of Directors*

Period: *1998-present time*
Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2000-2003*
Company: *Association of telecom operators of the Northern Caucasus*
Industry: *Communications*
Post: *President*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *General Director*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Chairman of the Management Board*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Vice-chairman of the Board of Directors*

Period: *2001-2002*
Company: *"Electrosvyaz" OJSC, Adygeia Republic*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-2002*
Company: *"Rostovelectrosvyaz"OJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-2002*
Company: *"Sevosetinelectrosvyaz" OJSC*
Industry: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2001-2002*
Company: *"Volgogradelectrosvyaz" OJSC*
Industry: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2001-2002*
Company: *"Kabardino-Balkarskie telecommunications" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-2002*
Company: *"Health-care complex "Orbita"CJSC*
Industry: *health and resort services*
Post: *Chairman of the Board of Directors*

Period: *2001-2002*
Company: *"Electrosvyaz" PJSC, Stavropol Territory*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2002-present time*
Company: *"Kuban-GSM" CJSC*
Industry: *Cellular communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *0.0891 %*
Share in the issuer's branch establishments/subordinate companies: *none*

Rewards paid during the quarter under review:
Salary (RUR): *557 963.82*
Bonus payments (RUR): *0*
Commission (RUR): *0*
Other property provisions (RUR): *696 933.31*
Total (RUR): *1 254 897.13*

*Alexander Valentinovich Apalko*
Date of birth: *1947*

Posts held during the last 5 years:
Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1996 – 2001*

Company: ***"Kubanelectrosvyaz" OJSC***
Industry: ***Communications***
Post: ***Deputy General Director – Director of the branch "Sochielectrosvyaz"***

Period: ***1997–2002***
Company: ***"Kuban-GSM" CJSC***
Industry: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***1999 – 2000***
Company: ***"Kubintersvyaz"CJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001- 2002***
Company: ***Public Joint-Stock Company "Southern Telecommunications Company"***
Industry: ***Communications***
Post: ***"UTK" PJSC Deputy General Director – Director of the branch "Sochielectrosvyaz"***

Period: ***2001- 2002***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2002 –present time***
Company: ***"Kubanelectrosvyaz"- branch of "UTK" PJSC***
Industry: ***Communications***
Post: ***Deputy General Director of "UTK" PJSC – Head of "Sochielectrosvyaz"***

Period: ***2002-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Management Board***

Share in the issuer's authorized capital: ***0.0195%***
Share in the issuer's subsidiaries/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***164 018.96***
Bonus payments (RUR): ***28 046.22***
Commission (RUR): ***0***
Other property provisions (RUR): ***45 000***
Total (RUR): ***237 065.18***

***Alexander Semyonovich Butko***
Date of birth: ***1946***

Posts held during the last 5 years:
Period: *1994 – 2002*
Company: "Karachaevo-Cherkesskelectrosvyaz" OJSC
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: *1994 – 2002*
Company: "Karachaevo-Cherkesskelectrosvyaz" OJSC
Industry: ***Communications***
Post: ***Chairman of the Management Board***

Period: *1994 – 2002*
Company: "Karachaevo-Cherkesskelectrosvyaz" OJSC
Industry: ***Communications***
Post: ***General Director***

Period: *2001 –present time*
Company: *"Karachaevo-CherkesskTeleSot"CJSC*
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Management Board***

Period: ***2003-present***
Company: ***"Karachaevo-Cherkesskelectrosvyaz" – branch of "UTK" PJSC***
Industry: ***Communications***
Post: ***"UTK" PJSC Deputy General Director – Director of the branch***

Share in the issuer's authorized capital: ***0.0048%***
Share in the issuer's subsidiaries/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***150 000***
Bonus payments (RUR): *102 637*
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***252 637***

***Lyudmila Ivanovna Devyatkina***
Date of birth: ***1955***

Posts held during the last 5 years:
Period: *1997 – 1999*

Company: *"Svyazinvest" OJSC*
Industry: ***Communications***
Post: ***Deputy Chief of Investment Management***

Period: ***1999 –2002***
Company: ***"Electrosvyaz" OJSC Pskov Region***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***1999 –2000***
Company: ***"Kostromskaya GTS" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999 –present time***
Company: ***"Svyazinvest" OJSC***
Industry: ***Communications***
Post: ***Deputy Director-Head of the Logistics Section of the Capital investments Department***

Period: ***2000 –2001***
Company: ***"Central Telegraph" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –2002***
Company: ***"Electrosvyaz" OJSC Vladimir region***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2003 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Management Board***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

***Ivan Fyodorovich Ignatenko***
Date of birth: ***1945***

Posts held during the last 5 years:
Period: *1994 – 1999*
Company: ***City Telephone Exchange ,branch of "Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Director***

Period: *1996 – 2001*
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Management Board***

Period: ***1996-present time***
Company: ***"Kubintersvyaz" CJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period:***1999– 2001***
Company: ***Krasnodar City Telecommunication Center , branch of "Kubanelectrosvyaz " PJSC***
Industry: ***Communications***
Post: ***Director, Deputy General Director of "Kubanelectrosvyaz" JSC***

Period: ***1999-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***"TeleRoss-Kubanelectrosvyaz" CJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period:***2001– 2003***
Company: ***Krasnodar City Telecommunication Center , branch of "Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Director, Deputy General Director of "UTK" PJSC***

Period: ***2001-present time***
Company: ***"Kuban-GSM" CJSC***
Industry: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Management Board***

Period: ***2003-present time***
Company: ***"Kubanelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Deputy General Director – Director of the branch***

Share in the issuer's authorized capital: ***0,0346%***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***201 567.45***
Bonus payments (RUR): ***30 816.75***
Commission (RUR): ***0***
Other property provisions (RUR): ***105 600***
Total (RUR): ***337 984.2***

***Leonid Mikhailovich Izyuryev***
Date of birth: ***1952***

Posts held during the last 5 years:
Period: ***1998 – 2000***
Company: ***Accounting Center – branch of "Volgogradelectrosvyaz" OJSC***
Industry: ***Communications***
Post: ***Deputy General Director of "Volgogradelectrosvyaz" OJSC – Director of the branch***

Period: ***2000 – 2002***
Company: ***"Volgogradelectrosvyaz" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2000 – present time***
Company: ***"Volgograd-Mobile" CJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2000 – present time***
Company: ***"Volgograd-GSM" CJSC***
Industry: ***Cellular and wireless radio communications***
Post: ***Member of the Board of Directors***

Period: ***2000 – 2002***
Company: "Volgogradelectrosvyaz" O***JSC***
Industry: ***Communications***
Post: ***Chairman of the Management Board***

Period: ***2000 – 2002***
Company: "Volgogradelectrosvyaz" O***JSC***
Industry: ***Communications***

Post: ***General Director***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Management Board***

Period: ***2003-present time***
Company: ***"Volgogradelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Deputy General Director of "UTK" PJSC – Director of the branch***

Share in the issuer's authorized capital: ***0,0019%***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***182 250***
Bonus payments (RUR): ***135 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***317 250***

***Beshtau Kanamatovich Kozhiev***
Date of birth: ***1937***

Posts held during the last 5 years:
Period: ***1994 – 2002***
Company: ***"Sevosetinelectrosvyaz" OJSC***
Industry: ***Communications***
Post: ***Chairman of Management Board***

Period: ***1994 –2002***
Company: ***"Sevosetinelectrosvyaz" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1994 – 2002***
Company: ""Sevosetinelectrosvyaz" O***JSC***
Industry: ***Communications***
Post: ***General Director***

Period: ***2002 – present time***
Company: ***"Telesot-Alania" CJSC***
Industry: ***Cellular communications***
Post: ***Chairman of the Board of Directors***

Period: ***2002 – present time***

Company: "*InvestStart*" C*JSC*
Industry: ***Trading***
Post: ***Chairman of the Board of Directors***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Management Board***

Period: ***2003-present time***
Company: ***"Sevosetinelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Deputy General Director of "UTK" PJSC – Director of the branch***

Share in the issuer's authorized capital: ***0.2212%***
Share in the issuer's branch establishments/subordinate companies:
Name: ***"Telesot-Alaniya" CJST***
Share***: 2%***

Rewards paid during the quarter under review:
Salary (RUR): ***160 000***
Bonus payments (RUR): ***240 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***40 000***
Total (RUR): ***440 000***

***Lyudmila Alekseevna Kormilitsina***
Date of birth: ***1955***

Posts held during the last 5 years:
Period: ***1997 – 1999***
Company: ***"Svyazinvest" OJSC***
Industry: ***Communications***
Post: ***Chief specialist of Telecommunications Service***

Period: ***1999 –2001***
Company: ***"Svyazinvest" OJSC***
Industry: ***Communications***
Post: ***Head of the Section of Telecommunications Department***

Period: ***1999 – 2000***
Company: ***"Rostelecom" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999 – 2002***

Company: ***"Yamalelectrosvyaz" OJSC***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***1999 – 2000***
Company: ***"Electrosvyaz" OJSC, Rostov Region***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2000 – 2002***
Company: ***"Svyazinform" OJSC, Penza Region***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Svyazinvest" OJSC***
Industry: ***Communications***
Post: ***Deputy Director of Telecommunications Department***

Period: ***2003-present time***
Company: ***"VolgaTelecom" OJSC***
Industry: ***Communications***
Post: ***Member of the Management Board***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Management Board***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***0***

***Svetlana Vasilyevna Korotenko***
Date of birth: ***1962.***

Posts held during the last 5 years:
Period: ***1994 – 2000***
Company: ***Vyselki regional communications center – branch of "Kubanelectrosvyaz" OJSC***
Industry: ***Communications***

Post: ***Director***

Period: ***2000 – 2001***
Company: ***Tikhoretsk joint communications center – branch of "Kubanelectrosvyaz" OJSC***
Industry: ***Communications***
Post: ***Director***

Period: ***2001 – 2002***
Company: ***Tikhoretsk joint communications center – branch of "UTK" PJSC***
Industry: ***Communications***
Post: ***Director***

Period: ***2002 – present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Deputy General Director***

Period: ***2003 – present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Management Board***

Share in the issuer's authorized capital: ***0.0159 %***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***240 500***
Bonus payments (RUR): ***109 350***
Commission (RUR): ***0***
Other property provisions (RUR): ***1 760***
Total (RUR): ***351 610***

***Victor Alexandrovich Kruzhkov***
Date of birth: ***1952***

Posts held during the last 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Deputy General Director for Construction and Investment Policy***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Management Board***

Period: ***1996 – present time***

Company: *“Kubintersvyaz” CJSC*
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***1999 – 2002***
Company: ***“Avtocentre-Yug” CJSC***
Industry: ***car sale and repair***
Post: ***Member of the Board of Directors***

Period: ***1999 – 2002***
Company: ***“Armavir communication facilities plant” CJSC***
Industry: ***cable production***
Post: ***Chairman of the Board of Directors***

Period: ***2001 – 2002***
Company: ***“Health-care complex “Orbita” CJSC***
Industry: ***resort and health services***
Post: ***Member of the Board of Directors***

Period: ***2001 – 2002***
Company: ***“Center of material and technical maintenance” CJSC***
Industry: ***Production***
Post: ***Chairman of the Board of Directors***

Period: ***2001 – 2002***
Company: ***“Yugsvyazstroy” CJSC***
Industry: ***Construction***
Post: ***Chairman of the Board of Directors***

Period: ***2001 – present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Management Board***

Period: ***2001 – 2002***
Company: ***“Svyazinform” PJSC, Astrakhan Region***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2002 – 2002***
Company: ***“Electrosvyaz of Adygeia Republic” OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 – present time***

Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Deputy General Director*

Share in the issuer's authorized capital: *0.0844 %*
Share in the issuer's branch establishments/subordinate companies: *none*

Rewards paid during the quarter under review:
Salary (RUR): *254 800*
Bonus payments (RUR): *110 560*
Commission (RUR): *0*
Other property provisions (RUR): *1 500*
Total (RUR): *366 860*

*Andrey Alexandrovich Litvinov*
Date of birth: *1973*

Posts held during the last 5 years:
Period: *1997 – 2001*
Company: *"Rostovelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Economist, head of securities department*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Deputy General Director*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Member of the Management Board*

Period: *2002 – 2002*
Company: *"KabBalktelecom" OJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2002 – 2002*
Company: *"Svyazinform" PJSC, Astrakhan Region*
Industry: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *none*
Share in the issuer's branch establishments/subordinate companies: *none*

Rewards paid during the quarter under review:

Salary (RUR): ***223 805.69***
Bonus payments (RUR): ***148 680.57***
Commission (RUR): ***0***
Other property provisions (RUR): ***1 595.18***
Total (RUR): ***374 081.44***

***Antonida Mikhailovna Malova***
Date of birth: ***1954***

Posts held during the last 5 years:
Period: ***1997 – 2001***
Company: ***"Electrosvyaz" OJSC, Stavropol Territory***
Industry: ***Communications***
Post: ***Financial Director***

Period: ***2001 – 2002***
Company: ***"Electrosvyaz" OJSC, Stavropol Territory***
Industry: ***Communications***
Post: ***First Deputy General Director for Economics and Finances***

Period: ***2002 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Deputy General Director***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Management Board***

Share in the issuer's authorized capital: ***0,0005 %***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***188 500***
Bonus payments (RUR): ***104 950***
Commission (RUR): ***0***
Other property provisions (RUR): ***2 200***
Total (RUR): ***295 650***

***Evgeni Nikolaevich Poyarkov***
Date of birth: ***1943***

Posts held during the last 5 years:
Period: ***1999 –present time***
Company: ***"Svyazinvest" OJSC***
Industry: ***Communications***

Post: *Deputy Director of Security Department*

Period: *1999 –1999*
Company: *"Svyazinvest" OJSC*
Industry: *Communications*
Post: *Deputy Head of Security Service*

Period: *2001-2002*
Company: *"Electrosvyaz" OJSC, Vladimir Region*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-2002*
Company: *"KabBalktelecom" OJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-2002*
Company: *"Sevosetinelectrosvyaz" OJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001- present time*
Company: *"Dagsvyazinform" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2003-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Member of the Management Board*

Share in the issuer's authorized capital: *none*
Share in the issuer's branch establishments/subordinate companies: *none*

Rewards paid during the quarter under review:
Salary (RUR): *0*
Bonus payments (RUR): *0*
Commission (RUR): *0*
Other property provisions (RUR): *0*
Total (RUR): *0*

*Alexey Petrovich Prachkin*
Date of birth: *1949*

Posts held during the last 5 years:
Period: *1995 – 2002*

Company: *"Svyazinform" OJSC, Astrakhan Region*
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1995 – 2002***
Company: ***"Svyazinform" OJSC, Astrakhan Region***
Industry: ***Communications***
Post: ***Chairman of the Management Board***

Period: ***1995 – 2002***
Company: ***"Svyazinform" OJSC, Astrakhan Region***
Industry: ***Communications***
Post: ***General Director***

Period: ***1999 –present time***
Company: ***"Astrakhan-Mobile" CJSC***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2003 –present time***
Company: ***"Svyazinform" Astrakhan Region" – branch of "UTK" PJSC***
Industry: ***Communications***
Post: ***Deputy General Director of "UTK" PJSC – Director of the branch***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Management Board***

Share in the issuer's authorized capital: ***0.1319%***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***195 000***
Bonus payments (RUR): ***156 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***351 000***

***Alexander Markovich Roitblat***
Date of birth: ***1947***

Posts held during the last 5 years:
Period: ***1997 – 2000***
Company: ***Stavropol Long-distance telephone exchange – branch of "Electrosvyaz" OJSC, Stavropol Territory***
Industry: ***Communications***

Post: ***Head***

Period: *2000 – 2002*
Company: *"Electrosvyaz" OJSC, Stavropol Territory*
Industry: ***Communications***
Post: ***General Director***

Period: *2000 –2002*
Company: *"Electrosvyaz" OJSC, Stavropol Territory*
Industry: ***Communications***
Post: ***Chairman of the Management Board***

Period: *2000 –2002*
Company: *"Electrosvyaz" OJSC, Stavropol Territory*
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2000 – 2000*
Company: *"Electrosvyaz" OJSC, Stavropol Territory*
Industry: ***Communications***
Post: ***Acting General Director***

Period: ***2001 –present time***
Company: *"StavTeleSot" CJSC*
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Management Board***

Period: ***2003 –present time***
Company: ***"Electrosvyaz" Stavropol Territory" – branch of "UTK" PJSC***
Industry: ***Communications***
Post: ***Deputy General Shareholders' Meeting of "UTK" PJSC – Director of the branch***

Share in the issuer's authorized capital: ***0.0153%***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***175 000***
Bonus payments (RUR): ***169 160***
Commission (RUR): ***0***
Other property provisions (RUR): ***57 459.9***
Total (RUR): ***402 119.9***

*Vladislav Andreevich Statuev*
Date of birth: ***1956***

Posts held during the last 5 years:
Period: ***1997 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Head of Security Service***

Period: ***2001-2001***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Head of Security Service***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Deputy General Director***

Period: ***2002-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Management Board***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***237 500***
Bonus payments (RUR): ***109 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***1 671.27***
Total (RUR): ***348 171.27***

*Vladimir Batorovich Ufimov*
Date of birth: ***1955***

Posts held during the last 5 years:
Period: ***1994 – 2002***
Company: ***"Electrosvyaz" OJSC, Kalmykia Republic***
Industry: ***Communications***
Post: ***General Director***

Period: ***1994 –2002***
Company: ***"Electrosvyaz" OJSC, Kalmykia Republic***
Industry: ***Communications***
Post: ***Chairman of the Management Board***

Period: *1994 –2002*
Company: *"Electrosvyaz" OJSC, Kalmykia Republic*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2003 –present time*
Company: *"Electrosvyaz" Kalmykia Republic" – branch of "UTK" PJSC*
Industry: *Communications*
Post: *Deputy General Shareholders' Meeting of "UTK" PJSC – Director of the branch*

Period: *2003-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Member of the Management Board*

Share in the issuer's authorized capital: *0.0308%*
Share in the issuer's branch establishments/subordinate companies: *none*

Rewards paid during the quarter under review:
Salary (RUR): *111 689.82*
Bonus payments (RUR): *35 587*
Commission (RUR): *0*
Other property provisions (RUR): *0*
Total (RUR): *147 276.82*

*Valery Vasilyevich Ukhov*
Date of birth: *1947*

Posts held during the last 5 years:
Period: *1995 – 2002*
Company: *"Electrosvyaz" OJSC, Rostov Region*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1995 – 2002*
Company: *"Electrosvyaz" OJSC, Rostov Region*
Industry: *Communications*
Post: *Chairman of the Management Board*

Period: *1995 – 2002*
Company: *"Electrosvyaz" OJSC, Rostov Region*
Industry: *Communications*
Post: *General Director*

Period: *1998 –2001*

Company: ***"Center-Invest" OJSC KB***
Industry: ***Banking services***
Post: ***Member of the Board of Directors***

Period: ***1998 – 2002***
Company: ***"Dontelecom" CJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***Association of telecom operators of the Northern Caucasus***
Industry: ***Communications***
Post: ***Vice-president***

Period: ***2003 –present time***
Company: ***"Rostovelectrosvyaz" – branch of "UTK" PJSC***
Industry: ***Communications***
Post: ***Deputy General Shareholders' Meeting of "UTK" PJSC – Director of the branch***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Management Board***

Share in the issuer's authorized capital: ***0.7695%***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***220 346***
Bonus payments (RUR): ***0***
Commission (RUR): ***0***
Other property provisions (RUR): ***150 000***
Total (RUR): ***370 346***

***Svetlana Gennadievna Fefilova***
Date of birth: ***1970***

Posts held during the last 5 years:
Period: ***1996 – 2000***
Company: ***"Artelecom" OJSC***
Industry: ***Communications***
Post: ***Senior programmer engineer, senior accountant***

Period: ***2000 – 2001***
Company: ***"Artelecom" OJSC***
Industry: ***Communications***
Post: ***Senior specialist, accountant***

Period: *2001 – 2002*
Company: *"Artelecom" OJSC*
Industry: *Communications*
Post: *Chief accountant*

Period: *2002-2002*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Chief Accountant*

Period: *2002-2003*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Deputy General Director – Chief Accountant*

Period: *2002-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Member of the Management Board*

Period: *2003- present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Deputy General Director*

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): *215 786.41*
Bonus payments (RUR): *107 918.64*
Commission (RUR): *0*
Other property provisions (RUR): *1 760*
Total (RUR): *325 465.05*

***Sergey Nikolaevich Kharchenko***
Date of birth: *1969*

Posts held during the last 5 years:
Period: *1997 – 1999*
Company: *Krasnodarskiy GUES – branch of "Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Acting Chief Engineer*

Period: *1999 –2001*

Company: ***Krasnodarskiy GUES – branch of "Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***1st Deputy Director – Technical Director***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Deputy General Director***

Period: ***2001 –2001***
Company: ***Krasnodarskiy GUES – branch of "Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***1st Deputy Director – Technical Director***

Period: ***2002 –2002***
Company: ***"Sevosetinelectrosvyaz" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2002-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Management Board***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***228 000***
Bonus payments (RUR): ***126 600***
Commission (RUR): ***0***
Other property provisions (RUR): ***1 595.18***
Total (RUR): ***356 195.18***

***Yanvar Khadgimusovich Chinazirov***
Date of birth: *1937*

Posts held during the last 5 years:
Period: ***1996 – 2002***
Company: ***"Electrosvyaz of Adygeia Republic" OJSC***
Industry: ***Communications***
Post: ***General Director***

Period: ***1996 – 2002***
Company: ***"Electrosvyaz of Adygeia Republic" OJSC***
Industry: ***Communications***
Post: ***Chairman of the Management Board***

Period: *1996 – 2002*
Company: *"Electrosvyaz of Adygeia Republic" OJSC*
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2003 –present time*
Company: *"Electrosvyaz of Adygeia Republic" – branch of "UTK" PJSC*
Industry: ***Communications***
Post: ***Deputy General Shareholders' Meeting of "UTK" PJSC – Director of the branch***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Management Board***

Share in the issuer's authorized capital: ***0.0181%***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***157 500***
Bonus payments (RUR): ***35 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***250***
Total (RUR): ***192 750***

***Amdulkhamid Kistuevich Shukhostanov***
Date of birth: ***1946***

Posts held during the last 5 years:
Period: ***1998 – 2002***
Company: ***"KabBalktelecom" OJSC***
Post: ***Chairman of the Management Board***

Period: ***1998 – 2002***
Company: ***"KabBalktelecom" OJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1998 – 2002***
Company: ***"KabBalktelecom" OJSC***
Industry: ***Communications***
Post: ***General Director***

Period: ***1999 –present time***
Company: ***"Kabardino-Balkarskiy GSM" CJSC***
Industry: ***Communications***

Post: ***Member of the Board of Directors***

Period: ***1999 –present time***
Company: ***"Nalchikskaya sotovaya set" CJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2003 –present time***
Company: ***"KabBalktelecom" – branch of "UTK" PJSC***
Industry: ***Communications***
Post: ***Deputy General Shareholders' Meeting of "UTK" PJSC – Director of the branch***

Period: ***2003-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Management Board***

Share in the issuer's authorized capital: ***0%***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***155 547.69***
Bonus payments (RUR): ***78 302***
Commission (RUR): ***0***
Other property provisions (RUR): ***42 300***
Total (RUR): ***276 149.69***

The person , acting as the issuer's individual executive organ: ***Gorbachev Vladimir Lukich***

## 23. Rewards paid to the Board of Directors'(supervisory board) members and to other officials of the issuer.

Sum total of rewards paid to the persons, listed in items 21 and 22, during the period under review.
Salary (RUR): ***4 020 275.84***
Bonus payments (RUR): ***1 827 608.18***
Commission (RUR): ***0***
Other property provisions (RUR): ***1 149 624.84***
Total (RUR): ***6 997 508.86***

***See also items 21 and 22.***

## 24. Information about the legal persons where the issuer has stockholdings.

Legal persons where the issuer 's share accounts for not less than 5 % of their authorized capital :

Name: ***"Intmash service " Limited Company***

Location: *8, Golubinskaya Street,Volgograd 400131*
Postal address:*121, Zhukov Street, Volgograd 400048*
The Issuer's share in the legal person's authorized capital: *100 %*

Name: *"Material and Technical Supplies Center" Close Joint Stock Company*
Location: *5/2, Vishnyakovoy St., Krasnodar 350001*
Postal address:*5/2, Vishnyakovoy St., Krasnodar, 350001*
The Issuer's share in the legal person's authorized capital: *100 %*

Name: *"Yugsvyazstroy" Close Joint Stock Company*
Location: *110/1, Ayvazovskogo St., Krasnodar 350040*
Postal address: *110/1, Ayvazovskogo St., Krasnodar 350040*
The Issuer's share in the legal person's authorized capital: *100 %*

Name: *"Armavirski zavod svyazi (Communication Facilities Plant)" Closed Joint-Stock Company-Branch Establishment*
Location: *1a, Urupskaya St., Armavir, Krasnodar Region 352093*
Postal address: *1a, Urupskaya St., Armavir, Krasnodar Region 352093*
The Issuer's share in the legal person's authorized capital: *100 %*

Name: *"Health-care complex "Orbita" Close Joint Stock Company*
Location: *Olginka, Tuapse district, Krasnodar Region 352840*
Postal address: *Olginka, Tuapse district, Krasnodar Region, 352840*
The Issuer's share in the legal person's authorized capital: *100 %*

Name: *"Factorial-99" Limited company*
Location: *47, Bratski per., Rostov-on-Don 344082*
Postal address: *47, Bratski per., Rostov-on-Don 344082*
The Issuer's share in the legal person's authorized capital: *100 %*

Name: *"Interelectrosvyaz" Close Joint Stock Company*
Location: *5, 19 Partsyezda St., Vozhski, Volgograd Region*
Postal address: *5, 19 Partsyezda St., Volzhski, Volgograd Region*
The Issuer's share in the legal person's authorized capital: *100 %*

Name: *"Avtocenter-Yug " Closed Joint-Stock Company*
Location: *48, Myskhakskoye Avenue, Novorossiysk*
Mailing address:*48, Myskhakskoye Avenue, Novorossiysk 353919*
The issuer's share in the legal person's authorized capital: *100 %*

Name: *"UTK-Finance" Limited Company*
Location: *66, Karasunskaya St., Krasnodar 350000*
Postal address: *66, Karasunskaya St., Krasnodar 350000*
The Issuer's share in the legal person's authorized capital: *100 %*

Name: *"Private security agency "Zashchita-S" Close Joint Stock Company*
Location: *47/1, Sovetskaya St., Volgograd 400005*

Postal address: ***9, Mira St., Volgograd 400 131***
The Issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Telesot-Alania" Close Joint Stock Company***
Location: ***6, Gugkaeva St., Vladikavkaz RSO-A***
Postal address: ***6, Gugkaeva St., Vladikavkaz RSO-A 362 035***
The Issuer's share in the legal person's authorized capital: ***52.5 %***

Name: ***"Stavtelecom named after V.I. Kuzminov" Close Joint Stock Company***
Location: ***10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia***
Postal address: ***23, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355000 Russia***
The Issuer's share in the legal person's authorized capital: ***51 %***

Name: ***"Astrakhan-Mobile" Close Joint-Stock Company***
Location: ***3, Studencheskaya Str., Astrakhan 414004***
Postal address: ***37, J. Reed Str., Astrakhan 414 004***
The Issuer's share in the legal person's authorized capital: ***50 %***

Name: ***"Stavropolskaya Sotovaya Svyaz" Close Joint-Stock Company***
Location: ***10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia***
Postal address: ***7, Kominterna St., Stavropol, Stavropol Territory 355000 Russia***
The Issuer's share in the legal person's authorized capital: ***50 %***

Name: ***"Volgograd-GSM" Close Joint Stock Company***
Location: ***9, Mira St., Volgograd 400 131, Russian Federation***
Postal address: ***21, Kommunisticheskaya St., Volgograd-66 400131***
The Issuer's share in the legal person's authorized capital: ***50 %***

Name: ***"TeleRoss-Kubanelectrosvyaz " Close Joint-Stock Company***
Location: ***110/1, Ayvazovskogo Str.,Krasnodar***
Postal address: ***110/1, Ayvazovskogo Str.,Krasnodar 350040***
The Issuer's share in the legal person's authorized capital: ***50 %***

Name: ***"Volgograd-Mobile" Close Joint-Stock Company***
Location: ***13a, Nevskaya Str., Volgograd***
Postal address: ***13a, Nevskaya Str., Volgograd***
The Issuer's share in the legal person's authorized capital: ***50 %***

Name: ***"TeleRoss-Volgograd" Close Joint-Stock Company***
Location: ***16, Mira Str., Volgograd 400 131***
Postal address: ***Room 101, 88, Lenin Str., Volgograd 400005***
The Issuer's share in the legal person's authorized capital: ***50 %***

Name: ***"ZanElCom" Close Joint-Stock Company***
Location: ***7/2, Novolesnaya Str., Moscow 103055 Russia***
Postal address: ***7/2, Novolesnaya Str., Moscow 103055 Russia***
The Issuer's share in the legal person's authorized capital: ***45 %***

Name: *"Mobilcom" Close Joint-Stock Company*
Location: *14, M. Gorky Str., Vladikavkaz RSO-A*
Postal address: *16, Tamaeva Str., Vladikavkaz RSO-A 362040*
The Issuer's share in the legal person's authorized capital: *35 %*

Name: *"Sotovaya svyaz-Alania" Close Joint-Stock Company*
Location: *14, M. Gorky Str., Vladikavkaz RSO-A*
Postal address: *14, M. Gorky Str., Vladikavkaz RSO-A 362040*
The Issuer's share in the legal person's authorized capital: *30 %*

Name: *"Stavropolskoe Kommercheskoe Efirnoe Televidenie" Open Joint-Stock Company*
Location: *4, Tukhachevskogo Str., Stavropol, Stavropol Territory, 355035 Russia*
Postal address: *406, Lenin Str., Stavropol, Stavropol Territory, 355035 Russia*
The Issuer's share in the legal person's authorized capital: *26.82 %*

Name: *"Yug-Giprosvyaz" Limited Company*
Location: *67, Gagarin Str.,Krasnodar 350062*
Postal address: *67, Gagarin Str.,Krasnodar 350062*
The Issuer's share in the legal person's authorized capital: *24 %*

Name: *"Telekinokompania IR" Close Joint-Stock Company*
Location: *2-a, Osetinskaya gorka Str., Vladikavkaz RSO-A*
Postal address: *2-a, Osetinskaya gorka Str., Vladikavkaz RSO-A 362007*
The Issuer's share in the legal person's authorized capital: *23.5 %*

Name: *"Karachaevo-CherkesskTeleSot" Close Joint-Stock Company*
Location: *17, Soyuzny per., Cherkessk, 369000*
Postal address: *17, Soyuzny per., Cherkessk, 369000*
The Issuer's share in the legal person's authorized capital: *20 %*

Name: *"Kabardino-Balkarskiy GSM" Close Joint-Stock Company*
Location: *79, Pushkin Str., Nalchik, 360051*
Postal address: *79, Pushkin Str., Nalchik, 360051*
The Issuer's share in the legal person's authorized capital: *20 %*

Name: *"Rostelegraph" Close Joint-Stock Company*
Location: *7, Tverskaya Str., Moscow 103375*
Postal address: *7, Tverskaya Str., Moscow 103375*
The Issuer's share in the legal person's authorized capital: *15.68 %*

Name: *" Krasnodarbank " Commercial Joint-Stock Bank*
Location: *Krasnodar*
Postal address:*70, Karasunskaya St., Krasnodar 350 000*
The Issuer's share in the legal person's authorized capital: *13,5 %*

Name: *"Startcom" Close Joint-Stock Company*

Location: *6, 2nd Spasonalikovski per., Moscow-49 117909*
Postal address: ***building 2, 26, Zoologicheskaya Str., Moscow 123056***
The Issuer's share in the legal person's authorized capital: ***11.1%***

Name: ***"StavTeleSot" Close Joint-Stock Company***
Location: ***10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia***
Postal address: ***98, Karl Marx Pr., Stavropol, Stavropol Territory 355035 Russia***
The Issuer's share in the legal person's authorized capital: ***10 %***

Name: ***"Astrakhan Page" Limited Company***
Location: ***16, Trusova Str., Astrakhan 414000***
Postal address: ***16, Trusova Str., Astrakhan 414000***
The Issuer's share in the legal person's authorized capital: ***10 %***

Name: ***"TRANK" Close Joint-Stock Company***
Location: ***3, Studencheskaya Str., Astrakhan 414 004***
Postal address: ***6/6, Savushkina Str., Astrakhan 414 056***
The Issuer's share in the legal person's authorized capital: ***10 %***

Name: ***" Nalchikskaya sotovaya set " Closed Joint Stock Company***
Location: ***14, Shogentsukova Str., Nalchik 360051***
Mailing address: ***14, Shogentsukova Str., Nalchik 360051***
The issuer's share in the legal person's authorized capital: ***6 %***

**25. Stockholding in the issuer's authorized capital of all legal persons and their officials, where the issuer's share accounts for more than 5% of the authorized capital:**

25.1. Name: ***Close Joint-Stock Company "Yugsvyazstroy"***
Location: ***110/1, Ayvazovskogo St., Krasnodar***
Postal address: ***110/1, Ayvazovskogo St., Krasnodar 350040***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.9.1. ***Shchennikov Maxim Gennadyevich***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.9.2. ***Valeri Ivanovich Kurenoy***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.9.3. ***Olga Vladimirovna Serbina***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,00007%***

25.9.4. ***Nikolay Vasiljevich Sergienko***
Function: ***Member of the Board of Directors***

Share in the Issuer's charter capital: ***0,031%***

25.9.5. ***Stanislav Leonidovich Novokovski***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,15%***

25.2. Name: ***"Armavir Communication Facilities Plant" Close Joint-Stock Company-Branch Establishment***
Location: ***1a, Urupskaya St., Armavir, Krasnodar Region***
Postal address: ***1a, Urupskaya St., Armavir, Krasnodar Region***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.2.1. ***Vladimir Yaroslavovich Stasyuk***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.2.2. ***Vasili Grigoryevich Kusjkov***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,13463%***

25.2.3. ***Mikhail Georgievich Baryshnikov***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,00006%***

25.2.4. ***Nikolay Nikolaevich Mikhaylichenko***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,00004%***

25.2.5. ***Vitali Ivanovich Kondratyev***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,01755%***

25.3. Name: ***Close Joint-Stock Company "Health-care complex "Orbita"***
Location: ***Olginka, Tuapse District, Krasnodar Territory***
Postal address: ***Olginka, Tuapse district, Krasnodar Region, 352840***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.3.1. ***Lyudmila Borisovna Sotnikova***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,008%***

25.3.2. ***Zakhar Kevorkovich Avedisyan***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,23%***

25.3.3. ***Julia Yuryevna Lezhnina***

Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.3.4. ***Lyudmila Ivanovna Sidorova***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.3.5. ***Victor Saveljevich Chaban***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,0142%***

25.4. Name: ***Close Joint-Stock Company "Center of material and technical supplies"***
Location: ***5/2, Vishnyakovoy St., Krasnodar***
Postal address: ***5/2, Vishnyakovoy St., Krasnodar, 350 001***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.4.1. ***Nikolay Vladimirovich Martynenko***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,0004%***

25.4.2. ***Vasili Dmitrievich Voronov***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,179%***

25.4.3. ***Mariya Ivanovna Golubykh***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.4.4. ***Alexander Borisovich Shilin***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,00007%***

25.4.5. ***Alexander Georguievich Sokolchik***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,0036%***

25.5. Name: ***Close Joint-Stock Company "Avtocenter-Yug"***
Location: ***48, Myskhakskoye Shosse, Novorossiysk***
Postal address: ***48, Myskhakskoye Shosse, Novorossiysk, Krasnodar Region***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.5.1. ***Sergey Victorovich Salomatin***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.5.2. ***Eduard Semyonovich Ilyushin***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,1989%***

25.5.3. ***Sergey Sergeevich Lychak***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0 %***

25.5.4. ***Valeri Mikhailovich Orlov***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0,015%***

25.5.5. ***Eduard Yakovlevich Groysman***
Function: ***Member of the Board of Directors***
Share in the Issuer's charter capital: ***0%***

25.6 Name: ***"Factorial-99" Limited company***
Location: ***47, Bratski per., Rostov-on-Don 344082***
Postal address: ***47, Bratski per., Rostov-on-Don 344082***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***0.00005 %***

25.7 Name: ***"Interelectrosvyaz" Close Joint Stock Company***
Location: ***5, 19 Partsyezda St., Vozhski, Volgograd Region***
Postal address: ***5, 19 Partsyezda St., Volzhski, Volgograd Region***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:
25.7.1. ***Balandin Yevgeni Mikhailovich***
Function: ***Personal executive organ***
Share in the Issuer's charter capital: ***0,0009%***

25.8 Name: ***"Intmashservice" Limited Company***
Location: ***8, Golubinskaya St., Volgograd 400131***
Postal address: ***121, Zhukova St., Volgograd 400048***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:
25.8.1. ***Gennagy Dmitrievich Diyanov***
Function: ***Personal executive organ***
Share in the Issuer's charter capital: ***0,0004%***

25.9 Name: ***Limited Company "UTK-Finance"***
Location: ***66, Karasunskaya St., Krasnodar 350000***
Postal address: ***66, Karasunskaya St., Krasnodar 350000***
The Issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the Issuer's authorized capital: ***none***

25.10 Name: *"Private security agency "Zashchita-S" Close Joint Stock Company*
Location: *47/1, Sovetskaya St., Volgograd 400005*
Postal address: *9, Mira St., Volgograd 400131*
The Issuer's share in the legal person's authorized capital: *100 %*
This person's share in the Issuer's authorized capital: *none*

25.10.1. *Viktor Vasilyevich Nikiforov*
Function: *Personal executive organ*
Share in the Issuer's charter capital: *0,00005%*

25.11 Name: *"Telesot-Alania" Close Joint Stock Company*
Location: *6, Gugkaeva St., Vladikavkaz RSO-A*
Postal address: *6, Gugkaeva St., Vladikavkaz RSO-A 362035*
The Issuer's share in the legal person's authorized capital: *52.5 %*
This person's share in the Issuer's authorized capital: *none*
Officials:

25.11.1. *Kozhiev Taimuraz Beshtauovich*
Function: *Personal executive organ*
Share in the Issuer's charter capital: *0.0084%*

25.11.2. *Gasrataliev Ibadulla Gasratalievich*
Function: *Member of the Board of Directors (supervisory board)*
Share in the Issuer's charter capital: *0,016%*

25.11.3. *Kiryachenko Ivan Kirillovich*
Function: *Member of the Board of Directors (supervisory board)*
Share in the Issuer's charter capital: *0,037%*

25.11.4. *Kozhiev Beshtau Kanamatovich*
Function: *Member of the Board of Directors (supervisory board)*
Share in the Issuer's charter capital: *0,22%*

25.11.5. *Korbanj Lyudmila Afanasievna*
Function: *Member of the Board of Directors (supervisory board)*
Share in the Issuer's charter capital: *0,02%*

25.12. Name: *"Stavtelecom named after V.I. Kuzminov" Close Joint Stock Company*
Location: *10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia*
Postal address: *23, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355000 Russia*
The Issuer's share in the legal person's authorized capital: *51 %*
This person's share in the Issuer's authorized capital: *none*
Officials:

25.12.1. *Samoylenko Svetlana Vladimirovna*
Function: *Member of the Board of Directors (supervisory board)*
Share in the Issuer's charter capital: *0.0005%*

25.12.2. *Tolmachova Natalia Alekseevna*

Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,00007%***

25.12.3. ***Zemtsev Alexander Vladimirovich***
Function: ***Personal executive organ***
Share in the Issuer's charter capital: ***0,002%***

25.13 Name: ***"Astrakhan-Mobile" Close Joint-Stock Company***
Location: ***3, Studencheskaya Str., Astrakhan 414 004***
Postal address: ***37, J. Reed Str., Astrakhan 414 004***
The Issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:
25.13.1. ***Prachkin Alexey Petrovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.13%***

25.13.2. ***Nikitin Sergey Ivanovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.059%***

25.14 Name: ***"Volgograd-GSM" Close Joint Stock Company***
Location: ***9, Mira St., Volgograd 400 131, Russian Federation***
Postal address: ***21, Kommunisticheskaya St., Volgograd-66***
The Issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the Issuer's authorized capital: ***0.015%***
Officials:
25.14.1. ***Izyurjev Leonid Mikhailovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,0019%***

25.15. Name: ***Close Joint-Stock Company "TeleRossKubanelectrosvyaza"***
Location: ***110/1,Aivazovskogo St., Krasnodar***
Postal address: ***110/1,Aivazovskogo St., Krasnodar, 350 040***
The Issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:
25.15.1. ***Vladimir Lukich Gorbachev***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,0891%***

25.15.2. ***Ivan Fyodorovich Ignatenko***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,0346%***

25.15.3. ***Alexander Petrovich Shipulin***
Function: ***Member of the Board of Directors (supervisory board)***

Share in the Issuer's charter capital: *0,0357%*

25.15.4. ***Alexander Georgievich Kudryavtsev***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.15.5. ***Daniel Horemans***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25 16 Name: ***"TeleRoss-Volgograd" Close Joint-Stock Company***
Location: ***16, Mira Str., Volgograd 400 131***
Postal address: ***Room 101, 88, Lenin Str., Volgograd 400005***
The Issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:
25.16.1. ***Malyarenko Arthur Nikolaevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,001%***

25.16.2. ***Dunyushkin Alexander Alexandrovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,02%***

25.17 Name: ***"Stavropolskaya Sotovaya Svyaz" Close Joint-Stock Company***
Location: ***10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia***
Postal address: ***7, Kominterna St., Stavropol, Stavropol Territory 355000 Russia***
The Issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:
25.17.1. ***Pshenichnaya Lyudmila Ivanovna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,0038%***

25.17.2. ***Zavyazkin Roman Alekseevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,000008%***

25.18 Name: ***"Volgograd-Mobile" Close Joint Stock Company***
Location: ***13a, Nevskaya St., Volgograd***
Postal address: ***13a, Nevskaya St., Volgograd***
The Issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:
25.18.1. ***Izyurjev Leonid Mikhailovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,0019%***

25\. 19 Name: *"ZanElCom" Close Joint-Stock Company*
Location: *7/2, Novolesnaya Str., Moscow 103055 Russia*
Postal address: *7/2, Novolesnaya Str., Moscow 103055 Russia*
The Issuer's share in the legal person's authorized capital: ***45 %***
This person's share in the Issuer's authorized capital: ***none***

25.20 Name: *"Mobilcom" Close Joint-Stock Company*
Location: ***14, M. Gorky Str., Vladikavkaz RSO-A***
Postal address: ***16, Tamaeva Str., Vladikavkaz RSO-A 362040***
The Issuer's share in the legal person's authorized capital: ***35 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.20.1. ***Kolesnik Alexander Mikhailovich***
Function: ***Personal executive organ***
Share in the Issuer's charter capital: ***0,0078%***

25.20.2. ***Dzakhoev Alan Yurjevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,0004%***

25.20.3. ***Kiryachenko Igor Ivanovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,0061%***

25.20.4. ***Kolesnik Alexander Mikhailovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,0078%***

25.21 Name: ***"Sotovaya svyaz-Alania" Close Joint-Stock Company***
Location: ***14, M. Gorky Str., Vladikavkaz RSO-A***
Postal address: ***14, M. Gorky Str., Vladikavkaz RSO-A 362040***
The Issuer's share in the legal person's authorized capital: ***30 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.21.1. ***Kozhiev Alan Beshtauovich***
Function: ***Personal executive organ***
Share in the Issuer's charter capital: ***0.012%***

25.21.2. ***Korbanj Lyudmila Afanasievna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,02%***

25.22 Name: ***"Stavropolskoe Kommercheskoe Efirnoe Televidenie" Open Joint-Stock Company***
Location: ***4, Tukhachevskogo Str., Stavropol, Stavropol Territory, 355035 Russia***
Postal address: ***406, Lenin Str., Stavropol, Stavropol Territory, 355035 Russia***
The Issuer's share in the legal person's authorized capital: ***26.82 %***

This person's share in the Issuer's authorized capital: ***none***
Officials:

25.22.1. ***Buyanova Valentina Petrovna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.00005%***

25.22.2. ***Streljnikov Vladimir Ivanovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0,00025%***

25.23 Name: ***"Yug-Giprosvyaz" Limited Company***
Location: ***67, Gagarin Str.,Krasnodar 350062***
Postal address: ***67, Gagarin Str.,Krasnodar 350062***
The Issuer's share in the legal person's authorized capital: ***24 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.23.1. ***Serbina Olga Vladimirovna***
Function: ***Personal executive organ***
Share in the Issuer's charter capital: ***0.00003%***

25.24 Name: ***"Telekinokompania IR" Close Joint-Stock Company***
Location: ***2-a, Osetinskaya gorka Str., Vladikavkaz RSO-A***
Postal address: ***2-a, Osetinskaya gorka Str., Vladikavkaz RSO-A 362007***
The Issuer's share in the legal person's authorized capital: ***23.5 %***
This person's share in the Issuer's authorized capital: ***none***

25.25 Name: ***"Karachaevo-CherkesskTeleSot" Close Joint-Stock Company***
Location: ***17, Soyuzny per., Cherkessk, 369000***
Postal address: ***17, Soyuzny per., Cherkessk, 369000***
The Issuer's share in the legal person's authorized capital: ***20 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.25.1. ***Karetin Vadim Grigoryevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.027%***

25.25.2. ***Akbashev Alexander Ayubovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.00018%***

25.25.3. ***Butko Alexander Semyonovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.0048%***

25.25.4. ***Ostroukhov Nikolay Vasiljevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.0031%***

25.26 Name: ***"Kabardino-Balkarskiy GSM" Close Joint-Stock Company***
Location: ***79, Pushkin Str., Nalchik, 360051***
Postal address: ***79, Pushkin Str., Nalchik, 360051***
The Issuer's share in the legal person's authorized capital: ***20 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.26.1. ***Shukhostanov Amdulkhamid Kistuevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

25.26.2. ***Tanashev Ruslan Sultanovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.002%***

25.27 Name: ***"Rostelegraph" Close Joint-Stock Company***
Location: ***7, Tverskaya Str., Moscow 103375***
Postal address: ***7, Tverskaya Str., Moscow 103375***
The Issuer's share in the legal person's authorized capital: ***15.68 %***
This person's share in the Issuer's authorized capital: ***none***

25.28. Name: ***Joint-Stock Commercial Bank "Krasnodarbank"***
Location: ***70, Karasunskaya St., Krasnodar***
Postal address: ***70, Karasunskaya St., Krasnodar***
The Issuer's share in the legal person's legal capital: ***13,5 %***
This person's share in the Issuer's legal capital: ***none***

25 29 Name: ***"Startcom" Close Joint-Stock Company***
Location: ***6, 2nd Spasonalikovski per., Moscow-49 117909***
Postal address: ***building 2, 26, Zoologicheskaya Str., Moscow 123056***
The Issuer's share in the legal person's authorized capital: ***11.1%***
This person's share in the Issuer's legal capital: ***none***

25.30 Name: ***"StavTeleSot" Close Joint-Stock Company***
Location: ***10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia***
Postal address: ***98, Karl Marx Pr., Stavropol, Stavropol Territory 355035 Russia***
The Issuer's share in the legal person's authorized capital: ***10 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:

25.30.1. ***Roitblat Alexander Markovich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.015%***

25.30.2. ***Malova Antonida Mikhailovna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.00053%***

25.30.3. ***Karetin Vadim Grigorjevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.027%***

25.31 Name: ***"Astrakhan Page" Limited Company***
Location: ***16, Trusova Str., Astrakhan 414000***
Postal address: ***16, Trusova Str., Astrakhan 414000***
The Issuer's share in the legal person's authorized capital: ***10 %***
This person's share in the Issuer's legal capital: ***none***

25.32 Name: ***"TRANK" Close Joint-Stock Company***
Location: ***3, Studencheskaya Str., Astrakhan 414 004***
Postal address: ***6/6, Savushkina Str., Astrakhan 414 056***
The Issuer's share in the legal person's authorized capital: ***10 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:
25.32.1. ***Kononenko Iraida Pavlovna***
Function: ***Personal executive organ***
Share in the Issuer's charter capital: ***0.0094%***

25.32.2. ***Prachkina Lyudmila Vladimirovna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.0083%***

25.32.3. ***Nikitina Lyudmila Ivanovna***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0.016%***

25.33 Name: ***" Nalchikskaya sotovaya set " Closed Joint Stock Company***
Location: ***14, Shogentsukova Str., Nalchik 360051***
Mailing address: ***14, Shogentsukova Str., Nalchik 360051***
The issuer's share in the legal person's authorized capital: ***6 %***
This person's share in the Issuer's authorized capital: ***none***
Officials:
25.33.1. ***Shukhostanov Amdulkhamid Kistuevich***
Function: ***Member of the Board of Directors (supervisory board)***
Share in the Issuer's charter capital: ***0%***

**26. Other issuer's affiliated persons:**
26.1 Name: " ***Insurance company "Kostars"Closed Joimt Stock Company***
Location: ***room 33-08, 42/3, Lenunski pr., Moscow, 117119***
Postal address: ***15a, Kalanchevskaya St., Moscow, 107078***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.2 Name: ***Closed Joint Stock company "Joint Stock Commercial Innovation Bank of Telecommunications and Informatics Development "Pochtobank"***

Location: ***68, Lenin St., Perm, 614096***
Postal address: ***68, Lenin St., Perm, 614096***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.3 Name: ***Closed Joint Stock Company "Altel"***
Location: ***54-B, Lenin pr., Barnaul, 656099***
Postal address: ***54-B, Lenin pr., Barnaul, 656099***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.4 Name: ***Closed Joint Stock Company "BRIZ" Ltd.***
Location: ***17-1, Starokonyushenny per., Moscow, 121002***
Postal address: ***17-1, Starokonyushenny per., Moscow, 121002***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.5 Name: ***Closed Joint Stock Company "Bryanskie sotovye seti"***
Location: ***9, Karl Marx St., Bryansk, 241000***
Postal address: ***9, Karl Marx St., Bryansk, 241000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.6 Name: ***Closed Joint Stock Company "Westelcom"***
Location: ***26, Suschovski val., Moscow, 12701864***
Postal address: ***26, Suschovski val., Moscow, 127018***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.7 Name: ***Closed Joint Stock Company "VSNET"***
Location: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***
Postal address: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.8 Name: ***Closed Joint Stock Company " Dag.TV-inform"***
Location: ***3, Lenin pr., Makhachkala, 367012***
Postal address: ***3, Lenin pr., Makhachkala, 367012***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.9 Name: ***Closed Joint Stock Company " Dagestanskaya sotovaya svyaz"***
Location: ***3, Lenin pr., Makhachkala, 367012***
Postal address: ***7, Oscara St., Makhachkala, 367012***
The Issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the Issuer's authorized capital: ***none***

26.10 Name: ***Closed Joint Stock Company " Yeniseitelecom"***
Location: ***102, Mira pr., Krasnoyarsk-17, 660017***
Postal address: ***102, Mira pr., Krasnoyarsk-17, 660017***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.11 Name: ***Closed Joint Stock Company " Engineering center"***
Location: ***16, Kazakova St., Moscow, 103064***
Postal address: ***16, Kazakova St., Moscow, 103064***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.12 Name: ***Closed Joint Stock Company " Kaluzhskaya sotovaya svyaz"***
Location: ***38, Teatralnaya St., Kaluga, 248600***
Postal address: ***85/2, Nikitina St., Kaluga, 248003***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.13 Name: ***Closed Joint Stock Company "Kurganski Sotovy Telefon"***
Location: ***13, Sverdlov St., Kurgan, 640003 RF***
Postal address: ***13, Sverdlov St., Kurgan, 640003 RF***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.14 Name: ***" Lakhdenpokhski telefon" Closed Joint Stock Company***
Location: ***26, Lenin St., Lakhdenpokhya, Karelia Republic, 186730***
Postal address: ***2b, Zakhodskogo St., Lakhdenpokhya, Karelia Republic, 186730***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.15 Name: ***"Nizhegorodskaya Sotovaya Svyaz" Closed Joint Stock Company***
Location: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
Postal address: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.16 Name: ***"Nizhegorodski Radiotelefon" Closed Joint Stock Company***
Location: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
Postal address: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.17 Name: ***" Novgorod Deitacom" Closed Joint Stock Company***
Location: ***22, Industrialnaya St., Pankovka, Velikiy Novgorod***
Postal address: ***20, Mikhaylova St.,Velikiy Novgorod, 173000***

The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.18 Name: " ***Novocom"Closed Joint Stock Company***
Location: ***12, Lenin St., Novosibirsk-99***
Postal address: ***12, Lenin St., Novosibirsk-99***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.19 Name: " ***Altayskaya investment company " ALTINCOM"Closed Joint Stock Company***
Location: ***96, Paparanintsev St., Barnaul, 656049***
Postal address: ***96, Paparanintsev St., Barnaul, 656049***
The Issuer's share in the affiliated person's authorized capital: ***none***

26.20 Name: " ***Baikalvestcom"Closed Joint Stock Company***
Location: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
Postal address: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.21 Name: " ***Vladimir Teleservice"Closed Joint Stock Company***
Location: ***20, Gorokhovaya St., Vladimir, 600017***
Postal address: ***20, Gorokhovaya St., Vladimir, 600017***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.22 Name: " ***Vologodskaya sotovaya svyaz"Closed Joint Stock Company***
Location: ***109, Zosimovskaya St., Vologda, 160009***
Postal address: ***109, Zosimovskaya St., Vologda, 160009***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.23 Name: " ***Globalstar Cosmicheskie Telecommunications"(Globaltel)CJSC***
Location: ***25/2, Dubovaya Roscha St., Moscow, 127427***
Postal address: 5, ***3/25, Sytinski per., Moscow, 103104***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.24 Name: " ***Yermak RMS" Closed Joint Stock Company***
Location: ***3, Kominterna St., Khanty-Mansiysk, 626200***
Postal address: ***3, Kominterna St., Khanty-Mansiysk, 626200***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.25 Name: " ***Infinvest"Closed Joint Stock Company***
Location: ***68, Lenin Str., Perm, 614096***
Postal address: ***32, Gagarin bulvar., Perm, 614000***

The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.26 Name: " ***Istok i C"Closed Joint Stock Company***
Location: ***23, Geroev St., Balakovo, Saratov region, 423800***
Postal address: ***23, Geroev St., Balakovo, Saratov region, 423800***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.27 Name: " ***Kedr RMS"Closed Joint Stock Company***
Location: ***61, Sovetski pr., Kemerovo, 650099***
Postal address: ***61, Sovetski pr., Kemerovo, 650099***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.28 Name: " ***Mobile Telecommunications" Closed Joint Stock Company***
Location: ***55/2, Plyuschikha St., Moscow, 119121***
Postal address: ***22, Marksistskaya St., Moscow, 109147***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.29 Name: " ***Narodny Telephone Saratov"Closed Joint Stock Company***
Location: ***40, Kiseleva St., Saratov, 410600***
Postal address: ***40, Kiseleva St., Saratov, 410600***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.30 Name: " ***Novosibirskaya Sotovaya Svyaz-450"Closed Joint Stock Company***
Location: ***30, Kamenskaya St., Novosibirsk, 630099***
Postal address: ***30, Kamenskaya St., Novosibirsk, 630099***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.31 Name: " ***Orenburg GSM" Closed Joint Stock Company***
Location: ***11, Volodarskogo St., Orenburg, Russia, 460000***
Postal address: ***mail box 2153, Orenburg, Russia, 460052***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.32 Name: "***Primtelefon" Closed Joint Stock Company***
Location: ***24, Okeanski prospekt, Vladivostok, 690000***
Postal address: : ***24, Okeanski prospekt, Vladivostok, 690000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.33 Name: "***Pulse Radio Yoshkar-Ola" Closed Joint Stock Company***
Location: ***138, Sovetskaya St., Yoshkar-Ola***

Postal address: : ***138, Sovetskaya St., Yoshkar-Ola***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.34 Name: " ***ROSPAK" Closed Joint Stock Company***
Location: ***2a, Bryusov per., Moscow, 103009***
Postal address: ***2a, Bryusov per., Moscow, 103009***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.35 Name: " ***Rostelecomport" Closed Joint Stock Company***
Location: ***22, Oktyabrskaya St., Kingisesht,188450***
Postal address: ***22, Oktyabrskaya St., Kingisesht,188450***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.36 Name: " ***RTK-I" Closed Joint Stock Company***
Location: ***5, Delegatskaya St., Moscow, 103091***
Postal address: ***15a, Kalancheevskaya St., Moscow, 107078***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.37 Name: " ***RTK-Center"Closed Joint Stock Company***
Location: ***15a, Kalancheevskaya St., Moscow, 107078***
Postal address: ***15a, Kalancheevskaya St., Moscow, 107078***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.38 Name: " ***RusLizingSvyaz" Closed Joint Stock Company***
Location: ***6, 2-d Spasonalivkovski per., Moscow, 117 909***
Postal address: ***6, 2-d Spasonalivkovski per., Moscow, 117 909***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.39 Name: ***"Saint Petersburg Center of Telecommunications" Closed Joint Stock Company***
Location: ***30/31, 3-d Line, Vasilyevski ostrov, St.Petersburg, 199053***
Postal address: ***30/31, 3-d Line, Vasilyevski ostrov, St.Petersburg, 199053***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.40 Name: ***Closed Joint Stock Company "Saratov-Mobile"***
Location: ***88/40, Chernyshevskogo Str.,Saratov, 410004***
Postal address: ***88/40, Chernyshevskogo Str.,Saratov, 410004***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.41 Name: " ***Svyazinformkomplekt" Closed Joint Stock Company***

Location: ***4A, Darvin St., Chelyabinsk, 454087***
Postal address: ***4A, Darvin St., Chelyabinsk, 454087***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.42 Name: " ***Svyazproject" Closed Joint Stock Company***
Location: ***29/2, Narodnogo Opolchenia St., Moscow, 123154***
Postal address: ***29/2, Narodnogo Opolchenia St., Moscow, 123824***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.43 Name: " ***Sibirskie Sotovye Sistemy-900"Closed Joint Stock Company***
Location: ***Room 571, 31,2-nd Soyuza Molodyozhy St., Novosibirsk, 630082***
Postal address: ***Room 571, 31,2-nd Soyuza Molodyozhy St., Novosibirsk, 630082***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.44 Name: " ***Sotovaya svyaz Birobidzhana"Closed Joint Stock Company***
Location: ***16, Prospect 60-letia SSSR, Birobidzhan, 692200***
Postal address: ***16, Prospect 60-letia SSSR, Birobidzhan, 692200***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.45 Name: " ***Sotovaya svyaz Mordovii"Closed Joint Stock Company***
Location: ***13, Bolshevistskaya St., Saransk, Mordovia Republic, Russia***
Postal address: ***13, Bolshevistskaya St., Saransk, Russia***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.46 Name: " ***Telebarents"Closed Joint Stock Company***
Location: ***37, Parkovaya St., Petrozavodsk, 185014***
Postal address: ***37, Parkovaya St., Petrozavodsk, 185014***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.47 Name: " ***Teleross-Vladivostok" Closed Joint Stock Company***
Location: ***36,Praporschika Komarova St.,Vladivostok, 690000***
Postal address: ***36,Praporschika Komarova St.,Vladivostok, 690000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.48 Name: " ***TeleRoss-Voronezh" Closed Joint Stock Company***
Location: ***35, Revolutsii Prospect,Voronezh, 394000***
Postal address: ***35, Revolutsii Prospect,Voronezh, 394000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.49 Name: " ***TeleRoss-Novosibirsk" Closed Joint Stock Company***
Location: ***5,Lenin St.,Novosibirsk, 930099***
Postal address: ***5,Lenin St.,Novosibirsk, 930099***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.50 Name: " ***TeleRoss-Tyumen" Closed Joint Stock Company***
Location: ***61, Respubliki St.,Tyumen, 625000***
Postal address: ***61, Respubliki St.,Tyumen, 625000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.51Name: ***"TyumenRuscom" Closed Joint Stock Company***
Location: ***56, Malygina St.,Tyumen, 625048***
Postal address: ***56, Malygina St.,Tyumen, 625048***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.52 Name: " ***Ulyanovsk-GSM"Closed Joint Stock Company***
Location: ***60, L.Tolstogo St., Ulyanovsk, 432601***
Postal address: ***41, Krasnoarmeyskaya St., Ulyanovsk, 432063***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.53 Name: " ***Usolski telephone"Closed Joint Stock Company***
Location: ***69, Mendeleeva St., Usolye-Sibirskoe, Irkutsk region, 665470***
Postal address: ***69, Mendeleeva St., Usolye-Sibirskoe, Irkutsk region, 665470***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.54 Name: " ***Firm "Permtelecom"Closed Joint Stock Company***
Location: ***45, Podlesnaya St., Perm, 614066***
Postal address: ***45, Podlesnaya St., Perm, 614066***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.55 Name: " ***FK-svyaz" Closed Joint Stock Company***
Location: ***14, Volgogradski pr., Moscow, 109316***
Postal address: ***14, Volgogradski pr., Moscow, 109316***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.56 Name: ***"Center vnedrenia specializirovannyh system"Closed Joint Stock Company***
Location: ***161, Kirova St., Chelyabinsk, 454005***
Postal address: ***161, Kirova St., Chelyabinsk, 454005***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.57 Name: ***"Digital Telecommunications" Closed Joint Stock Company***
Location: ***20a, Gagarin St., Cheboksary, 428000***
Postal address: ***20a, Gagarin St., Cheboksary, 428000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.58 Name: ***"Chery- Page" Closed Joint Stock Company***
Location: ***83, K.Ivanov St., Cheboksary, 428018***
Postal address: ***83, K.Ivanov St., Cheboksary, 428018***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.59 Name: " ***Yuzhno-Sibirskaya Sotovaya svyaz"Closed Joint Stock Company***
Location: ***13, Severo-Zapadnaya St., Barnaul***
Postal address: ***13, Severo-Zapadnaya St., Barnaul***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.60 Name: " ***United Telecom Ural"Closed Joint Stock Company***
Location: ***9, 25 Let Oktyabrya St., Perm, 614000***
Postal address: ***9, 25 Let Oktyabrya St., Perm, 614000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.61 Name: " ***Russki acceptny bank" Commercial Bank***
Location: ***15a, Kalancheevskaya St., Moscow, 107078***
Postal address: ***15a, Kalancheevskaya St., Moscow, 107078***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.62 Name: " ***Region-Svyaz" Non-state superannuation fund***
Location: ***278, Pushkinskaya St., Izhevsk, 426008***
Postal address: ***278, Pushkinskaya St., Izhevsk, 426008***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.63 Name: " ***Svyazist" Non-state superannuation fund***
Location: ***10, Tsvillinga St., Chelyabinsk, 454000***
Postal address: ***10, Tsvillinga St., Chelyabinsk, 454000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.64 Name: " ***Perminform" Limited Company***
Location: ***2, Krupskoy St., Perm, 614060***
Postal address: ***2, Krupskoy St., Perm, 614060***
The Issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the Issuer's authorized capital: ***none***

26.65 Name: " ***AMT" Limited Company***
Location: ***14, Sinopskaya nab., Saint-Petersburg***
Postal address: ***3-5, B. Morskaya St., Saint-Petersburg, 191186***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.66 Name: " ***Bona" Limited Company***
Location: ***45, Troitsky pr., Arkhangelsk, 163061, Russia***
Postal address: ***45, Troitsky pr., Arkhangelsk, 163061, Russia***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.67 Name: " ***VladPage"Limited Company***
Location: ***42, Gorkogo St., Vladimir, 600000***
Postal address: ***42, Gorkogo St., Vladimir, 600000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.68 Name: " ***Vladimirski taxofon" Limited Company***
Location: ***32"B", Stroiteley pr., Vladimir, 600014***
Postal address: ***32"B", Stroiteley pr., Vladimir, 600014***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.69 Name: " ***Vyatka page" Limited Company***
Location: ***1, Uralskaya St., Kirov***
Postal address: ***115, Oktyabrski pr., Kirov***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.70 Name: " ***Vyatskaya sotovaya svyaz" Limited Company***
Location: ***1, Uralskaya St., Kirov***
Postal address: ***1, Uralskaya St., Kirov***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.71 Name: " ***Informtek"Limited Company***
Location: ***7, Sokhanya St., Yalta, Crimea, Ukraine, 334200***
Postal address: : ***7, Sokhanya St., Yalta, Crimea, Ukraine, 334200***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.72 Name: " ***Kamalyaskcom" Limited Company***
Location: ***56, Leninskaya St.,Petropavlovsk-Kamchatski, 683000***
Postal address: ***56, Leninskaya St.,Petropavlovsk-Kamchatski, 683000***

The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.73 Name: " ***Mobil-Com" Limited Company***
Location: ***17, Mira St., Vladimir, 600017***
Postal address: ***17, Mira St., Vladimir, 600017***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.74 Name: " ***Pagetelecom"Limited Company***
Location: ***6, Stroiteley pr., Cherepovets, Vologda region, 162627***
Postal address: ***6, Stroiteley pr., Cherepovets, Vologda region, 162627***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.75 Name: " ***Perm TV and Radio Company "Ural Inform TV" Limited Company***
Location: ***2, Krupskoy St., Perm, 614060***
Postal address: ***2, Krupskoy St., Perm, 614060***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.76 Name: " ***Policomp"Limited Company***
Location: ***24, B.Morskaya St., Saint-Petersburg, 191186***
Postal address: ***20, B.Morskaya St., Saint-Petersburg, 191186***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.77 Name: " ***Radio-Rezonans" Limited Company***
Location: ***8, Okski syezd, N.Novgorod, 603022***
Postal address: ***8, Okski syezd, N.Novgorod, 603022***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.78 Name: " ***Sevtelecom"Limited Company***
Location: ***27, Leningradskaya St., Murmansk, 183038***
Postal address: ***27, Leningradskaya St., Murmansk, 183038***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.79 Name: " ***Telecom-Stroy"Limited Company***
Location: ***92, Parizhskoy Komunny St., Ivanovo, 153017, Russian Federation***
Postal address: ***6, 2-nd Minski per., Ivanovo, 153017, Russian Federation***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.80 Name: " ***Telecom-Terminal"Limited Company***
Location: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***

Postal address: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.81 Name: " ***Tomsktelecom-Nicola Tesla"Limited Company***
Location: ***21, Krylova St., Tomsk, Russia 634050***
Postal address: ***1, Makrushina St., Tomsk, Russia 634040***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.82 Name: " ***Torgovy dom "Electrosvyaz"Limited Company***
Location: ***107, Lenin St., Chita, 672076***
Postal address: ***107, Lenin St., Chita, 672076***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.83 Name: " ***Torgsvyaz"Limited Company***
Location: ***129/a, Lenin St., Kirov***
Postal address: ***129/a, Lenin St., Kirov***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.84 Name: " ***Tyumentelecom-Invest" Limited Company***
Location: ***56, Respubliki St., Tyumen, Russia, 625000***
Postal address: ***56, Respubliki St., Tyumen, Russia, 625000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.85 Name: " ***Udmurtskie sotovye seti-450"Limited Company***
Location: ***206, Pushkinskaya St., Izhevsk, 426034***
Postal address: ***206, Pushkinskaya St., Izhevsk, 426034***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.86 Name: " ***Centrum" Limited Company***
Location: ***22, Antikaynena St., Petrozavodsk, 185000***
Postal address: ***22, Antikaynena St., Petrozavodsk, 185000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.87 Name: " ***Izhcom" Russian-American JV Limited Company***
Location: ***206, Karl Marx St., Izhevsk, 426057***
Postal address: ***206, Karl Marx St., Izhevsk, 426057***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.88 Name: " ***Magalyascom" JV Limited Company***

Location: ***2-a, Lenin St., Magadan***
Postal address: ***2-a, Lenin St., Magadan***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.89 Name: " ***ROS" CHOP Limited Company***
Location: ***30, Dzerzhinskogo St., Penza, 440062***
Postal address: ***30, Dzerzhinskogo St., Penza, 440062***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.90 Name: " ***Rostelecom-bezopasnost" CHOP Limited Company***
Location: ***2/2, Deguninskaya St., Moscow, 127486***
Postal address: ***2/2, Deguninskaya St., Moscow, 127486***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.91 Name: " ***VolgaTelecom" Open Joint-Stock Company***
Location: ***Dom svyazi, Maxim Gorky Pl., Nizhniy Novgorod, 603 000***
Postal address: ***Dom svyazi, Maxim Gorky Pl., Nizhniy Novgorod, 603 000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.92 Name: " ***Giprosvyaz"Open Joint Stock Company***
Location: ***11, 3-d Khoroshevskaya St., Moscow, 123298***
Postal address: ***11, 3-d Khoroshevskaya St., Moscow, 123298***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.93 Name: " ***NGTS-Page' Open Joint Stock Company***
Location: ***15/3, Vystavochnaya St., Novosibirsk-78***
Postal address: ***22, Sibiryakov-Gvardeytsev St., Novosibirsk, 48***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.94 Name: " ***Rinet"Open Joint Stock Company***
Location: ***86, Kirova St., Novosibirsk, 630102***
Postal address: ***1, Trudovaya St., Novosibirsk 99, 630 102***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.95 Name: " ***Sibirtelecom" Open Joint Stock Company***
Location: ***5, Lenin St., Novosibirsk, 630099***
Postal address: ***5, Lenin St., Novosibirsk, 630099***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.96 Name: " *Stromgeomash"Open Joint Stock Company*
Location: ***35, promzona Lazurnaya, Tver, 170017***
Postal address: ***35, promzona Lazurnaya, Tver, 170017***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.97 Name: " *Uralsvyazinform"Open Joint Stock Company*
Location: ***68, Lenin St., Perm, 614096***
Postal address: ***68, Lenin St., Perm, 614096***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.98 Name: " *AK Mobiltelecom"Open Joint Stock Company*
Location: ***16-a, Sukhe-Bator St., Ulan-Ude, Buryatia Republic, 670000***
Postal address: ***42, Lenin St., Ulan-Ude, Buryatia Republic, 670000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.99 Name: " *Alternativnye tefonnye seti"Open Joint Stock Company*
Location: ***13-a, Moskovskaya St., Nazran, Ingushskaya Republic, 366720***
Postal address: ***22, Novotorzhskaya St., Tver, 170000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.100 Name: " *Dagsvyazinform"Open Joint Stock Company*
Location: ***3, Lenin Pl., Makhachkala, 367012***
Postal address: ***3, Lenin Pl., Makhachkala, 367012***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.101 Name: " *Dalnevostochnaya companiya electrosvyazi" Open Joint Stock Company*
Location: ***57, Svetlanskaya St., Vladivostok, 690600***
Postal address: ***57, Svetlanskaya St., Vladivostok, 690600***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.102 Name: *"Lensvyaz"Open Joint Stock Company*
Location: ***61, B.Morskaya St., St.Petersburg, 190000***
Postal address: ***61, B.Morskaya St., St.Petersburg, 190000***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.103 Name: " *North-West Telecom" Open Joint Stock Company*
Location: ***24, B.Morskaya St., Saint-Petersburg, 191186***
Postal address: ***24, B.Morskaya St., Saint-Petersburg, 191186***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.104 Name: *"Central Telecommunications Company"Open Joint Stock Company*
Location: *23,Proletarskaya Str.,Khimki, 141400*
Postal address: ***23,Proletarskaya Str.,Khimki, 141400***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.105 Name: *"Central Telegraph" Open Joint Stock Company*
Location: *7, Tverskaya St., Moscow, 103375*
Postal address: ***7, Tverskaya St., Moscow, 103375***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.106 Name: " ***Rostelecom" Open Joint Stock Company of Long-Distance and International Telecommunications***
Location: ***5, Delegatskaya St., Moscow, 103091***
Postal address: ***5, Delegatskaya St., Moscow, 103091***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.107 Name: " ***Kolatelecom"Closed Joint Stock Company JV***
Location: ***5, Samoilovoy St., Murmansk, 183038***
Postal address: ***5, Samoilovoy St., Murmansk, 183038***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.108 Name: " ***Teleport Ivanovo"(TPI) Limited Company***
Location: ***90, Tashkentskaya Str., Ivanovo, 153032, RF***
Postal address: ***90, Tashkentskaya Str., Ivanovo, 153032, RF***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

26.109 Name: " ***SCS-Sovintel" Limited Company JV***
Location: ***1-2, 6, Shlyuzovaya nab.,Moscow, 113114***
Postal address: ***1-2, 6, Shlyuzovaya nab.,Moscow, 113114***
The Issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the Issuer's authorized capital: ***none***

**27. The issuer's stockholding in the authorized capital of legal persons – affiliated persons.**
***See items 24, 25, 26.***

**28. Stockholding of the issuer's affiliated persons, their founders and officials in the issuer's authorized capital:**
***See items 24, 25, 26.***

**29. Owners of 5% and more of voting shares in the issuer's highest management organ.**

Name: *"Investitsionnaya Kompaniya Svyazi" (Svyazinvest) Open Joint Stock company*
Share: *50,69 %*

Name: *Closed Joint-Stock Company "Depositary and Clearing Company" (nominal holder)*
Share: *11.3 %*

Name: *"ING Bank (Euroasia)CJSC" CJSC (nominal holder)*
Share: *9.66 %*

**30. The issuer's participation in industrial, banking, financial groups, holdings, concerns and associations.**
*No participation*

**31. The issuer's branches and agencies.**

Name: *"Electrosvyaz of Adygeia Republic"*
Location: *22a, Zhukovskogo Str., Maykop, Adygeya Republic, 352700*
Postal address: *22a, Zhukovskogo Str., Maykop, Adygeya Republic, 352700*
Head: *Chinazirov Yanvar Khadzhimusovich*
Established: *8.01.2002*
Power of Attorney is valid till: *August 1, 2003*

Name: *"Svyazinform", Astrakhan Region"*
Location: *7/8, Teatraljny per.,Astrakhan, 414000*
Postal address: *7/8, Teatraljny per.,Astrakhan, 414000*
Head: *Prachkin Alexey Petrovich*
Established: *8.01.2002*
Power of Attorney is valid till: *August 1, 2003*

Name: *"Volgogradelectrosvyaz"*
Location: *9, Mira Str.,Volgograd, 400131*
Postal address: *9, Mira Str.,Volgograd, 400131*
Head: *Izyurjev Leonid Mikhailovich*
Established: *8.01.2002*
Power of Attorney is valid till: *August 1, 2003*

Name: *"KabBalktelecom"*
Location: *14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360000*
Postal address: *14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360000*
Head: *Shukhostanov Amdulkhamid Kistuevich*
Established: *8.01.2002*
Power of Attorney is valid till: *August 1, 2003*

Name: *"Electrosvyaz", Kalmykia Republic"*
Location: *255, Lenin Str., Elista, Kalmykia Republic, 358000*
Postal address: *255, Lenin Str., Elista, Kalmykia Republic, 358000*

Head: *Ufimov Vladimir Batorovich*
Established: *8.01.2002*
Power of Attorney is valid till: *August 1, 2003*

Name: *"Kubanelectrosvyaz"*
Location: *294, Golovatogo Str., Krasnodar,350000*
Postal address: *294, Golovatogo Str., Krasnodar,350000*
Head: *Ignatenko Ivan Fyodorovich*
Established: *13.02.2002*
Power of Attorney is valid till: *January 1, 2004*

Name: *"Karachaevo-Cherkesskelectrosvyaz"*
Location: *17, Soyuzny per., Cherkessk, Karachaevo-Cherkesian Republic, 357100*
Postal address: *17, Soyuzny per., Cherkessk, Karachaevo-Cherkesian Republic, 357100*
Head: *Butko Alexander Semyonovich*
Established: *8.01.2002*
Power of Attorney is valid till: *August 1, 2003*

Name: *"Rostovelectrosvyaz"*
Location: *47, Bratski per., Rostov-on-Don, 344082*
Postal address: *47, Bratski per., Rostov-on-Don, 344082*
Head: *Ukhov Valery Vasilyevich*
Established: *8.01.2002*
Power of Attorney is valid till: *August 1, 2003*

Name: *"Sevosetinelectrosvyaz"*
Location: *8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362040*
Postal address: *8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362040*
Head: *Kozhiev Beshtau Kanamatovich*
Established: *8.01.2002*
Power of Attorney is valid till: *August 1, 2003*

Name: *"Electrosvyaz ", Stavropol Territory"*
Location: *10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355035*
Postal address: *10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355035*
Head: *Roitblat Alexander Markovich*
Established: *8.01.2002*
Power of Attorney is valid till: *August 1, 2003*

Name: *"Yugtaxofon"*
Location: *12, Klubnaya St., Krasnodar, 350051*
Postal address:*12, Klubnaya St., Krasnodar, 350051*
Director: *Alexander Grigoryevich Sokolchik*
Established: *29.12.1997*
Power of Attorney is valid till: *31.12.2003*

Name: *Center of New Technologies*

Location: ***59, Krasnaya St., Krasnodar, 350000***
Postal address:***59, Krasnaya St., Krasnodar, 350000***
Director: ***Konstantin Vladlenovich Yunov***
Established: ***1.01.2000***
Power of Attorney is valid till: ***31.12.2003***

Name: ***Training and Production Center***
Location: ***1, Industrialnaya St., Krasnodar, 350007***
Postal address:***1, Industrialnaya St., Krasnodar, 350007***
Director: ***Yuri Nickolaevich Belov***
Established:***01.10.1997***
Power of Attorney is valid till: ***31.12.2003***

**32. The issuer's employees number:**
Average number of the issuer's employees on pay-roll including those , working at its branches and agencies, for the period under review: *41 221*

**33.Description of the issuer's basic activities.**
*DEVELOPMENT OF TELECOMMUNICATIONS*

***Till 1992 the sphere of Telecommunications was completely under the government control. Decree of the Government of the Russian Federation №1003 of December,22,1992 initiated its reorganization. That Decree provided for separation of the following services from the state communication enterprises before their privatization:***

- ***establishment on the basis of post-offices of state enterprises of the Federal Post Service not subject to privatization;***
- ***radio and television broadcasting centers not subject to privatization.***

***Other activities were concentrated in the regional communication enterprises reorganized into joint-stock companies with state-owned control packet of shares.***
***To join efforts of regional telecom operators, to attract additional investments into the development of telecom network and to observe its proportional development in accordance with the Decree of the President of the Russian Federation № 1289 of October,10,1994, Acts of the Government of the Russian Federation of November,25,1994, the Order of the State Property Committee of the Russian Federation № 1225-p of September,01,1995, the open joint-stock company "Investitsionnaya Kompania Svyazi"(OJSC"Svyazinvest") was established.***
***OJSC "Svyazinvest" charter capital was formed by consolidation of shares owned by the federal government in regional telecom operators. Size of these stakes constituted usually 38% of the charter capital or 51% of voting shares of 76 regional telecom operators, four operators of long-distance communication including OJSC "Rostelecom", four telegraph companies, one research institute and two leasing branch establishments.***
***Modern structure of OJSC "Svyazinvest" charter capital was formed in July 1997 when the results of auction for 25% plus one share of OJSC "Svyazinvest" were summed up. The company "Mustcom Limited won the auction for 25% of OJSC "Svyazinvest" for 1.875 billion dollars USA. Currently holding OJSC "Svyazinvest" has voting majority in 7 mega-regional telecom companies and controls national provider of long-distance and international Telecommunications OJSC 'Rostelecom" and OJSC "Giprosvyaz". The holding company's subsidiaries operate public***

*telephone networks which installed capacity is over 28.6 million telephone lines, they provide services for more than 90% of the country's population.*
*Strategic directions of Telecommunications development are:*

- *time-dependent tariffing of local outgoing calls;*
- *fundamental improvement of tariff policy;*
- *increase of technical level of public telephone networks.*

*In December 2000 Government of the Russian Federation approved the "Concept of Telecom Market Development in the Russian Federation" worked out by Ministry of Communication of RF providing for reorganization of Svyazinvest holding structure based on consolidation of regional telecom companies and improvement of corporate management system. This reorganization was completed in the 4th quarter of 2002. It is aimed at value increase of equity capital of regional telecom entity, improvement of "Svyazinvest" management control, reduction of costs including management overheads and at arrangement of conditions for investments in telecom sector development. On 31 October 2002 the following companies of the Southern Federal District were reorganized within the framework of the common Program on Reorganization through their merger into "UTK" PJSC :*
*"Volgogradelectrosvyaz"OJSC;*
*"KabBalktelecom" OJSC;*
*"Karachaevo-Cherkesskelectrosvyaz" OJSC;*
*"Svyazinform" OJSC, Astrakhan Region;*
*"Sevosetinelectrosvyaz" OJSC;*
*"Electrosvyaz of Adygeia Republic" OJSC;*
*"Electrosvyaz" OJSC, Kalmykia Republic;*
*"Rostovelectrosvyaz" OJSC;*
*"Electrosvyaz" OJSC, Stavropol Territory;*
*"UTK" PJSC (former "Kubanelectrosvyaz" PJSC).*

*One of the strategic directions of telecom sector development in the nearest future is radical improvement of tariff policy of the telecom companies. The key point here is to put an end to cross subsidizing of various telecom services. This improvement implies growth of local telephony tariffs to make local telephony profitable and to put an end to its subsidizing by long-distance and international telephony. Simultaneously long-distance and international telephony tariffs may be decreased. "Svyazinvest"PJSC works out new tariff policy together with Ministry of Telecommunications and Informatics of the Russian Federation and Ministry of Anti-Monopoly Policy of the Russian Federation.*

*Heavy capital investments will be continued to extend and modernize public telephone and data transmission networks of the united telecom companies in the Federal Districts aimed at liquidation of queues for installation of telephone sets and increase of level of network digitization.*

*Public Joint-stock company "Southern Telecommunications Company" was registered by the Decree of the Head of Krasnodar Administration №186-p of May,20,1994 as telecom operator providing telecom services in the Krasnodar Territory.*
*The Southern Federal District occupies a territory of 589.2 thousand square kilometers. 21.6 million people live here, the population density constitutes 36.7 persons per one square kilometer. The Southern Federal District has an enormous economic potential; powerful system of transport*

*corridors and structures of gas and oil export; the largest agro industrial complex in Russia; domination of enterprises of petrochemical, chemical, metal-working, coal, metal mining and woodworking industries; a lot of enterprises of light and food industries; main resorts of the country; active development of tourist business; ports.*

*"Southern Telecommunications Company" PJSC ("UTK" PJSC) is a natural monopoly in the sphere of telecommunications. "UTK" PJSC provides its users with local, long-distance and international telephone calls, document communication, data transmission and telematic services, wired radio, cellular and paging communications, lease of channels and other telecom services. The Company incorporates 13 branches including 10 regional branches.*

*Development strategy of the joint stock Company is aimed at increase of telecom services competitiveness and gain of profit. Priority directions are:*

- *meeting solvent demands for traditional services at the expense of increasing equipped number capacity and introducing time-dependent tariffing system (SPUS);*
- *creation of united regional accounting centers;*
- *creation and maintenance of Internet nodes, connection of regional data transmission networks to Internet node;*
- *introduction of intelligent network services;*
- *broadening range of services for corporate customers from big, medium-size and small business and for individual entrepreneurs;*
- *creating subdivisions which will sell services to main clients, equipping public call offices with means of presentation, selling services to corporate users, selective advertising.*

*KEY ACTIVITIES AND THEIR SHARE IN TOTAL VOLUME OF SALES*

*The Issuer's priority activity is rendering telecom services.*
*Their share in total revenues:*
*1999 – 87.0%*
*2000 – 87.9%*
*2001 – 95.4%*
*2002 – 96.66%*

*Key products (services) of "Southern Telecommunications Company" PJSC, providing more than 10% of sales proceeds are rendering services of local, long-distance and international telephony to residents and enterprises of the Krasnodar Territory.*

*Service: domestic and international long-distance telephony*
*Share in tariff income:*
*1999 – 60.6%*
*2000 – 58.4%*
*2001 –54.7%*
*2002 – 51.6%*

*Service: local telephony*

*Share in tariff income:*
*1999 – 33.0%*
*2000 – 34.9%*
*2001 – 36.9%*
*2002 – 36.3%*

*SOURCES OF PRIMARY PRODUCTS, MATERIALS, SERVICES*

*Sources of primary products, materials, services.*

| *Equipment* | *Main vendors* |
|---|---|
| *EWSD* | *"Siemens AG" (Germany, "Iskratel"* |
| *AXE-10* | *"Ericsson" (Sweden), "Ericsson Nikola Tesla"(Croatia)* |
| *SI-2000* | *"Iskratel" (Slovenia), "IskraUralTel" (joint venture, Ekaterinburg)* |

*Main suppliers of transmission systems and fiber-optic cables:*

- *Siemens, Germany*
- *Lucent Technologies, USA*
- *Cisco Systems, USA*

*Besides foreign suppliers the Company works with all Russian manufactures of communication systems including "Armavir plant of communication facilities" with its fiber-optic cable.*
*The Company cooperates with all foreign suppliers on the credit basis with time for payment up to 5 years.*

*The Issuer's vendors delivering more than 10% of all inventory holdings –none.*
*Outlook for availability of these delivery sources : stable*

*THE ISSUER'S MARKET*

*According to the registered licenses for rendering telecom services, the primary market of "Southern Telecommunications Company" PJSC is the Southern Federal District. Main users of telecom services are residents, enterprises and organizations of the Southern Federal District. Residential consumer's market share is 86%, consumer's market share of organizations is 14%.*

*As the activities of "Southern Telecommunications Company" PJSC are of mass nature, no one of its customers accounts for more than 10% of sales volume.*

*Possible negative factors that can affect the Issuer's services market:*

*1)decline in solvent demand level of the population of the Southern Federal District in case of devaluation of the ruble;*

*2)deterioration of financial position of enterprises and organizations of the Southern Federal District, that will result in growth of "UTK" PJSC's accounts receivable (accounts due from users of telecom services).*

*3)keen competition especially in cellular and data transmission markets.*

*ACTIVITY PRACTICE WITH RESPECT TO RESERVES, THE ISSUER'S POLICY ON CURRENT CAPITAL AND RESERVES*

*PJSC "UTK" follows the policy of material reserves' reduction by using normative coefficients of TMC reserves in the branches' budgets.*
*To make the analysis of turnover of reserves they estimate quarterly the factors showing the efficiency of reserves' usage and material expenditures' formation.*
*For practical usage the branches make quarterly detailed analysis of their financial activity including turnover ratios.*

| *Indices* | *2000 (prior to merger)* | *2001 (consolidated)* | *2002 (actually)* |
|---|---|---|---|
| *1. Proceeds* | *2.174 million rubles* | *8.209 million rubles* | *10.568 million rubles* |
| *2. Turnover ratio of reserves* | *18.6* | *19.0* | *18.1* |

*Calculations are made as a ratio of sales proceeds to average amount of reserves over the period.*

*SEASONAL NATURE OF ACTIVITIES*

*All the Company's activities are not of seasonal nature. However, increasing long-distance and international traffic during summer months at the expense of growing number of tourists influences positively the Company's profits.*

*COMPETITIVE ENVIRONMENT*

*According to data base of the Ministry for Telecommunications and Informatics of the Russian Federation, 367 telecom operators entitled to render telecom services in the Southern Federal District are registered as at 1 January 2003.Total number of issued licenses is 757.*
*According to 2002 performance results "UTK" PJSC's market share of total revenue of telecommunication sector in the Southern Federal District constitutes 45%. The market share reduction as compared with the previous year can be explained by rash development of cellular business. In 2002 cellular market share in total revenues of telecommunications sector in the Southern Federal District stands at 34.5%.*
*At present almost 40 Internet services providers operate in the territory of the Southern Federal District. We see high level of competition in this sphere. "UTK" PJSC's market share constitutes 52% in terms of money.*
*It should be noted that market of new telecom services still remains unoccupied in the District (intelligent network services, broad band access, ,etc.).*
*Results of marketing analysis in large regions of the Southern Federal District show that the residents spend about 4% of their total revenue for payments of telecom services exceeding the average performance in the sector by 2 percent. Thus, we can state that solvent demand for telecom services in the Southern Federal District is higher than the average in the sector.*
*Taking into account large number potential competitors (number of issued licenses) and presence of solvent demand for telecom services, in the nearest future we expect intensification of competitive activity in the telecom market of the Southern Federal District especially in the sphere of new technologies and services.*

**34. Investment declaration. Description of the issuer's activities.**
*Submitted only by investment funds*

**35. Plans of the issuer's future activities.**

*Plans of future activities.*

*Long-term strategic directions:*

- *creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (FOLs);*
- *introduction of new technologies: ISDN, IP-telephony, ATM, xDSL;*
- *integration of communication and management infrastructures with international informational and switching systems;*
- *improvement of the provided services;*
- *optimization of the provided services' list , aiming at increasing proportion of the most progressive services. It will require corresponding reorientation of resources;*
- *maximization of the Company's profitability;*
- *active tariff policy;*
- *pressing marketing policy;*
- *hard control of expenditures' volume;*
- *improvement of corporate management*

*In 2003 "UTK" PJSC plans to assimilate capital investments amounting to 4879 million rubles and to put into operation fixed assets amounting to 5265 million rubles. As a result 2080.2 kilometers of fiber-optic communication lines will be constructed, 513 281 telephone numbers will be put into operation including 412521 numbers in urban TN and 100760 lines in rural TN.*

*Besides the objects providing for the number capacity to be put into operation investments will be allocated to construction, expansion and reconstruction of:*

- *nodes of broadband access to Internet;*
- *multi-service networks and data transmission systems;*
- *call service centers;*
- *digital communication lines, FOLs in the first place, etc.*

*The most important source of "UTK" PJSC future income will remain its activities in rendering telecom services to subscribers: local, long-distance and international telephony, document communication and data transmission, Internet access services, additional services based on digital technologies.*
*"UTK" PJSC does not plan to change type of its key activity – rendering telecom services according to the licenses in force and the Company Charter.*

**36. Information about the issuer's authorized capital.**
The issuer's authorized capital rate (RUR): ***1 297 779 384.66***

The authorized capital lay-out according to the shares' categories:

Common shares:
Total amount(RUR): ***976 969 278.12***
Share in authorized capital: ***75.280074 %***
Preference shares:
Total amount (RUR): ***320 810 106.54***
Share in the authorized capital: ***24.719926 %***

**37. Information about the state (municipal entity) share in the Issuer's legal capital.**
The legal capital's share held by state (municipal entity):
Type of property: ***of the subjects of the Russian Federation***
Share: ***0.0003%***
Managing shareholder: ***Federal property fund of the Krasnodar Territory***

Type of property: ***federal***
Share: ***0.0001%***
Managing shareholder: ***Ministry of Property relations of the Russian Federation***

Type of property: ***of the subjects of the Russian Federation***
Share: ***0.0003%***
Managing shareholder: ***Administration of federal postal service in the Volgograd Region***

Type of property: ***federal***
Share: ***0.0918%***
Managing shareholder: ***Russian federal property fund***

Type of property: ***of the subjects of the Russian Federation***
Share: ***0.0342%***
Managing shareholder: ***State Enterprise -Administration of federal postal service in Karachaevo-Circassian Republic of the Ministry of Telecommunications and Informatization of the Russian Federation.***

The Issuer's shares allocated to the state (municipal) property:
***none***

Existence of the special right of the Russian Federation, subjects of the Russian Federation, municipal bodies to participate in the Issuer's management ("golden share"):
***Not provided***

***38.* Information about the issuer's declared shares.**
***38.1***
Category: ***ordinary***
Form: ***registered, book-entry***
Full name of declared shares' category/type: ***ordinary registered book-entry***
Nominal value(RUR): ***0.33***
Number: ***130 814 345***
Total value (RUR): ***43 168 733.85***

Terms of stock floatation: ***Form and terms of stock floatation are determined by the Board of Directors.***

*38.2*
Category: ***preference***
Type: ***A***
Form: ***registered, book-entry***
Full name of declared shares' category/type: ***preference registered book-entry type A***
Nominal value(RUR): ***0.33***
Number: ***32 711 532***
Total value (RUR): ***10 794 805.56***
Terms of stock floatation: ***Form and terms of stock floatation are determined by the Board of Directors.***

**39. The Issuer's material contracts and obligations:**
***None***

**40. The Issuer's obligations related to the issue of shares and securities convertible into shares:**
***no such obligations***

**41. Information about the sanctions imposed on the Issuer, court proceedings and public inquiries:**

**Sanctions imposed on the Issuer by courts and state governing authorities during three fiscal years prior to the reported one and in the current year:**

Date of the sanction's application:***18.07.2000***
Institution that imposed the sanction: ***fiscal inspection***
Cause of sanction: ***Incomplete payment of taxes***
Form of sanction: ***penalty***
Size of sanction(RUR): ***40 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***4.06.2001***
Institution that imposed the sanction: ***fiscal inspection of Gelendzhik***
Cause of sanction: ***Tax inspection***
Form of sanction: ***fine***
Size of sanction(RUR): ***490 142***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***4.06.2001***
Institution that imposed the sanction: ***fiscal inspection of Gelendzhik***
Cause of sanction: ***Tax inspection***
Form of sanction: ***penalty***
Size of sanction(RUR): ***145 942.8***
Degree of the sanction execution: ***executed***

Date of the sanction's application:*20.06.2001*
Institution that imposed the sanction:***fiscal inspection № 3of Krasnodar***
Cause of sanction: ***Incomplete payment of taxes***
Form of sanction: ***penalty***
Size of sanction(RUR): ***28 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***31.12.2001***
Institution that imposed the sanction: ***Otradnenskaya Regional Department of Social Insurance Fund***
Cause of sanction: ***According to the results of scheduled all-round inspection of Armavir Joint Communication Center***
Form of sanction: ***penalty***
Size of sanction(RUR): ***558***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***15.02.2002***
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue VAT payment***
Form of sanction: ***fine***
Size of sanction(RUR): ***2 277 809***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***3.04.2002***
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue profit tax payment***
Form of sanction: ***fine***
Size of sanction(RUR): ***210 168***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***30.05.2002***
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of profit tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***2 332 516***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***24.06.2002***
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of profit tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***100 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application:*29.07.2002*
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of profit tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***202 995***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***16.08.2002***
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of property tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***18 603***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***16.08.2002***
Institution that imposed the sanction: ***Regional Branch № 4 of Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Undue payment of profit tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***1 072 326***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***1.10.2002***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of single tax for imputed earnings***
Form of sanction: ***fine***
Size of sanction(RUR): ***181***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***1.10.2002***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of single social tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***17 583***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***3.10.2002***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of value added tax***
Form of sanction: ***penalty***
Size of sanction(RUR): ***3 383***

Degree of the sanction execution: ***executed***

Date of the sanction's application: ***3.10.2002***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of profit tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***4 357***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***3.10.2002***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of property tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***466***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***30.11.2002***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of profit tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***144***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***30.11.2002***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of value added tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***36 761***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***1.02.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Krasnodar Territory***
Cause of sanction: ***Incomplete payment of value added tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***576***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***12.02.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Rostov Region***
Cause of sanction: ***Incomplete payment of property tax***
Form of sanction: ***fine***

Size of sanction(RUR): ***194 900***
Degree of the sanction execution: ***executed***

Date of the sanction's application: ***12.02.2003***
Institution that imposed the sanction: ***Regional Branch Ministry of Tax Revenue in the Rostov Region***
Cause of sanction: ***Incomplete payment of profit tax***
Form of sanction: ***fine***
Size of sanction(RUR): ***114 700***
Degree of the sanction execution: ***executed***

**Description of all the ongoing or completed in the reported quarter legal actions which are likely to substantially affect the Issuer's activity:**

*There were no legal proceedings which may substantially affect the Issuer's business.*

**Brief description of grounds for all the ongoing or completed in the reported quarter public inquiries of the Issuer conducted by state authorities as well as of audits of the Issuer carried out at the request of its shareholders (participants):**

*During the 1st quarter of 2003 "Ernst and Young Vneshaudit" CJSC was performing an audit of "UTK" PJSC economic and financial activity for the year 2002 on the basis of the Contract № I&C/2003-148 of 25 March 2003. "YUNICON"/MS (Consulting Group) performed an audit of financial and economic activity of all "UTK" PJSC regional branches for the year 2002 on the basis of the contracts concluded by the auditing company with each "UTK" PJSC branch.*

**42. Important facts (events, actions) that took place during the reported period.**

Date of the occurrence of the fact (event, action): ***15.01.2003***
Code of the fact (event, action): ***0400062A15012003***

*Limited Company "Yug-Giprosvyaz".*
*Seat and postal address: 67, Gagarin Str., Krasnodar, 350062*
*"UTK" PJSC's share in the charter capital of "Yug-Giprosvyaz"Ltd: 0% - before the change, 24% - after the change.*
*Date of the change: 15 January 2003*

Date of the occurrence of the fact (event, action): ***21.01.2003***
Code of the fact (event, action): ***1200062A21012003***

*Type of General Shareholders' Meeting - Extraordinary*
*Form of the Extraordinary General Shareholders' Meeting – in praesentia (joint personal presence)*
*Date: 21 January 2003*
*Venue: 44, Krasnaya Str., Krasnodar*

*By the record day of shareholders entitled to take part in the Extraordinary General Shareholders' Meeting (21 November 2002) the Company distributed 2 960 512 964 ordinary shares. The Company did not acquire any shares.*
*Total number of the Company's distributed voting shares except for those acquired (repurchased) by the Company constitutes 2 960 512 964 shares.*
*As at 11:00 Moscow time shareholders and their proxies owning in the aggregate 2 170 612 002 votes were registered including:*

1) *10 995 593 votes owned by the members of the Board of Directors or persons holding positions in the Company's governing bodies;*
2) *2 170 612 002 votes (or 73.319 percent of the total number of the Company's registered voting shares) owned by shareholders entitled to vote on the agenda items № 1, №2, №4, №5, №6, №7, №8, except for those acquired (repurchased) by the Company;*
3) *2 159 616 409 votes (or 72.94 percent of the total number of the Company's registered voting shares) owned by shareholders entitled to vote on the agenda item № 3(Election of the members of the Auditing Commission) except for those acquired (repurchased) by the Company or those owned by the members of the Board of Directors or persons holding positions in the Company's governing bodies.*

*Thus, the Extraordinary General Shareholders' Meeting of "Southern Telecommunications Company" PJSC has a quorum for adopting resolutions on all the agenda items.*

*Items put to vote:*

1. *Pre-term termination of powers of General Director, appointment of the Company's General Director and determination of his term of office.*
2. *Pre-term termination of powers of "UTK" PJSC Board of Directors' members and election of "UTK" PJSC Board of Directors' members.*
3. *Pre-term termination of powers of "UTK" PJSC Auditing Commission's members and election of "UTK" PJSC Auditing Commission's members.*
4. *Approval of the new version of the Company's Charter.*
5. *Approval of the new version of Regulations on the procedure for conducting a General Shareholders' Meeting.*
6. *Approval of the new version of the Statute of the Company's Board of Directors.*
7. *Approval of the new version of the Statute of the Company's Management Board.*
8. *Determination of the size of remuneration to be paid to the members of the Company's Board of Directors.*

*Voting results.*

*On the first item:*

| | |
|---|---|
| *Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:* | *2 960 512 964 votes* |
| *Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:* | *2 170 612 002 votes* |
| *including:* | |
| *those having taken part in the voting* | *2 165 686 203 votes* |
| *those votes in the voting papers declared invalid, in* | |

*the aggregate* — *360 359 votes*
*"IN FAVOR":* — *2 117 111 364 votes (97.540%)*
*"AGAINST":* — *41 492 votes (0.0019%)*
*"ABSTAINED FROM VOTING":* — *48 172 988 votes (2.2200%)*

***On the second item:***

1. ***Pre-term termination of powers of "UTK" PJSC Board of Directors' members and election of "UTK" PJSC Board of Directors' members:***

| | |
|---|---|
| ***Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:*** | ***2 960 512 964 votes*** |
| ***Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:*** | ***2 170 612 002 votes*** |
| ***including:*** | |
| ***those having taken part in the voting*** | ***2 166 118 799 votes*** |
| ***those votes in the voting papers declared invalid, in the aggregate*** | ***24 452 546 votes*** |
| ***"IN FAVOR":*** | ***2 107 298 289 votes (97.0800%)*** |
| ***"AGAINST":*** | ***16 667 votes (0.0008%)*** |
| ***"ABSTAINED FROM VOTING":*** | ***34 351 287 votes (1.5800%)*** |

2. ***To elect the following members of the Board of Directors of the Company:***

| ***Name of the candidate*** | ***Number of votes cast in favor of each candidate*** |
|---|---|
| ***1) Avdiyants Stanislav Petrosovich*** | ***1 817 421 188*** |
| ***2) Belov Vadim Yevgenyevich*** | ***1 928 890 951*** |
| ***3) Vasilyev Mikhail Borisovich*** | ***2 430 932 587*** |
| ***4) Gorbachev Vladimir Lukich*** | ***4 432 126 372*** |
| ***5) Devyatkina Lyudmila Ivanovna*** | ***19 236 194*** |
| ***6) Dudchenko Vladimir Vladimirovich*** | ***1 668 292 993*** |
| ***7) Kovalenko Gennadiy Ivanovich*** | ***524 261 505*** |
| ***8) Merzlenko Alexander Leonidovich*** | ***2 043 163 806*** |
| ***9) Romskiy Georgy Alexeevich*** | ***1 819 031 929*** |
| ***10) Panchenko Stanislav Nikolaevich*** | ***1 918 764 991*** |
| ***11) Ukhina Irina Petrovna*** | ***1 728 527 471*** |
| ***12) Filimonova Galina Arsentjevna*** | ***1 707 585 606*** |
| ***13) Shchepilov Andrey Anatoljevich*** | ***1 606 905 064*** |
| *Against all the candidates* | *136 444* |
| *Abstained from voting on all the candidates* | *871 123* |

*On the third item:*

1. *Pre-term termination of powers of "UTK" PJSC Auditing Commission:*

| | |
|---|---|
| *Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:* | *2 960 512 964 votes* |
| *Total number of votes of shareholders taking part in the General Shareholders' Meeting and* | |

*having the right to vote on this item:* | *2 170 612 002 votes*
*including:*
*those having taken part in the voting* | *2 166 383 274 votes*
*those votes in the voting papers declared invalid, in the aggregate* | *2 116 056 votes*
*"IN FAVOR":* | *2 104 154 979 votes (96.9400%)*
*"AGAINST":* | *53 800 votes (0.0024%)*
*"ABSTAINED FROM VOTING":* | *60 058 439 votes (2.7700%)*

*2. Election of the members of the Company's Auditing Commission*

*Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:* | *2 949 517 371 votes*
*Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:* | *2 159 616 409 votes*
*including:*
*those having taken part in the voting* | *2 155 387 681 votes*
*those votes in the voting papers declared invalid, in the aggregate* | *250 911 783 votes*

*1) Andreeva Antonina Mikhailovna*
*"IN FAVOR":* | *241 137 938 votes (11.17%)*
*"AGAINST":* | *1 578 776 598 votes (73.10%)*
*"ABSTAINED FROM VOTING":* | *64 012 179 votes (2.96%)*

*2) Boyarskih Natalia Vladimirovna*
*"IN FAVOR":* | *1 833 417 913 votes (84.90%)*
*"AGAINST":* | *9 520 172 votes (0.44%)*
*"ABSTAINED FROM VOTING":* | *60 159 262 votes (2.79%)*

*3) Greseva Lyubov Alexandrovna*
*"IN FAVOR":* | *1 814 646 811 votes (84.03%)*
*"AGAINST":* | *15 732 620 votes (0.73%)*
*"ABSTAINED FROM VOTING":* | *67 739 412 votes (3.14%)*

*4) Dolgopolova Natalia Alekseevna*
*"IN FAVOR":* | *155 029 214 votes (7.18%)*
*"AGAINST":* | *170 337 646 votes (7.89%)*
*"ABSTAINED FROM VOTING":* | *69 288 156 votes (3.21%)*

*5) Kozin Vladimir Vladimirovich*
*"IN FAVOR":* | *1 826 511 626 votes (84.58%)*
*"AGAINST":* | *12 864 577 votes (0.60%)*
*"ABSTAINED FROM VOTING":* | *61 410 117 votes (2.84%)*

*6)Prokofjeva Irina Viktorovna*

| | |
|---|---|
| *"IN FAVOR":* | *1 670 187 494 votes (77.34%)* |
| *"AGAINST":* | *43 785 677 votes (2.03%)* |
| *"ABSTAINED FROM VOTING":* | *145 467 420 votes (6.74%)* |

*7) Frolov Kirill Viktorovich*

| | |
|---|---|
| *"IN FAVOR":* | *1 622 965 729 votes (75.15%)* |
| *"AGAINST":* | *108 568 395 votes (5.03%)* |
| *"ABSTAINED FROM VOTING":* | *144 187 528 votes (6.68%)* |

*On the fourth item:*

| | |
|---|---|
| *Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:* | *2 960 512 964 votes* |
| *Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:* | *2 170 612 002 votes* |
| *including:* | |
| *those having taken part in the voting* | *2 166 579 441 votes* |
| *those votes in the voting papers declared invalid, in the aggregate* | *7 558 465 votes* |
| *"IN FAVOR":* | *2 099 003 716 votes (96.70%)* |
| *"AGAINST":* | *436 votes (0.00002%)* |
| *"ABSTAINED FROM VOTING":* | *60 016 824 votes (2.76%)* |

*On the fifth item:*

| | |
|---|---|
| *Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:* | *2 960 512 964 votes* |
| *Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:* | *2 170 612 002 votes* |
| *including:* | |
| *those having taken part in the voting* | *2 166 138 396 votes* |
| *those votes in the voting papers declared invalid, in the aggregate* | *1 874 736 votes* |
| *"IN FAVOR":* | *2 129 794 848 votes (98.12%)* |
| *"AGAINST":* | *545 votes (0.00002%)* |
| *"ABSTAINED FROM VOTING":* | *34 468 267 votes (1.59%)* |

*On the sixth item:*

| | |
|---|---|
| *Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:* | *2 960 512 964 votes* |
| *Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:* | *2 170 612 002 votes* |

*including:*
*those having taken part in the voting* — *2 166 408 378 votes*
*those votes in the voting papers declared invalid, in the aggregate* — *2 037 892 votes*
*"IN FAVOR":* — *2 129 742 656 votes (98.12%)*
*"AGAINST":* — *19 137 votes (0.0009%)*
*"ABSTAINED FROM VOTING":* — *34 608 693 votes (1.59%)*

*On the seventh item:*
*Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:* — *2 960 512 964 votes*
*Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:* — *2 170 612 002 votes*
*including:*
*those having taken part in the voting* — *2 166 430 274 votes*
*those votes in the voting papers declared invalid, in the aggregate* — *1 822 189 votes*
*"IN FAVOR":* — *2 129 202 601 votes (98.09%)*
*"AGAINST":* — *13 930 votes (0.0006%)*
*"ABSTAINED FROM VOTING":* — *35 391 554 votes (1.63%)*

*On the eighth item:*
*Total number of votes of shareholders in the list of persons entitled to take part in the General Shareholders' Meeting and to vote on this item:* — *2 960 512 964 votes*
*Total number of votes of shareholders taking part in the General Shareholders' Meeting and having the right to vote on this item:* — *2 170 612 002 votes*
*including:*
*those having taken part in the voting* — *2 166 262 947 votes*
*those votes in the voting papers declared invalid, in the aggregate* — *3 548 330 votes*
*"IN FAVOR":* — *2 122 568 383 votes (97.79%)*
*"AGAINST":* — *2 890 184 votes (0.13%)*
*"ABSTAINED FROM VOTING":* — *37 256 050 votes (1.72%)*

*Resolutions approved:*
*On the first item: To terminate the powers of General Director before the appointed time, to appoint Vladimir Lukich Gorbachev General Director of the Company for a term of two years.*

*On the second item:*
1. *To terminate the powers of the Board of Directors' members before the appointed time.*
2. *To elect the following members of the Company's Board of Directors:*

*1) Avdiyants Stanislav Petrosovich*
*2) Belov Vadim Yevgenyevich*
*3) Vasilyev Mikhail Borisovich*
*4) Gorbachev Vladimir Lukich*
*5) Dudchenko Vladimir Vladimirovich*
*6) Merzlenko Alexander Leonidovich*
*7) Romskiy Georgy Alexeevich*
*8) Panchenko Stanislav Nikolaevich*
*9) Ukhina Irina Petrovna*
*10) Filimonova Galina Arsentjevna*
*11) Shchepilov Andrey Anatoljevich*

*On the third item:*

1. *To terminate the powers of the Auditing Commission's members before the appointed time.*
2. *To elect the following members of the Company's Auditing Commission:*
    1) *Boyarskih Natalia Vladimirovna*
    2) *Greseva Lyubov Alexandrovna*
    3) *Kozin Vladimir Vladimirovich*
    4) *Prokofjeva Irina Viktorovna*
    5) *Frolov Kirill Viktorovich*

*On the fourth item: to approve the new version of the Company's Charter.*

*On the fifth item: to approve the new version of the Regulations on the procedure for conducting a General Shareholders' Meeting.*

*On the sixth item: to approve the new version of the Statute on the Company's Board of Directors.*

*On the seventh item: to approve the new version of the Statute on the Company's Management Board.*

*On the eighth item: to determine percent of deductions for calculation of the size of quarterly and yearly remunerations to be paid to the members of the Company's Board of Directors:*
*- 0.006 percent of the Company's sale proceeds for the reporting quarter in accordance with the accounting reports of the Company for each members of the Board of Directors.*
*- 0.4 percent of the Company net profit for the reporting year in accordance with the accounting reports of the Company for all the members of the Board of Directors.*

Date of the occurrence of the fact (event, action): ***21.01.2003***
Code of the fact (event, action): ***0100062A21012003***

***The Company's governing organ that was changed: Board of Directors***
***The following persons were elected the members of the Board of Directors:***

***1) Avdiyants Stanislav Petrosovich. Share in "UTK" PJSC's charter capital : 0%***
***2) Belov Vadim Yevgenyevich. Share in "UTK" PJSC's charter capital : 0%***
***3) Vasilyev Mikhail Borisovich. Share in "UTK" PJSC's charter capital : 0%***
***4) Gorbachev Vladimir Lukich. Share in "UTK" PJSC's charter capital : 0.0891%***

5) *Dudchenko Vladimir Vladimirovich. Share in "UTK" PJSC's charter capital : 0%*
6) *Merzlenko Alexander Leonidovich. Share in "UTK" PJSC's charter capital : 0%*
7) *Romskiy Georgy Alexeevich. Share in "UTK" PJSC's charter capital : 0%*
8) *Panchenko Stanislav Nikolaevich. Share in "UTK" PJSC's charter capital : 0%*
9) *Ukhina Irina Petrovna. Share in "UTK" PJSC's charter capital : 0%*
10) *Filimonova Galina Arsentjevna. Share in "UTK" PJSC's charter capital : 0%*
11) *Shchepilov Andrey Anatoljevich. Share in "UTK" PJSC's charter capital : 0%*

*Date of the change: 21 January 2003*
*The issuer's authorized body which adopted the resolution being grounds of these changes: Extraordinary General Shareholders' Meeting (Protocol №13 of 21 January 2003).*

*Powers of the following members of the Board of Directors were terminated*

1. *Belov Vadim Yevgenyevich. Share in "UTK" PJSC's charter capital : 0%*
2. *Volkovyskiy Igor Viljgelmovich. Share in "UTK" PJSC's charter capital : 0%*
3. *Gorbachev Vladimir Lukich. Share in "UTK" PJSC's charter capital : 0.0891%*
4. *Yevdokimenko Vitali Mikhailovich. Share in "UTK" PJSC's charter capital : 0%*
5. *Zabuzova Elena Viktorovna. Share in "UTK" PJSC's charter capital : 0%*
6. *Osipchuk Anton Igorevich. Share in "UTK" PJSC's charter capital : 0%*
7. *Romskiy Georgy Alexeevich. Share in "UTK" PJSC's charter capital : 0%*
8. *Ukhina Irina Petrovna. Share in "UTK" PJSC's charter capital : 0%*
9. *Hern David Alexander. Share in "UTK" PJSC's charter capital : 0%*

*Date of the change: 21 January 2003*
*The issuer's authorized body which adopted the resolution being grounds of these changes: Extraordinary General Shareholders' Meeting (Protocol №13 of 21 January 2003).*

Date of the occurrence of the fact (event, action): *21.01.2003*
Code of the fact (event, action): *0100062A21012003*

*The Company's governing organ that was changed: Management Board*
*Powers of the following members of the Management Board were terminated*

1. *Gorbachev Vladimir Lukich (Chairman). Share in "UTK" PJSC's charter capital : 0.0891%*
2. *Laskavy Leonid Leontyevich. Share in "UTK" PJSC's charter capital : 0.0592%*
3. *Apaljko Alexander Valentinovich. Share in "UTK" PJSC's charter capital: 0.0195%*
4. *Ignatenko Ivan Fyodorovich. Share in "UTK" PJSC's charter capital : 0.0346%*
5. *Kraev Alexey Olegovich. Share in "UTK" PJSC's charter capital : 0%*
6. *Kruzhkov Viktor Alexandrovich. Share in "UTK" PJSC's charter capital : 0.0844%*
7. *Litvinov Andrey Alexandrovich. Share in "UTK" PJSC's charter capital : 0%*
8. *Statuev Vladislav Andreevich. Share in "UTK" PJSC's charter capital : 0%*
9. *Fefilova Svetlana Gennadievna. Share in "UTK" PJSC's charter capital : 0%*
10. *Kharchenko Sergey Nikolaevich. Share in "UTK" PJSC's charter capital : 0%*
11. *Shipulin Alexander Petrovich. Share in "UTK" PJSC's charter capital : 0.0357%*

*Date of the change: 21 January 2003*
*The issuer's authorized body which adopted the resolution being grounds of these changes: Board of Directors (Protocol №1 of 21 January 2003).*

*The following persons were elected the members of the Management Board:*

1. *Gorbachev Vladimir Lukich (Chairman). Share in "UTK" PJSC's charter capital : 0.0891%*
2. *Apaljko Alexander Valentinovich. Share in "UTK" PJSC's charter capital: 0.0195%*

3. *Butko Alexander Semyonovich. Share in "UTK" PJSC's charter capital : 0.0024%*
4. *Devyatkina Lyudmila Ivanovna. Share in "UTK" PJSC's charter capital : 0%*
5. *Ignatenko Ivan Fyodorovich. Share in "UTK" PJSC's charter capital : 0.0346%*
6. *Izyurjev Leonid Mikhailovich. Share in "UTK" PJSC's charter capital : 0.00097%*
7. *Kozhiev Beshtau Kanamatovich. Share in "UTK" PJSC's charter capital : 0.11%*
8. *Kormilitsina Lyudmila Alexeevna. Share in "UTK" PJSC's charter capital : 0%*
9. *Korotenko Svetlana Vasilyevna. Share in "UTK" PJSC's charter capital : 0%*
10. *Kruzhkov Viktor Alexandrovich. Share in "UTK" PJSC's charter capital : 0.0844%*
11. *Litvinov Andrey Alexandrovich. Share in "UTK" PJSC's charter capital : 0%*
12. *Malova Antonida Mikhailovna. Share in "UTK" PJSC's charter capital : 0.00026%*
13. *Poyarkov Yevgeny Nikolaevich. Share in "UTK" PJSC's charter capital : 0.05%*
14. *Prachkin Alexey Petrovich. Share in "UTK" PJSC's charter capital : 0.066%*
15. *Roitblat Alexander Markovich. Share in "UTK" PJSC's charter capital : 0.0077%*
16. *Statuev Vladislav Andreevich. Share in "UTK" PJSC's charter capital : 0%*
17. *Ufimov Vladimir Batorovich. Share in "UTK" PJSC's charter capital : 0.015%*
18. *Ukhov Valery Vasilyevich*. Share in "UTK" PJSC's charter capital : 0.77%
19. *Fefilova Svetlana Gennadyevna. Share in "UTK" PJSC's charter capital : 0%*
20. *Kharchenko Sergey Nikolaevich. Share in "UTK" PJSC's charter capital : 0%*
21. *Chinazirov Yanvar Khadgimusovich. Share in "UTK" PJSC's charter capital : 0.0091%*
22. *Shukhostanov Boris Kistuevich. Share in "UTK" PJSC's charter capital : 0%*

*Date of the change: 21 January 2003*

*The issuer's authorized body which adopted the resolution being grounds of these changes: Board of Directors (Protocol №1 of 21 January 2003).*

Date of the occurrence of the fact (event, action): *25.03.2003*
Code of the fact (event, action): *0400062A25032003*

*Limited Company "UTK-Finance".*
*Seat and postal address: 66, Karasunskaya Str., Krasnodar, 350 000*
*"UTK" PJSC's share in the charter capital of "UTK-Finance" Ltd: 0% - before the change, 100% - after the change.*
*Date of the change: 25 March 2003*

*Date of the occurrence of the fact (event, action): 3.03.2003*
*Code of the fact (event, action): 1300062A03032003*

*"Southern Telecommunications Company" PJSC informs that at the meeting of its Board of Directors held on 3 March 2003 the following resolutions were adopted (Minutes № 6 of 03.03.2003):*
*On the item : "Approval of the Agency contract with OJSC "Natsionaljnaya taksofonnaya set" (Black Sea coast), having interested motives".*

1. *To approve the agency contract on selling prepaid phone cards with OJSC "Natsionaljnaya taksofonnaya set", having interested motives, on the following conditions:*

- *to determine the number of cards necessary to fulfill the order of the Principal, the Agent shall make a request for cards and send it to the Principal. Minimum number of the cards of a single request shall be 5000 (five thousand) cards irrespective of the amount of each face-value, indicated in the request;*

- *on the Agent's request the cards shall be sent to the Agent's seat or any other address approved by the parties no later than 30 (thirty) business days from the date of advance payment if later delivery date is not decided in the request;*
- *contract time: 1 (one) year;*
- *the cards are to be sold in the territory of the Black Sea coast of the Russian Federation.*

2. *To determine the Agent's fee based on market prices as a difference between the cards' release and retail price. Retail price of the cards is determined by the Agent but shall not exceed the release price by more than 10 percent.*

*On the item : "Approval of the Agency contract with OJSC "Natsionaljnaya taksofonnaya set, having interested motives".*

1. *To approve the agency contract on selling prepaid phone cards with OJSC "Natsionaljnaya taksofonnaya set", having interested motives, on the following conditions:*

- *to determine the number of cards necessary to fulfill the order of the Principal, the Agent shall make a request for cards and send it to the Principal. Minimum number of the cards of a single request shall be 5000 (five thousand) cards irrespective of the amount of each face-value, indicated in the request;*
- *on the Agent's request the cards shall be delivered to the Agent's seat or any other address approved by the parties no later than 30 (thirty) business days from the date of advance payment if later delivery date is not decided in the request;*
- *to provide the distribution of the cards within the limits of their application time the Agent when sending the request shall make advance payment amounting to 15 (fifteen) rubles including VAT for each card of any face value;*
- *contract time: 1 (one) year;*
- *the cards are to be sold in all the licensed territory of "UTK" PJSC except for the Black Sea coast of the Russian Federation.*

2. *To determine the Agent's fee based on market prices as a difference between the cards' release and retail price. Retail price of the cards is determined by the Agent but shall not exceed the release price by more than 10 percent.*

*On the item : "Approval of the Lease Agreement with OJSC "Natsionaljnaya taksofonnaya set", having interested motives".*

*To approve the Agreement with OJSC "NTS" on lease of board set for modernization of card public phone TMGS 15280 (version 5-40) including: safe application block unit for 5 SAM-modules, memory board, module of line protection from unauthorized access from public phones AZT-6, system of remote control of public phones SDUKT-VU "TECHCENTER" (version 1.32) for 750 lines, having interested motives, on the following conditions:*

- *Term of lease – one year with annual automatic prolongation if none of the parties wishes to terminate the Agreement or to conclude a new one;*

*- to determine the size of monthly lease payment based on market prices as a sum of the product of traffic (in tariff units) passed through the public phone cards of the Lesser by the internal price of one tariff unit (0,58 ruble incl. VAT) and the product of traffic (in tariff units) passed through the public phone cards of the Lessee by the internal price of one tariff unit (0,06 ruble incl. VAT).*

*10 out of 11 members of the Board of Directors took part in the voting. There was a quorum for conducting the Board of Directors' meeting. 8 directors voted in favor of the resolutions, 2 directors (Vasilyev M.B., Dudchenko V.V.) voted against the resolutions.*

Date of the fact (event, action): *26.03.2003*
Code of the fact (event, action): *1300062A26032003*

*"Southern Telecommunications Company" PJSC informs that at the meeting of its Board of Directors held on 26 March 2003 the following resolutions were adopted (Minutes № 9 of 26.03.2003):*

1. *To call an Annual General Shareholders' Meeting of "Southern Telecommunications Company" PJSC in the form of shareholders' joint personal presence.*
2. *To determine its:*
   - *date: 25 June 2003*
   - *venue: "Health-care complex "Orbita" CJSC, Olginka, Tuapse region, Krasnodar Territory*
   - *time: 11:00, Moscow time, 25 June 2003*
   - *starting time of shareholders' registration: 9:00 Moscow time, 25 June 2003.*
3. *To determine 8 May 2003 as the record date for "UTK" PJSC's shareholders entitled to participate in the Annual General Shareholders' Meeting and to receive dividends for the year 2002.*
4. *To determine Postal address for sending filled voting papers: 66, Karasunskaya Street, Krasnodar, 350 000.*

*10 out of 11 members of the Board took part in the voting. There was a quorum for conducting the Board of Directors' meeting.*
*The resolutions were approved by a solid vote.*

Date of the fact (event, action): *26.03.2003*
Code of the fact (event, action): *1500062A26032003*

*About the date of making a list of shareholders entitled to take part in the Annual General Shareholders' Meeting.*
*The date, when the Board of Directors adopted the resolution on the date of making a list of shareholders entitled to take part in the Annual General Shareholders' Meeting and to receive dividends for the year 2002 is 26 March 2003 (Minutes № 9 of 26.03.2003).*
*The date of making a list of shareholders (record day) is 8 May 2003.*
*Date of the Annual General Shareholders' Meeting is 25 June 2003.*

Date of the fact (event, action): *10 January 2003*
Code of the fact (event, action): *0800062A10012003*

*Assets value as at 1 January 2003: - 16 467 464 thousand rubles*
*Assets value as at 1 October 2002: - 5 270 194 thousand rubles*
*Absolute assets growth constituted 11 197 270 thousand rubles or 212.5%*

*Assets growth is caused by reorganization of "UTK" PJSC on 31 October 2002 through merger of 9 telecom operators of the Southern Federal District into it and transfer of all assets and liabilities of the merged companies to "Southern Telecommunications Company" PJSC through Transfer Acts.*

Date of the fact (event, action): *10 January 2003*
Code of the fact (event, action): *0900062A10012003*

*Profit before taxation for the fourth quarter of 2002: - 441 650 thousand rubles*
*Profit before taxation for the third quarter of 2002: - 156 687 thousand rubles*
*Absolute profit growth constituted 284 963 thousand rubles or 181.9%*
*Profit growth is caused by reorganization of "UTK" PJSC on 31 October 2002 through merger of 9 telecom operators of the Southern Federal District into it and transfer of all assets and liabilities of the merged companies to "Southern Telecommunications Company" PJSC through Transfer Acts as its branches.*
*Profit before taxation of the merged companies for the nine months of 2002 constituted 523 557 thousand rubles*

**43. Information about reorganizations of the issuer and its subsidiaries & affiliated establishments.**

*On 31 October 2002 Regional Tax Agency in the Krasnodar Territory on first-rate tax-payers of the Ministry of Tax Revenue of the Russian Federation made an entry in the Common state register of juridical persons on reorganization of Public Joint Stock Company "Southern Telecommunications Company" through merger of Open Joint-Stock Company "Svyazinform" of Astrakhan Region, Volgograd Open Joint-Stock Company "Electrosvyaz", Open Joint-Stock Company "Kabardino-Balkarskie telekommunikatsii", Open Joint-Stock Company "Elektricheskaya svyaz" of Kalmykia Republic, Open Joint-Stock Company "Karachaevo-Cherkesskelectrosvyaz", Open Joint-Stock Company "Electrosvyaz" of Rostov Region, Open Joint-Stock Company "Sevosetinelectrosvyaz", Open Joint-Stock Company "Electrosvyaz" of Stavropol Territory, Open Joint-Stock Company "Electrosvyaz of Adygeia Republic" into it. "Certificate on Making an Entry in the Common State Register of Juridical Persons"№ 003062351 series 23 of 31 October 2002 was issued for "Southern Telecommunications Company" PJSC.*

*Agreements on merger of telecom operators of the Southern Federal District into "UTK" PJSC were approved by "UTK" PJSC Extraordinary General Shareholders' Meeting (Minutes № 11 of December 21, 2001) and Extraordinary General Shareholders' Meetings of the merging companies. Reorganization is aimed at increase of the amalgamated company's share capital value at the expense of merger of economic and production activities of ten joint stock companies into single juridical person. Benefits of the reorganization are the following:*

- *financial and economic aspects;*
- *investment attractiveness and securities' market.*

*As a result of the reorganization the single regional entity with principal office in Krasnodar now operates in the territory of the Southern Federal District providing its customers with full range of telecom services such as local, long-distance and international telephony, document communication, telematic services, wired radio, wireless radio communication.*
*Pursuant to the Order of FKCB of Russia №1012/r of August 15, 2002 state registration of securities' issue was recorded. The issued securities were to be placed by conversion during the reorganization by merge of telecom operators of the Southern Federal District into "UTK" PJSC.*

*On 31 October 2002 outstanding shares of the merged companies were exchanged for shares of new issuances of "Southern Telecommunications Company" PJSC in accordance with the exchange ratios.*
*Pursuant to the Order № 1751/r of the Federal Commission on Securities of the Russian Federation of 20 December 2002 state registration of the reports on the results of the securities' issues placed by exchange of the merged companies' shares for the shares of "Southern Telecommunications Company" PJSC was recorded.*

**44. Additional material information on the Issuer.**

*In item 25.1.1. read next:*
*Functions of the person: Chairman of the Board of Directors (supervisory board).*

*In item 25.2.1. read next:*
*Functions of the person: Chairman of the Board of Directors (supervisory board).*

*In item 25.3.1. read next:*
*Functions of the person: Chairman of the Board of Directors (supervisory board).*

*In item 25.4.1. read next:*
*Functions of the person: Chairman of the Board of Directors (supervisory board).*

*In item 25.5.2. read next:*
*Functions of the person: Chairman of the Board of Directors (supervisory board).*

*In item 25.11.1. read next:*
*Functions of the person: Chairman of the Board of Directors (supervisory board).*

*In item 25.12.1. read next:*
*Functions of the person: Chairman of the Board of Directors (supervisory board).*

*In item 25.14.1. read next:*
*Functions of the person: Chairman of the Board of Directors (supervisory board).*

## B. Information on the issuer's economic and financial activity

**45. Annual accounts for the last three financial years**

*See Annex*

**46. The issuer's accounts for the quarter under review**

*See Annex.*

**47. Events resulting in an increasing or reduction in the Issuer's assets in the reported quarter by more than 10 %.**

Date of the event (events): ***10.04.2003***

Description: ***Assets value at 01.04.2003 is 18 660 385 thousand rubles***

***Assets value at 01.01.2003 is 16 467 464 thousand rubles.***

***Absolute increase of assets value constituted 2 192 921 thousand rubles or 13.3%.***

***Growth of assets value is caused by reappraisal of fixed assets as at 31 December 2002 according to the Company's accounting policy. This reappraisal is reflected in the opening balance as at 31 March 2003.***

Absolute change of the issuer's assets value at the date of ending of the reported quarter as compared to the assets value at the date of ending of the quarter preceding the reported one: ***2 192 921 000 rubles***

The issuer's assets value at the date of ending of the quarter preceding the reported one: ***16 467 464 000 rubles***

The issuer's assets value at the date of ending of the reported quarter: ***18 660 385 000 rubles***

**Events resulting in increasing or decreasing the issuer's asset value by more than 10 % in IV quarter of the previous year.**

Date of the event (events): ***10.01.2003***

Description: ***Assets value at 01.01.2003 is 16 467 464 thousand rubles***

***Assets value at 01.10.2002 is 5 270 194 thousand rubles.***

***Absolute increase of assets value constituted 11 197 270 thousand rubles or 212.5%.***

***Growth of assets value growth is caused by reorganization of "UTK" PJSC on 31 October 2002 through merger of 9 telecom operators of the Southern Federal District into it and transfer of all assets and liabilities of the merged companies to "Southern Telecommunications Company" PJSC through Transfer Acts as its branches.***

Absolute change of the issuer's assets value at the date of ending of the 4th quarter as compared to the assets value at the date of ending of the 3d quarter of the previous year: ***11 197 270 000 rubles.***

The issuer's assets value at the date of ending of III quarter of the previous year: ***5 270 194 000 rubles***

The issuer's assets value at the date of ending of IV quarter of the previous year: ***16 467 464 000 rubles***

**48. Events resulting in increasing the issuer's net profits (losses) in the reported quarter by more than 20% as compared to the preceding one:**

*No such events over the reported period*

The issuer's profits (losses) for the quarter preceding the reported one: ***441 650 000 rubles***

The issuer's profits (losses) for the reported quarter: ***432 974 000 rubles***

**Events resulting in increasing the issuer's profits (losses) in the 4th quarter of the previous year by more than 20% as compared to the 3d quarter of the previous year:**

Availability of such event (events): ***10.01.2003***

Description: ***Pre-tax profit for the 4th quarter of 2002 is 441 650 thousand rubles***
***Pre-tax profit for the 3d quarter of 2002 is 156 687 thousand rubles***
***Absolute increase of profit constituted 284 963 thousand rubles or 181.9%.***
***Growth of assets value growth is caused by reorganization of "UTK" PJSC on 31 October 2002 through merger of 9 telecom operators of the Southern Federal District into it and transfer of all assets and liabilities of the merged companies to "Southern Telecommunications Company" PJSC through Transfer Acts as its branches.***
***Profit before taxation of the merged companies for the nine months of 2002 constituted 523 557 thousand rubles.***

Absolute change of the issuer's profits (losses) for the 4th quarter of the previous year as compared to the profits (losses) for the 3d quarter of the previous year: ***284 963 000 rubles***

The issuer's profits (losses) for the 3d quarter of the previous year: ***156 687 000 rubles***

The issuer's profits (losses) for the 4th quarter of the previous year: ***441 650 000 rubles***

**49. Information about the formation and usage of reserve and other special funds of the issuer.**

***Size of reserve fund at the end of the reported quarter ( thousand rubles): 63260***
***Volume of receipts into the reserve fund in the reported quarter (thousand rubles): 0***

*Volume of means used from the reserve fund in the reported quarter (thousand rubles): 0*

*Name (purpose) of the special fund:*
*SOCIAL SPHERE FUND*
*Amount of the fund at the end of the reported quarter ( RUR thousand):0*
*Volume of receipts into the fund in the reported period (RUR): 0*
*Volume of means used from the fund in the reported period (RUR): 0*

**50. The issuer's transactions in the reported quarter exceeding 10 % of the issuer's assets at the end of the quarter, preceding the reported one.**

*No such transactions over the reported period*

**51. Information about the directions of usage of cash resources resulting from registration of issued securities.**
*There no such directions of the means' usage in the reported quarter.*

**52. Borrowed funds raised by the Issuer and its subsidiaries in the quarter under review.**
Borrowed funds received by the Issuer at the end of the quarter under review:

| Description | Demand balance at the beginning of the year(RUR) | Received (RUR) | Repaid (RUR) | Demand balance at the end of the reported period(RUR) |
|---|---|---|---|---|
| Long-term bank credits | 429 708 000 | 227 505 000 | - | 656 948 |
| Including not paid back at maturity | | | | |
| Other long-term loans | 1 079 239 000 | - | 153 650 000 | 925 589 000 |
| Including not paid back at maturity | | | | |
| Short-term bank credits | 1 487 428 000 | 222 553 000 | - | 1 709 981 000 |
| Including not paid back at maturity | | | | |
| Bank loans to employees | | | | |
| Including not paid back at maturity | | | | |
| Other short-time loans | 124 224 000 | 24 577 000 | - | 148 801 000 |
| Including not paid back at maturity | | | | |

Information about the amount of borrowing current assets received by the issuer and its subsidiaries during the previous year:

| Description | Demand balance at the beginning of the year(RUR) | Received (RUR) | Repaid (RUR) | Demand balance at the end of the reported period(RUR) |
|---|---|---|---|---|
| Long-term bank credits | 597 262 000 | - | 358 411 000 | 238 851 000 |
| Including not paid back at maturity | | | | |
| Other long-term loans | 1 087 717 000 | - | 29 243 000 | 1 058 474 000 |
| Including not paid back at maturity | | | | |
| Short-term bank credits | 691 682 000 | 344 582 000 | - | 1 036 264 000 |
| Including not paid back at maturity | | | | |
| Bank loans to employees | | | | |
| Including not paid back at maturity | | | | |
| Other short-time loans | 42 031 000 | 82 192 000 | - | 124 223 000 |
| Including not paid back at maturity | | | | |

## 53. Accounts receivable and payable of the issuer and its subsidiaries during the reported quarter.

Information about the amount of the issuer's accounts receivable and payable at the end of the quarter under review:

| Description | Demand balance at the beginning of the year(RUR) | Received (RUR) | Repaid (RUR) | Demand balance at the end of the reported period (RUR) |
|---|---|---|---|---|
| 1)Accounts receivable: | | | | |
| Short-term | 1459703000 | 3430460000 | 3259178000 | 1630985000 |
| Including overdue | 275334000 | 201440000 | 88292000 | 388482000 |
| Including over 3 months in arrears | 188037000 | 137572000 | 122046000 | 203563000 |
| In particular on/for: | | | | |
| Long-term | 64548000 | 3808000 | 1845000 | 66511000 |
| Including overdue | 0 | 0 | 0 | 0 |
| Including over 3 months in arrears | 0 | 0 | 0 | 0 |
| In particular on/for: | | | | |
| 2)Accounts payable: | | | | |
| Short-term | 2741362000 | 4802011000 | 4832757000 | 2710616000 |
| Including overdue | 411204000 | 852658000 | 775951000 | 487911000 |
| Including over 3 months in arrears | 822241000 | 403422000 | 1103685000 | 121978000 |

| | | | | |
|---|---|---|---|---|
| Including on: | | | | |
| Long-term | 1024949000 | 270065000 | 423450000 | 871564000 |
| Including overdue | | | | |
| Including over 3 months in arrears | | | | |
| Including on: | | | | |
| Securities: | | | | |
| Provided to the Issuer: | | | | |
| Including by third parties | | | | |
| Including on: | | | | |
| Securities: | | | | |
| Provided by the Issuer | | | | |
| Including to third parties | | | | |
| In particular provided on: | | | | |
| 3) Bill transactions: | | | | |
| Drawn bills | | | | |
| Including overdue | | | | |
| In particular on: | | | | |
| Accepted bills | | | | |
| Including overdue | | | | |
| In particular on: | | | | |

Information about accounts receivable and payable of the issuer and its subsidiaries at the end of the previous year:

| **Description** | **Demand balance at the beginning of the year(RUR)** | **Received (RUR)** | **Repaid (RUR)** | **Demand balance at the end of the reported period (RUR)** |
|---|---|---|---|---|
| 1)Accounts receivable: | | | | |
| Short-term | 1 145 562 000 | 15 697 079 000 | 15 370 583 000 | 1 472 058 000 |
| Including overdue | 353 412 000 | 805 759 000 | 883 837 000 | 257 334 000 |
| Including over 3 months in arrears | 217 412 000 | 550 286 000 | 579 661 000 | 188 037 000 |
| In particular on/for: | | | | |
| Long-term | 53 436 000 | 15 630 000 | 6 592 000 | 62 474 000 |
| Including overdue | | | | |
| Including over 3 months in arrears | | | | |
| In particular on/for: | | | | |
| 2)Accounts payable: | | | | |
| Short-term | 1 411 992 000 | 19 208 045 000 | 18 119 588 000 | 2 500 449 000 |
| Including overdue | 250 717 000 | 3 410 631 000 | 3 217 362 000 | 443 986 000 |
| Including over 3 months in arrears | 118 623 000 | 1 613 689 000 | 1 522 247 000 | 210 065 000 |
| Including on: | | | | |
| Long-term | 875 815 000 | 1 080 258 000 | 691 168 000 | 1 264 905 000 |
| Including overdue | | | | |
| Including over 3 months in arrears | | | | |

| Including on: | | | | |
|---|---|---|---|---|
| Securities: | | | | |
| Provided to the Issuer: | | | | |
| Including by third parties | | | | |
| Including on: | | | | |
| Securities: | | | | |
| Provided by the Issuer | | | | |
| Including to third parties | | | | |
| In particular provided on: | | | | |
| 3) Bill transactions: | | | | |
| Drawn bills | | | | |
| Including overdue | | | | |
| In particular on: | | | | |
| Accepted bills | | | | |
| Including overdue | | | | |
| In particular on: | | | | |

## 54. The issuer's financial investments.

Information about the issuer's financial investments as at the end of the reported quarter:

| Description | Investments rate as at the end of the reported quarter(RUR) | | |
|---|---|---|---|
| | Short-term ( less than 1 year) | Long-term ( over 1 year) | Total |
| **Investments in the sovereign issued securities** | - | - | - |
| **Investments in the securities issued by the subjects of the Russian Federation** | - | - | - |
| **Investments in the municipal securities** | - | - | - |
| **Investments in shares, contribution fees, unit funds of other organizations** | - | 23 488 000 | 23 488 000 |
| **Investments in bonds and other debt securities** | - | - | - |
| **Other loans granted** | 1 716 000 | 18 765 000 | 20 481 000 |
| | | | |
| **Investments in the Issuer's subsidiaries** | | 344 245 000 | 344 245 000 |
| **Investments in the Issuer's affiliates** | - | 44 290 000 | 44 290 000 |

| Financial investments in the companies liquidated pursuant to the applicable law of the Russian Federation | | | |
|---|---|---|---|
| **Name of the company** | **Date of liquidation** | **Decision-making authority** | **Rate of investments (RUR)** |
| | | | - |
| | | | |
| **Total** | | | - |

| Financial investments into companies declared bankrupt pursuant to the applicable law of the Russian Federation | | | |
|---|---|---|---|
| **Name of the company** | **Date of liquidation** | **Decision-making authority** | **Rate of investments (RUR)** |
| | | | |
| | | | - |
| Total | | | - |
| | | | |

| Total Issuer's assets rate as at the end of the reported quarter (RUR) | |
|---|---|
| | |

| Financial investments in the companies exceeding 10 % of the Issuer's assets as at the date of ending of the reported quarter | | |
|---|---|---|
| **Name of the company** | **Amount of investments (RUR)** | **Percentage of the assets** |
| | - | |
| Total | - | |

Information about financial investments of the issuer and its subsidiaries as at the end of the previous year:

| **Description** | **Investments rate as at the end of the reported quarter(RUR)** | | |
|---|---|---|---|
| | **Short-term ( less than 1 year)** | **Long-term ( over 1 year)** | **Total** |
| **Investments in the sovereign issued securities** | - | - | - |
| **Investments in the securities issued by the subjects of the Russian Federation** | - | - | - |

| **Investments in the municipal securities** | - | - | - |
|---|---|---|---|
| **Investments in shares, contribution fees, unit funds of other organizations** | - | 26 507 000 | 26 507 000 |
| **Investments in bonds and other debt securities** | - | - | - |
| **Other loans granted** | 1 591 000 | 26 389 000 | 27 980 000 |
| | | | |
| **Investments in the Issuer's subsidiaries** | | 291 472 000 | 291 472 000 |
| **Investments in the Issuer's affiliates** | - | 44 290 000 | 44 290 000 |

**Financial investments in the companies liquidated pursuant to the applicable law of the Russian Federation**

| **Name of the company** | **Date of liquidation** | **Decision-making authority** | **Rate of investments (RUR)** |
|---|---|---|---|
| | | | - |
| | | | |
| **Total** | | | - |

**Financial investments into companies declared bankrupt pursuant to the applicable law of the Russian Federation**

| **Name of the company** | **Date of liquidation** | **Decision-making authority** | **Rate of investments (RUR)** |
|---|---|---|---|
| | | | |
| | | | - |
| Total | | | - |

| Total Issuer's assets rate as at the end of the reported quarter (RUR) | |
|---|---|

**Financial investments in the companies exceeding 10 % of the Issuer's assets as at the date of ending of the reported quarter**

| **Name of the company** | **Amount of investments (RUR)** | **Percentage of the assets** |
|---|---|---|
| | - | |

| Total | - | |
|---|---|---|

**55. Other material information on the issuer's economic and financial activity:**
*none*

## C. Information about the issuer's securities

**56. Information about the issuer's shares.**
Number of issue: *1*
Category: ***common***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued securities: ***298 310***
Total volume of the issue: ***298 310 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***298 310***

Information about state registration of the report on the issue's results:
Date of registration: *22.04.1997*
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares ( if any) :
***The issue is cancelled***

Market information about the issued shares:
***The issue is cancelled***

Additional important information about the issued shares:
***Prices are given as before denomination***

Number of issue: *1*
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***140 713***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***

Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***140 713***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares ( if any) :
***The issue is cancelled***

Market information about the issued shares:
***The issue is cancelled***

Additional important information about the issued shares:
***Prices are given as before denomination***

Number of issue: ***1***
Category: ***preference***
Type of shares: ***Type B***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***123 827***
Total volume of the issue: ***123 827 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***

Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***All the shares are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***123 827***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares ( if any) :
***The issue is cancelled***

Market information about the issued shares:
***The issue is cancelled***

Additional important information about the issued shares:
***Prices are given as before denomination***

Number of issue: ***2***
Category: ***common***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***422 137 000***

Information about the issue's state registration:
Date of registration:***31.03.1995***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***
Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:
Date of registration:***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares ( if any) :
***The issue is cancelled***

Market information about the issued shares:
***The issue is cancelled***

Additional important information about the issued shares:
***Prices are given as before denomination***

Number of issue: *2*
Category: ***preference***
Type of shares : ***preference of type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration:***31.03.1995***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***

Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***3 517 825***

Information about state registration of the report on the issue's results:
Date of registration:*22.04.1997*
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares ( if any) :
***All the shares of the issue are cancelled***
Market information about the issued shares:
***All the shares of the issue are cancelled***

Additional important information about the issued shares:
***Prices are given as before denomination***

Number of issue: *3*
Category: ***common***

Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***35. 97 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***379 606 697. 25***

Information about the issue's state registration:
Date of registration:*22.04.1997*
Registration number: ***18-1-1807***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 02.06 1997 till 24.10.1997***

Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:
Date of registration:*24.10.1997*
Body, realized the state registration: ***Federal Commission on Securities' Market of Russia***

Limitations in circulation of the issued shares ( if any) :
***All the shares of the issue are cancelled***

Market information about the issued shares:
***Prices are given as after the denomination. Before the denomination a share's par value constituted 35 970 rubles.***

Additional important information about the issued shares:
***none***

Number of issue: ***3***
Category: ***preference***
Type of shares:
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***35. 97***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***126 536 165. 25***

Information about the issue's state registration:
Date of registration:*22.04.1997*
Registration number: ***18-1-1808***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 02.06 1997 till 24.10.1997***

Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***3 517 825***

Information about state registration of the report on the issue's results:
Date of registration:***24.10.1997***
Body, realized the state registration: ***Federal Commission on Securities' Market of Russia***

Limitations in circulation of the issued shares ( if any) :
***All the shares of the issue are cancelled***

Market information about the issued shares:
***All the shares of the issue are cancelled***

Additional important information about the issued shares:
***Prices are given as after the denomination. Before the denomination a share's par value constituted 35 970 rubles..***

Number of issue: ***4***
Category: ***common***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***1 150 323 325***
Total volume of the issue: ***379 606 697. 25***

Information about the issue's state registration:
Date of registration:***27.12.2001***
Registration number: ***1-04-00062-A***
Authority realized the state registration: ***FKCB of Russia***

Method of placement: ***conversion***
Period of placement: ***from 21.01 2002 till 21.01.2002***
Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered report on the issue's results: ***1 150 323 325***

Information about state registration of the report on the issue's results:
Date of registration:***26.02.2002***
Body, realized the state registration: ***Federal Commission on Securities' Market of Russia***

Limitations in circulation of the issued shares ( if any) :
***none***

Market information about the issued shares:

*Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.*

***ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).***

Additional important information about the issued shares:
***none***

Number of issue: ***4***
Category: ***preference***
Type of shares: *Type A*
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***0.33***

Total number of the issued securities: ***383 442 925***
Total volume of the issue: ***126 536 165. 25***

Information about the issue's state registration:
Date of registration:*27.12.2001*
Registration number: *2-04-00062-A*
Authority realized the state registration: ***Federal Commission on Securities' Market of Russia***

Method of placement: ***conversion***
Period of placement: ***from 21.01 2002 till 21.01.2002***
Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered report on the issue's results: ***383 442 925***

Information about state registration of the report on the issue's results:
Date of registration:*26.02.2002*
Body, realized the state registration: ***Federal Commission on Securities' Market of Russia***

Limitations in circulation of the issued shares ( if any) :
***none***

Market information about the issued shares:

*Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.*

Additional important information about the issued shares:
*None*

Number of issue: *5*
Category: ***ordinary***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***148 513 485***
Total volume of the issue: ***49 009 450.05***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***1-05-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***
Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***148 513 485***

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***none***

Market information about the issued shares:
***Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.***
***ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).***

Additional material information about the issued shares:
***none***

Number of issue: *5*
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***49 503 645***
Total volume of the issue: ***16 336 202.85***

Information about the issue's state registration:
Date of registration:***15.08.2001***

Registration number: ***2-05-00062-A***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***49 503 645***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***none***

Market information about the issued shares:
***Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.***

Additional material information about the issued shares:
***none***

Number of issue: ***6***
Category: ***ordinary***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***502 266 342***
Total volume of the issue: ***165 747 892.86***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***1-06-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***502 266 342***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :

***none***

Market information about the issued shares:

***Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.***

***ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).***

Additional material information about the issued shares:
***none***

Number of issue: ***6***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***167 422 099***
Total volume of the issue: ***55 249 292.67***

Information about the issue's state registration:
Date of registration: ***15.08.2001***
Registration number: ***2-06-00062-A***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***167 422 099***

Information about state registration of the report on the issue's results:
Date of registration: ***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***none***

Market information about the issued shares:

***Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.***

Additional material information about the issued shares:
***none***

Number of issue: ***7***

Category: ***ordinary***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***6 141 699***
Total volume of the issue: ***2 026 760.67***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***1-07-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***6 141 699***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***none***

Market information about the issued shares:

***Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.***

***ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).***

Additional material information about the issued shares:
***none***

Number of issue: *7*
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***20 471 554***
Total volume of the issue: ***6 755 612.82***

Information about the issue's state registration:
Date of registration:***15.08.2001***
Registration number: ***2-07-00062-A***

State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***20 471 554***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***none***

Market information about the issued shares:
***Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.***

Additional material information about the issued shares:
***none***

Number of issue: ***8***
Category: ***ordinary***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***21 114 547***
Total volume of the issue: ***6 967 800.51***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***1-08-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***21 114 547***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***none***

Market information about the issued shares:

***Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.***

***ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).***

Additional material information about the issued shares:
***none***

Number of issue: ***8***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***7 038 243***
Total volume of the issue: ***2 322 620.19***

Information about the issue's state registration:
Date of registration:***15.08.2001***
Registration number: ***2-08-00062-A***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***7 038 243***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***none***

Market information about the issued shares:

***Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.***

Additional material information about the issued shares:
***none***

Number of issue: ***9***
Category: ***ordinary***

Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***14 714 885***
Total volume of the issue: ***4 855 912.05***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***1-09-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***14 714 885***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***none***

Market information about the issued shares:
***Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.***
***ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).***

Additional material information about the issued shares:
***none***

Number of issue: ***9***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***4 904 976***
Total volume of the issue: ***1 618 642.08***

Information about the issue's state registration:
Date of registration:***15.08.2001***
Registration number: ***2-09-00062-A***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***4 904 976***

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***none***

Market information about the issued shares:
***Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.***

Additional material information about the issued shares:
***none***

Number of issue: ***10***
Category: ***ordinary***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***642 567 217***
Total volume of the issue: ***212 047 181.61***

Information about the issue's state registration:
Date of registration:*15.08.2002*
Registration number: ***1-10-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***642 567 217***

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***none***

Market information about the issued shares:

*Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.*

*ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).*

Additional material information about the issued shares:
***none***

Number of issue: ***10***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***214 189 311***
Total volume of the issue: ***70 682 472.63***

Information about the issue's state registration:
Date of registration:***15.08.2001***
Registration number: ***2-10-00062-A***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***7 038 243***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***none***

Market information about the issued shares:

*Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.*

Additional material information about the issued shares:
***none***

Number of issue: ***11***
Category: ***ordinary***
Form of securities: ***registered book-entry***

Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***123 680 792***
Total volume of the issue: ***40 814 661.36***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***1-11-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***123 680 792***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***none***

Market information about the issued shares:
***Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.***
***ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).***

Additional material information about the issued shares:
***none***

Number of issue: ***11***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***41 219 624***
Total volume of the issue: ***13 602 475.92***

Information about the issue's state registration:
Date of registration:***15.08.2001***
Registration number: ***2-11-00062-A***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***41 219 624***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***none***

Market information about the issued shares:
***Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.***

Additional material information about the issued shares:
***none***

Number of issue: ***12***
Category: ***ordinary***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***251 943 205***
Total volume of the issue: ***83 141 257.65***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***1-12-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***251 943 205***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***none***

Market information about the issued shares:

*Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.*

*ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).*

Additional material information about the issued shares:
***none***

Number of issue: *12*
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***83 981 261***
Total volume of the issue: ***27 713 816.13***

Information about the issue's state registration:
Date of registration:***15.08.2001***
Registration number: ***2-12-00062-A***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10. 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***83 981 261***

Information about state registration of the report on the issue's results:
Date of registration:*20.12.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***none***

Market information about the issued shares:

*Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.*

Additional material information about the issued shares:
***none***

Number of issue: *13*
Category: ***ordinary***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***44 026 676***
Total volume of the issue: ***14 528 803.08***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***1-13-00062-A***
State registration authority: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***distribution is completed***
Number of actually registered shares according to the registered issue report: ***44 026 676***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***none***

Market information about the issued shares:
***Non-commercial partnership " Stock Exchange RTS", Non-commercial partnership " Saint-Petersburg Stock Exchange", off-board trading in MICEX.***
***ADR-1 representing common stock – in OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).***

Additional material information about the issued shares:
***none***

**57. Information about the issuer's bonds.**

Number of issue: ***1***
Series: ***K-1***
Type: ***interest-bearing***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***500 rubles***

Total number of the issued securities: ***500***
Total value of the issue: ***250 000***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***4-01-00062-A***
State registration authority performing the registration: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered issue report: ***500***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***none***

Market information on the issued securities:
***No information***
Period before maturity: ***from 31.10.2002 to 31.12.2003***

Income on the issued bonds:
In percentage of the par value: ***The bond owner shall be entitled to get fixed income payment amounting to 0.1 percent of the bond's par value at redemption.***
Other payable equivalent per bond (RUR): ***If technically possible, the bond owner shall be entitled to get access to the telephone network from one subscriber number in Nalchik, Kabardino-Balkarian Republic.***
Other income and property rights attached to the issued bonds: ***no other income***

Redemption period: ***from 1.10.2003 to 31.12.2003***
Terms and the arrangements of the redemption: ***Not earlier than on 1 October 2003 the bond owner shall send an application on redemption to the Issuer.***
***Redemption of the bonds by the Issuer is made by payment of par value and fixed income payment amounting to 0.1 percent of the bond's par value.***
***If the written application is not submitted, the Issuer is not released of its obligation to redeem the bonds of "K-1" series.***
***Payments of bonds redemption shall be made in turn of submitting the applications on redemption by the bonds owners during 30 days, not later than 31 December 2003.***
Periodicity of payments to the bond owner: ***one-time payment***
Forms of payments: ***in cash, cashless***
***Payments are made:***

- ***in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC ;***
- ***by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner).***

***There is no redemption before maturity.***

Collateral for the bond issue:
***Not provided***

Income on the bonds paid in the reported quarter:

In cash: ***0 rubles***
***The bond owner shall be entitled to get fixed income payment amounting to 0.1 percent of the bond's par value only at redemption.***

Other valuable equivalent: ***no***
***Telephones were installed for all the bond owners.***

Other property rights and/or other income: ***RUR 0***
***No***

Additional material information about the issued shares:
***no***

Number of issue: ***2***
Series: ***K-2***
Type: ***interest-bearing***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***500 rubles***

Total number of the issued securities: ***500***
Total value of the issue: ***250 000***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***4-02-00062-A***
State registration authority performing the registration: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered issue report: ***500***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***none***

Market information on the issued securities:
***No information***
Period before maturity: ***from 31.10.2002 to 31.12.2003***

Income on the issued bonds:
In percentage of the par value: ***The bond owner shall be entitled to get fixed income payment amounting to 0.5 percent of the bond's par value at redemption.***

Other payable equivalent per bond (RUR): ***If technically possible, the bond owner shall be entitled to get access to the telephone network from one subscriber number in Nalchik, Kabardino-Balkarian Republic.***
Other income and property rights attached to the issued bonds: ***no other income***

Redemption period: ***from 1.10.2003 to 31.12.2003***
Terms and the arrangements of the redemption: ***Not earlier than on 1 October 2003 the bond owner shall send an application on redemption to the Issuer.***
***Redemption of the bonds by the Issuer is made by payment of par value and fixed income payment amounting to 0.5 percent of the bond's par value.***
***If the written application is not submitted, the Issuer is not released of its obligation to redeem the bonds of "K-2" series.***
***Payments of bonds redemption shall be made in turn of submitting the applications on redemption by the bonds owners during 30 days, not later than 31 December 2003.***
Periodicity of payments to the bond owner: ***one-time payment***
Forms of payments: ***in cash, cashless***
***Payments are made:***

- ***in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC ;***
- ***by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner).***

***There is no redemption before maturity.***

Collateral for the bond issue:
***Not provided***

Income on the bonds paid in the reported quarter:
In cash: ***88 942.5 rubles per 500 bonds***
***The bond owner shall be entitled to get fixed income payment amounting to 0.5 percent of the bond's par value only at redemption.***

Other valuable equivalent: ***no***
***Telephones were installed for all the bond owners.***

Other property rights and/or other income: ***RUR 0***
***No***

Additional material information about the issued shares:
***no***

Number of issue: ***3***
Series: ***C-1***
Type: ***interest-bearing***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***2 500 rubles***

Total number of the issued securities: ***3 566***
Total value of the issue: ***8 915 000***

Information about the issue's state registration:
Date of registration:*15.08.2002*
Registration number: ***4-03-00062-A***
State registration authority performing the registration: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered issue report: ***3 566***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***The bonds can be sold to natural persons. The bonds' sale can be restricted by technical impossibility to install telephones at the place required by the bond owner.***

Market information on the issued securities:
***The bonds are not traded in the formal market***

Period before maturity: ***from 31.10.2002 to 01.07.2003***

Income on the issued bonds:
In percentage of the par value: ***The bond owner shall be entitled to get annual fixed income payment amounting to 1 percent of the bond's par value. In case of delayed interest payment on the bonds the penalty is charged amounting to bank-rate of Sberbank of Russia for current accounts. The penalty is to be paid at one time with the interest payment on the bonds.***
Other payable equivalent per bond (RUR): ***From 1996 to 1999 the bond owner shall be entitled to install telephone with top priority in time and place indicated in the bond.***
Other income and property rights attached to the issued bonds: ***no other income***

Redemption period: ***from 1.05.2003 to 1.07.2003***
Terms and the arrangements of the redemption: ***At maturity the bond owner shall receive a par value of the bond except for the cost of telephone installation as at the date of its installation.***
***Maturity period for the bonds acquired***
***from 01.01.1998 to 25.03.1998 is from 1 May 2003 to 1 July 2003.***
***There is no redemption before maturity.***

Collateral for the bond issue:
***Not provided***

Income on the bonds paid in the reported quarter:
In cash: ***0 rubles***
***Maturity period for the bonds acquired***

*from 01.01.1998 to 25.03.1998 is from 1 May 2003 to 1 July 2003.*

Other valuable equivalent: ***no***
***From 1996 to 1999 the bond owner had the right to install telephone with top priority in time and place indicated in the bond.***

Other property rights and/or other income: ***RUR 0***
***No***

Additional material information about the issued shares:
***no***

Number of issue: ***4***
Series: ***C-2***
Type: ***interest-bearing***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***300 rubles***

Total number of the issued securities: ***6***
Total value of the issue: ***1 800***

Information about the issue's state registration:
Date of registration:***15.08.2002***
Registration number: ***4-04-00062-A***
State registration authority performing the registration: ***FCSM of Russia***

Mode of placement: ***swap during reorganization***
Period of placement: ***from 31.10 2002 till 31.10.2002***

Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered issue report: ***6***

Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***The bonds can be distributed only among the persons living at the addresses where it is technically possible for "Sevosetinelectrosvyaz" to install a telephone and if such persons – the bond owners – are registered at the aforementioned addresses or have the documents evidencing their right of property for the living quarters.***

Market information on the issued securities:
***The bonds are not traded in the formal market***

Period before maturity: ***from 31.10.2002 to 01.11.2005***

Income on the issued bonds:
In percentage of the par value: ***The bond owner shall be entitled to get annual fixed income payment amounting to 1 percent of the bond's par value.***
Other payable equivalent per bond (RUR): ***If it is technically possible for "Sevosetinelectrosvyaz" – branch of "UTK" PJSC – to install a telephone, the bond owner shall be entitled to redeem the bond before the maturity period by installation of a telephone with top priority not later than one year from the date of the bond's primary distribution. At the installation of a telephone a par value and interest income on the bond is being redeemed.***
Other income and property rights attached to the issued bonds: ***no other income***

Redemption period: ***from 1.10.2005 to 1.11.2005***
Terms and the arrangements of the redemption: ***At maturity the bond owner shall receive a par value of the bond and the interest income on the bond not later than 7 (seven) days from the date of submission of the application on redemption.***
***There is no redemption before maturity.***
Terms and the arrangements of the redemption before maturity: ***The bond owner shall be entitled to redeem the bond before maturity by installation of a telephone with top priority. At the installation of a telephone a par value and interest income on the bond is being redeemed.***
***Technical possibility of the telephone installation implies that:***

- ***the address is located within the service area of "Sevosetinelectrosvyaz" – branch of "UTK" PJSC;***
- ***presence of unoccupied subscriber lines in main and secondary cables;***
- ***presence of vacant number capacity at automatic telephone exchanges operating in this region.***

Collateral for the bond issue:
***Not provided***

Income on the bonds paid in the reported quarter:
In cash: ***0 rubles***
***Annual fixed interest income amounting to 1 percent of the bond's par value is not to be paid in the quarter under review.***

Other valuable equivalent: ***0 rubles***
***In the 4th quarter of 2002 "Sevosetinelectrosvyaz" had no technical possibility to install telephones for the owners of 6 outstanding bonds.***

Other property rights and/or other income: ***RUR 0***
***No***

Additional material information about the issued shares:
***no***

## D. Other information about the Issuer's securities.

**58,59,60. Rights attached to the Issuer's shares. Dividends on the Issuer's share .**

*58.1*

Category of shares: ***ordinary***

Form of shares: ***registered book-entry***

Full name of the shares' category/type: ***ordinary registered book-entry shares***

Rights of a shareholder of this category: ***Each ordinary share grants the shareholder – its owner - the equal scope of rights. Each ordinary shareholder shall be entitled:***

1. ***to take part in General Shareholders' Meeting pursuant to the current legislation of the Russian Federation;***
2. ***to receive dividends according to the order determined by the current Russian legislation and the present Charter in case the Company announces their payment;***
3. ***to get the portion of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares owned by him;***
4. ***to have free access to the Company's documents pursuant to paragraph 1 of Article 89 of the Federal Law "On Joint-stock Companies" in order determined by Article 91 of the aforementioned Law;***
5. ***to demand confirmation of a shareholder's rights for shares from the Registrar in the form of issue of an excerpt from the register of the Company's shareholders.***
6. ***to get information about all records on his personal account from the Registrar and other information stipulated by the legislation of the Russian Federation regulating the order of keeping the register of shareholders;***
7. ***to alienate the shares held by him without consent of the Company and other shareholders;***
8. ***to bring suits to the courts because of violation of his civil rights including demand of recovery of damages from the Company;***
9. ***to demand redemption by the Company of all or part of shares held by him in cases and in order stipulated by the current legislation of the Russian Federation;***
10. ***to sell his shares to the Company in case the Company decided to buy them;***
11. ***to demand from the Company an excerpt from the list of shareholders entitled to take part in the General Shareholders' Meeting containing information about a shareholder;***
12. ***to transmit his rights or part of rights to his authorized proxy (proxies);***

***Any shareholder that owns 1% or more of the Company's voting shares is entitled to demand information from the Registrar about the name of shareholders registered in the list and about the number, category and par value of shares held by them (this information does not include the shareholders' addresses).***

***Any shareholder or group of shareholders that owns 1% or more of the Company's placed ordinary shares is/are entitled to bring suits against a member of the Company's Board of Directors, individual executive body, member of the collective executive body as well as managing organization or manager demanding indemnification of expense which may arise out of any act or failure to act of the aforementioned persons.***

***Shareholders that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting.***

*Information from the documents of natural persons and Postal addresses can be given only by their expressed assent.*

*Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to place issues for the annual General Shareholders' Meeting's agenda and to nominate candidates to the Company's governing and supervising bodies. When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda the aforementioned shareholders are entitled to nominate candidates to the Board of Directors.*

*Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares at the submission date is/are entitled to demand calling an Extraordinary General Shareholders' Meeting by the Company's Board of Directors. In case the Board of Directors does not approve the resolution on calling an Extraordinary General Shareholders' Meeting within the period defined by the current legislation of the Russian Federation and the present Charter or approves the resolution on refusal to call it, the Extraordinary General Shareholders' Meeting can be called by the aforementioned shareholder(s).*

*Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares is/are entitled to request at any time audit of the Company's financial and economic activities.*

*Any shareholder or group of shareholders that owns 25% or more of the Company's total number of voting shares is/are entitled to have free access to the Company's accounting records and the minutes of the Management Board's meetings and to obtain copies of the aforesaid documents.*

*Shareholders – holders of the Company's ordinary shares are granted other rights as stipulated by the current legislation of the Russian Federation, other legal documents and the present Charter.*

Dividends for shares of this category (type):
Period : ***1999***
One share dividend (RUR) : ***1.94***
Total amount of dividends for shares of this type (category) (RUR) : ***20 473 664***
Total amount of dividends actually paid for shares of this category (type) (RUR):
***20 473 664***

Period : ***2000***
One share dividend (RUR) : ***2.94***
Total amount of dividends for shares of this type (category) (RUR) : ***31 027 070***
Total amount of dividends actually paid for shares of this category (type) (RUR):
***22 567 376.82***

Period : ***2001***
One share dividend (RUR) : ***0.18908***
Total amount of dividends for shares of this type (category) (RUR) : ***217 492 829.43***
Total amount of dividends actually paid for shares of this category (type) (RUR):
***83 179 314.62***

Size of dividend , date of payment of which does not start (RUR): *0*

*58.2*

Category of shares: ***preferred***

Type of shares : ***A***

Form of shares: ***registered book-entry***

Full name of the shares' category/type: ***preferred registered book-entry Type A***

Rights of a shareholder of this category (type):

***Each preferred Type A share shall grant its holder equal scope of rights.***

1. ***Holders of preference Type A shares shall be entitled to receive annual fixed dividend except for the cases specified by the present Charter. The total amount to be paid as dividend on each of preference Type A share is set to be 10% of the net profit of the Company in the last fiscal year divided by the number of shares accounting for 25% of the charter capital of the company. If the amount of dividend paid by the Company on each ordinary share in a certain year exceeds the amount to be paid as dividend on each preference Type A share, the latter shall be increased up to the amount of dividend paid on the ordinary shares.***
2. ***The shareholders -- holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right if the issues of reorganization or liquidation of the Company are to be resolved or if the Meeting shall decide on introduction of amendments and additions to the Charter of the Company restricting the rights of holders of this type of shares..***
3. ***The shareholders -- holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right on all issues within its authority, starting from the annual General Shareholders' Meeting following the Meeting at which a resolution to pay dividend on this type of preferred shares was not passed, or a resolution to pay incomplete dividend amount on this type of preferred shares was passed. The right of shareholders – holders of the preference Type A shares to vote at the General Shareholders' Meeting shall be terminated as of the moment of the first payment of dividend made on the preference Type A shares in full.***
4. ***The shareholders -- holders of the preference Type A shares have the same rights as specified by Articles 7.2.2, 7.2.3, 7.2.4, 7.2.5, 7.2.6, 7.2.7, 7.2.8, 7.2.10, 7.2.11, 7.2.12 of the present Charter for ordinary shareholders. These rights are also granted to the shareholders – holders of the preference Type A shares if these shares are not voting ones.***
5. ***The shareholders – holders of the preference Type A shares have the rights specified by Articles 7.3,7.6, 7.7, 7.8, 7,9 of the present Charter if preference Type A shares have voting right on all issues within the authority of a General Shareholders' Meeting.***
6. ***The shareholders – holders of the preference Type A shares are entitled to demand redemption of all or part of shares, held by them, by the Company in cases and in order stipulated by the effective legislation of the Russian Federation.***
7. ***The holders of the preference Type A shares that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of natural persons and Postal addresses can be given only by their expressed assent.***

8. ***Shareholders – holders of the Company's preferred Type A shares are granted other rights as stipulated by the effective legislation of the Russian Federation, other legal documents and the present Charter.***

Dividends on the shares of this category (type):
Period : ***1999***
One share dividend (RUR) : ***8.32***
Total amount of dividends under shares of this type (category) (RUR) : ***29 268 304***
Total amount of dividends actually paid under shares of this category (type) (RUR):
***29 268 304***

Period : ***2000***
One share dividend (RUR) : ***11.06***
Total amount of dividends under shares of this type (category) (RUR) : ***38 907 145***
Total amount of dividends actually paid under shares of this category (type) (RUR):
***18 648 830***
Period : ***2001***
One share dividend (RUR) : ***0.18908***
Total amount of dividends under shares of this type (category) (RUR) : ***72 497 266.32***
Total amount of dividends actually paid under shares of this category (type) (RUR):
***13 307 003.16***

Size of dividends, date of payment under which does not start (RUR): ***0***

**61. Restrictions in respect of the securities' circulation.**

*See items 56 and 57*

**62. Other material information on the Issuer's securities.**

*No such information*

# APPENDIX

## Accounting records for the year 2000

*Accounting reports of ""Kubanelectrosvyaz" Open Joint Stock Company*

## ACCOUNTING POLICY

*of "Kubanelectrosvyaz" PJSC, 2000*

1. *Accounting recording of the company's activity should be made using journal &order system. Way of using this system in each branch must be approved by the director's order with indication of numbers and names of journals of orders and turnover balance sheets on analytical accounts.*

*Activity accounting is carried out by means of double recording according to Plan of accounts of activity accounting using journal &order form.*

*While keeping activity accounting there must be identity of analytic accounting data and turnovers and demand balances according to accounts of synthetic accounting as at the first day of each month, and also of figures in balance sheets and data of synthetic and analytic accounting.*

2. *Accounting records should be used in accordance with work plan of accounts of accounting records (see Annex №1).*
   *When using accounts different from work plan in the branches of the Company, they must be approved by the director of the branch and submitted beforehand to the Company's chief accountant's approval.*

3. *Technology of accounting data processing is mixed: automated and partially manual.*

4. *Accounting records of property, obligations and economic transactions should be kept in rubles and copecks. Record accounting of fixed and intangible assets should be maintained in rubles. Resulting differences in sums must be written off regarding financial result, not decreasing the taxable profit. Accounting records (forms № 1,2,3,4,5,) and tax payments must be presented in rubles.*

5. *Schedule time of making up monthly balance sheet is 15 day of the next month after the reported one. Final documents of monthly accounts are to be form № 1 "Balance sheet" and form № 2 "Profits and losses statement". Tax payments are to be made in time prescribed by fiscal legislation.*
6. *Forms of initial documents used for executing records of economic transactions, not having standard forms of initial documents, are to be approved by the branches directors' orders with supplement of these forms.*
7. *To provide accounting data adequacy inventory should be made in times and cases when it is necessary according to current legislation and when it is extra necessary according to the directors' order. Inventory of fixed assets is to be taken once in three years and the inventory of property and financial obligations must be taken every year before making up annual balance sheet.*
   *Inventory of overdue accounts receivable should be taken twice a year not later than at July,1 and December, 1 with registration of two-sided reconciliation of accounts. Accounts receivable and payable are written off at the end of the reported year by order of General Manager on the basis of the commission's recommendations in the following way:*
   - *accounts receivable with expired term of limitation of action, other bad debts are written off to the financial results;*

- *accounts payable are written off to the financial results after 3 years of the date of formation. Moreover, during 5 years written-off accounts receivable and payable should be indicated in below-line accounts for control.*
  *Inventory lists and other documents concerned (orders, acts, explanatory notes and the like) should be added to annual balance sheets in the branches.*
  *Act on results of the made annual inventory should be added to the forms of annual statement given to centralized accounts department.*

8. *To approve time of advance accounts delivery for advance holders not later than:*
   - *3 days (excluding rest-days) after return from business trip;*
   - *30 working days after giving money on account, but not later than 10 working days after date of its spending.*

*To approve limit sums of money given on account ( for economic needs – not more than 5 RUR thousand, for traveling expenses – according to accounts for the period of business trip, for other needs – according to signed by the director applications).*
*Daily allowances should be paid in accordance with statutory standards except for the director's order on an individual business trip.*
*Extra traveling expenses are paid at the expense of the Company's cash resources with corresponding taxation.*
*If advance report is not given in time or the rest of money is not returned into cash, all sum at the end of the month should be included in total revenue of advance holder with corresponding taxation.*
*If an advance holder has a debt, money shouldn't be given to him on account.*

9. *Accounting records of currency accounts and of property and obligations in foreign currency should be maintained in rubles by rate of exchange of Central Bank of the Russian Federation at the date of operation performance and also at the date of making monthly accounting records. Rate of exchange differences should be shown in accounting records of the reporting period which the date of account refers to and according to which account 83 "Differed income" is made. Differences should be included into losses or income once only in form of amount of balance at the end of a quarter.*

10. *Objects, having at the date of acquisition limit value of no more than 100-multiple size of monthly wage floor independent of their life time, and objects with life time less than one year independent of their value, can be considered as objects of little value and objects with short life time.*

*Objects with short life time and of little value, no more than one-twentieth of the specified limit value for one object, are written off when putting into operation.*
*To provide safety of such objects during usage appropriate control of their movement should be exercised.*
*Value of such objects is paid off by means of depreciation accounting at the rate of 50% of their value when putting into operation and at the rate of the rest 50% (minus value of these articles at the price of possible usage) – when retiring because of uselessness.*

11. *Objects having value of more than 100- multiple size of monthly wage floor can be considered as fixed assets. Fixed assets' value is paid off according to established normative acts during their standard life time ( item 9 Regulation on structure of expenses for production and sales of goods (works, services) included into the prime cost of goods (works, services) and on the order*

*of formation of financial results which are taken into account when taxation of income (Decree of the Government of the Russian Federation №552 at August, 5, 1992. Depreciation of the Company's fixed assets is carried out according to Standards of depreciation charges for complete reconstruction of fixed assets, approved by the Decree of the USSR Sovmin № 1072 at 22.10.90.*

*Depreciation is not made for fixed assets , received as a present or free of charge during privatization, bought on budget allocations and other similar resources, for fixed assets temporarily closed down by the director's order for not less than 3 months and also for bought editions (books, booklets and the like).*

*Evaluation of fixed assets should be carried out in accordance with initial cost regarding actual expenses for acquisition, building and production. Evaluation of fixed assets, cost of which is determined in foreign currency when acquiring, should be carried out in rubles by converting the currency according to official rate of exchange of Central bank at the date of acquisition by housekeeping right. Costs for fixed assets' repair are included into the prime cost of production as carrying out repairs.*

*To promote the development of the branch "communications" and introduction of high-performance communication systems, equipment and mechanisms, method of accelerated depreciation with acceleration ratio = 2 towards the active part of fixed assets should be used:*

- *cable lines supported on poles or built on buildings' walls:*

*with metal casing (code 30018)*
*with plastic casing (code 30019)*

- *communication equipment ( codes 45601, 45608, 45613, 45618, 45620, 45621, 45623, 45609, 45622, 45624).*

*12. Fixed assets should be re-appraised once at the beginning of the reporting year by direct recalculation of balance-sheet value.*

*13. Intangible assets' accounting should be carried out similar to fixed assets' accounting. Time of intangible assets' effective serviceability should be determined depending on documents of acquisition or on the deed of conveyance from the moment of putting in usage.. If it is impossible to determine time of effective usage of some intangible assets, then this time and standards of depreciation are specified by the branch's director on the basis of commission's report or the basis of ten years' timing ( but not more than the period of the company's validity).*

*Clearance of intangible assets' value is made by line method depending on standards calculated by the company on the basis of time of their effective usage.*

*Depreciation is not made for intangible assets , received as a present or free of charge during privatization, bought on budget allocations and other similar resources.*

*14.Production facilities (primary goods, materials, fuel, spare parts and others) are indicated in balance accounting according to actual cost of acquisition (production). When putting production facilities in operation and other retirement of assets any method can be used. The order on the selected method should be issued at a branch (in accordance with prime cost of each unit, average prime cost, method FIFO or LIFO).*

*Evaluation of goods at retail trade is carried out either according to selling-price using account 42 " Trade extra-charges", or according to buying price. The chosen method must be approved by order of the branch's director.*

*Accounting of trade operations (wholesale trade, retail trade, public catering) should be made in accordance with standard acts. Provision and delivery costs should be included into buying price of goods.*

*15. Methods of accounting and valuation of finished commodity, and order of accounting of unfinished production are to be approved by each branch that makes products.*

*16. Production costs' accounting should be made in the following way:*

- *production costs should be written off in the reporting period when they took place;*
- *costs accounting should be made using direct costs mentioning in account 20 "Major production" consisting of direct costs, debited to accounts 20 " Major production" and 23 "Auxiliary production", and indirect costs, debited to accounts "General total costs" 25 and 26);*
- *indirect costs are distributed pro rata direct costs referring to prime cost;*
- *total economic costs should be written off to prime cost of production, goods, services according to objects of calculations;*
- *time and direction of deferred expenses' writing off are determined by conditions of these expenses, by the current legislation and, if necessary, by the director's order;*
- *unfinished production should be reflected in balance sheet in accordance with actual costs;*
- *accounting should be carried out separately for expenditures associated with basic activity, commerce, capital construction and securities' transactions;*
- *medical insurance of workers should be covered at the expense of prime cost within 1 % of volume of cashable production. Contracts of medical insurance should be executed adequately;*
- *transport-storaging costs should be referred to production costs or prime cost.*

*17. Method of proceeds from sales should be determined in accordance with the following taxes:*

*a) profit tax*
*b) VAT*
*c) Use of highway tax*
*d) Maintenance of housing and communal services tax*

*Sales tax should be taken from money sums received in the branch's cash. In accordance with Regulations on the order of calculating and paying of sales tax approved by the Krasnodar region State Fiscal Inspection and by Department on budget, finances and control of the Krasnodar region government at 27.11.98.*

*18.Accounting period for charge of proceeds of services is considered to be a calendar month.*
*Order of services and goods' pricing with the exception of communication services should be approved in each branch.*

*19.Reserve funds for fixed assets' repairs should be created according to the branch director's decision.*
*Inventory of each reserve's balance should be made as at January, 1 of the next year after reporting one. If necessary the correction or closing of reserve funds should be done according to legislation.*

*20. Reserve funds for bad debts of other companies and citizens should be created with assignment of reserve sums to the financial results, at that:*

- *bad debt is declared to be accounts receivable that are not paid off in time under agreement and not appropriately guaranteed;*

- *bad debt reserve is created on the basis of results of receivables' inventory held at the end of the reporting year;*
- *size of reserve is determined separately for each bad debt depending on the debtor's financial state (ability to pay) and possibility of charge of the debt completely or partially;*
- *if this reserve for bad debt is not used till the end of the year next to the year of its creation, than unspent sums should be added to the income of the corresponding year.*

*When creating reserves it is necessary to make and approve reserves' accounting as grounds for these sums.*

*21.Liabilities are shown in evaluation without interests at the end of the reporting period.*

*22. Penalties for breach of agreements should be shown in the balance sheet at the moment of cash inflow to the company's (branches') accounts.*

*23. In accordance with constitutive documents special purpose funds are created at the expense of net income: accumulation fund, consumption fund, special fund of the Company's management. At the expense of net income withdrawal of depreciation funds is made for financing projects under construction of regional significance. These funds are distributed among the branches with the help of internal documents.*

*24. Periodicity, order of dividends' settlement, coverage of past and current years' losses are determined by the shareholders' meeting and according to current legislation.*

*25.Authorized capital can be increased or decreased in any legal way in accordance with the decision of shareholders' meeting.*

*26. In the Company and its branches:*

- *wages should be paid in accordance with unified tariff scale, approved by collective agreement of "Kubanelectrosvyaz" JSC;*
- *additional payments and supplementary allowances to salaries should be made according to Regulation on the branch employees' remuneration of labor;*
- *additional payments for work during red-letter days, rest days and overhours should be made in accordance with labor legislation;*
- *wages should be paid in time specified in the branches' annexes to the collective agreement of "Kubanelectrosvyaz" PJSC;*
- *time of beginning and ending of working day with break for rest and nourishment should be specified in the branches in accordance with Internal routine rules of "Kubanelectrosvyaz" JSC, orders on labor time for the current year and shift work schedules, approved by administration and coordinated with trade union;*
- *wages should be calculated for actual working time indicated in working time sheet (form № T-13), checked by the branch's economist;*
- *average earnings should be calculated in accordance with Order of calculating average earnings approved by Act of Ministry of Labor № 1 at 16.01.98;*

- *bonus payments should be made according to Regulations on bonus payments to managerial staff, management personnel and the branches' employees;*
- *reduction of bonus payments to the workers, having derelictions of duties, should be made according to Regulations on bonus payments;*
- *payments for travelling character of work should be made according to the current legislation and list of posts and professions, approved by the branch's order. Route sheets are considered to be reporting accounts. Ticket cards should be given on receipt;*
- *financial help should be paid in time and size determined by the collective agreement and in accordance with trade union committee's decision;*
- *privileges for employees working in unhealthy conditions: additional leave, additional payments, shortened working day and right to preferential pension should be granted in accordance with approved lists of posts and professions. Lists of posts and professions are made out on the basis of certification of work places according to conditions of work and are presented as annexes to collective agreement of JSC;*
- *milk is given to employees according to approved lists of post and professions, working in unhealthy conditions. Milk should be given to workers in special rooms on days of work in unhealthy conditions. Substitution of milk with other food or with money is forbidden;*
- *working clothes should be registered and written off according to standard acts;*
- *penalties should be imposed on persons having liability for breakage in case of deficiency or embezzlement in accordance with legislation acts and agreements on liability for breakage signed by such persons.*

27. *Clearing off methods of guns' cost should be determined according to period of effective usage. Cartridges should be given on account, written off by act (with necessary indication what they were used for).*
28. *The Company's and the branches' chief accountants must:*
    - *provide business accounting according to Regulations on business accounting and reporting in Russian Federation, Plan of accounts , Instruction of its usage and other current standard acts;*
    - *provide timely and complete presentation of necessary accounts to the concerned users with accordance to current legislation;*
    - *provide possibility of quick changes in accounting according to changes in current legislation;*
    - *provide reliable determination of taxable base for accounts with budget and non-budget funds for paying taxes and other payments according to current fiscal legislation;*
    - *when generating costs for production goods (works, services) , follow Regulations on costs structure approved by Decree of the Government of the Russian Federation № 552 at 05.08.92, taking into account all changes and additions;*
    - *make business accounting on the basis of original documents of standard forms with the exception of documents, forms of which are approved by present order;*

29. *In each branch the following documents must be approved:*

- *forms of primary documents, used for registration of economic transactions that have not standard forms of primary documents;*
- *list of persons having liability for breakage and list of accountable persons;*
- *list of persons responsible for signing account documents;*
- *list of fixed assets having preferential (reduced) taxation;*
- *list of documents of strict registration.*

*30. The branches' directors must strictly carry out the Company chief accountant's demands concerning order of registration, presentation and recording of primary documents and reports, and time of their presentation to accounts department for drawing up a report.*

# BALANCE SHEET

**As at 31 December 2000**
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

| ASSETS | Line code | At the beginning of the reported period | At the end of the reported period |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **1. LONG-TERM ASSETS** | | | |
| Intangible assets (04, 05) | 110 | 6 162 | 6 500 |
| patents, licenses, trade marks and other similar rights and assets | 111 | 261 | 266 |
| establishment expenses | 112 | | |
| business rating | 113 | | |
| Fixed assets (01,02,03) | 120 | 1 752 170 | 1 960 686 |
| land and natural resources | 121 | | |
| buildings, facilities, machines and equipment | 122 | 1 226 512 | 1 342 697 |
| Unfinished construction (07,08,61) | 130 | 163 513 | 235 931 |
| Profitable investments in material values (03) | 135 | | |
| Property for subleasing | 136 | | |
| Property for rent | 137 | | |
| Long-term financial investments (06, 82) | 140 | 26 710 | 275 642 |
| investments into branch establishments | 141 | 23 600 | 273 497 |
| investments into dependant companies | 142 | 332 | 332 |
| investments into other companies | 143 | 2 778 | 1 813 |
| loans granted to companies with term over 12 months | 144 | | |
| other long-term financial investments | 145 | | |
| Other long-term assets | 150 | | |
| TOTAL for section 1 | 190 | 1 948 555 | 2 478 759 |
| **2. CURRENT ASSETS** | | | |
| Inventories and expenses | 210 | 102 693 | 117 348 |
| raw materials, materials and other similar items (10,15, 16) | 211 | 84 929 | 101 667 |
| cattle (11) | 212 | 95 | 3 |
| Expenses in unfinished production(20,21,23,29,30,36,44) | 213 | 91 | 12 |
| finished products and merchandise(16, 40,41) | 214 | 8 749 | 7 521 |
| dispatched goods (45) | 215 | | |
| deferred expenses (31) | 216 | 8 829 | 8 145 |
| other inventories and expenses | 217 | | |
| VAT on acquired valuables (19) | 220 | 23 811 | 38 163 |

| | | | |
|---|---|---|---|
| Accounts receivable(with payments expected in 12 months or later since reporting date) | 230 | 2 416 | 1 901 |
| buyers and customers( 62,76,82) | 231 | 266 | |
| notes receivable(62) | 232 | | |
| branch establishments and dependant companies (78) | 233 | | |
| advance payments(61) | 234 | | |
| Other receivables | 235 | 2 150 | 1 901 |
| Accounts receivable(with payments expected within 12 months since reporting date) | 240 | 127 341 | 151 061 |
| buyers and customers( 62,76,82) | 241 | 101 214 | 106 848 |
| notes receivable(62) | 242 | | |
| branch establishments and dependant companies (78) | 243 | | |
| participants' (founders') contributions to authorized capital (75) | 244 | | |
| advance payments(61) | 245 | 229 | 991 |
| other receivables | 246 | 25 898 | 43 222 |
| Short-term financial investments (56,58,82) | 250 | 5 134 | |
| investments into dependant companies | 251 | | |
| bought out own shares | 252 | 496 | |
| other short-term financial investments | 253 | 4 638 | |
| Cash resources | 260 | 12 188 | 16 474 |
| cash (50) | 261 | 987 | 1 639 |
| settlement accounts (51) | 262 | 6 929 | 9 782 |
| currency accounts (52) | 263 | 267 | 203 |
| Other cash resources (55,56,57) | 264 | 4 005 | 4 850 |
| Other current assets | 270 | | |
| TOTAL for section 2 | 290 | 273 583 | 324 947 |
| BALANCE (sum of the lines 190+290) | 300 | 2 222 138 | 2 803 706 |

| **EQUITY AND LIABILITY** | **Line code** | **At the beginning of the reported period** | **At the end of the reported period** |
|---|---|---|---|
| **1** | **2** | **3** | **4** |
| **4. FUNDS AND RESERVES** | | | |
| Authorized capital (85) | 410 | 506 143 | 506 143 |
| Additional paid-in capital (87) | 420 | 789 005 | 809 513 |
| Reserve capital (86) | 430 | 12 333 | 47 260 |
| mandatory reserve funds | 431 | 12 333 | 47 260 |
| reserve fund required by constituent documents | 432 | | |
| Social funds (88) | 440 | 66 529 | 63 881 |
| Special purpose financing and funds (96) | 450 | | |
| Retained profit of past years (88) | 460 | 288 377 | 124 745 |
| Uncovered losses of the past years(88) | 465 | | |
| Covered losses of the past years | 466 | (29 316) | |
| Retained profit of the reported year (88) | 470 | | 297 158 |
| Uncovered losses of the reported year (88) | 475 | | |
| TOTAL for section 4 | 490 | 1 633 071 | 1 848 700 |
| **5. LONG-TERM LIABILITIES** | | | |
| Borrowing costs (92,95) | 510 | 57 980 | 187 707 |
| long-term bank credits | 511 | | 170 000 |

| other long-term loans | 512 | 57 980 | 17 707 |
|---|---|---|---|
| Other long-term liabilities | 520 | 183 955 | 243 738 |
| TOTAL for section 5 | 590 | 241 935 | 431 445 |
| **6. SHORT-TERM LIABILITIES** | | | |
| Borrowing costs (90,94) | 610 | 62 089 | 91 909 |
| bank credits | 611 | 62 089 | 91 909 |
| other loans | 612 | | |
| Accounts payable | 620 | 262 477 | 282 261 |
| suppliers and contractors (60,76) | 621 | 125 099 | 107 055 |
| notes payable(60) | 622 | | |
| debt to branch establishments and dependant companies (78) | 623 | | |
| wages to employees(70) | 624 | 19 898 | 34 237 |
| social insurance (69) | 625 | 13 320 | 18 456 |
| debt to budget (68) | 626 | 45 487 | 55 093 |
| advance payments(64) | 627 | 49 139 | 53 910 |
| other payables | 628 | 9 534 | 13 510 |
| Dividend settlements (75) | 630 | 14 313 | 99 300 |
| Deferred income (83) | 640 | 8 253 | 50 091 |
| Provision for future expenses and payments(89) | 650 | | |
| Other short-term liabilities | 660 | | |
| TOTAL for section 6 | 690 | 347 132 | 523 561 |
| BALANCE (sum of the lines 490+590+690) | 700 | 2 222 138 | 2 803 706 |

**RECORDING OF THE COUNT OF VALUABLES MENTIONED IN BELOW-LINE ACCOUNTS**

| Name of below-line account | Line code | At the beginning of the year | At the end of the year |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Leased fixed assets (001) | 910 | 1 102 | 12 625 |
| including leasing | 911 | | |
| Inventory holdings under agreement of bailment (002) | 920 | 117 | 35 |
| Goods taken on commission (004) | 930 | | |
| Written off accounts receivable of insolvent debtors (007) | 940 | 8 523 | 13 190 |
| Liabilities and payments' securities received (008) | 950 | | |
| Liabilities and payments' securities given (008) | 960 | | 829 304 |
| Depreciation of housing stock (014) | 970 | 593 | 173 |
| Depreciation of objects equipped with external modern services and utilities and other similar objects (015) | 980 | | |
| Forms of strict recording | 990 | 826 | 6 956 |

# PROFIT AND LOSS STATEMENT

**For the year 2000**
Company: **"Kubanelectrosvyaz" JSC**
Identification number of tax-payer
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

| **Description** | **Line-code** | **For the reported period** | **For the similar period of the previous year** |
|---|---|---|---|
| **1** | **2** | **3** | **4** |
| 1. Profits and losses from usual activities | | | |
| Net revenue from sales (with the exception of VAT, excises and other compulsory payments) | 10 | 2 173 973 | 1 628 018 |
| Including from communication services | 11 | 1 910 173 | 1 416 497 |
| Cost price of goods , services sold | 20 | 1 624 265 | 1 191 439 |
| Including from communication services | 21 | 1 379 740 | 1 016 454 |
| Gross profit | 29 | 549 708 | 436 57993<br>145 |
| Commercial expenses | 30 | 4 355 | 3 643 |
| Management expenses | 40 | | |
| Profit (loss) from sales (lines 010-020-030-040) | 50 | 545 353 | 432 939 |
| 2. Operating profits and losses | | | |
| Interest income | 60 | 15 | 3 |
| Interest expenses | 70 | 41 426 | 21 092 |
| Income from participation in other enterprises | 80 | 2 187 | 81 |
| Other operating income | 90 | 297 066 | 42 734 |
| Other operating expenses | 100 | 269 426 | 70 743 |
| 3. Non-sales profits and losses | | | |
| non-sales income | 120 | 29 168 | 53 438 |
| non-sales expenses | 130 | 81 423 | 87 931 |
| Profit (loss) before taxation (lines 050+060-070+080+090-100+120-130) | 140 | 481 514 | 349 426 |
| Profit tax and other similar obligatory payments | 150 | 90 480 | 103 395 |
| Profit (loss) from usual activity | 160 | 391 034 | 246 031 |
| 4. Extraordinary profits and losses | | | |

| Extraordinary profits | 170 | | |
|---|---|---|---|
| Emergency losses | 180 | 1 967 | 1 511 |
| Net profit (retained profit (loss) of the reported period) (lines 160+170+180)) | 190 | 389 067 | 244 520 |
| Reference data: Dividend for a preference share | 201 | 0.00832 | 0.003 |
| For an ordinary share | 202 | 0.00194 | 0.0006 |
| Expected dividend in the next reported year: for a preference share | 203 | - | 0.01249 |
| For an ordinary share | 204 | - | 0.00291 |
| Reference data: Dividend for a preference share | 201 | - | - |
| For an ordinary share | 202 | - | - |
| Expected dividend in the next reported year: for a preference share | 203 | - | - |
| For an ordinary share | 204 | - | - |

## INTERPRETATION OF PROFITS AND LOSSES

| Description | Line code | For the reported period | | For the same period of the last year | |
|---|---|---|---|---|---|
| | | profit | loss | profit | loss |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Fines, penalties, forfeits acknowledged or according to judgements on award of damages | 210 | 334 | 57 | 974 | 386 |
| Profit (loss) of past years | 220 | 679 | 10 820 | 43 353 | 25 924 |
| Damages caused by non-execution or improper execution of obligations | 230 | 4 717 | 63 | 1 195 | - |
| Stock exchange differences when operating with foreign currency | 240 | 19 843 | 23 187 | 2 061 | 45 813 |
| Cost reduction of inventories at the end of the reported period | 250 | - | - | - | - |
| Writing off accounts receivable and payable with expired limitation of action | 260 | 352 | 4 807 | 1 863 | 3 316 |

# CAPITAL CHANGES STATEMENT

For **2000**
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

| Description | Line code | Opening balance | Inflow in the reported year | Expenses in the reported year | Closing balance |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| 1. OWNED CAPITAL | | | | | |
| Authorized capital | 010 | | | | |
| Additional paid-in capital | 020 | | | | |
| Reserve fund | 030 | | | | |
| | 040 | | | | |
| Retained profit of past years –total | 050 | | | | |
| Social fund | 060 | | | | |
| | 061 | | | | |
| Special purpose financing - total | 070 | | | | |
| | 071 | | | | |
| TOTAL for section 1 | 080 | | | | |
| | 101 | | | | |
| TOTAL for section 1 | 079 | | | | |
| II. Provisions for future expenses and payments -- total | 080 | | | | |
| TOTAL for section II | 089 | | | | |
| III. Appraisal reserves – total | 090 | | | | |
| TOTAL for section III | 099 | | | | |
| | | | | | |
| Capital at the beginning of the reported period | 100 | | | | |
| Capital growth - total | 110 | | | | |
| Including: Issue of additional shares | 111 | | | | |
| Assets' reappraisal | 112 | | | | |
| Assets' growth | 113 | | | | |
| Reorganization of a juridical person (merger, amalgamation) | 114 | | | | |
| Profits referring to capital growth according to RAS | 115 | | | | |
| Capital reduction – total | 120 | | | | |
| Including: Decrease of a share's par value | 121 | | | | |
| Reduction of the shares' number | 122 | | | | |

| Reorganization of a juridical person (division) | 123 | | | | |
|---|---|---|---|---|---|
| Profits referring to reduction of capital according to RAS | 124 | | | | |
| Capital at the end of the reported period | 130 | | | | |

## REFERENCES

| **Description** | **Line code** | **Opening balance** | | **Closing balance** | |
|---|---|---|---|---|---|
| 1 | 2 | 3 | | 4 | |
| 1) Net assets | 150 | | | | |
| | | **from the budget** | | **From branch and inter-branch funds** | |
| | | **3** | | **4** | |
| | | For the reported year | For the previous year | For the reported year | For the previous year |
| 2) Received for: | | | | | |
| Financing of regular activities | 160 | | | | |
| capital investments | 170 | | | | |

# CASH FLOW STATEMENT

For **2000**
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

| **Description** | **Line code** | **Amount** | **Including** | | |
|---|---|---|---|---|---|
| | | | **current activity** | **investment activity** | **financial activity** |
| 1 | 2 | 3 | 4 | 5 | 6 |
| 1.Opening cash balance | 010 | 8 194 | x | x | x |
| 2. Cash inflow - total | 020 | 3 410 005 | 3 362 599 | 47 406 | |
| including : | | | | | |
| revenue from sales of goods, works and services | 030 | 1 858 687 | x | x | x |
| revenue from selling fixed assets and other property | 040 | 2 297 | 2 297 | | |
| advance payments from buyers (customers) | 050 | 98 536 | x | x | x |
| budget allocation and other special purpose financing | 060 | 4 490 | 4 292 | 198 | |
| non-repayable (gratis) | 070 | | | | |
| credits | 080 | | | | |
| loans | 085 | | | | |
| dividend payments, interest under financial investments | 090 | 2 202 | x | 2 202 | |
| other cash inflow | 110 | 833 474 | 833 474 | | |
| 3. Cash expenses - total | 120 | 3 406 575 | 2 522 247 | 198 884 | 530 |
| including: | | | | | |
| payments for goods, works, services | 130 | 453 424 | 453 424 | | |
| salaries | 140 | 497 463 | x | x | x |
| social costs | 150 | 187 451 | x | x | x |
| sums paid out on account | 160 | 67 752 | 67 752 | | |
| advance payments | 170 | 1 674 | 1 674 | | |
| share holding in construction | 180 | 206 | x | 206 | x |

| | | | | | |
|---|---|---|---|---|---|
| machines, equipment, means of transport | 190 | 324 959 | x | 172 700 | x |
| financial investments | 200 | 530 | | | 530 |
| dividend, interest payments | 210 | 24 268 | x | 24 268 | |
| budgetary payments | 220 | 497 460 | 497 460 | x | |
| payments of the interest under credits and loans | 230 | 513 692 | 511 982 | 1 710 | |
| Other payments | 250 | 837 696 | 837 696 | | |
| 4. Closing cash balance | 260 | 11 624 | x | x | x |
| Reference: | | | | | |
| In line 020 inflows in cash(except for line 100) - total | 270 | 136 919 | | | |
| including payments from: | | | | | |
| legal persons | 280 | 336 753 | | | |
| natural persons | 290 | 1 032 866 | | | |
| including using: | | | | | |
| cash registers | 291 | 381 606 | | | |
| severe accounting forms | 292 | 651 260 | | | |
| Cash resources: | | | | | |
| Receipts from bank to the company's cash | 295 | 118 623 | | | |
| Cash receipts from company to the bank | 296 | 563 119 | | | |

**Explanatory note to the accounting records for the year 2000**

*File with the explanatory note is attached to the file in the section "Other material information on the Issuer's financial and economic activity".*

**Other information about accounting records for the year 2000**

*1. Cash flow statement for the year 2000 is in the file attached to the section "Other material information on the Issuer's financial and economic activity.*
*2. In the cash flow report for the year 2000 line 190 of column 4 shall be read as "152 259".*
*The following lines should be added:*
*"Received loans": code 085, values: column 3 – "6", column 5 – "6".*
*"Including income tax": code 141, values: column 3- "63 921".*
*3. Form # 5 (Appendix to the Balance Sheet) for the year 2000 is in the file attached to the section "Other material information on the Issuer's financial and economic activity*

## Report of the independent auditing company on the statutory accounting reports for the year 2000

*Report of the independent auditing company*
*on the statutory accounting reports for the year 2000*

*Legal address: 14 Staraya Basmannaya St., 103064 Moscow, Russia*

*License to perform general audit No 006000 is issued by the Ministry of Finance of the Russian Federation. The license is valid till 28 June 2003.*

*The state registration certificate of CJSC «Arthur Andersen» No 021566 is issued by Moscow Registration Chamber on 11 February 1993. Current account No 40702810600700353028, BIC No 044525202 in Citibank, Moscow.*

*The audit was performed by:*

*Vadim Alexandrovich Balashov, Audit partner*
*Tatyana Georgievna Golkova, Audit manager*
*Irina Borisovna Smirnova, Audit senior*
*Ilya Victorovich Kuznetsov, Audit senior*

*Auditor* — *Tatyana Georgievna Golkova*
*Certificate of auditor № 024831*

*Report of the independent auditing company to the shareholders on the statutory accounting reports of "Kubanelectrosvyaz" PJSC for the year ended 31 December 2000.*

*1. We have performed an audit of the attached statutory accounting reports of "Kubanelectrosvyaz" PJSC for the year ended 31 December 2000. These statutory accounting reports were prepared by the management of "Kubanelectrosvyaz" PJSC in accordance with the Federal Law No 129-FZ as of 21 November 1996 «On Accounting» and with the Order of the Ministry of Finance of the Russian Federation No 34n as of 29 July 1998 «Regulations for Accounting and Reporting in the Russian Federation». The statutory accounting reports prepared in accordance with the above Federal Law No 129-FZ as of 21 November 1996 «On Accounting» and with the Order of the Ministry of Finance of the Russian Federation No 34n as of 29 July 1998 «Regulations for Accounting and Reporting in the Russian Federation» differ significantly from financial statements prepared in accordance with International Accounting Standards.*

*2. Preparation of these statutory accounting reports is the responsibility of the management of "Kubanelectrosvyaz" PJSC . Our responsibility is to express an opinion on these statutory accounting reports based on our audit.*

*3. We carried out our audit in accordance with the Decree of the President of the Russian Federation No 2263 as of 22 December 1993 «On Auditing in the Russian Federation» and Russian Auditing Standards issued by the Presidential Audit Committee. We planned and performed our audit to obtain reasonable assurance that the statutory accounting reports are prepared in all material respects in accordance with the Federal Law No 129-FZ as of 21 November 1996 «On Accounting» and with the Order of the Ministry of Finance*

*of the Russian Federation No 34n as of 29 July 1998 «Regulations for Accounting and Reporting in the Russian Federation». Our audit included examining, on a test basis, evidence supporting the amounts and disclosures in the statutory accounting reports. We believe that our audit provides a reasonable basis for our opinion on the statutory accounting reports.*

*4.In our opinion, the statutory accounting reports attached to this Report, taking into account amendments mentioned in Appendix 1, present, in all material respects, the assets and liabilities of "Kubanelectrosvyaz" PJSC as of 31 December 2000 and its financial results for the year ended 31 December 2000 in accordance with the Federal Law No 129-FZ as of 21 November 1996 «On Accounting» and with the Order of the Ministry of Finance of the Russian Federation No 34n as of 29 July 1998 «Regulations for Accounting and Reporting in the Russian Federation».*

*5.Without making reservations in our decision we would like to pay your attention to the following circumstances that influence greatly the financial situation of "Kubanelectrosvyaz" PJSC. As at 31 December 2000 the working capital shortage that is surplus of short-time liabilities over the current assets of "Kubanelectrosvyaz" PJSC, taking into account amendments mentioned in Appendix 1, constituted 129 million rubles (this amount does not include long-term liabilities, mentioned in line 520 "Other long-term liabilities" of the balance sheet, to be redeemed within 12 months after the reported date)..*

| | |
|---|---|
| *Partner* | *Vadim Alexandrovich Balashov* |
| *Auditor* | *Tatyana Georgievna Golkova* |
| *20 April 2001* | |

*Appendix 1*

*to the Report of the independent auditing company to the shareholders on the statutory accounting reports of "Kubanelectrosvyaz" PJSC for the year ended 31 December 2000*

1. *During performing an audit of the statutory accounting reports of "Kubanelectrosvyaz" PJSC for the year ended 31 December 2000 we found out deviations from the established order of making accounting records and preparing accounting reports that influenced the authenticity of the accounting reports. In connection therewith, it is necessary to make the following changes in the balance sheet:*

    - *Amount in line 470 "Retained income of the reporting year"(closing balance) should be increased by 69 935 thousand rubles and constitute 367 093 thousand rubles;*

    - *Amount in line 630 "Payments to participants (incorporators)" (closing balance) should be decreased by 69 935 thousand rubles and constitute 29 365 thousand rubles;*

*2. As at 31December 2000 the Company has not made a reserve on bad debts (accounts receivable) which is recommended by PBU 8/98 "Regulations on conditional facts of economic activity" and the Company's accounting policy.*

| | |
|---|---|
| *Partner* | *Vadim Alexandrovich Balashov* |
| *Auditor* | *Tatyana Georgievna Golkova* |
| *20 April 2001* | |

# APPENDIX

## Accounting records
## for the year 2001

*Balance sheet of "Southern Telecommunications Company" PJSC*

**ACCOUNTING POLICY**

*of "Kubanelectrosvyaz" PJSC, 2001*

1. *Accounting recording of the company is carried out by accounts department headed by a chief accountant.*
2. *Accounting recording is carried out by means of double recording according to Plan of accounts of activity accounting using journal &order form.*

*3. While keeping activity accounting there must be identity of analytic accounting data and turnovers and demand balances according to accounts of synthetic accounting as at the first day of each month, and also of figures in balance sheets and data of synthetic and analytic accounting.*

*4.Sales proceeds are determined after execution of works (provision of services) and delivering bills to a customer.*

*5. Depreciation of the Company's fixed assets is carried out according to Standards of depreciation charges for complete reconstruction of fixed assets, approved by the Decree of the USSR Sovmin № 1072 at 22.10.90. To promote the development of the branch "communications" and introduction of high-performance communication systems, equipment and mechanisms, method of accelerated depreciation with acceleration ratio = 2 towards the active part of fixed assets should be used:*

- *cable lines supported on poles or built on buildings' walls:*

*with metal casing (code 30018)*

*with plastic casing (code 30019)*

- *communication equipment ( codes 45601, 45608, 45613, 45618, 45620, 45621, 45623, 45609, 45622, 45624).*

*Depreciation of the Company's intangible assets value is made according to standards calculated by the company on the basis of time of their effective usage. Time of intangible assets' effective serviceability should be determined from the moment of their registration in accounting records. If it is impossible to determine time of effective usage of some intangible assets, then this time is specified on the basis of ten years' timing ( but not more than the period of the company's validity).*

*7.Record accounting of fixed and intangible assets should be maintained in sums rounded to rubles. Resulting differences in sums must be written off regarding financial result , not decreasing the taxable profit.*

1. *Objects, having at the date of acquisition limit value of no more than 100-multiple size of monthly wage floor are included into current assets.*

*9. Value of such objects is paid off by means of depreciation accounting at the rate of 50% of their value when putting into operation and at the rate of the rest 50% (minus value of these articles at the price of possible usage) – when retiring because of uselessness. Objects for kindergarten and rest centers are written off at the rate of 100% when putting into operation.*

*10. Objects of little value, no more than one-twentieth of the specified limit value for one object, are written off when putting into operation.*

*11.To provide accounting data adequacy inventory of property and financial obligations should be taken before making up annual accounting records. Inventory of fixed assets is to be taken once in three years.*

*12.Production facilities (primary goods, materials, fuel, spare parts and others) are indicated in balance accounting according to their actual cost.*

*13. Unfinished production should be reflected in balance sheet in accordance with actual costs.*

*14. Fixed assets and other property can be sold to the employees of the Company at the price exceeding their actual prime cost by 1 %.*

*15. The Company's costs for representations are included into cost price of production (works, services) within the limits determined by the current legislation or at the expense of profit left at the Company's disposal.*

*16. Total amount of expenditures for personnel training referred to cost price of production (works, services) cannot exceed 2% of expenses for wages.*

*17.Reserve funds for fixed assets' repairs may be created to distribute deferred charges evenly to costs of production of the accounting period.*

*18.Costs made in the accounting period but referred to future accounting periods are indicated in balance sheet as deferred charges and regarded to be costs of the period they refer to.*

*19. On the basis of results of receivables' inventory held at the end of the reporting year reserve funds for bad debts of other companies should be created with assignment of reserve sums to the financial results.*

*20.Rate of exchange differences regarding property and obligations to be converted should be included into losses or profits once only in form of amount of balance at the end of a reporting year.*

*21.Actual production cost price is calculated by the Company. Costs mentioned in accounts 26 "General costs" are debited to accounts 20 " Major production" and 23 "Auxiliary production".*

*22.Indirect costs are distributed among objects of calculation according to the value of workers' wages.*

*23 Current and capital costs at the expense of profit left at the Company's disposal are included in the balance sheet as retained income of the previous year formed in account 88 "Retained income (outstanding deficit)".*

*Costs not supported by proper resources cannot be made.*

*24. Account 81 "Utilization of profit" allows for payments to budget at the expense of profit left at the Company's disposal including penalties paid to budget for offence against fiscal legislation.*

*25.Accounting period for charge of proceeds of services is considered to be a month from day 25 to day 25.*

# BALANCE SHEET

**As at 31 December 2001**
Company: **Public Joint Stock Company "Southern Telecommunications Company"**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

| ASSETS | Line code | At the beginning of the reported period | At the end of the reported period |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **1. LONG-TERM ASSETS** | | | |
| Intangible assets (04, 05) | 110 | 6 500 | 2 506 |
| patents, licenses, trade marks and other similar rights and assets | 111 | 266 | 79 |
| establishment expenses | 112 | | |
| business rating | 113 | | |
| Fixed assets (01,02,03) | 120 | 2 561 414 | 3 152 832 |
| land and natural resources | 121 | | |
| buildings, facilities, machines and equipment | 122 | 1 838 388 | 2 162 094 |
| Unfinished construction (07,08,61) | 130 | 235 931 | 170 974 |
| Profitable investments in material values (03) | 135 | | |
| Property for subleasing | 136 | | |
| Property for rent | 137 | | |
| Long-term financial investments (06, 82) | 140 | 275 642 | 318 195 |
| investments into branch establishments | 141 | 273 497 | 305 049 |
| investments into dependant companies | 142 | 332 | 332 |
| investments into other companies | 143 | 1 813 | 2 814 |
| loans granted to companies with term over 12 months | 144 | | 10 000 |
| other long-term financial investments | 145 | | |
| Other long-term assets | 150 | | |
| TOTAL for section 1 | 190 | 3 079 487 | 3 644 507 |
| **2. CURRENT ASSETS** | | | |
| Inventories and expenses | 210 | 117 348 | 162 267 |
| raw materials, materials and other similar items (10,15, 16) | 211 | 101 667 | 138 311 |
| cattle (11) | 212 | 3 | 1 |
| Expenses in unfinished production(20,21,23,29,30,36,44) | 213 | 12 | |
| finished products and merchandise(16, 40,41) | 214 | 7 521 | 7 209 |
| dispatched goods (45) | 215 | | |
| deferred expenses (31) | 216 | 8 145 | 16 746 |
| other inventories and expenses | 217 | | |
| VAT on acquired valuables (19) | 220 | 38 163 | 40 383 |
| Accounts receivable(with payments expected in 12 months or later since reporting date) | 230 | 1 901 | 2 441 |
| buyers and customers( 62,76,82) | 231 | | |
| notes receivable(62) | 232 | | |

| | | | |
|---|---|---|---|
| branch establishments and dependant companies (78) | 233 | | |
| advance payments(61) | 234 | | |
| Other receivables | 235 | 1 901 | 2 441 |
| Accounts receivable(with payments expected within 12 months since reporting date) | 240 | 151 061 | 195 525 |
| buyers and customers( 62,76,82) | 241 | 106 848 | 115 200 |
| notes receivable(62) | 242 | | |
| branch establishments and dependant companies (78) | 243 | 1 407 | 1 333 |
| participants' (founders') contributions to authorized capital (75) | 244 | | |
| advance payments(61) | 245 | 991 | 1 330 |
| other receivables | 246 | 41 815 | 77 662 |
| Short-term financial investments (56,58,82) | 250 | | |
| investments into dependant companies | 251 | | |
| bought out own shares | 252 | | |
| other short-term financial investments | 253 | | |
| Cash resources | 260 | 16 474 | 35 092 |
| cash (50) | 261 | 1 639 | 1 884 |
| settlement accounts (51) | 262 | 9 782 | 28 071 |
| currency accounts (52) | 263 | 203 | 76 |
| Other cash resources (55,56,57) | 264 | 4 850 | 5 061 |
| Other current assets | 270 | | |
| TOTAL for section 2 | 290 | 324 947 | 435 708 |
| BALANCE (sum of the lines 190+290) | 399 | 3 404 434 | 4 080 215 |

| **EQUITY AND LIABILITY** | **Line code** | **At the beginning of the reported period** | **At the end of the reported period** |
|---|---|---|---|
| **1** | **2** | **3** | **4** |
| **III. FUNDS AND RESERVES** | | | |
| Authorized capital (85) | 410 | 506 143 | 506 143 |
| Additional paid-in capital (87) | 420 | 1 410 241 | 1 406 091 |
| Reserve capital (86) | 430 | 47 260 | 47 260 |
| mandatory reserve funds | 431 | 47 260 | 47 260 |
| reserve fund required by constituent documents | 432 | | |
| Social funds (88) | 440 | 63 881 | 8 825 |
| Special purpose financing and funds (96) | 450 | | |
| Retained profit of past years (88) | 460 | 421 903 | 481 100 |
| Uncovered losses of the past years(88) | 465 | | |
| Covered losses of the past years | 466 | | |
| Retained profit of the reported year (88) | 470 | | 326 525 |
| Uncovered losses of the reported year (88) | 475 | | |
| TOTAL for section III | 490 | 2 449 428 | 2 775 944 |
| **IV. LONG-TERM LIABILITIES** | | | |
| Borrowing costs (92,95) | 510 | 187 707 | 185 533 |
| long-term bank credits | 511 | 170 000 | 170 000 |
| other long-term loans | 512 | 17 707 | 15 533 |
| Other long-term liabilities | 520 | 243 738 | 332 878 |
| TOTAL for section IV | 590 | 431 445 | 518 411 |
| **V. SHORT-TERM LIABILITIES** | | | |

| Borrowing costs (90,94) | 610 | 91 909 | 182 497 |
|---|---|---|---|
| bank credits | 611 | 91 909 | 182 497 |
| other loans | 612 | | |
| Accounts payable | 620 | 282 261 | 421 486 |
| suppliers and contractors (60,76) | 621 | 98 503 | 178 919 |
| notes payable(60) | 622 | | |
| debt to branch establishments and dependant companies (78) | 623 | 8 552 | 16 896 |
| wages to employees(70) | 624 | 34 237 | 40 585 |
| social insurance (69) | 625 | 18 456 | 24 630 |
| debt to budget (68) | 626 | 55 093 | 84 095 |
| advance payments(64) | 627 | 53 910 | 63 765 |
| other payables | 628 | 13 510 | 12 596 |
| Dividend settlements (75) | 630 | 99 300 | 41 259 |
| Deferred income (83) | 640 | 50 091 | 140 618 |
| Provision for future expenses and payments(89) | 650 | | |
| Other short-term liabilities | 660 | | |
| TOTAL for section V | 690 | 523 561 | 785 860 |
| BALANCE (sum of the lines 490+590+690) | 700 | 3 404 434 | 4 080 215 |

**RECORDING OF THE COUNT OF VALUABLES MENTIONED IN BELOW-LINE ACCOUNTS**

| Name of below-line account | Line code | At the beginning of the year | At the end of the year |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Leased fixed assets (001) | 910 | 12 625 | 47 830 |
| including leasing | 911 | | 29 186 |
| Inventory holdings under agreement of bailment (002) | 920 | 35 | 261 |
| Goods taken on commission (004) | 930 | | |
| Written off accounts receivable of insolvent debtors (007) | 940 | 13 190 | 15 254 |
| Liabilities and payments' securities received (008) | 950 | | |
| Liabilities and payments' securities given (008) | 960 | 829 304 | 865 422 |
| Depreciation of housing stock (014) | 970 | 173 | 177 |
| Depreciation of objects equipped with external modern services and utilities and other similar objects (015) | 980 | | |
| Forms of strict recording | 990 | 6 956 | 38 929 |

# PROFIT AND LOSS STATEMENT

**For 2001**
Company: **Public Joint-Stock Company "Southern Telecommunications Company"**
Identification number of tax-payer
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

| **Description** | **Line-code** | **For the reported period** | **For the similar period of the previous year** |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| 1. Profits and losses from usual activities | | | |
| Net revenue from sales (with the exception of VAT, excises and other compulsory payments) | 010 | 2 597 226 | 2 173 973 |
| Including from communication services | 011 | 2 476 806 | 1 910 173 |
| Cost price of goods , services sold | 020 | 1 960 727 | 1 624 265 |
| Including from communication services | 021 | 1 843 221 | 1 379 740 |
| Gross profit | 029 | 636 499 | 549 708 |
| Commercial expenses | 030 | | 4 355 |
| Management expenses | 040 | | |
| Profit (loss) from sales (lines 010-020-030-040) | 050 | 636 499 | 545 353 |
| 2. Operating profits and losses | | | |
| Interest income | 060 | 9 | 15 |
| Interest expenses | 070 | 50 410 | 41 426 |
| Income from participation in other enterprises | 080 | 12 152 | 2 187 |
| Other operating income | 090 | 58 180 | 297 066 |
| Other operating expenses | 100 | 110 317 | 269 426 |
| 3. Non-sales profits and losses | | | |
| non-sales income | 120 | 20 868 | 29 168 |
| non-sales expenses | 130 | 119 706 | 92 544 |
| Profit (loss) before taxation (lines 050+060-070+080+090-100+120-130) | 140 | 447 275 | 470 393 |
| Profit tax and other similar obligatory payments | 150 | 117 073 | 90 480 |
| Profit (loss) from usual activity | 160 | 330 202 | 379 913 |
| 4. Extraordinary profits and losses | | | |
| Extraordinary profits | 170 | | |
| Emergency losses | 180 | 3 677 | 1 967 |
| Net profit (retained profit (loss) of the reported period) (lines 160+170+180)) | 190 | 326 525 | 377 946 |

| Reference data: Dividend for a preference share | 201 | 0.01106 | 0.00832 |
|---|---|---|---|
| For an ordinary share | 202 | 0.00294 | 0.00194 |
| Expected dividend in the next reported year: for a preference share | 203 | - | 0.34761 |
| For an ordinary share | 204 | - | 0.1376 |
| Dividend for a preference share Type B | 205 | | |
| Expected dividend in the next reported year: for a preference share Type B | 206 | | |

## INTERPRETATION OF PROFITS AND LOSSES

| Description | Line code | For the reported period | | For the same period of the last year | |
|---|---|---|---|---|---|
| | | profit | loss | profit | loss |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Fines, penalties, forfeits acknowledged or according to judgments on award of damages | 210 | 432 | 416 | 334 | 57 |
| Profit (loss) of past years | 220 | 5 453 | 5 007 | 679 | 21 274 |
| Damages caused by non-execution or improper execution of obligations | 230 | 609 | 5 | 4 717 | 63 |
| Stock exchange differences when operating with foreign currency | 240 | 6 649 | 23 194 | 19 843 | 23 187 |
| Cost reduction of inventories at the end of the reported period | 250 | | | | |
| Writing off accounts receivable and payable with expired limitation of action | 260 | 1 014 | 2 090 | 352 | 4 807 |

# CAPITAL CHANGE STATEMENT

For **2001**
Company: **Public Joint-Stock Company "Southern Telecommunications Company"**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

| Description | Line code | Opening balance | Inflow in the reported year | Expenses in the reported year | Closing balance |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| 1. OWNED CAPITAL | | | | | |
| Authorized capital | 010 | 506 143 | | | 506 143 |
| Additional paid-in capital | 020 | 1 410 241 | 1 943 | 6 093 | 1 406 091 |
| increase of property value according to reappraisal | 021 | 942 028 | 1 738 | 5 880 | 937 886 |
| Reserve fund | 030 | 47 260 | | | 47 260 |
| | 040 | | | | |
| Retained profit of past years- total | 050 | 421 903 | 59 197 | | 481 100 |
| Including: financial source of capital investments in production | 051 | 86 000 | | | 86 000 |
| Outstanding deficit of the past years | 052 | | | | |
| Retained profit (outstanding deficit) of the reporting period - total | 055 | | 326 525 | | 326 525 |
| Social fund | 060 | 63 881 | | 55 056 | 8 825 |
| Special purpose financing and inflows - total | 070 | | | | |
| | 080 | | | | |
| TOTAL for section 1 | 079 | 2 449 428 | 387 665 | 61 149 | 2 775 944 |
| II. Provisions for future expenses - total | 080 | | | | |
| Including: vacations | 081 | | | | |
| Fixed assets' repair | 082 | | 4 518 | 4 518 | |
| Insurance | 083 | | | | |
| Annualizing award | 084 | | | | |
| Other | 085 | | | | |
| Total for section II | 089 | | 4 518 | 4 518 | |
| III. Appraisal reserves - total | 090 | | | | |
| Including: bad debts | 091 | | | | |
| securities | 092 | | | | |
| TOTAL for section III | 099 | | | | |
| IV. Change in capital | | | | | |
| Capital at the beginning of the reported period | 100 | 2 449 428 | | | 1 662 387 |
| Capital growth - total | 110 | 326 730 | | | 411 625 |
| Including: issue of additional shares | 111 | | | | |

| Assets' reappraisal | 112 | | | | 2 358 |
|---|---|---|---|---|---|
| Assets' growth | 113 | | | | |
| Reorganization of a juridical person (merger, amalgamation) | 114 | | | | |
| Profits referring to capital growth | 115 | | | | |
| Other receipts | 116 | 326 730 | | | 409 267 |
| Capital reduction - total | 120 | 214 | | | 225 312 |
| Including: decrease of a share's par value | 121 | | | | |
| Reduction of the shares' quantity | 122 | | | | |
| Reorganization of a juridical person (division) | 123 | | | | |
| Costs referring to capital reduction | 124 | | | | |
| Other retired assets | 125 | 214 | | | 225 312 |
| Capital at the end of the reported period | 130 | 2 775 944 | | | 1 848 700 |
| Special purpose financing - total | 140 | 1 658 | 64 139 | 63 889 | 1 908 |
| Including: from budget | 141 | | 56 888 | 56 888 | |
| From non-budget funds | 142 | | | | |
| Juridical person | 143 | | 1 180 | 1 180 | |
| Natural person | 144 | 1 658 | 6 071 | 5 821 | 1 908 |
| other | 145 | | | | |

## REFERENCES

| Description | Line code | Opening balance | | Closing balance | |
|---|---|---|---|---|---|
| 1 | 2 | 3 | | 4 | |
| 1) Net assets | 150 | 2 497 585 | | 2 914 654 | |
| | | **from the budget** | | **From branch and inter-branch funds** | |
| | | **3** | | **4** | |
| | | For the reported year | For the previous year | For the reported year | For the previous year |
| 2) Received for: | | | | | |
| Financing of regular activities | 160 | 56 117 | 13943 | | |
| Including Discounts for population | 161 | 56 032 | 13943 | | |
| Others | 162 | 85 | | | |
| | | | | | |
| capital investments | 170 | 771 | 198 | | |
| Including Construction of objects | 171 | 677 | 198 | | |
| Acquisition of equipment | 172 | 94 | | | |
| others | 173 | | | | |
| Purposes connected with force majeur situations | 180 | | 40 | | 40 |

# CASH FLOW STATEMENT

For: **2001**
Company: **Public Joint-Stock Company "Southern Telecommunications Company"**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

| Description | Line code | Amount | Including | | |
|---|---|---|---|---|---|
| | | | **current activity** | **investment activity** | **financial activity** |
| 1 | 2 | 3 | 4 | 5 | 6 |
| 1.Opening cash balance | 010 | 11 624 | x | x | x |
| 2. Cash inflow - total | 020 | 3 368 055 | 3 302 772 | 52 557 | 12 726 |
| including : | | | | | |
| revenue from sales of goods, works and services | 030 | 2 291 074 | x | x | x |
| revenue from selling fixed assets and other property | 040 | 1 377 | | 1 377 | |
| advance payments from buyers (customers) | 050 | 130 630 | x | x | |
| budget allocation and other special purpose financing | 060 | 52 865 | 52 865 | | |
| non-repayable (gratis) | 070 | | | | |
| credits | 080 | 529 574 | 479 574 | 50 000 | |
| loans | 085 | 1 180 | | 1 180 | |
| dividend payments, interest under financial investments | 090 | 12 726 | x | | 12 726 |
| other cash inflow | 110 | 348 629 | 348 629 | | |
| 3. Cash expenses - total | 120 | 3 349648 | 2 115 156 | 415 424 | 26 787 |
| including: | | | | | |
| payments for goods, works, services | 130 | 1036558 | 1036558 | | |
| wages | 140 | 586 885 | x | x | x |
| social costs | 150 | 205 396 | x | x | x |
| sums paid out on account | 160 | 56 832 | 56 832 | | |
| advance payments | 170 | 11 136 | 11 136 | | |
| share holding in construction | 180 | 7 457 | x | 7 457 | x |
| machines, equipment, means of transport | 190 | 353 717 | x | 353 717 | x |

| | | | | | |
|---|---|---|---|---|---|
| financial investments | 200 | 2 500 | | | 2 500 |
| dividend, interest payments | 210 | 24 287 | x | | 24 287 |
| budgetary payments | 220 | 544 450 | 544 450 | x | |
| payments of the interest under credits and loans | 230 | 498 099 | 443 849 | 54 250 | |
| Other payments | 250 | 22 331 | 22 331 | | |
| 4. Closing cash balance | 260 | 30 031 | x | x | x |
| Reference: | | | | | |
| In line 020 inflows in cash(except for line 100) - total | 270 | 2 182 081 | | | |
| including payments from: | | | | | |
| legal persons | 280 | 932 076 | | | |
| natural persons | 290 | 1 250 005 | | | |
| including using: | | | | | |
| cash registers | 291 | 393 531 | | | |
| severe accounting forms | 292 | 856 474 | | | |
| Cash resources: | | | | | |
| Receipts from bank to the company's cash | 295 | 163 060 | | | |
| Cash receipts from company to the bank | 296 | 893 964 | | | |

## ANNEXES TO THE BALANCE SHEET

For: **2001**
Company: **Public Joint-Stock Company "Southern Telecommunications Company"**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

### 1. BORROWED ASSETS FLOW

| Description | Line code | Opening balance | Received | Redeemed | Closing balance |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Long-term bank credits | 110 | 170 000 | 43 058 | 43 058 | 170 000 |
| including those not redeemed in time | 111 | | | | |
| Other long-term loans | 120 | 17 707 | 1 | 2 175 | 15 533 |
| including those not redeemed in time | 121 | | | | |
| Short-term bank credits | 130 | 91 909 | 543 455 | 452 867 | 182 497 |
| including those not redeemed in time | 131 | | | | |
| Other short-term loans | 140 | | | | |
| including those not redeemed in time | 141 | | | | |

### 2. ACCOUNTS RECEIVABLE AND PAYABLE

| Description | Line code | Opening balance | Liabilities incurred | Liabilities discharged | Closing balance |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Accounts receivable: | | | | | |
| short-term | 210 | 151 061 | 15 499 947 | 15 455 483 | 195 525 |
| including overdue | 211 | 44 575 | 197 443 | 204 596 | 37 422 |
| including for more than 3 months | 212 | 24 962 | 167 588 | 172 606 | 19 944 |
| long-term | 220 | 1 901 | 1 302 | 762 | 2 441 |
| including overdue | 221 | 1 302 | 35 | 120 | 1 217 |
| including for more than 3 months | 222 | 1 302 | 35 | 120 | 1 217 |
| from line 220 accounts expected to be received in more than 12 months after reporting date | 223 | 1 486 | | 124 | 1 362 |
| Accounts payable: | | | | | |

| | | | | | |
|---|---|---|---|---|---|
| short-term | 230 | 282 261 | 8 881 657 | 8 742 432 | 421 486 |
| including overdue | 231 | 12 269 | 79 172 | 80 836 | 10 605 |
| including for more than 3 months | 232 | 7 591 | 8 213 | 12 788 | 3 016 |
| long-term | 240 | 243 738 | 297 945 | 208 805 | 332 878 |
| including overdue | 241 | 3 658 | 87 783 | 59 511 | 31 930 |
| including for more than 3 months | 242 | 3 658 | 25 530 | 25 530 | 3 658 |
| from line 240 accounts expected to be paid in more than 12 months after reporting date | 243 | 90 881 | | | 90 881 |
| Security: | | | | | |
| received | 250 | | | | |
| including from third person | 251 | | | | |
| given | 260 | 829 304 | 322 910 | 286 792 | 865 422 |
| including to third persons | 261 | | | | |

**REFERENCES FOR SECTION 2**

| Description | Line code | Opening balance | Liabilities incurred | Liabilities discharged | Closing balance |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| 1) Bills' circulation | | | | | |
| Bills given | 262 | | | | |
| including overdue | 263 | | | | |
| Bills received | 264 | | | | |
| including overdue | 265 | | | | |
| 2) Accounts receivable for supplied production (works, services) according to actual cost | 266 | 18 367 | 907 360 | 904 844 | 20 883 |

## 3) List of debtors having the largest debts

| Name of organization | Line code | Closing balance | |
|---|---|---|---|
| | | total | including overdue for more than 3 months |
| 1 | 2 | 3 | 4 |
| Budget institutions | 270 | 18 043 | 5 468 |
| Agricultural complex | 271 | 2 304 | 860 |
| Ministry of Internal Affairs | 272 | 2 291 | |
| Population | 273 | 53 984 | 2 446 |
| Local administration | 274 | 1 082 | 293 |
| Center of government communications | 275 | 1 842 | 1 632 |

| Industry | 276 | 30 364 | 3 800 |
|---|---|---|---|
| Department of Defense | 277 | 5 288 | 4 135 |
| TV and radio companies | 278 | | |

## 4) List of the largest creditors

| **Name** | **Line code** | **Closing balance** | |
|---|---|---|---|
| | | **total** | **Including for more than 3 months** |
| **1** | **2** | **3** | **4** |
| "Rostelecom" OJSC | 280 | 25 888 | |
| Contacts for supply of telecom equipment | 281 | 332 878 | 317 878 |
| VAT (account 76) | 282 | | |
| Non-budget funds (account 67) | 283 | 2 062 | |
| Leasing | 284 | 29 186 | 29 186 |

## 3. DEPRECIABLE ASSETS

| **Description** | **Line code** | **Opening balance** | **Put in operation** | **Retired** | **Closing balance** |
|---|---|---|---|---|---|
| **1** | **2** | **3** | **4** | **5** | **6** |
| 1. INTANGIBLE ASSETS | | | | | |
| Rights for objects of intellectual (industrial) property | 310 | | | | |
| including rights according to: | | | | | |
| author's contracts and other contracts on works of science, literature, art, software programs, data bases and others. | 311 | | | | |
| patents for inventions, collection advances, industrial patents, certificates for effective models, trade marks and signs of service or license agreements for their use | 312 | | | | |
| right for "know-how" | 313 | | | | |
| Rights for use of isolated natural objects | 320 | | | | |
| Expenses for reorganization | 330 | | | | |
| Business (reputation) of the company | 340 | | | | |
| Miscellaneous | 349 | | | | |
| Total (sum of the lines 310+320+330+340+349) | 350 | | | | |
| 2. FIXED ASSETS | | | | | |
| Land and natural resources | 360 | | | | |
| Buildings | 361 | | | | |
| Constructions | 362 | | | | |
| Machines and equipment | 363 | | | | |
| Means of transport | 364 | | | | |
| Working and household equipment | 365 | | | | |
| Workstock | 366 | | | | |
| Productive cattle | 367 | | | | |
| Long-lived plantations | 368 | | | | |

| | | | | | |
|---|---|---|---|---|---|
| Other fixed assets | 369 | | | | |
| Total (sum of lines 360-369) | **370** | | | | |
| including: | | | | | |
| production | 371 | | | | |
| non-production | 372 | | | | |
| **III. INVESTMENTS IN MATERIAL VALUES** Property for leasing | 381 | | | | |
| Property for hire | 382 | | | | |
| Other | 383 | | | | |
| **Total** (sum of lines 381-383) | **385** | | | | |

**REFERENCE TO SECTION 3**

| Description | Line code | Opening balance | Closing balance |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| From line 371, columns 3 and 6: | | | |
| subleased – total: | 387 | | |
| including: | | | |
| buildings | 388 | | |
| facilities | 389 | | |
| | 390 | | |
| | 391 | | |
| laid up | 392 | | |
| Depreciable assets: | | | |
| Intangible assets | 393 | | |
| Fixed assets - total | 394 | | |
| including: | | | |
| buildings and facilities | 395 | | |
| machines, equipment, means of transport | 396 | | |
| other | 397 | | |
| Profitable investments in material values | 398 | | |
| Reference: | | | |
| Indexing result according to reappraisal of fixed assets: | | | |
| initial cost | 401 | | |
| depreciation | 402 | | |
| Pledged property | 403 | | |
| Value of property not subject to depreciation -total | 404 | | |
| Including intangible assets | 405 | | |
| Fixed assets | 406 | | |

| Description | Line code | Opening balance | Added on (formed) | Used | Closing balance |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| The company's owned resources - total | 410 | | 250 219 | 250 219 | |
| including: | | | | | |
| income left at the disposal of the company (accumulation fund) | 411 | | | | |
| Financial sources of capital investments | 411 | | 86 000 | 86 000 | |
| depreciation of fixed assets | 412 | | 164 219 | 164 219 | |
| others | 413 | | | | |
| Borrowed assets - total | 420 | 1 658 | 58 022 | 57 772 | 1 908 |
| including: | | | | | |
| bank credits | 421 | | 50 000 | 50 000 | |
| Borrowed assets from other organizations | 422 | | 1 180 | 1 180 | |
| share holding in construction | 423 | 1 658 | 6 071 | 5 821 | 1 908 |
| budgetary | 424 | | 771 | 771 | |
| non-budgetary funds | 425 | | | | |
| others | 426 | | | | |
| Owned and borrowed resources – total (sum of lines 410 and 420) | 430 | 1 658 | 308 241 | 307 991 | 1 908 |
| Reference: | | | | | |
| Unfinished construction | 440 | 119 404 | 703 962 | 682 674 | 140 692 |
| Investments in branch establishments | 450 | 273 497 | 31 552 | | 305 049 |
| Investments in dependant companies | 460 | 332 | | | 332 |

## 5. FINANCIAL INVESTMENTS

| Description | Line code | Long-term | | Short-term | |
|---|---|---|---|---|---|
| | | At the beginning of the year | At the end of the year | At the beginning of the year | At the end of the year |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Other companies' shares | 510 | 275 642 | 308 195 | | |
| Bonds and other obligations | 520 | | | | |
| Loans granted | 530 | | 10 000 | | |
| Others | 540 | | | | |
| Reference: | | | | | |
| Bonds and other securities at market value | 550 | | | | |

## 5. THE COMPANY'S OPERATING COSTS

| Description | Line code | For the reported year | For the previous year |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Material expenditures | 610 | 612 597 | 524 627 |
| Including:<br>Raw materials | 611 | 121 660 | 124663 |
| Fuel and energy | 612 | 62 955 | 57764 |
| Spare parts | 613 | | |
| Salaries | 620 | 664 355 | 515 141 |
| Social costs | 630 | 237 163 | 199 208 |
| Depreciation of fixed assets | 640 | 163 230 | 100 863 |
| Other costs | 650 | 242 755 | 216 154 |
| Including:<br>Taxes included in costs | 651 | 29 450 | 59 118 |
| rent | 652 | 11 306 | 10 434 |
| Personnel training | 653 | 3 993 | 3390 |
| Expenditures - total | 660 | 1 920 100 | 1 555 993 |
| Change in balances:<br>Unfinished construction | 670 | (12) | (79) |
| Deferred income | 680 | 8 601 | 684 |
| Reserves for future expenditures | 690 | | |

## 7. SOCIAL FACTORS

| Description | Line code | Sum owing on accounts | Expended | Transferred to funds |
|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 |
| Social investments in : | | | | |
| Fund of social insurance | 710 | 26 480 | 17 807 | 9 489 |
| Retirement insurance fund | 720 | 180 941 | | 174 021 |
| Employment fund | 730 | 29 | | 628 |
| Medical insurance | 740 | 20 922 | | 20 895 |
| Allocations to non-state retirement funds | 750 | 12 883 | x | |

| | | |
|---|---|---|
| Payments under contracts of retirement insurance | 755 | 186 |
| Average number of employees on pay-roll | 760 | 11 620 |
| Money incentive payments not associated with output of products, execution of works, provision of services | 770 | 79 |
| Earnings per shares and from investments in the company's property | 780 | |

**Explanatory note to the accounting records for the year 2001**

*File with the explanatory note is attached to the file in the section "Other material information on the Issuer's financial and economic activity".*

**Other information on accounting records for the year 2001**

*In Form No 3 "Capital changes Statement" line 070 "Special purpose financing – total" should be removed.*
*Amount of 4518 should be added to column "Received in the reporting year" of line 080 "II. Reserves of deferred costs - total". Amount of 4518 should be added to column "Spent in the reporting year" of line 080 "II. Reserves of deferred costs - total".*

*In Form No 4 "Cash flow statement" amounts of 2291074 and 130630 should be added to column "Current activities" of line 030 "Revenue from sales" and line 050 "Advance payments from customers" accordingly.*

*In Form No 5 "Accounts payable and receivable" line 411 "Profit left at the Company's disposal" of Section "Capital movement in financing long-term investments" should be removed.*

*Section "Depreciable assets" of Form No 5 is included in the attached file in the Section "Other information about the issuer's economic and financial activity".*

*In Form No 5 "Accounts payable and receivable" in Section "Social factors" amount of 28 should be added to column "paid" of line 750 "Payments to non-state pension funds". The second line 750 resulting from program error should be removed.*

**Report of the independent auditing company on the statutory accounting reports for the year 2001**

*Report of the independent auditing company to the shareholders on the statutory accounting reports of "Southern Telecommunications Company" PJSC for the year ended 31 December 2001*

*1. We have performed an audit of the attached statutory accounting reports of "Southern Telecommunications Company" PJSC for the year ended 31 December 2001. These statutory accounting reports were prepared by the management of "Southern Telecommunications Company" PJSC in accordance with the Federal Law No 129-FZ as of 21 November 1996 «On Accounting» and with the Order of the Ministry of Finance of the Russian Federation No 34n as of 29 July 1998 «Regulations for Accounting and Reporting in the Russian Federation». The statutory accounting reports prepared in accordance with the above Federal Law No 129-FZ as of 21 November 1996 «On Accounting» and with the Order of the Ministry of Finance of the Russian Federation No 34n as of 29 July 1998 «Regulations for Accounting and Reporting in the Russian Federation» differ significantly from financial statements prepared in accordance with International Accounting Standards.*

*2. Preparation of these statutory accounting reports is the responsibility of the management of "Southern Telecommunications Company" PJSC. Our responsibility is to express an opinion on these statutory accounting reports based on our audit.*

*3. We carried out our audit in accordance with the Federal Law No 119-FZ of 7 August 2001 "On Auditing" and Auditing Standards approved by the Presidential Audit Committee. We planned and performed our audit to obtain reasonable assurance that the statutory accounting reports are prepared in all material respects in accordance with the Federal Law No 129-FZ as of 21 November 1996 «On Accounting» and with the Order of the Ministry of Finance of the Russian Federation No 34n as of 29 July 1998 «Regulations for Accounting and Reporting in the Russian Federation». Our audit included examining, on a test basis, evidence supporting the amounts and disclosures in the statutory accounting reports. We believe that our audit provides a reasonable basis for our opinion on the statutory accounting reports.*

*4.In our opinion, the statutory accounting reports attached to this Report, taking into account amendments mentioned in Appendix 1, present, in all material respects, the assets and liabilities of "Southern Telecommunications Company" PJSC as of 31 December 2001 and its financial results for the year ended 31 December 2001 in accordance with the Federal Law No 129-FZ as of 21 November 1996 «On Accounting» and with the Order of the Ministry of Finance of the Russian Federation No 34n as of 29 July 1998 «Regulations for Accounting and Reporting in the Russian Federation».*

*5.Without making reservations in our decision we would like to pay your attention to the following circumstances that influence greatly the financial situation of "Southern Telecommunications Company" PJSC. As at 31 December 2001 the working capital shortage that is surplus of short-time liabilities over the current assets of "Southern Telecommunications Company" PJSC, approximated 350 million rubles. This amount does not include liabilities, mentioned in line 510 "Loans and credits" and line 520 "Other long-term liabilities" of the balance sheet, to be redeemed within 12 months after the reported date (nearly 461 million rubles).*

*Partner* *Vadim Alexandrovich Balashov*
*Auditor* *Tatyana Georgievna Golkova*

*19 April 2002*

*Appendix 1*

*to the Report of the independent auditing company to the shareholders on the statutory accounting reports of "Southern Telecommunications Company" PJSC for the year ended 31 December 2001*

1. *During performing an audit of the statutory accounting reports of "Southern Telecommunications Company" PJSC for the year ended 31 December 2001 we found out a fact of untimely debit (enter) of the bought equipment into the balance sheet that influenced essentially authenticity of the accounting reports. In connection therewith, it is necessary to make the following changes in the balance sheet:*

    - *Amount in line 130 "Unfinished construction" (closing balance) should be increased by 30 843 thousand rubles and constitute 201 817 thousand rubles;*

    - *Amount in line 621 "Accounts payable to suppliers and contractors" (closing balance) should be increased by 28 142 thousand rubles and constitute 207 061 thousand rubles;*

    - *Amount in line 520 "Other long-term liabilities" (closing balance) should be increased by 2 558 thousand rubles and constitute 335 436 thousand rubles;*

    - *Amount in line 470 "Retained income of the reporting year"(closing balance) and amount in line 120 "Non-sales expenses"of the profit and loss statement (for the reporting period) should be increased by 143 thousand rubles and constitute 326 668 thousand rubles and 21 011 thousand rubles accordingly.*

*2. We indicated in Appendix 1 to the Report of the independent auditing company of 20 April 2001 to the shareholders on the statutory accounting reports of "Southern Telecommunications Company" PJSC for the year ended 31 December 2000 that as at 31December 2000 dividends for the year 2000 amounting to 69 935 thousand rubles had been added. The dividends were added illegally because the appropriate resolution had not been approved by the Company's General Shareholders' Meeting before the date of making accounting reports. Thus the accounting records attached to the present Report have the following distortions in the part of opening balances:*

- *Amount in line 460 "Retained income of the past years"(opening balance) should be increased by 69 935 thousand rubles and constitute 491 838 thousand rubles;*
- *Amount in line 630 "Debt to holders (incorporators)"(opening balance) should be decreased by 69 935 thousand rubles and constitute 29 365 thousand rubles.*

*Partner* *Vadim Alexandrovich Balashov*
*Auditor* *Tatyana Georgievna Golkova*

*19 April 2002*

# APPENDIX

## Accounting records for the year 2002

*Balance sheet of "Southern Telecommunications Company" PJSC*

## ACCOUNTING POLICY

1. *Accounting recording of the company is carried out by the Company's accounts department headed by a chief accountant.*
2. *Accounting recording in the Company is automatized and carried out by means of common accounting software "Buhuchot".*
3. *Accounting recording in the Company and its subsidiaries is carried out using journal &order form and accounting registers approved in the centralized order with indication of numbers and names of accounting books, orders, turnovers and demand balances according to accounts of analytic accounting.*
4. *Financial documents of the Company can be signed by the Company's general director, the first deputy general director, chief accountant, deputy chief accountant; financial documents of a Company's subsidiary can be signed by its general director, deputy director, chief accountant, deputy chief accountant,*
5. *Inventory is made up regarding all the Company's property irrespective of its location and all kinds of liabilities. Inventory is drawn by standing inventory commissions established in the Company's directorate and subsidiaries' administrations.*
6. *Depreciation sum of the Company's intangible assets is calculated monthly according to standards calculated by the company on the basis of time of their effective usage. If it is impossible to determine time of effective usage of some intangible assets, then this time is specified on the basis of twenty years' timing.*
7. *Fixed assets are taken on balance at their acquisition cost determined in accordance with Regulations on accounting records "fixed assets' accounting (PBU 6/01)", approved by the Decree of the Ministry of Finance of the Russian Federation № 26n of 30.03.2001. Depreciation of the Company's fixed assets is carried out using line method on the basis of acquisition cost or current (reestablished) cost (in case of reappraisal) and rate of depreciation calculated depending onon time of their effective usage.*
8. *Formation of inventories' actual cost in the Company's accounting records is carried out using accounts 15 and 16. Inventories in accounts 10 and 41 are recorded at their accounting costs. At the end of the reporting month accumulated in account 16 deviations are debited to costs depending on their type pro rata value of expended inventories. Finished commodity is recorded at its actual cost of production without using account 40.*
9. *Amounts in the Company's cash, bank accounts, currency papers, short-term securities, settlements with natural and juridical persons, means of special purpose financing received from budget or foreign investors as technical or other type of assistance under the concluded agreements, expressed in foreign currency, should be re-calculated in rubles by rate of exchange of Central Bank of the Russian Federation at the date of operation performance and also at the date of making monthly accounting records.*
10. *Increase of the Company's economic benefits from fixed assets' proceeds (cash, other property) and (or) redemption of credits resulting in the Company's capital growth with the exception of the participants' contributions can be considered the Company's income. Profits different from income of regular activities can be considered other profits.*
11. *Decrease of the Company's economic benefits from fixed assets' retirements (cash, other property) and (or) new liabilities resulting in the Company's capital reduction with the exception of the contributions' reduction, approved by the participants, can be considered the Company's costs. Costs of regular activities are recorded in sums calculated in cash equal to payments in cash or other form or value of accounts payable. In order to make such*

*records the Company's regular activities are divided into profile and non-profile. Costs different from expenditures of regular activities can be considered other costs.*

12. *Costs of profile regular activities are recorded in account 30 "Main production processes" and 31 "Auxiliary production processes". Costs of non-profile activities are recorded in account 23 "Auxiliary production" and 29 "Service production".*
13. *Costs made in the reporting period but referred to future accounting periods are indicated in account 97 "Deferred costs". Deferred costs should be written off at the expense of appropriate covering reserves during the period they refer to. If it is impossible to find out the period of writing-off the made costs, this period is determined by a special commission and approved by the general director.*
14. *The Company transfers long-term liabilities to short-term liabilities when the main sum of a loan or credit is to be paid off in 365 days under the terms of the agreement. Additional costs connected with taking credits and placement of obligations are included in the balance sheet of the period when they were made.*
15. *The company does not form funds at the expense of profit left at its disposal with the exception of cases when the formation of such fund are stipulated by the legislation or by the Company constitutive documents (reserve fund). In this case their formation and usage are determined by resolutions approved by a General Shareholders' Meeting.*
16. *The Directorate calculates taxes and other compulsory payments to federal budget and to budgets of other levels of the Company as a whole. It also calculates taxes to be paid to each budget of each level with the exception of income tax of natural persons and consolidated social tax calculated and kept by subsidiaries and their structural subdivisions.*
17. *For taxation purposes sales proceeds are determined in the following way:*
    - *when determining taxation base of profit tax sales proceeds are calculated by the method of charging (accounting);*
    - *when determining taxation base of VAT, road-transport and other taxes sales proceeds are calculated by the method " on paying".*

# BALANCE SHEET

**As at 31 December 2002**
Company: **Public Joint Stock Company "Southern Telecommunications Company"**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

| ASSETS | Line code | Opening balance | Closing balance |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **1. LONG-TERM ASSETS** | | | |
| Intangible assets (04, 05) | 110 | 2 035 | 1 612 |
| patents, licenses, trade marks and other similar rights and assets | 111 | 2 035 | 1 612 |
| establishment expenses | 112 | | |
| business rating | 113 | | |
| Fixed assets (01,02,03) | 120 | 10 262 083 | 12 486 729 |
| land and natural resources | 121 | 14 | 19 |
| buildings, facilities, machines and equipment | 122 | 7 387 272 | 8 941 003 |
| Unfinished construction (07,08,16, 61) | 130 | 491 010 | 953 664 |
| Profitable investments in material values (03) | 135 | | |
| Property for subleasing | 136 | | |
| Property for rent | 137 | | |
| Long-term financial investments (06, 82) | 140 | 407 308 | 388 658 |
| investments into branch establishments | 141 | 293 778 | 291 472 |
| investments into dependant companies | 142 | 49 744 | 44 290 |
| investments into other companies | 143 | 24 459 | 26 507 |
| loans granted to companies with term over 12 months | 144 | 10 000 | 10 000 |
| other long-term financial investments | 145 | 29 327 | 16 389 |
| Other long-term assets | 150 | | |
| TOTAL for section 1 | 190 | 11 162 436 | 13 830 663 |
| **2. CURRENT ASSETS** | | | |
| Inventories and expenses | 210 | 431 852 | 584 257 |

| | | | |
|---|---|---|---|
| raw materials, materials and other similar items (10,12,13, 16) | 211 | 343 166 | 502 990 |
| cattle (11) | 212 | 1 028 | 1 |
| Expenses in unfinished production(20,21,23,29,30,36,44) | 213 | 148 | 187 |
| finished products and merchandise(16, 40,41) | 214 | 27 850 | 40 629 |
| dispatched goods (45) | 215 | 1 341 | |
| deferred expenses (31) | 216 | 58 319 | 40 450 |
| other inventories and expenses | 217 | | |
| VAT on acquired valuables (19) | 220 | 158 962 | 498 762 |
| Accounts receivable(with payments expected in 12 months or later since reporting date) | 230 | 53 436 | 62 474 |
| buyers and customers( 62,76,82) | 231 | 8 | 303 |
| notes receivable(62) | 232 | | |
| branch establishments and dependant companies (78) | 233 | 45 425 | 45 425 |
| advance payments(61) | 234 | 4 311 | 13 315 |
| Other receivables | 235 | 3 692 | 3 431 |
| Accounts receivable(with payments expected within 12 months since reporting date) | 240 | 1 145 556 | 1 272 783 |
| buyers and customers( 62,76,82) | 241 | 825 295 | 809 734 |
| notes receivable(62) | 242 | 1 399 | 8 |
| branch establishments and dependant companies (78) | 243 | 2 269 | 8 618 |
| participants' (founders') contributions to authorized capital (75) | 244 | | |
| advance payments(61) | 245 | 130 573 | 267 169 |
| other receivables | 246 | 186 020 | 187 254 |
| Short-term financial investments (56,58,82) | 250 | 3 115 | 1 591 |
| investments into dependant companies | 251 | 536 | |
| bought out own shares | 252 | 506 | |
| other short-term financial investments | 253 | 2 073 | 1 591 |
| Cash resources | 260 | 199 365 | 216 934 |
| cash (50) | 261 | 7 421 | 7 428 |
| settlement accounts (51) | 262 | 174 986 | 188 185 |
| currency accounts (52) | 263 | 577 | 1 058 |
| Other cash resources (55,56,57) | 264 | 16 381 | 20 263 |
| Other current assets | 270 | | |
| TOTAL for section 2 | 290 | 1 992 286 | 2 636 801 |
| BALANCE (sum of the lines 190+290) | 300 | 13 154 722 | 16 467 464 |

| **EQUITY AND LIABILITY** | **Line code** | **At the beginning of the reported period** | **At the end of the reported period** |
|---|---|---|---|
| **1** | **2** | **3** | **4** |
| **4. FUNDS AND RESERVES** | | | |
| Authorized capital (85) | 410 | 1 297 779 | 1 297 779 |
| Additional paid-in capital (87) | 420 | 4 240 327 | 4 215 276 |
| Reserve capital (86) | 430 | 47 260 | 63 260 |
| mandatory reserve funds | 431 | 47 260 | 63 260 |
| reserve fund required by constituent documents | 432 | | |
| Social funds (88) | 440 | | |

| Special purpose financing and funds (96) | 450 | | |
|---|---|---|---|
| Retained profit of past years (88) | 460 | 3 496 200 | 3 110 340 |
| Uncovered losses of the past years(88) | 465 | | |
| Retained profit of the reported year (88) | 470 | | 1 561 915 |
| Uncovered losses of the reported year (88) | 475 | | |
| TOTAL for section 4 | 490 | 9 081 566 | 10 248 570 |
| **5. LONG-TERM LIABILITIES** | | | |
| Borrowing costs (92,95) | 510 | 809 164 | 298 853 |
| long-term bank credits | 511 | 597 262 | 238 851 |
| other long-term loans | 512 | 211 902 | 60 002 |
| Other long-term liabilities | 520 | 875 815 | 998 472 |
| TOTAL for section 5 | 590 | 1 684 979 | 1 297 325 |
| **6. SHORT-TERM LIABILITIES** | | | |
| Borrowing costs (90,94) | 610 | 733 713 | 1 160 487 |
| bank credits | 611 | 691 682 | 1 036 264 |
| other loans | 612 | 42 031 | 124 223 |
| Accounts payable | 620 | 1 411 992 | 3 348 898 |
| suppliers and contractors (60,76) | 621 | 537 411 | 2 172 752 |
| notes payable(60) | 622 | 48 072 | 72 666 |
| debt to branch establishments and dependant companies (78) | 623 | 16 896 | 42 760 |
| wages to employees(70) | 624 | 130 375 | 143 145 |
| social insurance (69) | 625 | 69 986 | 61 211 |
| debt to budget (68) | 626 | 221 840 | 254 179 |
| advance payments(64) | 627 | 155 918 | 214 181 |
| other payables | 628 | 231 494 | 388 004 |
| Dividend settlements (75) | 630 | 55 249 | 204 824 |
| Deferred income (83) | 640 | 187 223 | 207 360 |
| Provision for future expenses and payments(89) | 650 | | |
| Other short-term liabilities | 660 | | |
| TOTAL for section 6 | 690 | 2 388 177 | 4 921 569 |
| BALANCE (sum of the lines 490+590+690) | 700 | 13 154 722 | 16 467 464 |

## RECORDING OF THE COUNT OF VALUABLES MENTIONED IN BELOW-LINE ACCOUNTS

| Name of below-line account | Line code | At the beginning of the year | At the end of the year |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Leased fixed assets (001) | 910 | 105 901 | 299 461 |
| including leasing | 911 | 83 429 | 124 309 |
| Inventory holdings under agreement of bailment (002) | 920 | 13 782 | 9 327 |
| Goods taken on commission (004) | 930 | 37 | |
| Written off accounts receivable of insolvent debtors (007) | 940 | 90 460 | 136 293 |
| Liabilities and payments' securities received (008) | 950 | | |
| Liabilities and payments' securities given (008) | 960 | 1 895 116 | 2 848 312 |
| Depreciation of housing stock (014) | 970 | 9 311 | 8 510 |
| Depreciation of objects equipped with external modern services and utilities and other similar objects (015) | 980 | | |
| Forms of strict recording | 990 | 67 495 | 60 818 |

# PROFIT AND LOSS STATEMENT

**For 2002**
Company: **Public Joint-Stock Company "Southern Telecommunications Company"**
Identification number of tax-payer
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

| Description | Line-code | For the reported period | For the similar period of the previous year |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| 1. Profits and losses from usual activities | | | |
| Net revenue from sales (with the exception of VAT, excises and other compulsory payments) | 010 | 10 531 981 | 8 218 489 |
| Including from communication services | 011 | 10 214 300 | 7 933 645 |
| Cost price of goods , services sold | 020 | 7 834 789 | 6 058 488 |
| Including from communication services | 021 | 7 586 372 | 5 388 528 |
| Gross profit | 029 | 2 697 192 | 2 160 001 |
| Commercial expenses | 030 | | |
| Management expenses | 040 | | |
| Profit (loss) from sales (lines 010-020-030-040) | 050 | 2 697 192 | 2 160 001 |
| 2. Operating profits and losses | | | |
| Interest income | 060 | 6 448 | 3 712 |
| Interest expenses | 070 | 181 892 | 139 048 |
| Income from participation in other enterprises | 080 | 8 746 | 14 404 |
| Other operating income | 090 | 1 447 498 | 109 076 |
| Other operating expenses | 100 | 675 655 | 274 944 |
| 3. Non-sales profits and losses | | | |
| non-sales income | 120 | 220 546 | 199 259 |
| non-sales expenses | 130 | 1 226 247 | 612 889 |
| Profit (loss) before taxation (lines 050+060-070+080+090-100+120-130) | 140 | 2 296 636 | 1 459 571 |
| Profit tax and other similar obligatory payments | 150 | 691 542 | 477 961 |

| Profit (loss) from usual activity | 160 | 1 605 094 | 981 610 |
|---|---|---|---|
| 4. Extraordinary profits and losses | | | |
| Extraordinary profits | 170 | 62 | 7 |
| Emergency losses | 180 | 43 241 | 3 684 |
| Net profit (retained profit (loss) of the reported period) (lines 160+170+180)) | 190 | 1 561 915 | 977 933 |
| Reference data: Dividend for a preference share | 201 | | |
| For an ordinary share | 202 | | |
| Expected dividend in the next reported year: for a preference share | 203 | 0.2042 | |
| For an ordinary share | 204 | 0.067 | |

## INTERPRETATION OF PROFITS AND LOSSES

| Description | Line code | For the reported period | | For the same period of the last year | |
|---|---|---|---|---|---|
| | | profit | loss | profit | loss |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Fines, penalties, forfeits acknowledged or according to judgments on award of damages | 210 | 8 160 | 30 932 | 7 617 | 1 650 |
| Profit (loss) of past years | 220 | 62 156 | 197 661 | 24 932 | 43 910 |
| Damages caused by non-execution or improper execution of obligations | 230 | 2 389 | 439 | 1 252 | 66 |
| Stock exchange differences when operating with foreign currency | 240 | 16 910 | 299 138 | 80 827 | 151 764 |
| Cost reduction of inventories at the end of the reported period | 250 | | | | |
| Writing off accounts receivable and payable with expired limitation of action | 260 | 20 694 | 23 025 | 4 980 | 19 904 |

# CAPITAL CHANGE STATEMENT

For **2002**
Company: **Public Joint-Stock Company "Southern Telecommunications Company"**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

| Description | Line code | Opening balance | Inflow in the reported year | Expenses in the reported year | Closing balance |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| **1. OWNED CAPITAL** | | | | | |
| Authorized capital | 010 | 1 297 779 | - | - | 1 297 779 |
| Additional paid-in capital | 020 | 4 240 327 | 51 521 | 76 572 | 4 215 276 |
| increase of property value according to reappraisal | 021 | 3 772 122 | 51 521 | 76 541 | 3 747 102 |
| Reserve fund | 030 | 47 260 | 16 000 | - | 63 260 |
| | 040 | | | | |
| Retained profit of past years- total | 050 | 3 496 200 | 70 961 | 456 821 | 3 110 340 |
| Including: financial source of capital investments in production | 051 | 86 000 | 335 903 | - | 421 903 |
| Retained profit (outstanding deficit) of the reporting period - total | 055 | - | 1 561 915 | - | 1 561 915 |
| Social fund | 060 | | | | |
| Special purpose financing and inflows - total | 070 | | | | |
| | 080 | | | | |
| TOTAL for section I | 079 | 9 081 566 | 1 700 397 | 533 393 | 10 248 570 |
| II. Provisions for future expenses - total | 080 | | | | |
| Total for section II | 089 | | | | |
| III. Appraisal reserves - total | 090 | | | | |
| Including: bad debts | 091 | 6 | 430 256 | 242 225 | 188 037 |
| TOTAL for section III | 099 | 6 | 430 256 | 242 225 | 188 037 |
| IV. Change in capital | | | | | |
| Capital at the beginning of the reported period | 100 | 9 081 566 | | | 8 096 161 |
| Capital growth - total | 110 | 7 820 214 | | | 1 025 454 |
| Including: issue of additional shares | 111 | | | | |
| Assets' reappraisal | 112 | | | | |
| Assets' growth | 113 | | | | |
| Reorganization of a juridical person (merger, amalgamation) | 114 | 6 206 778 | | | |
| Profits referring to capital growth | 115 | | | | |

| Other receipts | 116 | 1 613 436 | | | 1 025 454 |
|---|---|---|---|---|---|
| Capital reduction - total | 120 | 6 653 210 | | | 69 092 |
| Including: decrease of a share's par value | 121 | | | | |
| Reduction of the shares' quantity | 122 | | | | |
| Reorganization of a juridical person (division) | 123 | 6 206 778 | | | |
| Costs referring to capital reduction | 124 | | | | |
| Other retired assets | 125 | 446 432 | | | 69 092 |
| Capital at the end of the reported period | 130 | 10 248 570 | | | 9 052 523 |
| Special purpose financing - total | 140 | 16 160 | 356 021 | 335 978 | 36 203 |
| Including: from budget | 141 | | 327 254 | 319 885 | 7 369 |
| Juridical person | 143 | | 184 | 184 | |
| Natural person | 144 | 16 160 | 28 583 | 15 909 | 28 834 |

## REFERENCES

| **Description** | **Line code** | **Opening balance** | | **Closing balance** | |
|---|---|---|---|---|---|
| 1 | 2 | 3 | | 4 | |
| 1) Net assets | 150 | 9 252 123 | | 10 419 727 | |
| | | **from the budget** | | **From branch and inter-branch funds** | |
| | | **3** | | **4** | |
| | | For the reported year | For the previous year | For the reported year | For the previous year |
| 2) Received for: | | | | | |
| Financing of regular activities | 160 | 308 817 | 162 841 | | |
| capital investments | 170 | 18 437 | 4 962 | | |
| Including Construction of objects | 171 | 18 437 | 3 418 | | |
| Acquisition of equipment | 172 | - | 1 544 | | |
| Purposes connected with force majeur situations | 180 | 85 | 40 | | |

## CASH FLOW STATEMENT

For: **2002**
Company: **Public Joint-Stock Company "Southern Telecommunications Company"**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

| Description | Line code | Amount | Including | | |
|---|---|---|---|---|---|
| | . | | current activity | investment activity | financial activity |
| 1 | 2 | 3 | 4 | 5 | 6 |
| 1.Opening cash balance | 010 | 197 563 | x | x | x |
| 2. Cash inflow - total | 020 | 17 212 993 | 15 297 327 | 1 915 666 | |
| including : | | | | | |
| revenue from sales of goods, works and services | 030 | 10 252 992 | 10 252 992 | x | |
| revenue from selling fixed assets and other property | 040 | 1 270 856 | 4 967 | 1 265 889 | |
| advance payments from buyers (customers) | 050 | 214 181 | 214 181 | x | |
| budget allocation and other special purpose financing | 060 | 250 805 | 232 368 | 18 437 | |
| non-repayable (gratis) | 070 | | | | |
| credits | 080 | 1 141 395 | 519 401 | 621 994 | |
| loans | 085 | | | | |
| dividend payments, interest under financial investments | 090 | 9 346 | x | 9 346 | |
| other cash inflow | 110 | 4 073 418 | 4 073 418 | | |
| 3. Cash expenses - total | 120 | 17 205 442 | 10 272 737 | 2 675 114 | 686 897 |
| including: | | | | | |
| payments for goods, works, services | 130 | 3 823 716 | 3 723 852 | 99 864 | |
| wages | 140 | 2 572 453 | x | x | x |
| social costs | 150 | 998 241 | x | x | x |
| sums paid out on account | 160 | 179 281 | 179 242 | 39 | |
| advance payments | 170 | 280 484 | 108 592 | 171 892 | |

| | | | | | |
|---|---|---|---|---|---|
| share holding in construction | 180 | 15 926 | x | 15 926 | x |
| machines, equipment, means of transport | 190 | 2 199 082 | x | 1 995 490 | x |
| financial investments | 200 | 5 639 | | 5 639 | |
| dividend, interest payments | 210 | 201 230 | x | 201 230 | |
| budgetary payments | 220 | 2 648 900 | 2 648 900 | x | |
| payments of the interest under credits and loans | 230 | 1 053 822 | 181 891 | 185 034 | 686 897 |
| Other payments | 250 | 3 226 668 | 3 226 668 | | |
| 4. Closing cash balance | 260 | 205 114 | x | x | x |
| Reference: | | | | | |
| In line 020 inflows in cash(except for line 100) - total | 270 | 5 475 632 | | | |
| including payments from: | | | | | |
| legal persons | 280 | 873 888 | | | |
| natural persons | 290 | 4 601 744 | | | |
| including using: | | | | | |
| cash registers | 291 | 3 998 849 | | | |
| severe accounting forms | 292 | 595 693 | | | |
| Cash resources: | | | | | |
| Receipts from bank to the company's cash | 295 | 1 619 312 | | | |
| Cash receipts from company to the bank | 296 | 3 410 363 | | | |

## ANNEXES TO THE BALANCE SHEET

For: **2002**
Company: **Public Joint-Stock Company "Southern Telecommunications Company"**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

### 1. BORROWED ASSETS FLOW

| Description | Line code | Opening balance | Received | Redeemed | Closing balance |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Long-term bank credits | 110 | 597 262 | 514 170 | 872 581 | 238 851 |
| including those not redeemed in time | 111 | | | | |
| Other long-term loans | 120 | 211 902 | 57 | 151 957 | 60 002 |
| including those not redeemed in time | 121 | | | | |
| Short-term bank credits | 130 | 691 682 | 1 611 583 | 1 267 001 | 1 036 264 |
| including those not redeemed in time | 131 | 301 290 | 265 382 | 7 648 | 559 024 |
| Other short-term loans | 140 | 42 031 | 111 223 | 29 031 | 124 223 |
| including those not redeemed in time | 141 | 19 064 | 2 469 | 11 593 | 9 940 |

### 2. ACCOUNTS RECEIVABLE AND PAYABLE

| Description | Line code | Opening balance | Liabilities incurred | Liabilities discharged | Closing balance |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Accounts receivable: | | | | | |
| short-term | 210 | 1 145 562 | 15 697 079 | 15 381 821 | 1 460 820 |
| including overdue | 211 | 353 412 | 805 759 | 883 837 | 275 334 |
| including for more than 3 months | 212 | 217 412 | 550 286 | 579 661 | 188 037 |
| long-term | 220 | 53 436 | 15 630 | 6 592 | 62 474 |
| including overdue | 221 | | | | |
| including for more than 3 months | 222 | | | | |
| from line 220 accounts expected to be received in | 223 | 53 436 | 15 630 | 6 592 | 62 474 |

| | | | | | |
|---|---|---|---|---|---|
| more than 12 months after reporting date | | | | | |
| Accounts payable: | | | | | |
| short-term | 230 | 1 411 992 | 20 056 494 | 18 119 588 | 3 348 898 |
| including overdue | 231 | 250 717 | 3 410 631 | 3 217 362 | 443 986 |
| including for more than 3 months | 232 | 118 623 | 1 613 689 | 1 522 247 | 210 062 |
| long-term | 240 | 875 815 | 1 211 111 | 1 088 454 | 998 472 |
| including overdue | 241 | | | | |
| including for more than 3 months | 242 | | | | |
| from line 240 accounts expected to be paid in more than 12 months after reporting date | 243 | 875 815 | 1 580 987 | 691 168 | 1 765 634 |
| Security: | | | | | |
| received | 250 | | | | |
| including from third person | 251 | | | | |
| given | 260 | 1 895 116 | 2 049 133 | 1 457 039 | 2 487 210 |
| including to third persons | 261 | | | | |

**REFERENCES FOR SECTION 2**

| Description | Line code | Opening balance | Liabilities incurred | Liabilities discharged | Closing balance |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| 1) Bills' circulation | | | | | |
| Bills given | 262 | 48 072 | 94 843 | 70 249 | 72 666 |
| including overdue | 263 | | | | |
| Bills received | 264 | 1 399 | 8 517 | 9 908 | 8 |
| including overdue | 265 | 27 | | 27 | |
| 2) Accounts receivable for supplied production (works, services) according to actual cost | 266 | 625 659 | 8 642 628 | 8 427 998 | 840 289 |

## 3) List of debtors having the largest debts

| Name of organization | Line code | Closing balance | |
|---|---|---|---|
| | | total | including overdue for more than 3 months |
| 1 | 2 | 3 | 4 |
| Budget institutions | 270 | 142 566 | 92 989 |
| Natural persons | 271 | 505 816 | 74 140 |
| Including those having benefits | 272 | 67 355 | 21 988 |
| Commercial organizations | 273 | 351 405 | 20 908 |

## 4) List of the largest creditors

| Name | Line code | Closing balance | |
|---|---|---|---|
| | | total | Including for more than 3 months |
| 1 | 2 | 3 | 4 |
| "Rostelecom" OJSC | 280 | 122 441 | |
| Suppliers of telecom equipment | 281 | 1 271 990 | 407 044 |
| Leasing | 282 | 546 877 | 355 156 |

## 3. DEPRECIABLE ASSETS

| Description | Line code | Opening balance | Put in operation | Retired | Closing balance |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| 1. INTANGIBLE ASSETS | | | | | |
| Rights for objects of intellectual (industrial) property | 310 | 2 144 | | 95 | 2 049 |
| including rights according to: | | 2 139 | | 90 | 2 049 |
| author's contracts and other contracts on works of science, literature, art, software programs, data bases and others. | 311 | 5 | | 5 | |
| patents for inventions, collection advances, industrial patents, certificates for effective models, trade marks and signs of service or license agreements for their use | 312 | | | | |
| right for "know-how" | 313 | | | | |
| Rights for use of isolated natural objects | 320 | | | | |
| Expenses for reorganization | 330 | | | | |
| Business (reputation) of the company | 340 | | | | |
| Miscellaneous | 349 | | | | |
| Total (sum of the lines 310+320+330+340+349) | 350 | 2 144 | | 95 | 2 049 |
| 2. FIXED ASSETS | | | | | |
| Land and natural resources | 360 | 14 | 5 | | 19 |
| Buildings | 361 | 1 808 910 | 76 811 | 28 417 | 1 857 304 |
| Constructions | 362 | 5 232 433 | 900 048 | 64 448 | 6 068 033 |
| Machines and equipment | 363 | 9 209 326 | 1 993 374 | 78 361 | 11 124 339 |
| Means of transport | 364 | 236 125 | 72 957 | 1 944 | 307 138 |
| Working and household equipment | 365 | | | | |
| Workstock | 366 | | | | |
| Productive cattle | 367 | | | | |
| Long-lived plantations | 368 | | | | |
| Other fixed assets | 369 | 125 047 | 60 588 | 8 758 | 176 877 |
| Total (sum of lines 360-369) | **370** | 16 611 855 | 3 103 783 | 181 928 | 19 533 710 |

| | | | | | |
|---|---|---|---|---|---|
| including: | | | | | |
| production | 371 | 16 527 045 | 3 087 627 | 155 685 | 19 458 987 |
| non-production | 372 | 84 810 | 16 156 | 26 243 | 74 723 |
| **III. INVESTMENTS IN MATERIAL VALUES** Property for leasing | 381 | | | | |
| Property for hire | 382 | | | | |
| Other | 383 | | | | |
| **Total** (sum of lines 381-383) | **385** | | | | |

## REFERENCE TO SECTION 3

| ***Description*** | ***Line code*** | ***Opening balance*** | ***Closing balance*** |
|---|---|---|---|
| **1** | **2** | **3** | **4** |
| From line 371, columns 3 and 6: | | | |
| subleased – total: | 387 | 96 783 | 86 895 |
| including: | | | |
| buildings | 388 | 4 414 | 6 900 |
| facilities | 389 | 16 | 32 |
| transport | 390 | 94 | 94 |
| other | 391 | 92 259 | 79 869 |
| laid up | 392 | | |
| Depreciable assets: | | | |
| Intangible assets | 393 | 109 | 437 |
| Fixed assets - total | 394 | 6 349 772 | 7 046 981 |
| including: | | | |
| buildings and facilities | 395 | 3 092 409 | 3 278 063 |
| machines, equipment, means of transport | 396 | 3 213 046 | 3 685 473 |
| other | 397 | 44 317 | 83 445 |
| Profitable investments in material values | 398 | | |
| Reference: | | | |
| Indexing result according to reappraisal of fixed assets: | | | |
| initial cost | 401 | | |
| depreciation | 402 | | |
| Pledged property | 403 | 1 725 204 | 1 581 593 |
| Value of property not subject to depreciation -total | 404 | 917 703 | 910 243 |
| Including intangible assets | 405 | 1 460 | |
| Fixed assets | 406 | 916 243 | 910 243 |

4

| Description | Line code | Opening balance | Added on (formed) | Used | Closing balance |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| The company's owned resources - total | 410 | | 1 486 291 | 1 486 291 | |
| including: | | | | | |
| income left at the disposal of the company (accumulation fund) | 411 | | 689 816 | 689 816 | |
| depreciation of fixed assets | 412 | | 796 475 | 796 475 | |
| Borrowed assets - total | 420 | 27 988 | 1 793 747 | 1 801 641 | 20 094 |
| including: | | | | | |
| bank credits | 421 | | 621 994 | 621 994 | |
| Borrowed assets from other organizations | 422 | 24 109 | 899 851 | 905 745 | 18 215 |
| share holding in construction | 423 | 1 963 | 14 979 | 15 230 | 1 712 |
| budgetary | 424 | 1 916 | 18 437 | 20 186 | 167 |
| non-budgetary funds | 425 | | | | |
| others | 426 | | 238 486 | 238 486 | |
| Owned and borrowed resources – total (sum of lines 410 and 420) | 430 | 27 988 | 3 280 038 | 3 287 932 | 20 094 |
| Reference: | | | | | |
| Unfinished construction | 440 | 439 944 | 3 440 213 | 3 103 783 | 776 374 |
| Investments in branch establishments | 450 | 293 778 | 94 | 2 400 | 291 472 |
| Investments in dependant companies | 460 | 49 744 | 3 | 5 457 | 44 290 |

## 5. FINANCIAL INVESTMENTS

| Description | Line code | Long-term | | Short-term | |
|---|---|---|---|---|---|
| | | At the beginning of the year | At the end of the year | At the beginning of the year | At the end of the year |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Other companies' shares | 510 | 367 981 | 362 269 | | |
| Bonds and other obligations | 520 | | | | |
| Loans granted | 530 | 10 000 | 10 000 | 536 | |
| Others | 540 | 29 327 | 16 389 | 2 073 | 1 591 |
| Reference: Bonds and other securities at market value | 550 | | | | |

## 6.THE COMPANY'S OPERATING COSTS

| Description | Line code | For the reported year | For the previous year |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Material expenditures | 610 | 1 052 881 | 822 009 |
| Including:<br>Raw materials | 611 | 613 411 | 529 743 |
| Fuel and energy | 612 | 291 535 | 248 320 |
| Spare parts | 613 | 147 935 | 43 946 |
| Salaries | 620 | 2 489 941 | 1 951 772 |
| Social costs | 630 | 876 607 | 692 756 |
| Depreciation of fixed assets | 640 | 770 662 | 635 977 |
| Other costs | 650 | 2 556 793 | 1 853 373 |
| Including:<br>Taxes included in costs | 651 | 128 645 | 83 023 |
| rent | 652 | 67 124 | 228 547 |
| Personnel training | 653 | 27 632 | 12 340 |
| Expenditures - total | 660 | 7 746 884 | 5 955 887 |
| Change in balances:<br>Unfinished construction | 670 | 39 | 7 042 |
| Deferred income | 680 | (17 869) | 14 796 |
| Reserves for future expenditures | 690 | | |

## 7. SOCIAL FACTORS

| Description | Line code | Sum owing on accounts | Expended | Transferred to funds |
|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 |
| Social investments in : | | | | |
| Fund of social insurance | 710 | 90 004 | 17 387 | 69 288 |
| Retirement insurance fund | 720 | 809 646 | | 808 309 |
| Employment fund | 730 | 5 438 | | 5 557 |
| Medical insurance | 740 | 91 583 | | 90 905 |
| Allocations to non-state retirement funds | 750 | 41 272 | x | 39 126 |

| Description | Line code | Value |
|---|---|---|
| Payments under contracts of retirement insurance | 755 | |
| Average number of employees on pay-roll | 760 | 44 285 |
| Money incentive payments not associated with output of products, execution of works, provision of services | 770 | 119 440 |
| Earnings per shares and from investments in the company's property | 780 | 16 220 |

**Explanatory note to the accounting records for the year 2002**

***File with the explanatory note is attached to the file in the section "Other material information on the Issuer's financial and economic activity".***

**Other information on accounting records for the year 2002**

*In Form No 4 of 2002 accounting records amount of RUR 203592 ths should be added in line 190 (current activity; amount of RUR 7202 ths should be added in line 293 (others).*

**Report of the independent auditing company on the statutory accounting reports for the year 2002**

*Report of the independent auditing company to the shareholders on the statutory accounting reports of "SOUTHERN TELECOMMUNICATIONS COMPANY" PJSC for the period from the1st of January till the 31st of December 2002 inclusive.*

1. *We have performed an audit of the attached statutory accounting reports of "Southern Telecommunications Company" PJSC for the year ended 31 December 2002.*

2. *Accounting reports of "Southern Telecommunications Company" PJSC include balance sheet defined by the words "as at the end of the reported year taking into consideration indices of the merged companies", income statement defined by the words "During the reported period", statement of capital flow, statement of cash flows, appendixes to the balance sheet and explanatory note defined by the words "as at the end of the reported period taking into consideration indices of the merged companies" and "For the reported period". Preparation of these statutory accounting reports is the responsibility of the management of "Southern Telecommunications Company" PJSC. Our responsibility is to express an opinion on trustworthiness in all material aspects of these statutory accounting reports and conformity of the accounting principles with the applicable legislation of the Russian Federation, based on our audit.*

3. *Audit of the balance sheet of "Southern Telecommunications Company" PJSC for the year ended 31 December 2001 was performed by another auditing company and its opinion on trustworthiness of "UTK" PJSC statutory accounting reports for the year ended 31 December 2001 was expressed in conditionally positive auditor's report of April 19, 2002. In its report the other auditing company drew attention to the fact of untimely posting of the acquired equipment that influenced greatly the financial correctness of accounting reports.*

4. *We carried out our audit in accordance with the Federal Law "On Auditing" and adopted federal auditing standards, Russian Auditing Standards approved by the Presidential Audit Committee.*

5. *We planned and performed our audit to obtain reasonable assurance that the statutory accounting reports, defined by the words "as at the end of the reported period taking into consideration indices of the merged companies" and "For the reported period" are prepared in all material respects in their true values. Our audit included examining, on a test basis, evidence supporting the amounts and disclosures in the statutory accounting reports. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion on trustworthiness in all material aspects of these statutory accounting reports*

*and conformity of the accounting principles with the applicable legislation of the Russian Federation.*

6. *In our opinion, in 2002 accounting procedures in respect to preparation of the statutory accounting reports of "Southern Telecommunications Company" PJSC, defined by the words "as at the end of the reported period taking into consideration indices of the merged companies" and "For the reported period", meet the requirements of the Federal Law No 129-FZ as of 21 November 1996 «On Accounting» and the above mentioned statutory accounting reports are trustworthy and present, in all material respects, the assets and liabilities of "Southern Telecommunications Company" PJSC as of 31 December 2001 and its financial results for the year ended 31 December 2001 in accordance with the Federal Law No 129-FZ as of 21 November 1996 «On Accounting».*

7. *Without making reservation in our report we would like to pay your attention to the section 4 "Analysis and assessment of the balance structure" of the Explanatory notes describing surplus of short-term liabilities over the current assets of "Southern Telecommunications Company" PJSC amounting to RUR 2 284 768 ths as of December 31, 2002, as well as plans of the management in relation to this working capital shortage.*

8. *As defined in unaudited section 6 "Comparable indices of accounting reports" of the Explanatory notes, "Southern Telecommunications Company" PJSC was reorganized on October 31, 2002 through merger of several telecom companies of the Southern Federal District into it. We did not perform audit of comparative accounting reports or any of their parts defined by the words "as at the beginning of the reported period taking into consideration indices of the merged companies" and "For the same period of the previous year taking into consideration indices of the merged companies" as well as "For the reported period taking into consideration indices of the merged companies", which were included in the attached accounting reports solely for the purpose of presenting comparable financial information.*

9. *The accompanying statutory accounting reports are not intended for the purpose of presenting financial position and performance results in accordance with generally accepted accounting principles in other countries outside Russia. Accordingly, the attached statutory accounting reports are not designed for those who are not informed about Russian accounting matters.*

*April 25, 2003*

*Partner*

*Robert Jey Akright*

*Auditor*

*Irina Borisovna Smirnova*
*Certificate of competence on general audit № 043315,*
*issued on May 23, 2002 with unrestricted period of validity.*

# APPENDIX

## Accounting records for the first quarter of the year 2003

*Accounting records of "Southern Telecommunications Company" PJSC*

## ACCOUNTING POLICY

*General provisions of accounting policy of "Southern Telecommunications Company" PJSC for 2003*

*The unified forms of the account of the primary accounting documentation, authorized by Goskomstat of the Russian Federation are applied in the Company.*
*At registration of financial and economic operations on which the unified forms are not stipulated, independently developed forms of primary accounting documents (including indicated in Regulations on document circulation system) containing obligatory essential elements established by the Federal Law of 21.11.1996 №129-FZ "On Accounting" are applied.*
*The right to sign primary accounting documents is established by internal organizational - administrative documents.*

*1. The order of the organization and carrying out of inventory of property and liabilities.*

*All property of the Company, irrespective of its location, and all kinds of liabilities are subject to inventory.*

*Inventory in the Company shall be carried out in the following terms:*

- *basic assets - not less often than once in two years as of November, 1 of fiscal year;*
- *intangible assets - annually as of December, 1 of fiscal year;*
- *capital construction in progress and other capital investments - annually as of November, 1 of fiscal year;*
- *Raw material, materials, precious metals, the equipment to be installed, intermediate products, goods, finished products in warehouses - annually as of November, 1 of the fiscal year;*
- *work in progress - quarterly as at the end of a quarter;*
- *Deferred expenses and income - annually as of December, 31 of the fiscal year;*
- *Cash resources on bank accounts - annually as of December, 31 of the fiscal year;*
- *Cash resources in cash desk - not less often, than once in a quarter;*
- *Long-term financial investments - annually as of December, 31 of the fiscal year;*
- *Short-term financial investments, monetary instruments - quarterly as at the end of the quarter;*
- *Settlements with debtors and allowance for doubtful accounts - annually as of December, 31 of the fiscal year;*
- *Settlements with creditors - settlements with telecom operators - quarterly as at the end of a quarter, with other creditors - once a year as of December, 31 of the fiscal year;*
- *Tax payments and obligatory allotments to the budget and extra-budgetary funds, special purpose financing - annually as of December, 31 of the current year;*
- *Internal settlement of accounts - quarterly as at the end of the quarter not less often than an once in a quarter;*
- *Settlement of accounts with personnel, advance holders - annually as of December, 31 of the current year;*
- *Allowance for conditional liabilities, allowance for default of investments in securities, reserves under depreciation of material assets - annually as of December, 31 of the fiscal year;*

*For carrying out of inventory at a level of the Company's General Directorate and Administrations of regional branches the permanent inventory commissions are created which membership is approved by:*

- *the Company's General Director - For General Directorate;*
- *director of a branch - For regional branches.*

*The detailed order of the organization and carrying out of inventory of the Company's assets and liabilities of the Organization are determined in Regulations on the procedure for carrying out of inventory of assets and liabilities and measures on assets preservation.*

*2. The order of drawing up of the Company accounting records.*

*The Company's accounting records are made in the order and in the terms stipulated by the Federal Law of 21.11.96 №129-FZ " On Accounting" and other statutory acts of the Russian Federation regulating conducting of book keeping and the reporting.*

*The Company's accounting records are formed by accounts department of the Company General Directorate on the basis of the generalized information on property, liabilities and results of the Company's activity in view of the information given by accounts departments of regional branches. Accounting reports are formed by accounts departments of regional branches on the basis of the data presented by accounts departments of structural divisions.*

*While drawing up the accounting records the forms, developed by the Company taking into consideration recommendations contained in corresponding normative documents, are applied.*

*Internal forms of the accounting reporting as well as fixed terms of their presentation are specified in Regulations on the procedure for formation of the Company's accounting records.*

*3. Accounting for intangible assets*

*Depreciation charges on intangible assets is determined monthly according to the norms established on the basis of the initial value of such assets and their useful life using linear method. The projected useful life of intangible assets is determined at their registration by a special commission and approved by the Company's General Director.*

*The cost of intangible assets is redeemed through the accrual of amortization on account 05 "Amortization of intangible assets".*

*4. Accounting for fixed assets*

*Revaluation of fixed assets is not to be made in 2003.*

*The Company carries out revaluation on a regular basis not less often than once in two years, by groups of homogeneous objects of the fixed assets at their current (replacement) cost by direct recalculation based on documentary confirmed market prices. Groups of homogeneous objects of fixed assets on which revaluation is made, are shown in methodical instructions on fixed assets' accounting.*

*5. Accounting for inventories*

*Formation of the actual cost price of inventories in the Company's book keeping is carried out using accounts 15 " Preparation and purchase of inventories " and 16 "Deviation in cost of inventories ".*

*Inventories on accounts 10 "Materials" and 41 "Goods" are reflected according to their registration price.*

*Inventories (raw material, materials, goods) can be accepted and registered without credit orders, on the basis of documents of the supplier (account, invoice, etc.) having the stamp containing the same essential elements, as in the credit order. Such stamp is equated to the credit order.*

*The finished goods are included in accounts at their actual production cost price without using account 40 "Production output".*

*6. The order of recalculation of assets and liabilities expressed in foreign currency.*
*Amounts in the Company's cash, bank accounts, currency papers, short-term securities, settlements with natural and juridical persons, means of special purpose financing received from budget or foreign investors as technical or other type of assistance under the concluded agreements, expressed in foreign currency, should be re-calculated in rubles as at the date of operation performance and also at the date of making monthly accounting records.*

*7. Accounting for revenues*
*For accounting purposes operating activities of the Company are subdivided into profile and not profile types.*
*Profile activities are meant as those directly related to rendering telecom services. All other types of activity are considered not profile.*
*Revenues being not from operating activities are considered as other revenues.*

*8. Accounting for expenses.*
*For accounting purposes operating activities of the Company are subdivided into profile and not profile types.*
*In book keeping the separate calculation of expenditures by kinds of services, works and production, being the objects of calculation, is conducted.*
*For the purposes of distribution of operating costs between the objects of calculation the Company uses a method of calculation of expenditures according to production processes.*
*Uniquely determined type of activity (sequence of actions or set of functions and tasks), not limited in time and having recognized result is referred to as production process.*
*For the purposes of distribution of operating expenses between the objects of calculation the processes are subdivided into the basic production processes, auxiliary production processes and joint processes.*
*The processes related directly to rendering telecom services are among the basic production processes.*
*The processes necessary for realization of the basic and joint productions and indirectly related to rendering telecom services are among the auxiliary production processes.*
*The processes necessary for realization of the basic productions, but not related to rendering telecom services are among the joint production processes.*
*Distribution of expenses is based on actual natural parameters of the Company economic activity which structure is determined in Methodical instructions on calculation of expenditures.*
*All the expenses connected to profile kinds of activity, are indirect, that is not related directly, but distributed between objects of calculation, and are taken into account in the context of production processes.*
*Expenses of profile regular activities are recorded in account 30 "Main production processes" and 31 "Auxiliary production processes".*
*Expenses related to not profile kinds of activity, are recorded in accounts 23 " Auxiliary production", 29 " Service production" and 44 " Selling expenses" in the context of kinds of activity.*
*The expenses collected on account 31 " Auxiliary production processes ", are distributed between the basic and joint production processes to accounts 30 "Basic production process " and 32 "Joint*

*production process " on the basis of the data on the bases of distribution presented by production services at the end of the accounting period.*
*The expenses collected on account 30 "Basic production processes " are distributed between accounts 20 " Main production" by objects of calculation on the basis of the data on the bases of distribution presented by production services at the end of the accounting period, and account 33 "Equipment maintenance costs " by kinds of equipment of a conditional digital network made by engineering services annually. Distribution of expenses by kinds of equipment is performed on the basis of design data of engineering services according to the share of an involvement of the equipment in the basic production processes.*
*The expenses collected on account 33 " Equipment maintenance costs " are distributed to account 20 "Basic production "by objects of calculation (services) on the basis of the data presented by engineering services on intensity and duration of use of each type of equipment by a specific service which are calculated at the beginning of each year or at essential changes in topography of a communication network.*
*To calculate the cost price of services, works, products of non-profile kinds of activity actual expenses for the rendered services, finished works and products delivered to warehouses, collected on accounts 23 " Auxiliary productions " and 29 "Service productions", are written off to account 43 "Finished goods" (in case of output of finished goods), corresponding accounts of production processes (in case of rendering services or performance of works for profile kinds of activity) or account 90 "Sales" subaccount 90-04 "Cost price of sales in not profile kinds of activity " (in case of rendering services, performance of works away from the Company ). The balance under the debit of accounts 23 "Auxiliary productions " and 29 "Service productions" reflects cost of a work in progress.*

*9. Accounting for deferred expenses*
*The following expenses incurred during the reporting period but cannot be included in the cost price of services, works, products sold during this reporting period shall be reflected in the balance sheet as deferred expenses:*

- *expenses related to development of new productions or products before occurrence of the facts of their realization;*
- *expenses on payment of future holidays;*
- *expenses on acquisition of licenses;*
- *expenses on insurance of property;*
- *expenses related to purchase of software products and databases under contracts of sale and purchase or barter contracts if these assets do not meet the requirements established for intangible assets;*
- *Other.*

*Deferred expenses shall be written off evenly at the expense of corresponding sources of covering during the period to which they have been deferred. If it is impossible to determine the period during which the expenses should be written off, this period shall be established by a specially created commission and approved by the order of the General director.*
*The procedure of accounting for expenses and costs calculation is set in Methodical instructions on accounting for expenses.*

*10. Accounting of settlements*
*Non-monetary settlements of accounts are reflected in the accounting records separately using account 76.15).*

*The Company transfers long-term liabilities to short-term liabilities (receivable and payable) when remaining period to maturity is less than 365 days under the terms of the agreement.*

*11. Accounting for credits and loans received*
*The Company transfers long-term liabilities under the received credits and loans to short-term liabilities (to the corresponding subaccount of account 66 "Payments under short-term credits and loans") at the moment when remaining period to maturity is less than 365 days under the contract of debt.*
*If the Company receives a long-term loan under the contract which terms stipulate periodic repayment of the sum of the loan, as 365 days remain before repayment of the next part of the loan, this part is transferred to a short-term part of long-term debts on the corresponding subaccount of account 66 "Payments under short-term credits and loans ".*

*12. Settlements of internal accounts and information transmission from separate subdivisions.*
*Account 79 "Internal settlements" is applied for reflecting the Company's internal turnover.*
*All financial and economic operations between the Company's divisions are carried out on the basis of notices (aviso) via a higher level of management. Operations between structural divisions are carried out via corresponding regional branches. Operations between regional branches are carried out via the Company General Directorate.*
*Accounting for revenues and expenses between the Company's structural subdivisions are performed by a method of red storno (reverse of an entry).*
*The list of internal operations and procedure of their realization are regulated by Methodical instructions on settlement of internal accounts.*

*13. Procedure of creation and use of special purpose funds*

*The Company shall not form any funds at the expense of retained earnings of the reporting year except for the funds to be created pursuant to the Company's constituent documents.*
*Procedure of creation and usage of the specified funds is determined on the basis of the Resolution of a General Shareholders' Meeting taking into consideration the requirements of the Law " On Joint Stock Companies ".*
*Procedure of accounting and use of retained earnings is shown in Methodical instructions on accounting for capital.*

*14. Procedures of creation and use of reserves*
*The Company establishes the following kinds of reserves:*

- *A reserve for default of investments in securities;*
- *Allowance for doubtful accounts (quarterly).*
- *A reserve for depreciation of material assets (at the end of a reporting year)*
- *Reserves for conditional obligations.*

*Estimation of the value of a conditional obligation is made by selecting it from values interval. Simple average of maximum and minimum values of an interval is accepted as estimation .*

*15. Accounting for state support*
*Budgetary provisions (subventions, subsidies) are admitted in accounting records as cash means and non-monetary resources are actually received.*
*The order of the budgetary funds accounting is set in Methodical instructions on accounting for*

*special purpose financing.*

*16.Accounting for financial investments.*
*Financial investments for the purposes of book keeping are classified by types of investments and their terms.*
*At sale, other retirement including cancellation of securities, the canceling emissive securities are estimated by a value of primary securities (those acquired first on time) (FIFO), the canceling non-emissive securities are estimated by actual value of each security.*
*Short-term financial investments with maturity date over 12 months after the reporting date are to be transferred to long-term financial investments (to the corresponding subaccount) if the initial intention to receive dividends within 12 months after the reporting date is changed.*
*The estimation of the urgency of investments (investment terms) is made by the person (division), appointed by the order of the Company's General Director and fixed in the document transferred to accounts department in the form established by the Company.*
*As far as debt securities are concerned, difference between the amount of actual expenses for purchase of a security and its par value is not to be referred to financial performance results.*
*The order of accounting for financial investments is regulated by Methodical instructions on accounting for financial investments.*

# BALANCE SHEET

**As at 31 March 2003**
Company: **Public Joint Stock Company "Southern Telecommunications Company"**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

| ASSETS | Line code | Opening balance | Closing balance |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **1. LONG-TERM ASSETS** | | | |
| Intangible assets (04, 05) | 110 | 1 612 | 1 519 |
| patents, licenses, trade marks and other similar rights and assets | 111 | 1 612 | 1 519 |
| establishment expenses | 112 | | |
| business rating | 113 | | |
| Fixed assets (01,02,03) | 120 | 13 953 774 | 14 226 479 |
| land and natural resources | 121 | 19 | 19 |
| buildings, facilities, machines and equipment | 122 | 12 311 398 | 12 548 664 |
| Unfinished construction (07,08,16, 61) | 130 | 1 044 326 | 1 128 655 |
| Profitable investments in material values (03) | 135 | | |
| Property for subleasing | 136 | | |
| Property for rent | 137 | | |
| Long-term financial investments (06, 82) | 140 | 388 659 | 430 788 |
| investments into branch establishments | 141 | 275 972 | 344 245 |
| investments into dependant companies | 142 | 59 790 | 44 290 |
| investments into other companies | 143 | 23 694 | 23 488 |
| loans granted to companies with term over 12 months | 144 | 26 269 | 15 832 |
| other long-term financial investments | 145 | 2 934 | 2 933 |
| Other long-term assets | 150 | | 812 |
| TOTAL for section 1 | 190 | 15 388 371 | 15 788 253 |
| **2. CURRENT ASSETS** | | | |
| Inventories and expenses | 210 | 584 255 | 712 325 |
| raw materials, materials and other similar items (10,12,13, 16) | 211 | 502 990 | 547 196 |
| cattle (11) | 212 | 1 | 1 |
| Expenses in unfinished production(20,21,23,29,30,36,44) | 213 | 187 | 205 |

| | | | |
|---|---|---|---|
| finished products and merchandise(16, 40,41) | 214 | 40 629 | 32 555 |
| dispatched goods (45) | 215 | | |
| deferred expenses (31) | 216 | 40 448 | 132 368 |
| other inventories and expenses | 217 | | |
| VAT on acquired valuables (19) | 220 | 498 763 | 453 089 |
| Accounts receivable(with payments expected in 12 months or later since reporting date) | 230 | 64 548 | 66 511 |
| buyers and customers( 62,76,82) | 231 | 303 | 310 |
| notes receivable(62) | 232 | | |
| branch establishments and dependant companies (78) | 233 | 45 425 | 45 461 |
| advance payments(61) | 234 | 13 315 | 14 063 |
| Other receivables | 235 | 5 505 | 6 677 |
| Accounts receivable(with payments expected within 12 months since reporting date) | 240 | 1 271 666 | 1 427 422 |
| buyers and customers( 62,76,82) | 241 | 811 116 | 912 330 |
| notes receivable(62) | 242 | 8 | |
| branch establishments and dependant companies (78) | 243 | 8 617 | 14 795 |
| participants' (founders') contributions to authorized capital (75) | 244 | | |
| advance payments(61) | 245 | 267 027 | 349 107 |
| other receivables | 246 | 184 898 | 151 190 |
| Short-term financial investments (56,58,82) | 250 | 1 591 | 1 716 |
| investments into dependant companies | 251 | | |
| bought out own shares | 252 | | |
| other short-term financial investments | 253 | 1 591 | 1 716 |
| Cash resources | 260 | 216 934 | 211 069 |
| cash (50) | 261 | 7 427 | 8 146 |
| settlement accounts (51) | 262 | 188 185 | 174 764 |
| currency accounts (52) | 263 | 1 058 | 783 |
| Other cash resources (55,56,57) | 264 | 20 264 | 27 376 |
| Other current assets | 270 | | |
| TOTAL for section 2 | 290 | 2 637 757 | 2 872 132 |
| BALANCE (sum of the lines 190+290) | 300 | 18 026 128 | 18 660 385 |

| **EQUITY AND LIABILITY** | **Line code** | **At the beginning of the reported period** | **At the end of the reported period** |
|---|---|---|---|
| **1** | **2** | **3** | **4** |
| **4. FUNDS AND RESERVES** | | | |
| Authorized capital (85) | 410 | 1 297 779 | 1 297 779 |
| Additional paid-in capital (87) | 420 | 5 772 983 | 5 771 326 |
| Reserve capital (86) | 430 | 63 260 | 63 260 |
| mandatory reserve funds | 431 | 63 260 | 63 260 |
| reserve fund required by constituent documents | 432 | | |
| Social funds (88) | 440 | | |
| Special purpose financing and funds (96) | 450 | | |

| Retained profit of past years (88) | 460 | 4 672 253 | 4 673 909 |
|---|---|---|---|
| Uncovered losses of the past years(88) | 465 | | |
| Retained profit of the reported year (88) | 470 | | 328 275 |
| Uncovered losses of the reported year (88) | 475 | | |
| TOTAL for section 4 | 490 | 11 806 275 | 12 134 549 |
| **5. LONG-TERM LIABILITIES** | | | |
| Borrowing costs (92,95) | 510 | 429 708 | 656 948 |
| long-term bank credits | 511 | 375 418 | 602 923 |
| other long-term loans | 512 | 54 290 | 54 025 |
| Other long-term liabilities | 520 | 1 024 949 | 871 564 |
| TOTAL for section 5 | 590 | 1 454 657 | 1 528 512 |
| **6. SHORT-TERM LIABILITIES** | | | |
| Borrowing costs (90,94) | 610 | 1 611 652 | 1 858 782 |
| bank credits | 611 | 1 487 428 | 1 709 981 |
| other loans | 612 | 124 224 | 148 801 |
| Accounts payable | 620 | 2 741 362 | 2 710 616 |
| suppliers and contractors (60,76) | 621 | 1 642 762 | 1 594 868 |
| notes payable(60) | 622 | 72 666 | 81 046 |
| debt to branch establishments and dependant companies (78) | 623 | 42 755 | 32 164 |
| wages to employees(70) | 624 | 143 147 | 172 943 |
| social insurance (69) | 625 | 61 130 | 82 133 |
| debt to budget (68) | 626 | 253 635 | 269 628 |
| advance payments(64) | 627 | 214 181 | 209 571 |
| other payables | 628 | 311 086 | 268 263 |
| Dividend settlements (75) | 630 | 204 825 | 200 116 |
| Deferred income (83) | 640 | 207 357 | 227 810 |
| Provision for future expenses and payments(89) | 650 | | |
| Other short-term liabilities | 660 | | |
| TOTAL for section 6 | 690 | 4 765 196 | 4 997 324 |
| BALANCE (sum of the lines 490+590+690) | 700 | 18 026 128 | 18 660 385 |

## RECORDING OF THE COUNT OF VALUABLES MENTIONED IN BELOW-LINE ACCOUNTS

| Name of below-line account | Line code | At the beginning of the year | At the end of the year |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Leased fixed assets (001) | 910 | 315 965 | 346 473 |
| including leasing | 911 | 140 812 | 140 812 |
| Inventory holdings under agreement of bailment (002) | 920 | 14 104 | 15 678 |
| Goods taken on commission (004) | 930 | | |
| Written off accounts receivable of insolvent debtors (007) | 940 | 110 100 | 119 469 |
| Liabilities and payments' securities received (008) | 950 | | |
| Liabilities and payments' securities given (009) | 960 | 2 472 808 | 4 113 917 |
| Depreciation of housing stock (014) | 970 | 12 077 | 12 256 |
| Depreciation of objects equipped with external modern services and utilities and other similar objects (015) | 980 | | |
| Forms of strict recording | 990 | 38 755 | 42 624 |

| Fixed assets offered for rent | 991 | | 3 337 |
|---|---|---|---|
| Inventories | 992 | 38 988 | 46 902 |
| Payments for telecom services | 993 | 22 568 | 27 929 |

# PROFIT AND LOSS STATEMENT

**As at 31 March 2003**
Company: **Public Joint-Stock Company "Southern Telecommunications Company"**
Identification number of tax-payer
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

| **Description** | **Line-code** | **For the reported period** | **For the similar period of the previous year** |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| 1. Profits and losses from usual activities | | | |
| Net revenue from sales (with the exception of VAT, excises and other compulsory payments) | *010* | 2 834 009 | 2 334 912 |
| Including from communication services | *011* | 2 788 992 | 2 225 677 |
| Cost price of goods , services sold | *020* | 2 121 375 | 1 769 986 |
| Including from communication services | *021* | 2 047 582 | 1 684 682 |
| Gross profit | 029 | 712 634 | 564 926 |
| Commercial expenses | 030 | | |
| Management expenses | 040 | | |
| Profit (loss) from sales (lines 010-020-030-040) | 050 | 712 634 | 564 926 |
| 2. Operating profits and losses | | | |
| Interest income | 060 | 1 654 | 654 |
| Interest expenses | 070 | 70 036 | 35 179 |
| Income from participation in other enterprises | 080 | 382 | 99 |
| Other operating income | 090 | 63 374 | 1 059 278 |
| Other operating expenses | 100 | 176 795 | 79 747 |
| 3. Non-sales profits and losses | | | |
| non-sales income | 120 | 59 233 | 14 942 |
| non-sales expenses | 130 | 157 472 | 131 358 |
| Profit (loss) before taxation (lines 050+060-070+080+090-100+120-130) | 140 | 432 974 | 1 393 615 |
| Profit tax and other similar obligatory payments | 150 | 104 019 | 358 898 |
| Profit (loss) from usual activity | 160 | 328 955 | 1 034 717 |
| 4. Extraordinary profits and losses | | | |
| Extraordinary profits | 170 | | |
| Emergency losses | 180 | 680 | 3 780 |
| Net profit (retained profit (loss) of the reported period) (lines 160+170+180)) | 190 | 328 275 | 1 030 937 |

## INTERPRETATION OF PROFITS AND LOSSES

| Description | Line code | For the reported period | | For the same period of the last year | |
|---|---|---|---|---|---|
| | | profit | loss | profit | loss |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Fines, penalties, forfeits acknowledged or according to judgments on award of damages | 210 | 1 333 | 8 444 | 945 | 55 |
| Profit (loss) of past years | 220 | 12 964 | 9 124 | 5 826 | 8 826 |
| Damages caused by non-execution or improper execution of obligations | 230 | 347 | 17 | 164 | 2 |
| Stock exchange differences when operating with foreign currency | 240 | 30 478 | 40 693 | 1 391 | 44 791 |
| Cost reduction of inventories at the end of the reported period | 250 | | | | |
| Writing off accounts receivable and payable with expired limitation of action | 260 | | 79 | | 1 497 |

**Other information about accounting records for the first quarter of the year 2003**

*No such information*

## Explanatory note to the accounting records for the year 2000

This explanatory note is an essential part of the Annual Accounting Report of "Kubanelectrosvyaz" PJSC (hereinafter – the Company), prepared in accordance with legislation of the Russian Federation.

## Information about the Company

1.1 Full name of the Company
Open Joint Stock Company "Kubanelectrosvyaz"
1.2 Location and mailing address. 66, Karasunskaya Str., Krasnodar, 350000
1.3 Date of state registration.
Registered by the Krasnodar City Registration Chamber of the Krasnodar Territory Government.
Certificate №A 494. Decree of the Registration Chamber № 186-p of 20 May,1994.
1.4 The Company auditor
General Shareholders' Meeting approved "Arthur Andersen" CJSC as the Company auditor.
Location and mailing address:
52/2, Kosmodamianskaya naberezhnaya, Moscow, 113054
1.5 The Company Registrar.
Specialized Registrar "Kubanski Registratsiony Tsentr" CJSC keeps the register of the Company's shareholders. Location and mailing address:
113, Krasnoarmeyskaya Str., Krasnodar, 350015

## The Company's activity.

"Kubanelectrosvyaz" (KES) is the Russian open joint stock company, the last amendment to the Charter was registered on 04 July 2000 under No. 13971.
Number of employees on pay-roll at 31 December 2000 is 13404 people.

## The Company position in the securities' market

Share capital of the Company is 506,142862.5 rubles. Its principle shareholder is "Svyazinvest" PJSC with 38% of the authorized capital and 50.67% of the common shares belonging to it.
Share capital of the Company is 506,142862.5 rubles. Total number of issued shares constitutes 14 071 250 shares including 10 553 425 ordinary registered shares and
3 517 825 preference registered type A shares. A share par value is 35.97 rubles. All the issued shares are paid.
Annual General Shareholders' meeting held on 2 June 1998 determined maximum number of additionally declared shares including ordinary shares with a par value of 35.97 rubles 1200000 in number amounting to 43 164 000 rubles and preference shares with a par value of 35.97 rubles300 000 in number amounting to 10 791 000 rubles.
As for domestic securities' market the Company's shares circulate in the Russian Trading System (under ticker KUBN for ordinary and KUBNP for preference shares) and in the stock section of the Moscow Interbank Currency Exchange (MICEX).

"Kubanelectrosvyaz" PJSC is an indisputable leader among regional telecom companies. In 2000 bidding volume in RTS reached 7. 52 million USD, number of concluded transactions constituted 393. These results are among the best in the telecom market of the Russian Federation. Market capitalization by the end of 2000 amounted to 100 million USD. Price of an ordinary share fluctuated from 6.75 to 18 US dollars.

Shares of "Kubanelectrosvyaz" PJSC are used when calculating official stock market indexes such as AK&M Index, RTS-Interfax Index.

Successful development and functioning of the Company depends greatly on its informational openness gaining confidence of customers, shareholders and potential investors. Revealing information is one of the Company's priority activities.

The Company submits all the necessary reports on securities and economic activity to Federal Committee on Securities' Market. "Kubanelectrosvyaz" PJSC supports its corporate web-site and cooperates actively with informational agencies including Bloomberg and Reuters and also with national and local mass communication media. As a result of informational openness the Company's shares consider to have one of the highest liquidity ratio among national companies. Internet site http:/www.kes-review.kuban.ru/. includes information on the most important events in the Company's life, tariffs ,etc. RTS and Bank of New York servers have references to this site.

**The Company's shares as at 01.01.2001**
**(total amount of shares – 1 4071250)**

| № | Category | Ordinary shares | Preference shares | % of the authorized capital | % of total number of ordinary shares |
|---|---|---|---|---|---|
| 1 | Legal persons including "Svyazinvest"PJSC | 2 819 233 | *9 590 971*<br>*5 347 075* | *88,20*<br>*38,00* | *90,88*<br>*50,67* |
| 2 | Natural persons | 698 592 | *962 454* | *11,80* | *9,12* |
| | TOTAL: | 3 517 825 | 10 553 425 | 100,00 | *100,00* |

**Information about the Board of Directors and Management Board**

Table No 1

| № | Name | Compensation | Salary | Bonus | Remuneration for the members of the Board of Directors | Other payments | Total |
|---|---|---|---|---|---|---|---|
| 1 | Gorbachev V.L. | | 383511.99 | 326282.98 | 83490 | 138570.59 | 931855.56 |
| 2 | Belov V.E. | | | | 83490 | | 83490 |
| 3 | Laskavy L.L. | 325271.94 | 313827.11 | 178120.35 | 83490 | 79668.61 | 980378.01 |
| 4 | Sadokhina A.M. | | 324681 | 197140.95 | 83490 | 90065.24 | 695377.19 |
| 5 | Ukhina I.P. | | | | 83490 | | 83490 |

| 6 | Khvorostina N.I. | | | | 83490 | | 83490 |
|---|---|---|---|---|---|---|---|
| 7 | Apaljko A.V. | | | | 83490 | | 83490 |
| 8 | Ignatenko I.F | | | | 83490 | | 83490 |
| 9 | Hern D.A | | | | | | |
| | Total: | 325271.94 | 1141119.81 | 793610.36 | 760884 | 308706.86 | 3329592.97 |

Table No 2

| № | Name | Compensation | Salary | Bonus | Remuneration for the members of the Management Board | Other payments | Total |
|---|---|---|---|---|---|---|---|
| 1 | Gorbachev V.L. | | 383511.99 | 326282.98 | 250800 | 138570.59 | 1099165.56 |
| 2 | Laskavy L.L. | 325271.94 | 313827.11 | 178120.35 | 225720 | 79668.61 | 1122608.01 |
| 3 | Sadokhina A.M. | | 324681 | 197140.95 | 213180 | 90065.24 | 825067.19 |
| 4 | Goncharov A.I. | | 269238.66 | 192079 | 200640 | 207373.04 | 682694.70 |
| 5 | Kruzhkov V.A. | | 296255.90 | 214777.95 | 200640 | 111975.50 | 823649.35 |
| 6. | Shipulin A.P. | | 290433.93 | 199743.80 | 200640 | 53625.65 | 744443.38 |
| 7 | Istomina L.V. | | 262229.94 | 115238.13 | 175560 | 62091.96 | 615120.03 |
| 8 | Ignatenko I.F | | 119170.80 | 80000.68 | 92964 | 17806.52 | 309942 |
| 9 | Ryzhikova N.A. | | 119099.71 | 92066.08 | 92964 | 402.42 | 304532.21 |
| 10 | Vitko O.M. | | | 8005.70 | 66500 | 9664.19 | 84169.89 |
| 11 | Polulyakhova O.U. | | 28476.80 | 12517.46 | 16180 | | 57174.26 |
| | Total: | 325271.94 | 2287826.13 | 1523907 | 1642824 | 584205.30 | 6364034.37 |

## Subsidiaries

| № | Name | "KES"'s share in charter capital | Location | Activities | Voting shares |
|---|---|---|---|---|---|
| 1. | "Kuban-GSM" CJSC | 24% | 61, Gimnazicheskaya Str., Krasnodar | Rendering cellular services of | 24% |

|  |  |  |  | GSM 900 standard |  |
|---|---|---|---|---|---|
| 2 | "Armavir Plant of Communication Goods" CJSC | 100% | 1a, Urupskaya Str., Armavir | Production of Communication goods and cables | 100% |
| 3 | "Avtocenter-Yug" CJSC | 100% | 48, Myskhakskoye shosse, Novorossiysk | Services of car maintenance | 100% |
| 4 | "Health-care complex "Orbita" CJSC | 100% | Olginka, Tuapse district | Resort services | 100% |

**Subordinate companies**

| № | Name | "KES"'s share in charter capital | Location | Activities | Voting shares |
|---|---|---|---|---|---|
| 1 | "TeleRoss-Kubanelectrosvyaz" Ltd. | 50% | 66, Karasunskaya Str., Krasnodar | Rendering telecom services | 50% |

**Long-term financial investments of "Kubanelectrosvyaz" PJSC as at 01.01.2001**

| Company | Share, % | Amount of shares | Type and category of shares | Nominal value, rubles |
|---|---|---|---|---|
| **"Avtocenter-Yug" DCJSC** | **100** | **35200** | **Ordinary nominal uncertificated** | **1000** |
| **"Armavir Communication Facilities Plant" DCJSC** | **100** | **18000** | **Ordinary nominal uncertificated** | **1000** |
| **"Health-care complex "Orbita" CJSC** | **100** | **217896** | **Ordinary nominal uncertificated** | **1000** |
| **"TeleRoss-Kubanelectrosvyaz" CJSC** | **50** | **331730** | **Ordinary nominal uncertificated** | **1** |
| **"Kuban-GSM" CJSC** | **24** | **2400** | **Ordinary nominal uncertificated** | **1000** |
| **"Krasnodarbank" AKB** | **13,.5** | **14800010000** | **Ordinary nominal uncertificated-preference nominal uncertificated** | **1010** |
| **"Sberbank" OJSC** | **0,0006** | **106** | **Ordinary nominal uncertificated** | **50** |
| **"Starcom" CJSC** | **3,7** | **185** | **Ordinary nominal uncertificated** | **100** |
| **"Kubanbank" AKB** | **0,1** | **25354150** | **Ordinary nominal uncertificated-preference nominal uncertificated** | **11** |
| **"Aksay" OJSC** | **0.2** | **106437802** | **Ordinary nominal uncertificated-preference nominal uncertificated** | **1010** |

## Competitive environment

At the present time competitive environment in the Krasnodar Territory includes a great number of independent telecom operators determining their own price and production policy. The Company realizes the necessity of correction of its business strategy and tactics.

Number of licensed operators rendering telecom services in the Krasnodar Territory reached 206. Equipped capacity ratio of "Kubanelectrosvyaz" PJSC and other alternative operators is 93.5% and 6.5% respectively. Now the Company has a monopolistic position in the sphere of traditional services, level of competitiveness here is low. Satisfying the needs of the Krasnodar Territory population in traditional services "Kubanelectrosvyaz" PJSC simultaneously lays foundation for introducing advanced technologies and providing new telecom services.

At present over 15 Internet providers operate in the Krasnodar Territory. "Kubanelectrosvyaz" PJSC's share in this market is little more than 60%. This fact demonstrates a fall of the Company's monopoly share in the market of new telecom services. Alternative operators can be characterized by aggressive marketing policy, active advertising campaigns and tariff mobility.

As for wireless communication, level of competitiveness in this market is rather high. "Kubanelectrosvyaz" PJSC's market share in providing wireless access approximates 60%: mobile telephony – 80%, paging – 5%, wireless access PD –80%, wireless access to traditional services – 22%.

It should be noted that the market of new telecom services (IN, multimedia, etc) is still free.

As at 01.01.01 “Kubanelectrosvyaz” PJSC provides services of local, long-distance and international telephony to 521 810 urban subscribers and 242 080 rural subscribers. Total equipped capacity equals 819921 telephone numbers.

Table No10

## Information on "Kubanelectrosvyaz" PJSC operational segments

Thousand rubles

| | revenues | | costs | | Financial results | | Profitability(%) | | Assets | | Liabilities | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **1999** | **2000** | **1999** | **2000** | **1999** | **2000** | **1999** | **2000** | **1999** | **2000** | **1999** | **2000** |
| **Information on telecom services** | 1416496.7 | 1910173.1 | 1016454.1 | 1379739.5 | 400042.6 | 530433.6 | 39.4 | 38.4 | 2441505 | 3347756 | 610651 | 917713 |
| Urban telephony +wireless communication with mobile objects | 361320.5 | 518236.8 | 292257.0 | 424440.0 | 69063.5 | 93796.8 | 23.6 | 22.1 | 357010 | 442950 | 78353 | 121952 |
| Long-distance telephony | 857798.7 | 1114814.8 | 410042.0 | 502278.3 | 447456.7 | 621536.5 | 109.2 | 122.0 | 2295453 | 3244420 | 586168 | 888797 |
| Rural telephony | 106962.9 | 149595.3 | 148085.4 | 214655.4 | 41122.5 | 65060.1 | 27.8 | 30.3 | 210958 | 339614 | 53870 | 93036 |
| Other telecom services | 90414.6 | 127526.2 | 166069.7 | 238365.8 | 75655.1 | 110839.6 | 45.6 | 46.5 | 388111 | 578585 | 87241 | 158501 |
| **Including** Document communication | 63903.7 | 90816.9 | 101283.3 | 149805.0 | 37379.6 | 58988.1 | 36.9 | 39.4 | 191757 | 307920 | 48967 | 84353 |
| Wired radio | 26510.9 | 36709.3 | 64786.4 | 88560.8 | 38275.5 | 51851.5 | 59.1 | 58.5 | 196354 | 270665 | 38274 | 74148 |
| **Information on other activities** | **211521.3** | **263799.9** | **1789627.7** | **248880.8** | **32893.6** | **14919.1** | **18.4** | **6.0** | **168744** | **77878** | **43091** | **21334** |
| **TOTAL:** | **1628018.0** | **2173973** | **1195082** | **1628620** | **432936.2** | **545352.7** | **36.2** | **33.5** | **2222138** | **2847049** | **566501** | **780546** |

Table No 11

**"Information on geographical segments"**

| Revenues | Urban telephony | | Long-distance telephony | | Rural telephony | | Other activities | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1999 | 2000 | 1999 | 2000 | 1999 | 2000 | 1999 | 2000 | 1999 | 2000 |
| Northern region | | | | | | | | | | |
| North-Western region | | | | | | | | | | |
| Central region | | | | | | | | | | |
| Volgo-Vyatski region | | | | | | | | | | |
| Central-Chernozyomny region | | | | | | | | | | |
| Povolzhski region | | | | | | | | | | |
| North-Caucasian region | 361320.5 | 518236.8 | 857798.7 | 1114814.8 | 106962.9 | 149595.3 | 211521.3 | 263799.9 | 1628018.0 | 2173973.0 |
| Ural region | | | | | | | | | | |
| West-Sibirski region | | | | | | | | | | |
| East-Sibirski region | | | | | | | | | | |
| Far East region | | | | | | | | | | |
| Foreign market | | | | | | | | | | |
| TOTAL: | 361320.5 | 518236.8 | 857798.7 | 1114814.8 | 106962.9 | 149595.3 | 211521.3 | 263799.9 | 1628018.0 | 2173973.0 |

Table No 12

**"Information on geographical segments"**

| Cost price | Urban telephony | | Long-distance telephony | | Rural telephony | | Other activities | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1999 | 2000 | 1999 | 2000 | 1999 | 2000 | 1999 | 2000 | 1999 | 2000 |
| Northern region | | | | | | | | | | |
| North-Western region | | | | | | | | | | |
| Central region | | | | | | | | | | |
| Volgo-Vyatski region | | | | | | | | | | |
| Central-Chernozyomny region | | | | | | | | | | |
| Povolzhski region | | | | | | | | | | |
| North-Caucasian region | 292257 | 424440 | 4100042 | 5022278.3 | 148085.4 | 214655.4 | 1789627.7 | 248880.8 | 1195082 | 1628620 |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Ural region | | | | | | | | | | |
| West-Sibirski region | | | | | | | | | | |
| East-Sibirski region | | | | | | | | | | |
| Far East region | | | | | | | | | | |
| Foreign market | | | | | | | | | | |
| TOTAL: | 292257 | 424440 | 4100042 | 5022278.3 | 148085.4 | 214655.4 | 1789627.7 | 248880.8 | 1195082 | 1628620 |

Table No 13

## "Information on geographical segments"

| Financial results | Urban telephony | | Long-distance telephony | | Rural telephony | | Other activities | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1999 | 2000 | 1999 | 2000 | 1999 | 2000 | 1999 | 2000 | 1999 | 2000 |
| Northern region | | | | | | | | | | |
| North-Western region | | | | | | | | | | |
| Central region | | | | | | | | | | |
| Volgo-Vyatski region | | | | | | | | | | |
| Central-Chernozyomny region | | | | | | | | | | |
| Povolzhski region | | | | | | | | | | |
| North-Caucasian region | 69063.5 | 93796.8 | 447456.7 | 621536.5 | 41122.5 | 65060.1 | 32893.6 | 14919.1 | 432936.2 | 545352.7 |
| Ural region | | | | | | | | | | |
| West-Sibirski region | | | | | | | | | | |
| East-Sibirski region | | | | | | | | | | |
| Far East region | | | | | | | | | | |
| Foreign market | | | | | | | | | | |
| TOTAL: | 69063.5 | 93796.8 | 447456.7 | 621536.5 | 41122.5 | 65060.1 | 32893.6 | 14919.1 | 432936.2 | 545352.7 |

Table No 15

## Accounts receivable in terms of groups of users

**Thousand rubles**

| | budget | residents | Commercial enterprises | others | Total |
|---|---|---|---|---|---|
| Urban telephony | 3233.2 | 3899.7 | 1972.9 | 267.9 | 9488 |
| Long-distance telephony | 30977.7 | 36354.3 | 16821.1 | 2384.9 | 86538 |

| | | | | | |
|---|---|---|---|---|---|
| Rural telephony | 1018.8 | 3363.3 | 600.4 | 81.5 | 5064 |
| Others | | | | | |
| Including | | | | | |
| Wired radio | 97 | 2155 | 191.8 | 61.2 | 2505 |
| Mobile communication | 945 | 333.7 | 1857.8 | 116.5 | 3253 |
| Total: | 36386 | 46106 | 21444 | 2912 | 106848 |

**Construction and investments**

Plan of capital investments for the year 2000 was executed for the sum of 553.5 million rubles. The main sources of financing are the Company owned capital amounting to 388.6 million rubles (70.2%), and borrowed assets including commodity credit – 114.3 million rubles (20.6%), bank credit – 45.0 million rubles (8.1%), assessable contributions – 5.4 million rubles (1%), budget allocations – 0.2 million rubles (0.4%).

Automatic telephone exchanges with total capacity of 60300 №№ were built and put into operation including 46088№№ of urban and 14212№№ of rural exchanges. Digital exchanges constituted 85.8% (51760 №№) of all number capacity put into operation. Fiber-optic lines 133.57 kilometers long from Timashevsk to Bryukhovetskaya, Kanevskaya, Starominskaya were built.

Radio relay line 93.6 kilometers long from Ust-Labinsk to Belorechensk and Apsheronsk was put into operation.

**Environmental protection**

In 2000 "Kubanelectrosvyaz" PJSC submitted its projects to approval of committees of environmental protection, bodies of sanitary and epidemiological inspections and committees on protection of cultural and architectural monuments.

When building a fiber-optic line from Timashevsk to Bryukhovetskaya, Kanevskaya, Starominskaya "Kubanelectrosvyaz" PJSC indemnified land users for losses resulted from temporary withdrawal of lands during execution of works.

**Main criteria of accounting policy.**

1. Sales income should be calculated "after shipment" for taxation purposes.
2. Objects having value of more than 100- multiple size of monthly wage floor can be considered as fixed assets. Depreciation of the Company's fixed assets is carried out according to Standards of depreciation charges for complete reconstruction of fixed assets, approved by the Decree of the USSR Sovmin № 1072 at 22.10.90.

To develop telecom industry and introduce high-performance communication systems, equipment and mechanisms, method of accelerated depreciation with acceleration ratio = 2 towards the active part of fixed assets should be used:

- cable lines supported on poles or built on buildings' walls:

with metal casing (code 30018)

with plastic casing (code 30019)

- communication equipment ( codes 45601, 45608, 45613, 45618, 45620, 45621, 45623, 45609, 45622, 45624).

3. Objects, having at the date of acquisition limit value of no more than 100-multiple size of monthly wage floor independent of their life time, and objects with life time less than one year independent of their value, can be considered as objects of little value and objects with short life time.

Objects with short life time and of little value, no more than one-twentieth of the specified limit value for one object, are written off when putting into operation.

Value of such objects is paid off by means of depreciation accounting at the rate of 50% of their value when putting into operation and at the rate of the rest 50% (minus value of these articles at the price of possible usage) – when retiring because of uselessness.

Production facilities (primary goods, materials, fuel, spare parts and others) are indicated in balance accounting according to actual cost of acquisition (production).

4. Accounting records of invoices, property and liabilities in foreign currency should be kept in rubles by conversion according to exchange rate of the Central Bank of the Russian Federation at the date of transaction and at the date of making up monthly accounting reports.
   Exchange differences should be shown in the accounting records of the reported period including the date of transaction or in account record 80 "Profits or losses".

5. Production costs' accounting should be made in the following way:
   - production costs should be written off in the reporting period when they took place;
   - costs accounting should be made using direct costs mentioning in account 20 "Major production" consisting of direct costs, debited to accounts 20 " Major production" and 23 "Auxiliary production", and indirect costs, debited to accounts "General total costs" 25 and 26);
   - indirect costs are distributed pro rata direct costs referring to prime cost;
   - total economic costs should be written off to prime cost of production, goods, services according to objects of calculations;
   - time and direction of deferred expenses' writing off are determined by conditions of these expenses, by the current legislation and, if necessary, by the director's order;
   - unfinished production should be reflected in balance sheet in accordance with actual costs;

6. Reserves for doubtful accounts of other organizations and residents should be formed by taking sums of reserves from financial results.

The Company administration does not plan to change its accounting policy in 2001.

**Form No 1 "Balance Sheet"**

Opening balance of 01 January 2000 was changed in accordance with "Svyazinvest"PJSC's letter No 3325 of 13 September 2000.

| | | | |
|---|---|---|---|
| Line 246 | +1415 thousand rubles | Should be considered | 25898 thousand rubles |
| Line 271 | -1415 thousand rubles | Should be liquidated | none |
| Line 450 | -8253 thousand rubles | Should be liquidated | - |
| Line 640 | +8253 thousand | Should be | 8253 thousand |

| | rubles | considered | rubles |
|---|---|---|---|
| Line 321 | -29316 thousand rubles | Should be liquidated | |
| Line 466 | +29316 thousand rubles | Should be considered | 29 316 thousand rubles |

**Form No 2**
Data on the Company's costs in 1999 was change in accordance with methodology specified in the Order No 60 of 28 June 2000.

| Line 020 | -451 thousand rubles | (interest rate) | |
|---|---|---|---|
| Line 100 | +451 thousand rubles | (interest rate) | |
| Line 020 | +22485 thousand rubles | (costs from account 88) | |

Including 10045 thousand rubles – wages
3968 thousand rubles –social insurance
8472 thousand rubles – other expenditures
Total line 020= 1173048-451+22485=1195082 thousand rubles

Table No 17

**"Unfinished construction"**

**thousand rubles**

| | Opening balance | Closing balance | Changes | Explanations |
|---|---|---|---|---|
| Account 07 | 65595 | 105800 | 40205 | |
| Account 08 | 73939 | 119404 | 45465 | |
| Account 16 | - | - | - | |
| Account 61 | 23979 | 10727 | -13252 | |

Table No 18

**"Profitable investments into material values"**

**thousand rubles**

| Description | Rent | Leasing | Hire |
|---|---|---|---|
| As at 01.01.2000 | | | |
| received | | | |
| withdrawn | | | |
| **As at 31.12.2000** | | | |

Table No 19

**"Long-term financial investments"**

**thousand rubles**

| List of long-term financial investments | Opening balance | Received | Withdrawn | Closing balance | Share in the charter capital |
|---|---|---|---|---|---|
| "Kuban-GSM" CJSC | 2400 | - | | 2400 | 24% |
| "Armavir Plant of Communication Goods" CJSC | 18000 | - | - | 18000 | 100% |
| "Avtocenter-Yug" CJSC | 3200 | 32001 | - | 35201 | 100% |
| "Health-care complex "Orbita" | - | 217896 | - | 217896 | 100% |
| "Teleros-Kubanelectrosvyaz" CJSC | 332 | - | - | 332 | 50% |
| "Svyazist" co-operative society | 965 | - | 965 | - | - |
| Other | 1813 | - | - | 1813 | - |
| TOTAL | 26710 | 249897 | 965 | 275642 | |

Table No 20

**"Short-term financial investments"**

**thousand rubles**

| List of short-term financial investments | Opening balance | Received | Withdrawn | Closing balance | Share in the charter capital |
|---|---|---|---|---|---|
| - | - | - | - | - | - |
| - | - | - | - | - | - |
| TOTAL: | - | - | - | - | - |

**Accounts receivable**

Accounts receivable as at 31 December 1999 and 2000: thousand rubles

| | 1999 | 2000 | Net change |
|---|---|---|---|

| Buyers and customers | 101214 | 106848 | +5634 |
|---|---|---|---|
| Other debtors | 28544 | 46114 | +17570 |
| Receivales, total | 129758 | 152962 | +23204 |

Accounts receivable in terms of groups of debtors as at 31.12.1999 and 2000

thousand rubles

| | 1999 | 2000 | Change |
|---|---|---|---|
| Commercial enterprises | 29740 | 21444 | -8296 |
| State and public organizations | 31357 | 36386 | +5029 |
| Agroindustrial complex | 4018 | 2912 | -1106 |
| Residents | 36099 | 46106 | +10007 |
| TOTAL: | 101214 | 106848 | +5634 |

Other debtors included prepaid taxes and accounts referring to the Company minor activities.

Table No 21

**Line 235 "Other debtors"**

**Thousand rubles**

| № | Description | Account | Amount | |
|---|---|---|---|---|
| | | | 1999 | 2000 |
| 1 | Loans to employees | 73 | 238.5 | 414.5 |
| 2 | Payments to debtors and creditors | 76 | - | - |
| 3 | Losses resulting from inventory damages | 84 | 1468.0 | 1357.4 |
| 4 | Payments under claims | 63 | 443.5 | 39.8 |
| 5 | Others | 56 | - | 89.3 |
| | TOTAL: | | 2150 | 1901 |

Table No 22

**Line 246 "Other debtors"**

**Thousand rubles**

| № | Description | Account | Amount | |
|---|---|---|---|---|
| | | | 1999 | 2000 |
| 1 | Payments to budget | 68 | 6100.6 | 16268 |
| 2 | Payments under claims | 63 | 1493.3 | 997.9 |
| 3 | Non-budget payments | 67 | 8.2 | 53.3 |
| 4 | Payments on social insurance | 69 | 83 | 49.5 |

|  |  |  |  |  |
|---|---|---|---|---|
|  | and security |  |  |  |
| 5 | Loans to employees | 73 | 708.1 | 286.5 |
| 6 | Settlements with advance holders | 71 | 125.1 | 324.2 |
| 7 | Payments to suppliers and contractors | 60 | 7974.0 | 8848.1 |
| 8 | Settlements with debtors and creditors not relating to telecom services | 76 | 7987.4 | 9993.9 |
| 9 | Losses resulting from inventory damages | 84 | 15.3 | 57.9 |
| 10 | Others | 64 | 36.2 | 17.6 |
|  |  | 96 | 1367.4 | 6024.4 |
|  |  | 76 | - | 213.1 |
|  |  | 70 | - | 20.1 |
|  |  | 83 | - | 67.2 |
|  | TOTAL: |  | 25899 | 43222 |

Joint stock companies having line 252 "Owned shares redeemed from the shareholders" should give explanations on execution of article 72 of Federal Law No 208-FZ "On joint stock companies" of 26.12 1995.

Table No 23

**"Other cash assets"**

**thousand rubles**

| **Account** | **Opening balance** | **received** | **withdrawn** | **Closing balance** | **Total** |
|---|---|---|---|---|---|
| 55 | - | - | - | - | - |
| 56 | 65 | - | 65 | - | - |
| 57 | 3940 | 264842 | 263932 | 4850 |  |
| Total | 4005 | 264842 | 268847 | 4850 |  |

Table No 24

**"Authorized capital"**

**thousand rubles**

|  | **Opening balance** | **received** | **withdrawn** | **Closing balance** |
|---|---|---|---|---|
| Increase (decrease) of a share par value | - | - | - | - |
| Cancelled shares written off by reduction of authorized capital | - | - | - | - |
| Direction of reserve capital to increase authorized capital | - | - | - | - |
| Others | 506143 | - | - | 506143 |

| Total: | 506143 | - | - | 506143 |
|---|---|---|---|---|

Table No 25

**"Additional capital"**

**thousand rubles**

| | **Opening balance** | **received** | **withdrawn** | **Closing balance** |
|---|---|---|---|---|
| Growth of property value resulting from reappraisal | 338942 | 2358 | - | 341300 |
| Emissive profit | - | - | - | - |
| Values gained without compensation (gratis) | - | - | - | - |
| Part of retained income directed to capital investments | 450063 | 58401 | - | 508464 |
| Others | - | - | 40251 | -40251 |
| Total: | 789005 | 60759 | 40251 | 809513 |

**Accounts payable**

Accounts payable as at 31 December 1999 and 2000: thousand rubles

| | 1999 | 2000 | Net change |
|---|---|---|---|
| Rostelecom | 37 179 | 15794 | -21385 |
| Suppliers and contractors | 87920 | 91261 | +3341 |
| Others | 137378 | 175206 | +37828 |
| Payables, total | 262477 | 282261 | +19784 |

Having "Svyazinvest"PJSC as a principle holder, "Rostelecom" AO is the main company that renders services of long-distance and international telephony in the Russian Federation. "Kubanelectrosvyaz" PJSC has an Agreement with Rostelecom on providing pass-through of long-distance and international traffic.

Other accounts payable included debts on wages, debts on social insurance and social services, debts to budget, advance payments for services, etc.

**Short-term liabilities**

Short-term liabilities consist of bank credits, received by the Company from Russian banks with fixed terms of repayment. Amounts of credits as at 31.12.1999 and 2000 are:

| | 1999 | 2000 | change, thousand rubles |
|---|---|---|---|
| 1. Sberbank | 56776 | 76409 | +19633 |
| 2. Yugbank | 5313 | - | -5313 |
| 3. Yug-investbank | | 15500 | +15500 |
| TOTAL | 62089 | 91909 | +29820 |

**Long-term liabilities**

Long-term liabilities consist mainly of long-term agreements with foreign suppliers on financing of supplied telecom equipment. Amounts of credits as at 31.12.1998 and 1999 are:

Table No 26

**Interpretation of loans and credits**

**Thousand rubles**

| Credit organization | Currency | Purpose of credit | Time to run | Opening balance | received | redeemed | Closing balance |
|---|---|---|---|---|---|---|---|
| 1. Sverbank credit line 45 mln rubles | ruble | Extension of local telephone network in Krasnodar | 20 October 2001 | 0 | 10000 | 0 | 10000 |
| 2. Yugbank | ruble | Replenishment of current assets | 28 January 2001 | 0 | 35000 | 0 | 35000 |
| 3. Sverbank credit line 45 mln rubles | ruble | | 20 February 2002 | 0 | 10000 | 0 | 10000 |
| 4. Sverbank credit line 75 mln rubles | ruble | To bridge temporary gaps in pay turnover | 26 April 2002 | 0 | 75000 | 0 | 75000 |
| 5. Sverbank credit line 45 mln rubles | ruble | | 20 June 2002 | 0 | 10000 | 0 | 10000 |
| 6.Sverbank credit line 45 mln rubles | ruble | Extension of local telephone network in Krasnodar | 25 September 2002 | 0 | 15000 | 0 | 15000 |
| 7. Yugbank | ruble | Replenishment of current assets | 15 October 2002 | 0 | 15000 | 0 | 15000 |
| | | | | 0 | 170000 | 0 | 170000 |

Table No 27

**Long-term loans** line 512

**Thousand rubles**

| Name | currency | purpose | Time to run | Opening balance | received | redeemed | Closing balance |
|---|---|---|---|---|---|---|---|
| 8.Svyazinvest | ruble | Development of rural telephony | 31 December 2000 | 57670 | 0 | 57670 | 0 |
| 9.Loan to Sochielectrosvyaz | ruble | Development of local | 2004 | 310 | 6 | 0 | 316 |

| | | network in Sochi | | | | | |
|---|---|---|---|---|---|---|---|
| | | | | **57980** | 6 | 57670 | **316** |

Table No 29

**"Other creditors"**

**thousand rubles**

| No | Name | Account | Amount |
|---|---|---|---|
| | | | **2000** |
| | **Total** | | |
| 1 | VAT | 76 | - |
| 2 | Payments to non-budget funds | 67 | 7004 |
| 3 | Settlements with advance holders | 71 | 71 |
| 4 | Settlements with debtors and creditors | 76 | 6240 |
| 5 | Loans to employees | 73 | 195 |
| 6 | Total | | 13510 |

**Description of fixed assets and intangible assets of the Company**

The Company fixed assets are determined according to their acquisition cost by independent estimation of their value with the deduction of depreciation.

Value of the Company fixed assets as at 31.12.1999 and 2000

| | 1999 | 2000 | Change |
|---|---|---|---|
| Buildings | 513593 | 399213 | -114380 |
| Facilities | 859708 | 1045147 | 185439 |
| Machinery and equipment | 1295716 | 1501418 | 205702 |
| Means of transport | 47702 | 46568 | -1134 |
| Inventory | 18029 | 9307 | -8722 |
| Other kinds of fixed assets | 11426 | 5315 | -6111 |
| Total fixed assets | 2746174 | 3006968 | 260794 |
| Cumulative depreciation | 994004 | 1046282 | 52278 |
| Total fixed assets according to residual value | 1752170 | 1960686 | 208516 |

In 1999 the Company's provision with fixed assets increased.

Ratio of renewals (K) is calculated according to the following formula:

K = fixed assets received/fixed assets' balance at the end of the year (closing balance)

K= 581128/3006968=19.3%

Ratio of retired assets (R) is calculated according to the following formula:

R = fixed assets retired/fixed assets' balance at the beginning of the year (opening balance)

K= 320334/2746174=11.6%

**Value of the Company intangible assets as at 31.12.1999 and 2000**

| | 1999 | 2000 | Change |
|---|---|---|---|
| 1. Rights for objects of intellectual (industrial) property | 261 | 208 | -53 |
| including rights according to: | | | |
| 1.1.author's contracts and other contracts… | 0 | 0 | 0 |
| 1.2. patents for inventions…, trade marks… | 261 | 208 | -53 |
| 1.3. right for "know-how" | 0 | 0 | 0 |
| 2. Rights for use of isolated natural objects | 17 | 15 | -2 |
| 3.Organizational expenses | 0 | 0 | 0 |
| 4.Business reputation of the company | 0 | 0 | 0 |
| 5. Miscellaneous | 7078 | 8218 | 1140 |
| Total | 7356 | 8441 | 1085 |

Table No 30

**"Retained income"**

**thousand rubles**

| **Description** | **Opening balance** | **Received** | **Withdrawn** | **Closing balance** |
|---|---|---|---|---|
| Difference between sums of damages recovered from guilty persons and balance prices of damaged values. | | | | |
| Advance rent | | | | |
| Special purpose financing | 1713 | 6081 | 5860 | 1934 |
| Gaining assets without compensation (gratis) | 4280 | 41653 | 5020 | 40913 |
| Others | 2260 | 4984 | | 7244 |
| TOTAL: | 8253 | 52718 | 10880 | 50091 |

**Table No 32**

**“Net revenue from sales (with the exception of VAT, excises and other compulsory payments)”**

thousand rubles

| | | Revenue | |
|---|---|---|---|
| | | **1999** | **2000** |
| **Sales of telecom services** | 11 | **1416497** | **1910173** |
| Trading activity | 12 | 68189 | 80520 |
| Social services | 13 | 39388 | 56650 |
| Lease | 14 | 3533 | 4756 |
| Design works | 15 | | |
| Activity as an agency | 16 | 3788 | 9764 |
| Transport services | 17 | 3602 | 6430 |
| Others | 18 | **93021** | **105680** |
| including | | | |
| Works for other organizations | | 29118 | 25434 |
| Advertisements, announcements, inquiry service | | 766 | 1520 |
| Extra construction | | 7302 | 10606 |
| others | | 55835 | 68120 |
| **TOTAL:** | **20** | **1628018** | **2173973** |

Table No 33

**“Cost price of goods, services sold”**

thousand rubles

| **Description** | **Line code** | **Cost price during the accounting period** | **Cost price during the same year-ago period** |
|---|---|---|---|
| **Sales of telecom services** | 021 | 1379739.5 | 1016454.1 |
| Trading activity | 022 | 72780.7 | 58321.0 |
| Social services | 023 | 61970.9 | 40464 |
| Lease | 024 | 10453 | 7266 |
| Design works | 025 | 0 | 0 |
| Activity as an agency | 026 | 0 | 0 |
| Transport services | 027 | 14768 | 11721 |
| Others | 028 | 84552.9 | 57212.9 |
| TOTAL: | 029 | 1624265 | 1191439 |

Table No 34

thousand rubles

| Description of sales | Payments in cash | | Other settlements of accounts | | | |
|---|---|---|---|---|---|---|
| | | | swapping | | interpayments | |
| | amount | % | amount | % | amount | % |
| **Sales of telecom services** | 1722873 | 79.3 | 27400 | 1.3 | 159900 | 7.4 |
| Trading activity | 69400 | 3.2 | | | 11120 | 0.5 |
| Social services | | | 56650 | 2.6 | | |
| Lease | | | | | 4756 | 0.2 |
| Design works | | | | | | |
| Activity as an agency | 9764 | 0.4 | | | | |
| Transport services | | | | | 6430 | 0.3 |
| Others | 83803 | 3.9 | | | 21877 | 1.0 |
| TOTAL: | 1885840 | 86.8 | 84050 | 3.9 | 204083 | 9.4 |

Table No 35

**"Interest to be received"**

thousand rubles

| Description | Line code | 2000 | 1999 |
|---|---|---|---|
| From usage of the Company's cash resources | 061 | | |
| From usage cash resources on the Company's account by the bank | 062 | **15** | **3** |
| From bonds under contracts | 063 | | |
| From deposit accounts | 064 | | |
| Others | 065 | | |
| TOTAL: | 066 | **15** | **3** |

Table No 36

**"Interest to be paid"**

thousand rubles

| Description | Line code | 2000 | 1999 |
|---|---|---|---|
| Interest charges of the Company | 071 | **41426** | **21092** |
| Bond interest | 072 | | |
| Commercial credit interest | 073 | | |
| Shares interest | 074 | | |
| Others | 075 | | |
| TOTAL: | 076 | **41426** | **21092** |

Table No 38

**"Other operating profit"**

thousand rubles

| Description | Line code | 2000 | 1999 |
|---|---|---|---|
| Sale of fixed assets | 91 | **201666** | **8095** |
| Sale of other property | 92 | **82906** | **4904** |
| Net value fixed assets sold | 93 | | |
| Net value of other depreciable assets | 94 | **1288** | **675** |
| Extra charges | 95 | | |
| Payments resulting from patents for inventions and other kinds of intellectual property | 96 | | |
| Revenues from joint ventures | 97 | | |
| Others | 98 | **11206** | **29060** |
| Including: securities' sale | | **8199** | **26052** |
| rent | | **2769** | **2483** |
| others | | **238** | **525** |
| TOTAL: | 99 | **297066** | **42734** |

Table No 39

**"Other operating expenditures"**

thousand rubles

| Description | Line code | 2000 | 1999 |
|---|---|---|---|
| Sale of fixed assets | 101 | **143401** | **11515** |
| Sale of other property | 103 | **63646** | **3778** |
| Net value of other depreciable assets | 105 | | |
| Currency purchase | 106 | | |
| Taxes and charges at the expense of financial results | 107 | **55736** | **46085** |
| Costs of services rendered by credit organizations | 109 | **4969** | **731** |
| Others | 111 | **1674** | **8634** |
| Including: losses | | | |

| | | | |
|---|---|---|---|
| from securities' sale | | **723** | **6861** |
| rent | | **804** | **1773** |
| others | | **147** | **0** |
| TOTAL: | 112 | **269426** | **70743** |

Table No 40

**"Other non-sales profits"**

thousand rubles

| **Description** | **Line code** | **2000** | **1999** |
|---|---|---|---|
| Fines, penalties, forfeits resulting from improper execution of obligations under contracts | 121 | **334** | **974** |
| Assets received free of charge including gifts | 122 | **727** | **1178** |
| Recovery of damages | 123 | **4717** | **1195** |
| Value of property revealed after inventory | 124 | **250** | **452** |
| Profit (loss) of past years revealed in the reported year | 125 | **679** | **43353** |
| Amounts of accounts receivable and deposited with expired limitation of action | 126 | **212** | **1362** |
| Positive stock exchange differences when operating with foreign currency | 127 | **19843** | **2061** |
| Accounts payable with expired limitation of action, other bad debts | 128 | **139** | **501** |
| Extra payments to budget | 129 | **1187** | **2170** |
| Positive differences of amounts of loans and credits | 130 | **386** | **61** |
| Others | 131 | **694** | **131** |
| TOTAL: | 132 | **29168** | **53438** |

Table No 41

**"Other non-sales losses"**

thousand rubles

| **Description** | **Line code** | **2000** | **1999** |
|---|---|---|---|
| Fines, penalties, forfeits resulting from improper execution of obligations under contracts | 131 | **57** | **386** |
| Value of property | 132 | **568** | |

| revealed after inventory | | | |
|---|---|---|---|
| Profit (loss) of past years revealed in the reported year | 133 | **21274** | **25924** |
| Amounts of accounts receivable and deposited with expired limitation of action | 134 | | |
| Negative stock exchange differences when operating with foreign currency | 135 | **23187** | **45813** |
| Legal costs | 136 | **51** | **93** |
| Bad debts | 137 | **140** | **115** |
| Accounts receivable with expired limitation of action, other bad debts | 138 | **4807** | **3316** |
| Negative differences of amounts of loans and credits | 139 | **775** | **2547** |
| Extra payments to budget | 140 | **4882** | **9737** |
| Financial aid | 141 | **3816** | |
| Running costs of Board of Directors | 142 | **3608** | |
| Others | 143 | **18258** | |
| Including: running costs of social objects | | **13283** | |
| VAT paid from the profit | | **1747** | |
| Means assigned to trade unions | | **1372** | |
| Means assigned to non-budget funds | | **976** | |
| Cost of redeemed shares | | **880** | |
| TOTAL: | 144 | **81423** | **87931** |

Table No 42

**"Profit tax and other compulsory payments"**

thousand rubles

| Description | 2000 | 1999 |
|---|---|---|
| **Profit tax** | 80274 | 99108 |
| Penalties to budget | 8166 | 2529 |
| Penalties to non-budget funds | 1387 | 1073 |
| Others | | |
| Consolidated tax | 455 | 357 |
| Pollution tax | 198 | 328 |
| TOTAL: | 90480 | 103395 |

Table No 43

**"Emergency profits"**
thousand rubles

| Description | 2000 | 1999 |
|---|---|---|
| **Insurance money for natural disaster** | | |
| Others | | |

Table No 44

**"Emergency losses"**
thousand rubles

| Description | 2000 | 1999 |
|---|---|---|
| **Insurance money for natural disaster** | | |
| Value of inventories lost | | |
| Fixed assets written-off as a result of fires and damages | | |
| Other costs for reconstruction of communication facilities damaged by floods on January 22-24, 2000 | **1967** | **1511** |
| TOTAL: | **1967** | **1511** |

## 4.Form No 4 "Cash flow statement"

Table No 46

| Currency | Amount counted according to exchange rate of Central bank of the RF on December 31, 1999 | Amount counted according to exchange rate of Central bank of the RF on December 31, 2000 | Change |
|---|---|---|---|
| USD | 267.0 | 278.0 | 11.0 |

Table No 48

**"Redemption of credits, loans and interest payments"**
**thousand rubles**

| Description | Currency | Purpose of credit, loan | Time to run | Amount of credit | Interest to be paid % | Interest paid % |
|---|---|---|---|---|---|---|
| **Credits** | | | | | | |
| Sberbank | Thousand rubles | Replenishment of current assets | 2002 | 75000 | 1593 | 1593 |
| Sberbank | Thousand | Extension of | 2002 | 45000 | 1710 | 1710 |

| | rubles | city telephone network | | | | |
|---|---|---|---|---|---|---|
| Yugbank | Thousand rubles | Replenishment of current assets | 2002 | 50000 | 4469 | 4469 |
| Sberbank | Thousand rubles | Replenishment of current assets | 2001 | 70379 | 2598 | 2598 |
| Yug. Investbank | Thousand rubles | Replenishment of current assets | 2001 | 15500 | 3533 | 3533 |
| Sberbank | Thousand rubles | Replenishment of current assets | 2000 | 354434 | 14779 | 14779 |
| TOTAL: | | | | 610313 | 28682 | 28682 |
| | | | | | | |
| Loans | | | | | | |
| Natural persons | rubles | Development of telephone network | 2004 | 6 | - | - |
| | | | | | | |
| TOTAL: | | | | | | |

Table No 51 Line 250, other payments

Thousand rubles

| Description | Line code | Amount |
|---|---|---|
| Taxes not included in line 220 of form 4 | 250 | 160985 |
| Arbitration costs | 250 | 51 |
| Penalties, fines | 250 | 2455 |
| Non-budget payments account 67 | 250 | 50113 |
| Other payments to personnel | | 64256 |
| Financial aid | | 3584 |
| Running costs for kindergarten, rest centers, first-aid post etc. | | 10999 |
| Dividend payments | | 26123 |
| Settlements with debtors and creditors | | 519130 |
| TOTAL: | | 837696 |

Interpretation of Form 4 “Cash flow statement” for the year 2000

Table No 50 Line 110 other receipts

| Description | Line code | Amount |
|---|---|---|
| VAT, sales tax | 110 | 313446 |
| Penalties, fines | 110 | 334 |
| Settlements with advance holders | 110 | 64378 |
| Other settlements with personnel account 73 | 110 | 2673 |
| Redemption of accounts receivable | 110 | 139 |
| Recovery of damages | 110 | 4717 |
| Settlements with other debtors and creditors | 110 | 447787 |
| TOTAL: | | 833474 |

Table No 49

**Credits, loans**

Thousand rubles

| **Activity** | **Line code** | **Purpose of credit** | **Received** | | **Redeemed** | | |
|---|---|---|---|---|---|---|---|
| | | | **In cash** | **Not in cash** | **In cash** | **Not in cash** | **TOTAL** |
| Current activity | 010 | | 565313 | | 511982 | | |
| Investment activity | 011 | Extension of urban telephone network | 45006 | | 1710 | | |
| Financial activity | 012 | | | | | | |
| TOTAL: | 013 | | 610319 | | 513692 | | |

Table No 52 **Financial showings**

| **№** | **Showings** | **Formula** | **Standard value** | **As at 01.01.2000** | **As at 01.01.2001** |
|---|---|---|---|---|---|
| **Profitability rating** | | | | | |
| 1. | Common property profitability | P (AB1+AB2)/2 | | **16.4** | **19.2** |
| 2. | Net property profitability | Pch (AB1+AB2)/2 | | **11.5** | **15.5** |
| 3. | Common owned capital profitability | P (SK1+SK2)/2 | | **16.1** | **27.7** |
| 4. | Net owned | Pch | | **15.96** | **22.3** |

| | | | | | |
|---|---|---|---|---|---|
| | capital profitability | (SK1+SK2)/2 | | | |
| 6. | Common production assets profitability | P<br>(OS1+OS2)/2+<br>(MZ1+MZ2)/2 | | **20.0** | **24.5** |
| **Business activity rating** | | | | | |
| 7. | Owned capital turnover | R<br>(SK1+SK2)/2 | | **1.06** | **1.2** |
| 8. | Receivables turnover | R<br>(DZ1+DZ2)/2 | | **11.3** | **15.4** |
| 9. | Payables turnover | R<br>(KZ1+KZ2)/2 | | **6.4** | **8.0** |
| 10. | Fixed assets and intangible assets turnover | R<br>(OS1+OS2)/2+<br>(NA1+NA2)/2 | | **0.98** | **1.17** |
| **Market stability rating** | | | | | |
| 11. | Autonomy ratio | SK<br>PB | | **0.73** | **0.66** |
| 12. | Borrowed assets to owned capital ratio | ZK<br>SK | | **0.36** | **0.52** |
| 13. | Owned capital mobility ratio | SOS<br>SK | | **-0.19** | **-0.34** |
| 14. | Net profit ratio | Pch+SA<br>P | | **20.7** | **22.5** |
| **Liquidity and business solvency rating** | | | | | |
| 15. | Absolute liquidity ratio | DS<br>KO | Minimum 0.2-0.25 | **0.035** | **0.031** |
| 16. | Current liquidity ratio | OA<br>KO | Minimum 2 | **0.79** | **0.62** |
| 17. | Procurement of owned capital ratio | IV P-I A<br>II A | Minimum 0.1 | **-1.15** | **-1.94** |

## Political and economic situation in Russia

***Considerable political, economic and social changes are taking place in Russia. Being a country with transition economy Russia now has not got developed business and legislative infrastructure as the countries with developed market economy have. Besides, Government of the Russian Federation has not yet completed the reforms aimed at creation of banking, court, fiscal and legislative systems existing in the countries with developed market relations. As a result, economic activity in Russia is subjected to considerable risks, it was proved by default and devaluation of a ruble in August 1998.***

***These risks still remain in Russian economy today resulting in non-convertible national currency abroad, burdensome exchange control, low level of liquidity in the markets of long-term crediting and investments and high level of inflation. In the foreseeable future the Company's activity can be subjected to such risks and consequences. So, considerable uncertainty exists that may have an influence upon the Company's future commercial activity, assets' realization and observance dates of payments under contracts. The enclosed financial reports do not include any corrections connected with such uncertainty. These corrections will be included into financial reports as they appear and estimated.***

### Currency transactions and exchange control

Foreign currencies, and dollar of the United States of America especially, play an important role in estimating economic parameters of business activity in Russia. In the table below you can see US dollar rate at December 31, 2000, 1999, 1998.

| December 31 | Exchange rate, rubles |
|---|---|
| 2000 | 28.16 |
| 1999 | 27.00 |
| 1998 | 20.65 |

Exchange rate of a Russian ruble in 2000 became stabilized. The forecast for 2001 remains stable. In theory three situations may appear:

1. Appreciation of a ruble rate
2. Reduction of a ruble rate
3. Stabilization of a ruble rate

The first situation is connected with possible crisis of US economy, increase of currency revenues due to growth of Russian export prices.

When a ruble rate decreases, the following risks appear:

- Currency credits and debts to foreign suppliers increase exchange rate differences which decrease the Company's profit
- Cost of foreign equipment and spare parts grows, requires additional resources and increases cost price of the provided telecom services.

The Company's currency assets and liabilities as at 01.01.2001

| Description | Thousand rubles | Thousand USD | Thousand DM |
|---|---|---|---|
| Currency assets | | | |
| -cash means in foreign currency | 184 | 6.5 | |
| Currency liabilities: | | | |

| - debts to suppliers and contractors | 241738 | 6254.8 | 5056.3 |
|---|---|---|---|
| (currency assets – currency liabilities) | -243554 | -6248.3 | -5056.3 |

The Company's currency liabilities exceed its currency assets (resources). So, if the exchange rate of the Russian ruble decreases, negative exchange rate differences may result in losses and necessity of additional resources for liquidation of currency debts.

Inflation

***Situation in Russian economy is characterized by high rate of inflation. In the table below you can see information about annual rates of inflation for the three-year period ending on December 31, 2000.***

| December 31 | Annual inflation, % |
|---|---|
| 2000 | 20.2 |
| 1999 | 36.5 |
| 1998 | 84.4 |

The main risks from inflation: growth of cost price and increase of wages cannot be accompanied by tariff growth for provided services; profit from key activity may decrease.

**The rate of interest**

Growth of interest rate for credits may prevent their attraction. As a result the Company's revenues may decrease. Bank credits amount to 262 225 thousand rubles including 170 316 thousand rubles of long-term credits for 1 or 2 years. Interest rates of long-term credits vary from 19 to 21 %, short-term credits – from 19 to 26 %.

**Liquidity and financial resources**

Liquidity risks are controlled by the Company management. The Company's main financial resources are revenues from provided telecom services. Besides the Company uses borrowed assets.

Events that took place after the reporting date.

Economic activities that had taken place between the reporting date and the date of signing of the accounting reports for the year 2000, did not influence greatly the Company's financial position.

**Conditional facts of economic activity**

Such facts did not take place.

**List of affiliated persons as of 1 January 2001.**

| Full identifying name, location and mailing address of a juridical person or surname, name of a natural person | Date when the reason of being an affiliated person occurred | Reason of being a Company's affiliated person | Number of the Company's shares owned by affiliated persons | |
|---|---|---|---|---|
| | | | Common shares (%) | Preferred shares (%) |
| Belov Vadim Evguenyevich Moscow | 31.05.00 | Chairman of the Company's Board of Directors | Not a shareholder | |
| Gorbachev Vladimir Lukich Krasnodar | 31.05.00<br>22.05.96<br>22.05.96 | Vice-chairman of the Board of Directors<br>General director<br>Chairman of the Management Board | 0,25 | 0,15 |
| Apalko Alexander Valentinovich Sochi | 31.05.00 | Member of the Company Board of Directors | 0,06 | 0,026 |
| Hern David Alexander Krasnodar | 31.05.00 | Member of the Company Board of Directors | Not a shareholder | |
| Ignatenko Ivan Fyodorovich Krasnodar | 31.05.00 | Member of the Company Board of Directors | 0,10 | 0,047 |
| Laskavy Leonid Leontyevich Krasnodar | 31.05.00<br>22.05.96 | Member of the Company Board of Directors,<br>Member of the Management Board | 0,18 | 0,076 |
| Sadokhina Anna Mikhailovna Krasnodar | 31.05.00 | Member of the Company Board of Directors<br>Member of the Management Board | 0,11 | 0,082 |
| Ukhina Irina Petrovna Moscow | 31.05.00 | Member of the Company Board of Directors | Not a shareholder | |
| Khvorostina Nikolai Ivanovich Krasnodar | 31.05.00 | Member of the Company Board of Directors | Not a shareholder | |
| Kruzhkov Victor Alexandrovich Krasnodar | 22.05.96 | Member of the Company Management Board | 0,27 | 0,07 |
| Shipulin Alexandr Petrovich Krasnodar | 22.05.96 | Member of the Company Management Board | 0,10 | 0,068 |
| Goncharov Alexander Ivanovich Krasnodar | 29.05.97 | Member of the Company Management Board | 0,001 | 0,008 |
| Istomina Lyudmila Vasilyevna Krasnodar | 22.05.96 | Member of the Company Management Board | 0,001 | - |
| Open Joint-Stock Company "Svyazinvest" Location and mailing address: | 10.10.95 | The Company's shareholder entitled to control more than 20% of voting shares | 50,67 | - |

| | | | |
|---|---|---|---|
| 55/2 Plyuschikha St., Moscow, 119121 | | | |
| DCJSC "Armavirski zavod svyazi" Location and mailing address 1a, Urupskaya St., Armavir, Krasnodar Territiry,352 902 | 11.03.99 | The Company controls more than 20% of voting shares forming charter capital of this juridical person | Not a shareholder |
| CJSC "Kuban-GSM" Location and mailing address:61, Guimnazicheskaya St., Krasnodar, 350000 | 15.05.97 | The Company controls more than 20% of voting shares forming charter capital of this juridical person . | Not a shareholder |
| "AvtocenterYug" CJSC Location and mailing address: 48. Myskhakskoe shosse St., Novorossiysk, 353900 | 23.04.99 | The Company controls more than 20% of voting shares forming charter capital of this juridical person | Not a shareholder |
| "TeleRoss-Kubanelectrosvyaz" CJSC Location and mailing address: 68, Karasunskaya St., Krasnodar, 350000 | 25.01.95 | The Company controls more than 20% of voting shares forming charter capital of this juridical person | Not a shareholder |

1. Agreement with "Kuban-GSM" CJSC №2/6-99 of 10.12.97 «Internetting ...» with tacit extension.
2. Agreement with "TeleRoss-Kubanelectrosvyaz" CJSC №25/4-98 of 30.10.98, period of validity – 3 years with tacit extension.

General Director V.L. Gorbachev

Chief Accountant L.V. Istomina

## CASH FLOW STATEMENT

As at: **31December 2000**
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

| Description | Line code | Opening balance | Inflow in the reported year | Expenses in the reported year | Closing balance |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| **1. OWNED CAPITAL** | | | | | |
| Authorized capital | 010 | 506 143 | - | - | 506 143 |
| Additional paid-in capital | 020 | 789 005 | 60 759 | 40 251 | 809 513 |
| Assets' increase due to reappraisal | 021 | 338 942 | 2 358 | - | 341 300 |
| Reserve fund | 030 | 12 333 | 34 927 | - | 47 260 |
| | 040 | - | - | - | - |
| Retained profit of past years –total | 050 | 288 377 | 78 601 | 242 233 | 124 745 |
| Including source of finance of capital investments in production | 051 | | *58401* | *58401* | |
| | 052 | | *75765* | | *75765* |
| Retained earnings of the reporting year | 055 | | *475067* | *177909* | *297158* |
| Social fund | 060 | *66 529* | - | *2 648* | *63 881* |
| TOTAL for section 1 | 079 | *1 662 387* | *649 354* | *463 041* | *1 848 700* |
| II. Provisions for future expenses and payments – total | 080 | | *198* | *198* | |
| Fixed assets repair | 082 | | *198* | *198* | |
| TOTAL for section II | 089 | | *198* | *198* | |
| III. Appraisal reserves – total | 090 | - | *1 424* | *1 424* | - |
| Including bad debts | 091 | - | *1 424* | *1 424* | - |
| TOTAL for section III | 099 | | *1 424* | *1 424* | |

IV. Changes in capital

| Description | Code | For the reporting year | For the previous year |
|---|---|---|---|
| Capital at the beginning of the reported period | 100 | 1662387 | 1494614 |
| Capital growth - total | 110 | 462037 | 89662 |
| Including:<br>Issue of additional shares | 111 | | |
| Assets' reappraisal | 112 | *2358* | |
| Assets' growth | 113 | | *46852* |
| Reorganization of a juridical person (merger, amalgamation) | 114 | | |
| Profits referring to capital growth according to RAS | 115 | | |
| Other inflows | 116 | *459579* | *42810* |

| Capital reduction – total | 120 | *(225312)* | *(106644)* |
|---|---|---|---|
| Including:<br>Decrease of a share's par value | 121 | | |
| Reduction of the shares' number | 122 | | |
| Reorganization of a juridical person (division) | 123 | | |
| Profits referring to reduction of capital according to RAS | 124 | | |
| Other retirements | 125 | *125315* | *210266* |
| Capital at the end of the reported period | 130 | *1848700* | *1374010* |

| **Description** | **Line code** | **Opening balance** | **Inflow in the reported year** | **Expenses in the reported year** | **Closing balance** |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Special purpose financing - total | 140 | 8253 | 74305 | (80900) | 1658 |
| Including:<br>From budget | 141 | | 14181 | (14181) | |
| From non-budgetary funds | *142* | | *40* | *(40)* | |
| Juridical person | *143* | *6223* | *55058* | *(61281)* | |
| Natural person | *144* | *2030* | *5026* | *(5398)* | *1658* |
| others | *145* | | | | |

## REFERENCES

| **Description** | **Line code** | **Opening balance** | | **Closing balance** | |
|---|---|---|---|---|---|
| 1 | 2 | 3 | | 4 | |
| 1) Net assets | 150 | 1 639 115 | | 1 896 857 | |
| | | **from the budget** | | **From branch and inter-branch funds** | |
| | | **3** | | **4** | |
| | | For the reported year | For the previous year | For the reported year | For the previous year |
| 2) Received for: | | | | | |
| Financing of regular activities | 160 | 13943 | 2755 | | |
| Including<br>Discounts for population | 161 | 13943 | 2755 | | |
| Others | 162 | | | | |
| | | | | | |
| capital investments | 170 | 198 | 6096 | | |
| Including<br>Construction of objects | 171 | 198 | 6096 | | |
| Acquisition of equipment | 172 | | | | |
| others | 173 | | | | |
| Purposes connected with force majeur situations | 180 | 40 | 45 | 40 | |

## ANNEXES TO THE BALANCE SHEET

As at: **31 December 2000**
Company: **"Kubanelectrosvyaz"** JSC
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

### 1. BORROWED ASSETS FLOW

| Description | Line code | Opening balance | Received | Redeemed | Closing balance |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Long-term bank credits | 110 | | 170 000 | | 170 000 |
| including those not redeemed in time | 111 | | | | |
| Other long-term loans | 120 | 57 980 | 17 397 | 57 670 | 17 707 |
| including those not redeemed in time | 121 | | | | |
| Short-term bank credits | 130 | 62 089 | 485 842 | 456 022 | 91 909 |
| including those not redeemed in time | 131 | | | | |
| Bank credits for employees | 140 | | | | |
| including those not redeemed in time | 141 | | | | |

### 2. ACCOUNTS RECEIVABLE AND PAYABLE

| Description | Line code | Opening balance | Liabilities incurred | Liabilities discharged | Closing balance |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Accounts receivable: | | | | | |
| short-term | 210 | 127 341 | 4 421 140 | 4 397 420 | 151 061 |
| including overdue | 211 | 41 707 | 200 002 | 197 134 | 44 575 |
| including for more than 3 months | 212 | 14 414 | 45 107 | 34 559 | 24 962 |
| long-term | 220 | 2 416 | 550 | 1 065 | 1 901 |
| including overdue | 221 | 1 899 | | 567 | 1 302 |
| including for more than 3 months | 222 | 1 455 | | 153 | 1 302 |
| from line 220 accounts expected to be received in more than 12 months after reporting date | 223 | 1 851 | 11 | 376 | 1 486 |

| Accounts payable: | | | | | |
|---|---|---|---|---|---|
| short-term | 230 | 262 477 | 1 591579 | 1 571 795 | 282 261 |
| including overdue | 231 | 18 267 | 27 433 | 33 431 | 12 269 |
| including for more than 3 months | 232 | 18 207 | 14 062 | 24 678 | 7 591 |
| long-term | 240 | 183 955 | 223 708 | 163 925 | 243 738 |
| including overdue | 241 | | 3 658 | | 3 658 |
| including for more than 3 months | 242 | | 3 658 | | 3 658 |
| from line 240 accounts expected to be paid in more than 12 months after reporting date | 243 | 88 025 | 116 496 | 113 640 | 90 881 |
| Security: | | | | | |
| received | 250 | | | | |
| including from third person | 251 | | | | |
| given | 260 | | 829 304 | | 829 304 |
| including to third persons | 261 | | | | |

**REFERENCES FOR SECTION 2**

| Description | Line code | Opening balance | Liabilities incurred | Liabilities discharged | Closing balance |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| 1) Bills' circulation | | | | | |
| Bills given | 262 | | | | |
| including overdue | 263 | | | | |
| Bills received | 264 | | 14 500 | 14 500 | |
| including overdue | 265 | | | | |
| 2) Accounts receivable for supplied production (works, services) according to actual cost | 266 | | | | |

## 3) List of debtors having the largest debts

| Name of organization | Line code | Closing balance | |
|---|---|---|---|
| | | total | including overdue for more than 3 months |
| 1 | 2 | 3 | 4 |
| Budget organizations | 270 | 23 007 | 5 671 |
| Agricultural complex | 271 | 2 912 | 1 074 |
| Ministry of Internal Affairs | 272 | 2 527 | 1 027 |
| Residents | 273 | 46 106 | 2 321 |
| Local administration | 274 | 1 016 | 416 |

| Center of government communications | 275 | 2 232 | 1 904 |
|---|---|---|---|
| Industry | 276 | 21 444 | 4 004 |
| Department of Defense | 277 | 7 596 | 6 558 |
| TV and radio companies | 278 | 8 | |
| | 279 | | |

## 4) List of the largest creditors

| **Name** | **Line code** | **Closing balance** | |
|---|---|---|---|
| | | **total** | **Including for more than 3 months** |
| **1** | **2** | **3** | **4** |
| "Rostelecom" OJSC | 280 | 15794 | |
| Contacts on supply of telecom equipment | 281 | 216754 | |
| VAT (account 76) | 282 | 9655 | |
| Non-budgetary funds | 283 | 18456 | |
| Leasing | 284 | 2031 | |
| | 285 | | |
| | 286 | | |
| | 287 | | |
| | 288 | | |
| | 289 | | |

## 3. DEPRECIABLE ASSETS

| **Description** | **Line code** | **Opening balance** | **Put in operation** | **Retired** | **Closing balance** |
|---|---|---|---|---|---|
| **1** | **2** | **3** | **4** | **5** | **6** |
| 1. INTANGIBLE ASSETS | | | | | |
| Rights for objects of intellectual (industrial) property | 310 | 261 | 114 | 167 | 208 |
| including rights according to: | | | | | |
| author's contracts and other contracts on works of science, literature, art, software programs, data bases and others. | 311 | | | | |
| patents for inventions, collection advances, industrial patents, certificates for effective models, trade marks and signs of service or license agreements for their use | 312 | 261 | 114 | 167 | 208 |
| right for "know-how" | 313 | | | | |
| Rights for use of isolated natural objects | 320 | 17 | 2 | 4 | 15 |
| Organizational expenses | 330 | | | | |
| Business (reputation) of the company | 340 | | | | |
| Miscellaneous | 349 | 7079 | 3 122 | 1 982 | 8 218 |
| Total (sum of the lines 310+320+330+340+349) | 350 | 7 356 | 3 238 | 2 153 | 8 441 |
| 2. FIXED ASSETS | | | | | |
| Land and natural resources | 360 | | | | |

| | | | | | |
|---|---|---|---|---|---|
| Buildings | 361 | 513 593 | 27 082 | 141 462 | 399 213 |
| Constructions | 362 | 859 708 | 220 232 | 34 793 | 1 045 147 |
| Machines and equipment | 363 | 1 295 716 | 325 361 | 119 659 | 1 501 418 |
| Means of transport | 364 | 47 702 | 5 077 | 6 211 | 46 568 |
| Working and household equipment | 365 | 18 029 | 1 010 | 9 732 | 9 307 |
| Workstock | 366 | | | | |
| Productive cattle | 367 | | | | |
| Long-lived plantations | 368 | | | | |
| Other fixed assets | 369 | 11 426 | 2 366 | 8 477 | 5 315 |
| Total (sum of lines 360-369) | 370 | 2 746 174 | 581 128 | 320 334 | 3 006 968 |
| including: | | | | | |
| production | 371 | 2 591 394 | 569 558 | 174 265 | 2 986 687 |
| non-production | 372 | 154 780 | 11 570 | 146 069 | 20 281 |
| 3. OBJECTS OF LITTLE VALUE AND WITH SHORT LIFE-TIME - TOTAL | 380 | 73 166 | 105 433 | 101 404 | 77 195 |
| including: | | | | | |
| put in storage | 381 | 8 357 | 40 518 | 41 649 | 7 226 |
| put in operation | 382 | 64 809 | 64 915 | 59 755 | 69 969 |

**REFERENCE TO SECTION 3**

| Description | Line code | Opening balance | Closing balance |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| From line 371, columns 3 and 6: | | | |
| subleased – total: | 387 | 16 374 | 16 747 |
| including: | | | |
| buildings | 388 | 3 735 | 4 554 |
| facilities | 389 | 287 | |
| | 390 | 12 352 | |
| others | 391 | | 12 193 |
| laid up | 392 | | |
| Depreciable assets: | | | |
| Intangible assets | 393 | 1 194 | 1 941 |
| Fixed assets - total | 394 | 994 004 | 1 046 282 |
| including: | | | |
| buildings and facilities | 395 | 454 424 | 542 938 |
| machines, equipment, means of transport | 396 | 521 907 | 500 229 |
| other | 397 | 17 673 | 3 115 |
| Profitable investments in material values | 398 | | |
| objects of little value and with short life time | 399 | 33 792 | 34 821 |
| Property under trustee agreement | 400 | | |
| Reference: | | | |
| Indexing result according to reappraisal of fixed assets: | | | |
| initial cost | 401 | 122770 | x |
| depreciation | 402 | 50543 | x |
| Pledged property | 403 | | 615 380 |
| Value of property not subject to depreciation -total | 404 | 60476 | 65560 |
| Including intangible assets | 405 | 243 | 263 |
| Fixed assets | 406 | 60233 | 65297 |

| | | | |
|---|---|---|---|
| Change of fixed assets' value resulting from reconstruction, additional building and equipment | 407 | | |
| Difference between acquisition value and value of sales | 408 | | |
| Value of pledged property | 409 | | |

**4.FINANCING , LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS' FLOW**

| Description | Line code | Opening balance | Added on (formed) | Used | Closing balance |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| The company's owned resources - total | 410 | | 160 445 | 160 445 | |
| including: | | | | | |
| depreciation of fixed assets | 411 | | 58 401 | 58 401 | |
| depreciation of intangible assets | 412 | | 100 863 | 100 863 | |
| income left at the disposal of the company (accumulation fund) | 413 | | 1 181 | 1 181 | |
| others | 414 | | | | |
| Borrowed resources - total | 420 | 9 213 | 219 544 | 227 099 | 1 658 |
| including: | | | | | |
| bank credits | 421 | 960 | 45 000 | 45 960 | |
| Borrowed assets from other organizations | 422 | | 6 | 6 | |
| share holding in construction | 423 | 2 030 | 5 026 | 5 398 | 1 658 |
| budgetary | 424 | | 198 | 198 | |
| | | | | | |
| non-budgetary funds | 425 | | | | |
| others | 426 | 6 223 | 169 314 | 175 537 | |
| Owned and borrowed resources – total (sum of lines 410 and 420) | 430 | 9 213 | 379 989 | 387 544 | 1 658 |
| Reference: | | | | | |
| Unfinished construction | 440 | 73 939 | 553 834 | 508 369 | 119 404 |
| Investments in branch establishments | 450 | 23 600 | 249 897 | | 273 497 |
| Investments in dependant companies | 460 | 332 | | | 332 |

**5. FINANCIAL INVESTMENTS**

| Description | Line code | Long-term | | Short-term | |
|---|---|---|---|---|---|
| | | At the beginning of the year | At the end of the year | At the beginning of the year | At the end of the year |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Other companies' shares | 510 | 26 710 | 275 642 | 4 638 | |
| Bonds and other obligations | 520 | | | | |
| Loans granted | 530 | | | | |

| Others | 540 | | | | |
|---|---|---|---|---|---|
| Reference: | | | | | |
| Bonds and other securities at market value | 550 | | | | |

1.

## 6.THE COMPANY'S OPERATING COSTS

| Description | Line code | For the reported year | For the previous year |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Material expenditures | 610 | 524 626 | 390 869 |
| Including:<br>Raw materials | 611 | 124663 | 76111 |
| Fuel and energy | 612 | 57764 | 33290 |
| Spare parts | 613 | | |
| Salaries | 620 | 515 141 | 373 335 |
| Social costs | 630 | 199 208 | 142 758 |
| Depreciation of fixed assets | 640 | 102 044 | 92 856 |
| Other costs | 650 | 214 820 | 136 943 |
| Including:<br>Taxes included in costs | 651 | 59118 | 43910 |
| rent | 652 | 10434 | 7266 |
| Personnel training | 653 | 3390 | 1564 |
| Expenditures - total | 660 | 1 555 839 | 1 136 761 |
| Change in balances:<br>Unfinished construction | 670 | (79) | 45 |
| Deferred income | 680 | -684 | 4768 |
| Reserves for future expenditures | 690 | | |

## 7. SOCIAL FACTORS

| Description | Line code | Sum owing on accounts | Expended | Transferred to funds |
|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 |
| Social investments in : | | | | |
| Fund of social insurance | 710 | 31 190 | 16 432 | 14 218 |
| Retirement insurance fund | 720 | 155 851 | | 150 495 |
| Employment fund | 730 | 8 732 | | 8 341 |
| Medical insurance | 740 | 18 726 | | 17 613 |
| Allocations to non-state retirement funds | 750 | 9000 | | 8130 |

| | | |
|---|---|---|
| Payments under contracts of retirement insurance | 755 | |
| Average number of employees on pay-roll | 760 | 12 527 |
| Money incentive payments not associated with output of products, execution of works, provision of services | 770 | 3 172 |

| Earnings per shares and from investments in the company's property | 780 | 7 931 |
|---|---|---|

## FORM № 5 Annex to "UTK" PJSC balance sheet for 2001
## p. 3 Depreciable assets

**3. DEPRECIABLE ASSETS**

| Description | Line code | Opening balance | Put in operation | Retired | Closing balance |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| 1. INTANGIBLE ASSETS | | | | | |
| Rights for objects of intellectual (industrial) property | 310 | 208 | 20 | (149) | 79 |
| including rights according to: | | | | | |
| author's contracts and other contracts on works of science, literature, art, software programs, data bases and others. | 311 | 0 | 0 | 0 | 0 |
| patents for inventions, collection advances, industrial patents, certificates for effective models, trade marks and signs of service or license agreements for their use | 312 | 208 | 20 | (149) | 79 |
| right for "know-how" | 313 | 0 | 0 | 0 | 0 |
| Rights for use of isolated natural objects | 320 | 15 | 0 | 0 | 15 |
| Organizational expenses | 330 | 0 | 0 | 0 | 0 |
| Business (reputation) of the company | 340 | 0 | 0 | 0 | 0 |
| Miscellaneous | 349 | 8 218 | 1 829 | (7 283) | 2 764 |
| Total (sum of the lines 310+320+330+340+349) | 350 | 8 441 | 1 849 | (7 432) | 2 858 |
| 2. FIXED ASSETS | | | | | |
| Land and natural resources | 360 | 0 | 0 | 0 | 0 |
| Buildings | 361 | 426 786 | 43985 | (25763) | 445008 |
| Constructions | 362 | 1124726 | 218569 | (5967) | 1337328 |
| Machines and equipment | 363 | 2101024 | 508814 | (97339) | 2512499 |
| Means of transport | 364 | 63103 | 19344 | (7914) | 74 533 |
| Working and household equipment | 365 | 9228 | 15328 | (5244) | 19 312 |
| Workstock | 366 | 0 | 0 | 0 | 0 |
| Productive cattle | 367 | 0 | 0 | 0 | 0 |
| Long-lived plantations | 368 | 0 | 0 | 0 | 0 |
| Other fixed assets | 369 | 162145 | 68402 | (1576) | 228971 |
| Total (sum of lines 360-369) | **370** | 3887012 | 874442 | (143803) | 4617651 |
| including: | | | | | |
| production | 371 | 3856351 | 865576 | (138183) | 4583744 |
| non-production | 372 | 30661 | 8866 | (5620) | 33907 |
| Objects of little value and with short life-time - total | 373 | 77 195 | 7182 | (21905) | 62472 |
| including: | | | | | |
| put in storage | 374 | 7226 | 0 | (5158) | 2068 |
| put in operation | 375 | 69969 | 7182 | (16747) | 60404 |
| **III. INVESTMENTS IN MATERIAL VALUES** | 381 | | | | |

| Property for leasing | | | | | |
| --- | --- | --- | --- | --- | --- |
| Property for hire | 382 | | | | |
| Other | 383 | | | | |
| **Total** (sum of lines 381-383) | **385** | | | | |
| Property under trust administration | 386 | | | | |

**REFERENCE TO SECTION 3**

| Description | Line code | Opening balance | Closing balance |
| --- | --- | --- | --- |
| 1 | 2 | 3 | 4 |
| From line 371, columns 3 and 6: | | | |
| subleased – total: | 387 | 16 747 | 702 |
| including: | | | |
| buildings | 388 | 4 554 | 702 |
| facilities | 389 | | |
| | 390 | | |
| others | 391 | 12 193 | 0 |
| laid up | 392 | | |
| Depreciable assets: | | | |
| Intangible assets | 393 | 1 941 | 352 |
| Fixed assets - total | 394 | 1 325 598 | 1 464 819 |
| including: | | | |
| buildings and facilities | 395 | 550 640 | 645 126 |
| machines, equipment, means of transport | 396 | 633 915 | 743 238 |
| other | 397 | 141043 | 76 455 |
| Profitable investments in material values | 398 | | |
| objects of little value and with short life time | 399 | 34 821 | 17 041 |
| Property under trustee agreement | 400 | | |
| Reference: | | | |
| Indexing result according to reappraisal of fixed assets: | | | |
| initial cost | 401 | 880044 | x |
| depreciation | 402 | 279 316 | x |
| Pledged property | 403 | 829 304 | 865 422 |
| Value of property not subject to depreciation -total | 404 | 65560 | 50 523 |
| Including intangible assets | 405 | 263 | 0 |
| Fixed assets | 406 | 65297 | 50 523 |
| Change of fixed assets' value resulting from reconstruction, additional building and equipment | 407 | | |
| Difference between acquisition value and value of sales | 408 | | |
| Value of pledged property | 409 | | |

## Explanatory note to the accounting records for the year 2001

***This explanatory note is an essential part of the Annual Accounting Report of "Southern Telecommunications Company" PJSC (hereinafter – the Company), prepared in accordance with legislation of the Russian Federation.***

### Information about the Company

1.1 Full name of the Company
Public Joint Stock Company "Southern Telecommunications Company"
1.2 Location and mailing address. 66, Karasunskaya Str., Krasnodar, 350000
1.3 Date of state registration.
Registered by the Krasnodar City Registration Chamber of the Krasnodar Territory Government.
Certificate №A 494. Decree of the Registration Chamber № 186-p of 20 May,1994.
1.4 The Company auditor
General Shareholders' Meeting approved "Arthur Andersen" CJSC as the Company auditor.
Location and mailing address:
52/2, Kosmodamianskaya naberezhnaya, Moscow, 113054

License to perform general audit No 006000 of 28 June 2000.

1.5 The Company Registrar.
Specialized Registrar "Kubanski Registratsiony Tsentr" CJSC keeps the register of the Company's shareholders. Location and mailing address:
113, Krasnoarmeyskaya Str., Krasnodar, 350015

### The Company's activity.

"Southern Telecommunications Company" PJSC (UTK) is the Russian open joint stock company, the last amendment to the Charter No 16048 was registered on 28 June 2001.

Number of employees on pay-roll at 31 December 2001 is 11 620 people.

### Reorganization – general information, results of the year 2001

During 2001 "Southern Telecommunications Company" PJSC carried out a lot of work connected with merger o f 9 telecom operators of the Southern Federal District into it. This merger will influence greatly the economic situation in the Southern Federal District. It will also contribute to creation of a national model of corporate management and to increasing importance of corporate structures in Russia.

The following measures were fulfilled within the framework of the process of the reorganization:

- analysis of the merging companies' organizational structures was made, in 2Q01 the draft organizational framework of the General Directorate of the "Southern Telecommunications Company" PJSC was formed delimiting authorities among the General Directorate and the branches;
- from April to August 2001 the Company together with its financial adviser determined financial conditions of merger expressed as conversion ratios of merging companies' shares into shares of "Southern Telecommunications Company" PJSC ; independent analysis of economic and financial positions of the Company and each merging operator was made;

- on 26 April 2001 a draft Agreement on merger was worked out and approved, the Agreement is the main document describing correct legal processes of merger according to the legislation;
- draft structure of the General Directorate was developed, on 20 July 2001 it was submitted to "Svyazinvest" PJSC ;
- analysis of the merging companies' organizational structures was made, draft structure of a subsidiary was developed, on 20 July 2001 the suggestions were submitted to "Svyazinvest" PJSC ;
- enlarged structure of the regional entity was worked out. On 19 October 2001 and 16 November 2001 the Board of Directors of "Southern Telecommunications Company" PJSC approved the creation of 10 subsidiaries according to the following principle: General Directorate + 10 subsidiaries (1 in each region);
- on 11 September 2001 draft Regulations on a subsidiary and draft Agreement on delimiting authorities among the General Directorate and a subsidiary were approved;
- procedures determining level of economic and financial independence of the new subsidiaries were carried out;
- assistance was rendered to all the merging operators in conducting Extraordinary General Shareholders' Meetings.

The results of these Extraordinary General Shareholders' Meetings are the following:

On 4 December 2001 at the Extraordinary General Shareholders' Meeting of "Karachaevo-Cherkesskelectrosvyaz" PJSC 99,0% of voting shareholders, present at the Meeting, voted in favor of merger. "Karachaevo-Cherkesskelectrosvyaz" PJSC's share in stock capital of the joint regional entity will constitute 0,5%

On 5 December 2001 at the Extraordinary General Shareholders' Meeting of "Electrosvyaz" PJSC, Stavropol Territory 92,2% of voting shareholders, present at the Meeting, voted in favor of merger. "Electrosvyaz" PJSC's, Stavropol Territory, share in stock capital of the joint regional entity will constitute 8,5%.

On 5 December 2001 at the Extraordinary General Shareholders' Meeting of "Electrosvyaz" PJSC, Kalmykia Republic, 99,9% of voting shareholders, present at the Meeting, voted in favor of merger. "Electrosvyaz" PJSC's, Kalmykia Republic, share in stock capital of the joint regional entity will constitute 0,7%.

On 5 December 2001 at the Extraordinary General Shareholders' Meeting of "Svyazimform" PJSC, Astrakhan Region 98,0% of voting shareholders, present at the Meeting, voted in favor of merger. "Svyazinform" PJSC's, Astrakhan Region, share in stock capital of the joint regional entity will constitute 5,0%.

On 6 December 2001 at the Extraordinary General Shareholders' Meeting of "KabBalkTelecom" PJSC 100% of voting shareholders, present at the Meeting, voted in favor of merger. "KabBalkTelecom" PJSC's share in stock capital of the joint regional entity will constitute 2,1%.

On 7 December 2001 at the Extraordinary General Shareholders' Meeting of "Sevosetinelectrosvyaz" PJSC 99,81% of voting shareholders, present at the Meeting, voted in favor of merger. "Sevosetinelectrosvyaz" PJSC's share in stock capital of the joint regional entity will constitute 4,2%.

On 10 December 2001 at the Extraordinary General Shareholders' Meeting of "Electrosvyaz of Adygeya Republic" PJSC 99,8% of voting shareholders, present at the Meeting, voted in favor of merger. "Electrosvyaz of Adygeya Republic" PJSC's share in stock capital of the joint regional entity will constitute 1,1%.

On 18 December 2001 at the Extraordinary General Shareholders' Meeting of "Volgogradelectrosvyaz" PJSC 98,81% of voting shareholders, present at the Meeting, voted in favor of merger. "Volgogradelectrosvyaz" PJSC's share in stock capital of the joint regional entity will constitute 17,0%.

On 19 December 2001 at the Extraordinary General Shareholders' Meeting of "Rostovelectrosvyaz" PJSC 99,94% of voting shareholders, present at the Meeting, voted in favor of merger. "Rostovelectrosvyaz" PJSC's share in stock capital of the joint regional entity will constitute 21,8%.

On 21 December 2001 at the Extraordinary General Shareholders' Meeting of "Southern Telecommunications Company" PJSC 99,54% of voting shareholders, present at the Meeting, voted in favor of merger. "Southern Telecommunications Company" PJSC's share in stock capital of the joint regional entity will constitute 39%.

After the Extraordinary General Shareholders' Meeting of "Southern Telecommunications Company" PJSC the following necessary actions were undertaken:

- according to Article 23 of Taxation Code of the Russian Federation fiscal body at the place of the tax-payer's location was informed about the approved resolution on reorganization during three days.
- those who became shareholders from the date of making the list of shareholders entitled to take part in the Extraordinary General Shareholders' Meeting till the date of conducting the Extraordinary General Shareholders' Meeting, that is from 5 November 2001 till 21 December 2001, were informed about their rights to demand their shares be redeemed by the Company.
- According to item 6 of Article 15 of the Federal Law "On joint stock companies" Order No 200 of the General Director was issued on 27 December 2001, and the Company started to inform their creditors about the approved resolution on reorganization.

All the works were carried out at a time stated by schedules of works on reorganization for the year 2001.

## The Company position in the securities' market

The principle shareholder of "Southern Telecommunications Company" PJSC is "Svyazinvest" PJSC with 38% of the authorized capital or 50.67% of the common shares belonging to it.

As at 1 January 2002 share capital of the Company is 506,142862.5 rubles. Total number of issued shares constitutes 14 071 250 shares including 10 553 425 ordinary registered shares and 3 517 825 preference registered type A shares. A share par value is 35.97 rubles. All the issued shares are paid.

Annual General Shareholders' meeting held on 30 May 2001 approved the resolution on split-up of the shares of "Southern Telecommunications Company" PJSC. One share with a par value of 35.97 rubles is split up into 109 shares with a par value of 0.33 ruble. Resolution on shares' issue and prospect of "Southern Telecommunications Company" PJSC shares' emission were registered by Federal Committee on Securities' Market of the Russian Federation on 27 December 2001.

Annual General Shareholders' meeting held on 21 December 2001 determined maximum number of declared shares including ordinary shares with a par value of 35.97 rubles 17 807 876 in number amounting to 640 549 299 rubles 72 kopecks and preference shares with a par value of 35.97 rubles 5 701 305 in number amounting to 205 075 940 rubles 85 kopecks.

As for domestic securities' market the Company's shares circulate in the Russian Trading System (under ticker KUBN for ordinary and KUBNP for preference shares) and in the stock section of the Moscow Interbank Currency Exchange (MICEX) (under ticker RU0009043426 for ordinary and RU0009091920 for preference shares).

"Southern Telecommunications Company" PJSC is an indisputable leader among regional telecom companies. In 2001 bidding volume in RTS reached 1. 935 million USD, number of concluded transactions constituted 110. Market capitalization by the end of 2001 amounted to 80 million USD.

Shares of "Southern Telecommunications Company" PJSC are used when calculating official stock market indexes such as AK&M Index, RTS Index, S&P/RUX Index.

On 27 December 2001 rating agency "Standard & Poor's" assigned its triple-"C"-plus long-term local and foreign currency corporate credit ratings to "Southern Telecommunications Company" PJSC. The outlook is stable.

ADRs' (first level) issue was registered on 5 February 1998. The Company's ADRs are quoted in the over-the-counter market of the USA, in Berlin and Frankfort Stock Exchanges and NEWEX stock exchange (Vienna, Austria) in Europe, that makes the Company's shares available to wide range of foreign investors.

Successful development and functioning of the Company depends greatly on its informational openness gaining confidence of customers, shareholders and potential investors. Revealing information is one of the Company's priority activities.

"Southern Telecommunications Company" PJSC supports its corporate web-site and places its information on the official web-sites of FKCB RF, "RTS Stock Exchange", MICEX, "Svyazinvest" PJSC. As a result of informational openness the Company's shares consider to have one of the highest liquidity ratio among national companies. Internet site http:/www.stcompany.ru/. includes information on the most important events in the Company's life, tariffs ,etc. "RTS Stock Exchange", ""Svyazinvest" PJSC and "The Bank of New York" servers have references to this site.

**The Company's shares as at 01.01.2002**
**(total amount of shares – 1 4071250)**

| № | Category | Ordinary shares | Preference shares | % of the authorized capital | % of total number of ordinary shares |
|---|---|---|---|---|---|
| 1 | Legal persons including "Svyazinvest"PJSC | 9 652 454<br>5 347 075 | 2 830 464 | 88.71<br>38.0 | 91.46<br>50.67 |
| 2 | Natural persons | 900 971 | 687 361 | 11.29 | 8.54 |
| | TOTAL: | 10553425 | 3 517 825 | 100.00 | 100.00 |

**Information about the Board of Directors and the Company's Executive Power**

rubles

| № | Name | Compensation | Salary | Bonus | Remuneration for the members of the Board of Directors | Other payments | Total |
|---|---|---|---|---|---|---|---|
| 1 | Gorbachev V.L. | | 655369.72 | 637342.22 | 220 000 | 138195.4 | 1650907.34 |

| 2 | Belov V.E. | | | | 220 000 | | 220 000 |
|---|---|---|---|---|---|---|---|
| 3 | Yevdokimenko V.M. | | | | 85 000 | | 85 000 |
| 4 | Laskavy L.L. | | 576 298.01 | 219 514.39 | 135 000 | 84 481.18 | 1 015293.58 |
| 5 | Sadokhina A.M. | 199534.14 | 544 342.48 | 315215.37 | 220 000 | 66448.34 | 1345540.33 |
| 6 | Ukhina I.P. | | | | 220 000 | | 220 000 |
| 7 | Kruzhkov V.A. | | 521 107.62 | 192 996.49 | | 109 669.98 | 823 777.09 |
| 8 | Romski G.A. | | | | 85 000 | | 85 000 |
| 9 | Shipulin A.P. | | 487 617.59 | 197 298.78 | | 57352.26 | 742 268.63 |
| 10 | Osipchuk A.I. | | | | 85 000 | | 85 000 |
| 11 | Khvorostina N.I. | | | | 135 000 | | 135 000 |
| 12 | Ryzhikova N.A. | | 197 436.09 | 91 231.91 | 223 032 | 408.66 | 512 108.66 |
| 13 | Litvinov A.A. | | 317 363.49 | 112 191.51 | 288 000 | | 717 555 |
| 14 | Goncharov A.I. | 116 556 | 257 400 | 139 434.4 | 240 000 | 36 276.8 | 789 667.2 |
| 15 | Istomina L.V. | 23480.73 | 100 400.6 | 15578.92 | 126 000 | 45393.74 | 310853.99 |
| 16 | Ignatenko N. I. | | 191 222.85 | 88 719.87 | 223 032 | 294 | 503 268.72 |
| | Total: | 339 570.87 | 3848558.45 | 2009523.86 | 2505064 | 538520.36 | 9241237.54 |

## Information about the Management Board

| № | Name | Compensation | Salary | Bonus | Remuneration for the members of the Management Board | Other payments | Total |
|---|---|---|---|---|---|---|---|
| 1 | Gorbachev V.L. | | 655369.72 | 637342.22 | 660 000 | 138195.4 | 2090907.34 |
| 2 | Laskavy L.L. | | 576 298.01 | 219 514.39 | 612 000 | 84 481.18 | 1 492293.58 |
| 3 | Sadokhina A.M. | 199534.14 | 544 342.48 | 315215.37 | 588 000 | 66448.34 | 1 713 540.33 |
| 4 | Goncharov A.I. | 116 556 | 257 400 | 139 434.4 | 240 000 | | 753 390.4 |
| 5 | Kruzhkov V.A. | | 521 107.62 | 192 996.49 | 558 000 | 109 669.98 | 1 381 774.09 |
| 6. | Shipulin A.P. | | 487 617.59 | 197 298.78 | 558 000 | 57352.26 | 1 300268 63 |
| 7 | Istomina | 23480.73 | 100 400.6 | 15578.92 | 126 000 | 45393.74 | 310853.99 |

|  | L.V. |  |  |  |  |  |  |
|---|---|---|---|---|---|---|---|
| 8 | Ignatenko N.I. |  | 191222.85 | 88719.87 | 223032 | 294 | 503268.72 |
| 9 | Polulyakhova O.U. |  | 147352.57 | 95715.81 | 223 820 |  | 466888.38 |
| 10 | Litvinov |  | 317 363.49 | 112 191.51 | 288 000 |  | 717 555 |
|  | Total: | 339 570.87 | 3 798 474.93 | 2 014 007.76 | 4 076 852 | 501 834.9 | 10 730 740.46 |

**Financial investments of "Southern Telecommunications Company" PJSC as at 01.01.2002**

| Company | Share, % | Amount of shares | Type and category of shares | Nominal value, rubles |
|---|---|---|---|---|
| "Avtocenter-Yug" CJSC | 100 | 35200 | Ordinary nominal uncertificated | 1000 |
| "Armavir Communication Facilities Plant" CJSC | 100 | 18000 | Ordinary nominal uncertificated | 1000 |
| "Health-care complex "Orbita" CJSC | 100 | 217896 | Ordinary nominal uncertificated | 1000 |
| "TeleRoss-Kubanelectrosvyaz" CJSC | 50 | 331730 | Ordinary nominal uncertificated | 1 |
| "Kuban-GSM" CJSC | 24 | 2400 | Ordinary nominal uncertificated | 1000 |
| "Krasnodarbank" AKB | 13,.5 | 148000<br>10000 | Ordinary nominal uncertificated-<br>preference nominal uncertificated | 10<br>10 |
| "Sberbank" OJSC | 0,0006 | 106 | Ordinary nominal uncertificated | 50 |
| "Starcom" CJSC | 3,7 | 185 | Ordinary nominal uncertificated | 100 |
| "Kubanbank" AKB | 0,1 | 25354<br>150 | Ordinary nominal uncertificated-<br>preference nominal uncertificated | 1<br>1 |
| "Aksay" OJSC | 0.2 | 10643<br>7802 | Ordinary nominal uncertificated-<br>preference nominal uncertificated | 10<br>10 |
| "CMTO" CJSC | 100 | 16100 | Ordinary nominal uncertificated | 1000 |
| "Yugsvyazstroy" CJSC | 100 | 15452 | Ordinary nominal uncertificated | 1000 |

## Associated companies

The Company incorporates 1 subordinate and 6 associated companies with rights of a legal person on the territory of the Russian Federation established under federal legislation. In 2001 organizational structure of "Southern Telecommunications Company" PJSC was changed to improve its financial position. On 6 October 2000 the Company's Board of Directors approved the resolution No 6/3 on liquidation of the Company's branch establishment SMU "Krasnodargrazhdansvyazremstroy" and establishment of the associated closed joint stock company "Yugsvyazstroy". On 6 October 2000 the Company's Board of Directors approved the resolution No 6/6 on liquidation of the Company's branch establishment "Logistic center" and establishment of the associated closed joint stock company

“CMTO”. "Southern Telecommunications Company" PJSC’s shares in charter capitals of the associated companies constitute 100%, in the charter capital of “Kuban-GSM” DCJSC – 24%.

| № | Name | “KES”’s share in charter capital | Location | Activities | Voting shares |
|---|---|---|---|---|---|
| 1. | “Kuban-GSM” CJSC | 24% | 61, Gimnazicheskaya Str., Krasnodar | Rendering cellular services of GSM 900 standard | 100% |
| 2 | “Armavir Plant of Communication Goods” CJSC | 100% | 1a, Urupskaya Str., Armavir | Production of Communication goods and cables | 100% |
| 3 | “Avtocenter-Yug” CJSC | 100% | 48, Myskhakskoye shosse, Novorossiysk | Services of car maintenance | 100% |
| 4 | “Health-care complex “Orbita” CJSC | 100% | Olginka, Tuapse district | Resort services | 100% |
| 5 | “CMTO” CJSC | 100% | 5/2, Vishnyakovoy Str., Krasnodar | Production and sales | 100% |
| 6 | “Yugsvyazstroy” CJSC | 100% | 110/1, Aivazovskogo Str., Krasnodar | Construction | 100% |

**Subordinate companies**

| № | Name | “KES”’s share in charter capital | Location | Activities | Voting shares |
|---|---|---|---|---|---|
| 1 | “TeleRoss-Kubanelectrosvyaz” CJSC | 50% | 66, Karasunskaya Str., Krasnodar | Rendering telecom services | 50% |

**Competitive environment**

At the present time competitive environment in the Krasnodar Territory includes a great number of independent telecom operators determining their own price and production policy. The Company realizes the necessity of correction of its business strategy and tactics.

In 2001 33 licenses for rendering telecom services were granted in the Krasnodar Territory, total number of licensed operators reached 302.

Based on showings and tendencies of the regional telecom market development we plan the following market positions of the Company in 2004:

| Regional telecom market share, % | 2000 | 2001 | 2004 |
|---|---|---|---|
| | 69.75 | 55.1 | 70 |

| № | Description | Share in physical volume of services, % | | |
|---|---|---|---|---|
| | | 2000 | 2001 | 2004 |
| 1 | Local telephony | 92.8 | 90.6 | 93 |
| 2 | Domestic long-distance telephony | 99.4 | 98 | 98 |
| 3 | International telephony | 99.6 | 98.2 | 98 |
| 4 | Paging | 16.9 | 41.2 | 50 |
| 5 | Internet services via switched access | 55 | 70.2 | 85 |
| 6 | ISDN, intelligent network | 100 | 96.7 | 98 |

This analysis shows that the Company has the best positions in the sphere of long-distance and international telephony – 98.1% of the market share in 2001.The Company has a monopolistic position in the sphere of traditional services, level of competitiveness here is low.

Satisfying the needs of the Krasnodar Territory population in traditional services "Southern Telecommunications Company" PJSC simultaneously lays foundation for introducing advanced technologies and providing new telecom services.

At present over 20 Internet providers operate in the Krasnodar Territory. "Southern Telecommunications Company" PJSC share in this market constitutes 70.2%. During the last year the share increased by 15.2%.

We also see the rising tendency in the market of wireless communication. "Southern Telecommunications Company" PJSC's share in providing paging services in terms of total number of subscribers increased to 41.2 % (as compared to 16.9% in 2000). The rising tendency can be explained by active advertising of "Narodny pager", leaving this market by some competitive operators and quick development of mobile telephony.

It should be noted that the market of new telecom services (IN, multimedia, etc) is still free.

Telecom market share of "Southern Telecommunications Company" PJSC is to constitute not less than 70% in 2004. Its growth is to be stipulated by effective implementation of "Strategy of increase of telecom services' competitiveness", approved by the Management Board.

Thus, the main task of the Company's activity up to the year 2004 is strengthening its position in the market regarding complete range of telecom services and simultaneous increasing the level of meeting solvent demand.

Information on segments

| | **Line code** | **Revenue** | **Losses (line020+030+040)** | **Financial result** |
|---|---|---|---|---|

| | | 2000 | 2001 | 2000 | 2001 | 2000 | 2001 |
|---|---|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 |
| **1. Telecom services, total** | **700** | 1910173 | 2476806 | 1379740 | 1843221 | 530433 | 633585 |
| Including: **Central Region** | 710 | | | | | | |
| **North-Western region** | 720 | | | | | | |
| **Povolzhski region** | 730 | | | | | | |
| **North-Caucasian region** | 740 | 1910173 | 2476806 | 1379740 | 1843221 | 530433 | 633585 |
| **Ural region** | 750 | | | | | | |
| **Sibirski region** | 760 | | | | | | |
| **Far East region** | 770 | | | | | | |
| **Foreign market** | 780 | | | | | | |
| **"Rostelecom" OJSC** | 790 | | | | | | |
| **2. Other activities** | **800** | 263800 | 120420 | 248880 | 117506 | 14920 | 2914 |
| Including: **Central Region** | 810 | | | | | | |
| **North-Western region** | 820 | | | | | | |
| **Povolzhski region** | 830 | | | | | | |
| **North-Caucasian region** | 840 | 263800 | 120420 | 248880 | 117506 | 14920 | 2914 |
| **Ural region** | 850 | | | | | | |
| **Sibirski region** | 860 | | | | | | |
| **Far East region** | 870 | | | | | | |
| **Foreign market** | 880 | | | | | | |
| **"Rostelecom" OJSC** | 890 | | | | | | |

## Construction and investments

In 2001 92.5% of total number capacity put into operation (that is 61 092 numbers) are digital exchanges, 28 828 numbers of obsolete step-by-step PBXs were replaced by digital lines. To meet the growing demand of residents and tourists in long-distance and international telephony capacity of Automatic Long-distance Telephone Exchange in Krasnodar was increased by 4230 channels, in Sochi – by 960 channels. Digitization of regional network has been continued – fiber-optic line 70.2 kilometers long was built from Starominskaya to Staroscherbinovskaya and Yeisk.

When analyzing the structure of capital investments we can see that their volume increases annually, share of expenditures for building and assembly jobs decreases, share of expenditures for installation and replacement of equipment grows. Change of the structure can be explained by the necessity to replace morally obsolete equipment, to broaden the range of modern informational technologies provided, to gain additional profit and to raise the Company's rating.

Investment activities in terms of telecom branches' structure are the following:

Thousand rubles

| | |
|---|---|
| Local telephony | 489 875 |
| Long-distance cable buses | 29 170 |

| Long-distance telephone exchanges | 20 163 |
|---|---|
| New services | 10 171 |
| Other | 154 583 |
| **Total:** | **703 962** |

Sources of financing are:

**Owned capital - 250219**

Including
Depreciation - 164219
Profit - 86 000
Commodity credits – 150346

**Bank credit – 50000**

**Budget allocations – 771**

**Assessable contributions – 5821**
**Borrowed assets of other organizations – 1180**
**Profit of the reporting year - 245 355**

## Environmental protection

In 2001 "Southern Telecommunications Company" PJSC submitted its projects to approval of committees of environmental protection, bodies of sanitary and epidemiological inspections and committees on protection of cultural and architectural monuments.
When building a fiber-optic line from Starominskaya to Yeisk the Company indemnified land users for losses resulted from temporary withdrawal of lands during execution of works.

## Main criteria of accounting policy.

1. Sales income should be calculated "after shipment" for taxation purposes:
   a) profit tax;
   b) VAT;
   c) Road-transport tax
2. The following assets are considered as fixed ones:
   - Used for production, rendering works or services and for management needs of the Company;
   - Used during a long period, that is having life-time of more than 12 months;
   - That may return good interest in future

The Company does not plan to resell these assets.

Annual sum of fixed assets' depreciation is calculated using line method. Depreciation of the Company's fixed assets is carried out according to Standards of depreciation charges for complete reconstruction of fixed assets, approved by the Decree of the USSR Sovmin № 1072 of 22.10.90.

To develop telecom industry and introduce high-performance communication systems, equipment and mechanisms, method of accelerated depreciation with acceleration ratio = 2 towards the active part of fixed assets should be used:

- cable lines supported on poles or built on buildings' walls:

with metal casing (code 30018)
with plastic casing (code 30019)

- communication equipment ( codes 45601, 45608, 45613, 45618, 45620, 45621, 45623, 45609, 45622, 45624).

3. Since 01.01.2001. account 12 "Objects of little value and with short life time" and account 13 "Depreciation of objects with short life time and of little value" are not used, their debit accounting is not kept and the present balance is closed at the end of 2001 according to the aforesaid Order of the Ministry of Finance of the Russian Federation.

Value of objects with short life time and of little value present in balance sheet before 01.01.2001 is paid off at the price of their possible usage with depreciation accounting at the rate of 50% of their acquisition cost according to PBU 5/98.

When taking on discount objects with life time over 1 year, they refer to special subaccount of fixed assets. Inventories and household equipment with life time less than 1 year refer to special subaccount 9 "Inventories and household equipment" of account 10.

To ensure the security of such objects the Company controls their turnover. Objects having value of no more than one-twentieth of the 100-multiple size of monthly wage floor for one object and also books, booklets and the like, are written off when putting into operation. The accounting records are kept on the below-line account 002.

4. Accounting records of invoices, property and liabilities in foreign currency should be kept in rubles by conversion according to exchange rate of the Central Bank of the Russian Federation at the date of transaction and at the date of making up monthly accounting reports.
   Exchange differences should be shown in the accounting records of the reported period including the date of transaction or in account record 80 "Profits or losses".

5.Production costs' accounting should be made in the following way:

- Direct method of calculation of cost price of a production unit is approved. Cost price of a production unit is calculated by dividing of total amount of expenditures by natural volume of works and services provided;
- Cost accounting is made in the context of items of calculation

Cost price is formed according to kinds of provided services in the following steps:

primary cost accounting – distribution of direct costs among kinds of services using direct method with their mentioning in account 20 "Major production";

- distribution of costs of auxiliary production mentioned in account 23 "Auxiliary production" among kinds of services pro rata direct costs, and distribution of indirect costs mentioned in account 25 "General production costs" pro rata direct costs;
- distribution of costs from account 26 "General costs" pro rata profits among types of activities having different profit taxes and pro rata direct costs among types of activities with identical profit tax.

6. Reserves for capital and current repairs, doubtful accounts of other organizations and residents should be formed by taking sums of reserves from financial results.

To introduce unified accounting policy and separate cost accounting for all telecom companies the Company's administration plans to use unified accounting policy approved by ""Svyazinvest" PJSC in 2002 that differs greatly from accounting policy used in 2001.

**Form No 1 "Balance Sheet"**

Opening balance of 01 January 2001 was changed as a result of reappraisal:

| Line 120 | +600 728 | Should be considered | 2561414 | |
|---|---|---|---|---|

| Line 122 | +495691 | Should be considered | 1838388 | Initial cost of buildings, cars and equipment 2527810 minus depreciation 689422 |
|---|---|---|---|---|
| Line 420 | +600728 | Should be considered | 1410241 | |

**Interpretation of indices to form No 1 “Balance sheet”**
“Other debtors”

thousand rubles

| Description | Line code | Line 235 | | Line 246 | |
|---|---|---|---|---|---|
| | | Opening balance | Closing balance | Opening balance | Closing balance |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Payments to budget (acc.68) | 0180 | | | 16268 | 15394 |
| Payments under claims(acc.63) | 0190 | 40 | 218 | 998 | 660 |
| Payments of single social tax (acc.69) | 0200 | | | 49 | 171 |
| Settlements with employees on other operations (acc.73) | 0210 | 415 | 917 | 286 | 260 |
| Settlements with advance holders (acc.71) | 0220 | | | 324 | 115 |
| Losses resulting from inventory damages (acc.84) | 0230 | 1357 | 1217 | 58 | 58 |
| Others | 0240 | 89 | 89 | 23832 | 61004 |
| **TOTAL:** | **0250** | **1901** | **2441** | **41815** | **77662** |

Form No 2 “Profits and losses statement”

The Company’s costs of the year 2000 are calculated according to accounting methodology used in 2001.

Line 130 +11121 ( charity costs)
Line 160 - 11121

**Accounts payable**

Having “Svyazinvest”PJSC as a principle holder, “Rostelecom” AO is the main company that renders services of long-distance and international telephony in the Russian Federation. "Southern Telecommunications Company" PJSC has an Agreement with Rostelecom on providing pass-through of long-distance and international traffic.
Other accounts payable included debts on wages, debts on social insurance and social services, debts to budget, advance payments for services, etc.

Line 628 “Other creditors”

**Thousand rubles**

| Description | Line code | Opening balance | Closing balance |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| VAT | 0280 | | |
| Settlements with non-budgetary funds | 0290 | 7004 | 53 |
| Leasing payments | 0300 | | |
| Settlements with advance holders | 0310 | 71 | 38 |
| Other | 0320 | 6435 | 12505 |
| **TOTAL:** | **0350** | **13510** | **12596** |

**Short-term liabilities**

Short-term liabilities consist of bank credits, received by the Company from Russian banks with fixed terms of repayment. Amounts of credits as at 31.12.2000 and 2001 are:

| | 2000 | 2001 | change, thousand rubles |
|---|---|---|---|
| 1. Sberbank | 76409 | 171497 | +95088 |
| 2. Yugbank | 0 | 11000 | +11000 |
| 3. Yug-investbank | 15500 | 0 | - 15500 |
| TOTAL | 91909 | 182 497 | +90588 |

Long-term liabilities

Long-term liabilities consist mainly of long-term agreements with foreign suppliers on financing of supplied telecom equipment. Amounts of credits as at 31.12.2000 and 2001 are:
Table No

**Interpretation of long-term liabilities under loans and credits**

**Thousand rubles**

| Credit organization | Currency | Purpose of credit | Time to run | Opening balance | received | redeemed | Closing balance |
|---|---|---|---|---|---|---|---|
| 1. Yugbank | ruble | Replenishment of current assets | February 2002 | 35000 | 0 | 0 | 35000 |
| 2. Yugbank | ruble | Replenishment of current assets | May 2002 | 0 | 10 000 | 0 | 10000 |
| 3. Yugbank | ruble | Replenishment of current assets | October 2002 | 15000 | 0 | 0 | 15000 |
| 4. Branch № 8619 of Sverbank credit line 75 mln rubles | ruble | | 26 April 2002 | 75 000 | 0 | 0 | 75000 |
| 5.Branch № 8619 of Sverbank credit line 45 mln rubles | ruble | Extension of local telephone network in Krasnodar | September 2002 | 45 000 | 0 | 10 000 | 35000 |
| | | | | 170 000 | 10 000 | 10 000 | 170000 |

Long-term loans

Thousand rubles

| Name | currency | purpose | Time to run | Opening balance | received | redeemed | Closing balance |
|---|---|---|---|---|---|---|---|
| Svyazinvest | ruble | Development of rural telephony | 31 December 2000 | 17391 | 0 | 2157 | 15234 |
| Loan to Sochielectrosvyaz | ruble | Development of local network in Sochi | 2004 | 316 | 1.5 | 17.9 | 299.6 |
| | | | | **17 707** | 1.5 | 2175 | **15533** |

"Authorized capital"

In 2000 authorized capital of the regional entity did not change.

**thousand rubles**

| | **Opening balance** | **received** | **withdrawn** | **Closing balance** |
|---|---|---|---|---|
| Increase (decrease) of a share par value | - | - | - | - |
| Cancelled shares written off by reduction of authorized capital | - | - | - | - |
| Direction of reserve capital to increase authorized capital | - | - | - | - |
| Others | 506143 | - | - | 506143 |
| Total: | 506143 | - | - | 506143 |

Line 640 "Deferred income"

**thousand rubles**

| **Description** | **Line code** | **Opening balance** | **Received** | **Withdrawn** | **Closing balance** |
|---|---|---|---|---|---|
| **1** | **2** | **3** | **4** | **5** | **6** |
| Deferred income | 0360 | | | | |
| Gaining assets without compensation (gratis) | 0370 | 40913 | 97797 | | 138710 |
| Special purpose financing | 0380 | 1934 | 64054 | (64080) | 1908 |
| Others | 0390 | 7244 | | (7244) | |
| **TOTAL:** | **0400** | 50091 | 161851 | (71324) | 140618 |

Line 960 "Securities given under liabilities and payments"

**Thousand rubles**

| Type of security | Line code | Opening balance | received | withdrawn | Closing balance |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Bail | 0530 | | | | |
| Pledge | 0540 | 829304 | 322910 | (286792) | 865422 |
| Bills | 0550 | | | | |
| Other | 0560 | | | | |
| **TOTAL:** | **0600** | 829304 | 322910 | (286792) | 865422 |

Change of balance sheet currency (value)

Thousand rubles

| Description | Line code | Closing balance 2000 | Opening balance 2001 | Change | Explanation |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Line 110 from Form 1 | 1110 | 6500 | 6500 | | |
| Line 111 from Form 1 | 1111 | 266 | 266 | | |
| Line 112 from Form 1 | 1112 | | | | |
| Line 113 from Form 1 | 1113 | | | | |
| Line 120 from Form 1 | 1120 | 1960686 | 2561414 | 600728 | Reappraisal 607289, discount 6561 |
| Line 121 from Form 1 | 1121 | | | | |
| Line 122 from Form 1 | 1122 | 1342697 | 1838388 | 495691 | reappraisal |
| Line 130 from Form 1 | 1130 | 235931 | 235931 | | |
| Line 135 from Form 1 | 1135 | | | | |
| Line 136 from Form 1 | 1136 | | | | |
| Line 137 from Form 1 | 1137 | | | | |
| Line 140 from Form 1 | 1140 | 275642 | 275642 | | |
| Line 141 from Form 1 | 1141 | 273497 | 273497 | | |
| Line 142 from | 1142 | 332 | 332 | | |

| | | | | | |
|---|---|---|---|---|---|
| Form 1 | | | | | |
| Line 143 from Form 1 | 1143 | 1813 | 1813 | | |
| Line 144 from Form 1 | 1144 | | | | |
| Line 145 from Form 1 | 1145 | | | | |
| Line 150 from Form 1 | 1150 | | | | |
| Line 190 from Form 1 | 1190 | 2478759 | 3079487 | 600728 | Reappraisal |
| Line 210 from Form 1 | 1210 | 117348 | 117348 | | |
| Line 211 from Form 1 | 1211 | 101667 | 101667 | | |
| Line 212 from Form 1 | 1212 | 3 | 3 | | |
| Line 213 from Form 1 | 1213 | 12 | 12 | | |
| Line 214 from Form 1 | 1214 | 7521 | 7521 | | |
| Line 215 from Form 1 | 1215 | | | | |
| Line 216 from Form 1 | 1216 | 8145 | 8145 | | |
| Line 217 from Form 1 | 1217 | | | | |
| Line 220 from Form 1 | 1220 | 38163 | 38163 | | |
| Line 230 from Form 1 | 1230 | 1901 | 1901 | | |
| Line 231 from Form 1 | 1231 | | | | |
| Line 232 from Form 1 | 1232 | | | | |
| Line 233 from Form 1 | 1233 | | | | |
| Line 234 from Form 1 | 1234 | | | | |
| Line 235 from Form 1 | 1235 | 1901 | 1901 | | |
| Line 240 from Form 1 | 1240 | 151061 | 151061 | | |
| Line 241 from Form 1 | 1241 | 106848 | 106848 | | |
| Line 242 from | 1242 | | | | |

| Form 1 | | | | | |
|---|---|---|---|---|---|
| Line 243 from Form 1 | 1243 | | 1407 | 1407 | From line 246 |
| Line 244 from Form 1 | 1244 | | | | |
| Line 245 from Form 1 | 1245 | 991 | 991 | | |
| Line 246 from Form 1 | 1246 | 43222 | 41815 | (1407) | |
| Line 250 from Form 1 | 1250 | | | | |
| Line 251 from Form 1 | 1251 | | | | |
| Line 252 from Form 1 | 1252 | | | | |
| Line 253 from Form 1 | 1253 | | | | |
| Line 260 from Form 1 | 1260 | 16474 | 16474 | | |
| Line 261 from Form 1 | 1261 | 1639 | 1639 | | |
| Line 262 from Form 1 | 1262 | 9782 | 9782 | | |
| Line 263 from Form 1 | 1263 | 203 | 203 | | |
| Line 264 from Form 1 | 1264 | 4850 | 4850 | | |
| Line 270 from Form 1 | 1270 | | | | |
| Line 290 from Form 1 | 1290 | 324947 | 324947 | | |
| Line 300 from Form 1 | 1300 | 2803706 | 3404434 | 600728 | |
| Line 410 from Form 1 | 1410 | 506143 | 506143 | | |
| Line 420 from Form 1 | 1420 | 809513 | 1410241 | 600728 | |
| Line 430 from Form 1 | 1430 | 47260 | 47260 | | |
| Line 431 from Form 1 | 1431 | 47260 | 47260 | | |
| Line 432 from Form 1 | 1432 | | | | |
| Line 440 from Form 1 | 1440 | 63881 | 63881 | | |
| Line 460 from | 1460 | 124745 | 421903 | 297158 | profit |

| Form 1 | | | | | |
|---|---|---|---|---|---|
| Line 465 from Form 1 | 1465 | | | | |
| Line 470 from Form 1 | 1470 | 297158 | X | 297158 | X |
| Line 475 from Form 1 | 1475 | | X | | X |
| Line 490 from Form 1 | 1490 | 1848700 | 2449428 | 600728 | |
| Line 510 from Form 1 | 1510 | 187707 | 187707 | | |
| Line 511 from Form 1 | 1511 | 170000 | 170000 | | |
| Line 512 from Form 1 | 1512 | 17707 | 17707 | | |
| Line 520 from Form 1 | 1520 | 243738 | 243738 | | |
| Line 590 from Form 1 | 1590 | 431445 | 431445 | | |
| Line 610 from Form 1 | 1610 | 91909 | 91909 | | |
| Line 611 from Form 1 | 1611 | 91909 | 91909 | | |
| Line 612 from Form 1 | 1612 | | | | |
| Line 620 from Form 1 | 1620 | 282261 | 282261 | | |
| Line 621 from Form 1 | 1621 | 107055 | 98503 | (8552) | |
| Line 622 from Form 1 | 1622 | | | | |
| Line 623 from Form 1 | 1623 | | 8552 | 8552 | From line 246 |
| Line 624 from Form 1 | 1624 | 34237 | 34237 | | |
| Line 625 from Form 1 | 1625 | 18456 | 18456 | | |
| Line 626 from Form 1 | 1626 | 55093 | 55093 | | |
| Line 627 from Form 1 | 1627 | 53910 | 53910 | | |
| Line 628 from Form 1 | 1628 | 13510 | 13510 | | |
| Line 630 from Form 1 | 1630 | 99300 | 99300 | | |
| Line 640 from | 1640 | 50091 | 50091 | | |

| | | | | | |
|---|---|---|---|---|---|
| Form 1 | | | | | |
| Line 650 from Form 1 | 1650 | | | | |
| Line 660 from Form 1 | 1660 | | | | |
| Line 690 from Form 1 | 1690 | 523561 | 523561 | | |
| Line 700 from Form 1 | 1700 | 2803706 | 3404434 | 600728 | |

**Interpretation of the indices of Form No 2 "Profits and Losses Statement"**

Changes in Form No 2 "Profit and loss statement"

Thousand rubles

| **Description** | **Line code** | **Column 4 of form 2 2001** | **Column 3 of form 2 2000** | **Change (Column 3 – column 4)** | **Comments** |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Net revenue from sales (with the exception of VAT, excises and other obligatory payments)(line010) | 0910 | 2173973 | 2173973 | | |
| Cost price of goods, services sold (line 020) | 0914 | 1624265 | 1624265 | | |
| Gross profit (line 029) | 0920 | 549708 | 549708 | | |
| Commercial expenses (030) | 0921 | 4355 | 4355 | | |
| Management expenses (040) | 0924 | | | | |
| Profit (loss) from sales (050) | 0927 | 545353 | 545353 | | |
| Interest income (060) | 0928 | 15 | 15 | | |
| Interest expenses (070) | 0932 | 41426 | 41426 | | |
| Income from participation in other enterprises (080) | 0935 | 2187 | 2187 | | |
| Other operating | 0938 | 297066 | 297066 | | |

| | | | | | |
|---|---|---|---|---|---|
| income (090) | | | | | |
| Other operating expenses (100) | 0945 | 269426 | 269426 | | |
| Non-sales income (120) | 0955 | 29168 | 29168 | | |
| Non-sales expenses (130) | 0959 | 92544 | 81423 | 11121 | Change of accounting methodology |
| Profit (loss) before taxation | 0964 | 470393 | 481514 | (11121) | Change of accounting methodology |
| Profit tax and other similar obligatory payments (1.150) | 0965 | 90480 | 90480 | | |
| Profit (loss) from regular activity (1.160) | 0967 | 379034 | 391034 | | Change of accounting methodology |
| Extraordinary profits (170) | 0968 | | | | |
| Emergency losses (180) | 0970 | 1967 | 1967 | | |
| Net profit (retained profit (loss) of the reported period) | **0972** | 377946 | 389067 | (11121) | Change of accounting methodology |

Description of revenue and cost price of the regular types of activities

| Description | Line code | Revenue (line 010 of Form No 2) | | | | | | | | Cost price (line 020 of Form No 2) | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Charged | | Paid | | | | | | | |
| | | | | Cash | | swapping | | interpayment | | | |
| | | 2001 | 2000 | 2001 | 2000 | 2001 | 2000 | 2001 | 2000 | 2001 | 2000 |
| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 |
| Telecom services | 2700 | 2476806 | 1910173 | 2291074 | 1722873 | | 27400 | | 159900 | 1843221 | 1382349 |
| Trading activity | 2710 | 42822 | 80520 | 42822 | 69400 | | | | 11120 | 40628 | 72628 |
| Auxiliary production | 2720 | | | | | | | | | | |
| Activity as an agency | 2730 | 29186 | 9764 | 29186 | 9764 | | | | | | |
| Lease of property | 2740 | 6825 | 4756 | 6825 | | | | | 4756 | | |
| Design works | 2750 | | | | | | | | | | |
| Transport services | 2760 | 10457 | 6430 | 10457 | | | | | 6430 | | |
| other | 2770 | 31130 | 162330 | 117948 | 83803 | | 56650 | | 21877 | 76878 | 169288 |
| **TOTAL:** | **2800** | 2597226 | 2173973 | 2498312 | 1885840 | | 84050 | | 204083 | 1960727 | 1624265 |

Interest income and expenses

Thousand rubles

| Description | Line code | Line 060 | | Line 070 | |
|---|---|---|---|---|---|
| | | For the reporting period | For the same period of the previous year | For the reporting period | For the same period of the previous year |
| 1 | 2 | 3 | 4 | 5 | 6 |
| For usage of the Company's cash resources by natural and juridical persons | 1800 | | | | |
| For usage of means on the Company's accounts by banks | 1810 | 9 | 15 | | |

| on the Company's accounts by banks | | | | | |
|---|---|---|---|---|---|
| Bond interest | 1820 | | | | |
| Deposit accounts | 1830 | | | | |
| Bill interest | 1840 | | | | |
| Credit interest | 1850 | | | 50410 | 41426 |
| Loan interest | 1860 | | | | |
| Commercial credit interest | 1870 | | | | |
| Other | 1880 | | | | |
| TOTAL: | **1900** | 9 | 15 | 50410 | 41426 |

"Other operating profits and losses"

thousand rubles

| Description | Line code | Line 090 | | Line 100 | |
|---|---|---|---|---|---|
| | | For the reporting period | For the same period of the previous year | For the reporting period | For the same period of the previous year |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Profit (loss) from sale of fixed assets | 1950 | 34304 | 201666 | 39915 | 143401 |
| Profit (loss) from sale of other property | 1960 | 16976 | 82906 | 17073 | 63646 |
| Profit (loss) from lease of property | 1970 | 900 | 2769 | 21 | 804 |
| Revenues from joint ventures | 1980 | | | | |
| Reimbursement of expenses for civil defense | 1990 | | | | |
| Taxes and charges at the expense of financial results | 2000 | | | 50926 | 55736 |
| Expenditures for maintenance of preserved productive capacities and objects | 2010 | | | | |
| Charges for bank services | 2020 | | | 2236 | 4969 |
| Money deducted for appraisal reserves: | 2030 | | | 21 | 723 |

| | | | | | |
|---|---|---|---|---|---|
| Bad debts | 2040 | | | | |
| Loss of shares' value | 2050 | | | 21 | 723 |
| Formation of other reserves | 2060 | | | | |
| other | 2070 | 6000 | 9725 | 125 | 147 |
| **TOTAL:** | **2100** | 58180 | 297066 | 110317 | 269426 |

"Non-sales profits and losses"

thousand rubles

| Description | Line code | Line 120 | | Line 130 | |
|---|---|---|---|---|---|
| | | For the reporting period | For the same period of the previous year | For the reporting period | For the same period of the previous year |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Fines, penalties, forfeits resulting from improper execution of obligations under contracts | 2150 | 432 | 334 | 416 | 57 |
| Assets received free of charge including gifts | 2160 | 2311 | 727 | | |
| Recovery of damages | 2170 | 609 | 4717 | | |
| Value of property revealed after inventory | 2180 | 32 | 250 | 142 | 568 |
| Profit (loss) of past years revealed in the reported year | 2190 | 5453 | 679 | 5007 | 21274 |
| Amounts of accounts receivable and deposited with expired limitation of action | 2200 | 1014 | 212 | | |
| Positive (negative) stock exchange differences when operating with foreign currency | 2210 | 6649 | 19843 | 23194 | 23187 |
| Positive (negative) differences of amounts of loans and credits at the moment of redemption | 2220 | 122 | 386 | 845 | 775 |
| Legal costs | 2230 | | | 538 | 51 |
| Accounts receivable with expired limitation of action | 2240 | 26 | 139 | 2090 | 4807 |
| Expenses for recovery of damages | 2250 | | | 5 | 63 |
| Additional payments of profit tax | 2260 | 2308 | 1187 | 4704 | 4882 |
| Losses from thefts | 2270 | | | 72 | 73 |

| | | | | | |
|---|---|---|---|---|---|
| of material valuables when party at fault is not established by a court | | | | | |
| Charity | 2280 | | | 4101 | 11121 |
| Material assistance in accordance with approved collective agreement | 2290 | | | 6620 | 3816 |
| Running costs of the Board of Directors | 2300 | | | 6626 | 3608 |
| Other | 2310 | 1912 | 694 | 65346 | 18262 |
| TOTAL: | 2350 | 20868 | 29168 | 119706 | 92544 |

"Profit tax and other payments at the expense of profit"

thousand rubles

| **Description** | **Line code** | **Line 150** | |
|---|---|---|---|
| | | **For the reporting period** | **For the same period of the previous year** |
| 1 | 2 | 3 | 4 |
| Profit tax | 2400 | 109206 | 83049 |
| Penalties paid to budget | 2410 | 23 | 21 |
| Penalties paid to non-budget funds | 2420 | | 19 |
| other | 2430 | 7844 | 7391 |
| **TOTAL:** | **2450** | 117073 | 90480 |

"Emergency costs"

thousand rubles

| **Description** | **Line code** | **Line 180** | |
|---|---|---|---|
| | | **For the reporting period** | **For the same period of the previous year** |
| 1 | 2 | 3 | 4 |
| Cost value of lost property | 2600 | | |

| Losses from writing-off fixed assets made worthless by natural disasters | 2610 | 3677 | 1967 |
|---|---|---|---|
| Other | 2620 | | |
| **TOTAL:** | **2650** | 3677 | 1967 |

Taxes to be paid to budget for the reporting period.

Thousand rubles

| **Tax** | **Line code** | **Amount of tax for the reporting period** | | | | **Change in 2000** | **Change in 2001** |
|---|---|---|---|---|---|---|---|
| | | **According to tax calculations for 2000** | **According to tax calculations for 2001** | **According to accounting method for 2000** | **According to accounting method for 2001** | **Column 3 – col.5** | **Column 4– col.6** |
| **1** | **2** | **3** | **4** | **5** | **6** | **7** | **8** |
| VAT | 0010 | 549354 | 389683 | 549354 | 389683 | | |
| Profit tax Line 150 of Form 2 | 0020 | 90480 | 117073 | 90480 | 117073 | | |
| Road-transport tax | 0030 | 27983 | 25609 | 27983 | 25609 | | |

**"Other receipts"**

Interpretation of Form 4 "Cash flow statement"

Table No 18

thousand rubles

| Description | Line code | Line 110 |
|---|---|---|
| 1 | 2 | 3 |
| VAT, sales tax | 3000 | 348629 |
| Penalties, fines | 3010 | |
| Settlements with advance holders (acc.71) | 3020 | |
| Other receipts from personnel account 73 | 3030 | |
| Other | 3040 | |
| **TOTAL:** | **3050** | 348629 |

"Other payments"

Interpretation of Form 4 "Cash flow statement"

thousand rubles

| Description | Line code | Line 250 |
|---|---|---|
| 1 | 2 | 3 |
| VAT, sales tax | 3100 | |
| Penalties, fines | 3110 | |
| Other payments to personnel | 3120 | 841 |
| Other | 3130 | 21490 |
| **TOTAL:** | **3150** | 22331 |

**Currency transactions and exchange control**

Foreign currencies, and dollar of the United States of America especially, play an important role in estimating economic parameters of business activity in Russia. In the table below you can see US dollar rate at December 31, 2001, 2000, 1999.

| December 31 | Exchange rate, rubles |
|---|---|
| 2001 | 30.14 |
| 2000 | 28.16 |

The main Company's currency risk, that is exchange rate of a Russian ruble, became stabilized in 2001. The forecast for 2002 remains stable. In theory three situations may appear:

4. Appreciation of a ruble rate
5. Reduction of a ruble rate
6. Stabilization of a ruble rate

The first situation is connected with possible crisis of US economy, increase of currency revenues due to growth of Russian export prices.

When a ruble rate decreases, the following risks appear:

- Currency credits and debts to foreign suppliers increase exchange rate differences which decrease the Company's profit
- Cost of foreign equipment and spare parts grows, requires additional resources and increases cost price of the provided telecom services.

The Company's currency assets and liabilities as at 01.01.2002

| Description | Thousand rubles | Thousand USD | Thousand DM |
|---|---|---|---|
| Currency assets | | | |
| -cash means in foreign currency | 73.5 | 2.5 | - |
| Currency liabilities: | | | |
| - debts to suppliers and contractors | 332878 | 8926.9 | 4713.6 |
| (currency assets – currency liabilities) | 332802.5 | 8929.4 | 4713.6 |

The Company's currency liabilities exceed its currency assets (resources). So, if the exchange rate of the Russian ruble decreases, negative exchange rate differences may result in losses and necessity of additional resources for liquidation of currency debts.

**Inflation**

Situation in Russian economy is characterized by high rate of inflation. In the table below you can see information about annual rates of inflation for the three-year period ending on December 31, 2001.

| **December 31** | Annual inflation, % |
|---|---|
| 2001 | 18.6 |
| 2000 | 20.2 |
| 1999 | 36.5 |

The main risks from inflation: growth of cost price due to rise in prices of material resources and increase of wages may not be accompanied by tariff growth for provided services; profit from key activity may decrease.

**The rate of interest**

Shortage of owned current assets for supporting regular activities and payments to suppliers forces the Company to attract short-term and long-term bank credits. In 2001 the Company did not have overdue liabilities under credits. Bank credits amount to 352 million rubles including 170 million rubles of long-term credits for 1 or 2 years. Interest rates of long-term credits vary from 18 to 20 %, short-term credits – from 17 to 20 %. Average interest rate decreased by 2% in 2001, from 20.7% to 18.7%.

Political and economic situation in Russia

Considerable political, economic and social changes took place in Russia during the last ten years. Being a country with transition economy Russia now has not got developed business and legislative infrastructure as the countries with developed market economy have.
Government of the Russian Federation is trying now to solve these problems but the reforms aimed at creation of banking, court, fiscal and legislative systems existing in the countries with developed market relations, have not yet been completed. As a result, economic activity in Russia is subjected to considerable risks, it was proved by default and devaluation of a ruble in August 1998.

These risks still remain in Russian economy today resulting in non-convertible national currency abroad, burdensome exchange control, low level of liquidity in the markets of long-term crediting and investments and high level of inflation. In the foreseeable future the Company's activity can be subjected to such risks and consequences.

**Events that took place after the reporting date**

In accordance with PBU 7/98 "event after the reporting date is a fact of economic activity, that influenced or may influence a company's financial situation and results of its activity, that took place during the period between the reporting date and the date of signing the accounting records of the reporting year.
The fact of economic activity, that took place during the period between the reporting date and the date of signing the accounting records for the year 2001, is the following:
In order to execute preliminary agreement of 28 December 2001 the Company concluded a Sale Contract with "Mobile TeleSystems" PJSC on the shares' purchase and sale, namely on sale of the

Company's 24%-stake in "Kuban-GSM" CJSC stock capital. The Contract was concluded on 3 January 2002. Total purchase price amounted to 33 600 000 USD in ruble equivalent using exchange rate of the Central bank of Russia at the date of payment. The Company executed all the terms under the Contract that is confirmed by Closing Act of 25 March 2002. The new shareholder was registered on 29 March 2002. The Board of Directors plans to use means from sale of the shares for dividend payments and financing shortage of current assets at the end of the reporting year.

Planned distribution of profit of the year 2001 refers to the event after the reporting period:

Main directions of the distribution of the retained income for the year 2001

| Description | Line code | Planned distribution of profit of the current year |
|---|---|---|
| Retained income | 0070 | 326525 |
| Distribution of profit: | 0080 | 307573 |
| For covering expenses of the past years | 0090 | |
| For dividend payments | 0010 | 291573 |
| For formation of the reserve fund in accordance with legislation | 0110 | 16000 |
| For forming a special fund of the Company's shareholders (in accordance with constituent documents) | 0120 | |
| Retained income balance | 0150 | 18952 |

## Conditional facts of economic activity

As at 31 December 2001 debt balance of "Kuban-GSM" CJSC guaranteed by "Southern Telecommunications Company" PJSC under the Contract with "Ericsson Radio Systems AK" amounted to 3980367.02 USD.

Other essential conditional facts of the Company economic activity have not taken place by the accounting date.

## Conclusion

The accounting reports present in all material respects financial situation of "Southern Telecommunications Company" PJSC, financial results of its activity and changes in its financial position.

The accounting reports are drawn up in accordance with generally accepted in the Russian Federation accounting principles.

General director V.L.Gorbachev

1st Deputy Chief accountant A.A. Pustovit

# Explanatory note to the accounting records of "Southern Telecommunications Company" PJSC for the year 2002

This explanatory note is an essential part of the Annual Report of "Southern Telecommunications Company" PJSC (hereinafter – the Company) for the year 2002, prepared in accordance with legislation of the Russian Federation.

## 1. ORGANIZATIONAL FRAMEWORK AND BUSINESS OF THE COMPANY

### *1.1.Description of the Company*

Public Joint Stock Company "Southern Telecommunications Company", abbreviated name – "UTK" PJSC, tax payer's number – 2308025192 (hereinafter – "the Company") was registered on May 20, 1994 by the Registration Chamber of Krasnodar under registration number # 186-p at the address: 66, Karasunskaya street, Krasnodar? 350 000.

Main activities under granted licenses are the following:

- Providing telecom services
- Communication lines renting
- Data transmission via trunk lines
- Construction of buildings and facilities of the I or II levels of responsibility according to national standard
- Installation, adjustment, repair and technical maintenance of fire safety equipment and fire-protection systems (except for those referred to building activity).

### *1.2. Information on essential events*

The main event of the year 2002 is the Company's reorganization through merger of the following telecom operators of the south of Russia into it.

- "Electrosvyaz of Adygeia Republic" JSC;
- "Svyazinform" Astrakhan Region" JSC;
- "Volgogradelectrosvyaz" JSC
- "KabBalktelecom" JSC
- "Electrosvyaz" Kalmykia Republic" JSC
- "Karachaevo-Cherkesskelectrosvyaz" JSC
- "Kubanelectrosvyaz" JSC
- "Rostovelectrosvyaz" JSC
- "Sevosetinelectrosvyaz" JSC
- "Electrosvyaz" Stavropol Territory" JSC

Organizational framework of the mega-regional entity "UTK" PJSC is constructed in accordance with multi-divisional type. The Company incorporates ten branches functioning on geographical basis and three branches functioning on technological basis.

The present organizational framework of the Company is considered optimal and efficient.

1.3. Information on the Company's Registrar and Auditor

"Registrator-Svyaz" CJSC is the Company's Registrar. .
"Ernst and Young Vneshaudit" CJSC is the Company's Auditor.

1.4. Information on the governing bodies

Chairman of the Board of Directors:

| | |
|---|---|
| **Belov V.E.** | - Deputy General Director "Svyazinvest" OJSC |

Members of the Board of Directors :

| | |
|---|---|
| **Volkovysski I.V.** | – Head of the Administrative board of the Presidential Plenipotentiary in the Southern Federal District |
| **Gorbachev V.L.** | - General Director "UTK" PJSC |
| **Yevdokimenko V.M.** | - General Director of the Department for transport and communications of the Krasnodar Territory Government. |
| **Zabuzova E.V.** | - Deputy Director – Head of the section of Department for Economic and Tariff policy, OJSC "Svyazinvest" |
| **Osipchuk A.I.** | - 1st Deputy General Director "Svyazinvest" OJSC |
| **Romski G.A.** | - Deputy General Director "Svyazinvest" OJSC |
| **Ukhina I.P.** | - Deputy Director of Department for Corporate Governance, OJSC "Svyazinvest". |
| **Hern D.A.** | - Representative of CB "J.P.Morgan Bank International" |

Amount of remuneration paid to the Board of Directors is RUR -

Management Board of "Southern Telecommunications Company" PJSC, appointed by the Company's Board of Directors includes the following members:

| | |
|---|---|
| **Gorbachev V.L.** | General Director, "Southern Telecommunications Company" PJSC |
| **Laskavy L.L.** | – 1st Deputy General Director "Southern Telecommunications Company" PJSC |
| **Apalko A.V.** | - Deputy General Director "Southern Telecommunications Company" PJSC |
| **Sadokhina A.M.** | – 1st Deputy General Director "Southern Telecommunications Company" PJSC |
| **Ignatenko I.F.** | - Deputy General Director "Southern Telecommunications Company" PJSC |
| **Kraev A.O.** | - Deputy General Director "Southern Telecommunications Company" PJSC |
| **Kruzhkov V.A.** | - Deputy General Director "Southern Telecommunications Company" PJSC |
| **Litvinov A.A.** | - Deputy General Director "Southern Telecommunications Company" PJSC |
| **Statuev V.A.** | - Deputy General Director "Southern Telecommunications Company" PJSC |
| **Kharchenko S.N.** | - Deputy General Director "Southern Telecommunications Company" |

| | PJSC |
|---|---|
| **Shipulin A.P.** | - Deputy General Director "Southern Telecommunications Company" PJSC |
| **Fefilova S.G.** | – Chief Accountant "Southern Telecommunications Company" PJSC |
| **Ignatenko N.I** | - Head of legal department "Southern Telecommunications Company" PJSC |

Amount of remuneration paid to the Management Board is RUR -

Information on the affiliated persons' activities in the year 2002 is revealed in detail in section 11 "Affiliated persons".

Members of the Auditing Commission are:

| **Prokofyeva I.V.** | .- Head of the Section of Internal Audit "Svyazinvest" OJSC |
|---|---|
| **Andreeva A.M.** | –Head of the section of accounts receivable and payable "UTK" PJSC |
| **Kozin V.V.** | – Head of the Section of Direct Investments and Property, "Svyazinvest" OJSC |

Amount of remuneration paid to the Auditing Commission is RUR -

## 2. MAIN REGULATIONS OF ACCOUNTING POLICY

### *2.1. Intangible assets*

In relation to the intangible assets accounting the regulations PBU 12/2000 are used (approved by the Order of the RF Ministry of Finance from October 16, 2000 № 91н).

Intangible assets are accepted for accounting on their initial cost.

The amount of amortization allocation on intangible assets is determined on monthly basis by norms calculated on the assumption of their initial cost and the term of useful use by linear method. The determination of the term of useful use of intangible assets is made taking into consideration:

- The term of action of the patent, certificate and other limitations of the terms of use of the objects of intellectual property in compliance with the Russian Federation legislation;
- The intended term of use of the object during which the organization can receive the economic profit (income). The intended term of useful use of the object of intangible assets is determined by the specially established commission in compliance with methodical regulations on the accounting of intangible assets, approved by the general Director of the organization.
- For intangible assets in relation to which it is impossible to determine the term of useful use the norms of amortization assessments are established for 20 years.

### **2.2.** *Main assets*

The main assets consist of assets with the term of useful use over 12 months. The main assets are accounted according to regulations PBU 6/01 (approve by the Order of RF Ministry of Finance on 30.03.2001 №26н). The main assets are approved for accounting on their initial cost.

The reappraisal has been effected by "KabBalkTelecom" by groups:

- Machines and equipment – communication equipment – ATE.
- Other intangible assets.

The initial cost and the accumulated wear have increased by 89333 thousand rubles and 60290 thousand rubles respectively.

In the accountancy the main assets are shown according to their initial or current (recovery) cost (incases of reappraisal) of the object of the main assets and norms of amortization, calculated on the assumption of the term of useful use of this object.

For objects of main assets with the cost under 10 000 rubles the amortization is calculated in the amount of 100% and discarded for expenses of production as they are delivered to the production or operation. Only in "Volgogradelectrosviaz" there had been significant differences: the charge-off of the main assets under 10 000 rubles had been accounted on the off-balance accounts.

For fixed assets received from the leasing agreements the coefficient of accelerated amortization determined by the terms of the agreement, which was 3 in 2002.

An expense for all kinds of repairs is included into the cost of the accountancy of the period when they had been effected. The reserve of outstanding expenses for main repairs is not established.

*2.3. **Inventory resources***

Inventory resources (raw materials, materials, goods) are accepted for accountancy by actual expense for they acquisition or manufacture.

The assessment of the mortality of inventory resources (except precious metals) is effected by mean cost, by the cost of each unit of precious metals.

**2.4.** *The order of the conversion of assets and liabilities in foreign currency*

The conversion of foreign currency in the cash office of the Company, means on the accounts in credit organizations, monetary and payment documents, short date securities, mean on the settlements (including loan liabilities), balance means of the purpose financing received from the budget or foreign sources within the technical or other assistance of Russian Federation in compliance with concluded agreements in foreign currency into rubles is executed as of the date of the effecting the transaction in foreign currency and as of the date of effecting the accountancy.

*2.5. **The order of establishing the reserves***

The Company establishes the following reserves:

- <u>Reserves on doubtful debts.</u>
  The magnitude of the reserve is determined separately for each debt on the grounds of the inventory taking depending on the solvency of the debtor and the possibility of acquittance of the debt. The establishment of the given reserve is intended as by the accountancy and tax legislation (enacted from January 1, by the Chapter 25 of the Tax Code). For the purpose of accountancy the accounts receivable is reserved when it is outstanding over 90 days in full amount.

  For the purpose of taxation the reserve for doubtful debts is established in compliance with Tax legislation.

- <u>Reserve for the depreciation of deposits in securities has not been established by the Company</u>
  Accounts receivable of customers is reflected on deduction of the reserve for doubtful debts. Part of the accounts receivable of the Company is from the state institutions and other budget organizations. The possibility of recovery of these accounts receivable depends upon certain political and economic factors accounted for by the Company in establishing the reserve for doubtful debts.

### *2.6. Order of accounting the credits and loans received*

The Organization executes the diversion of the long-term indebtedness on credits received and loans into the short term on the date when under the terms of the loan and/or credit there remains 365 days till the recurrence of the loan.

The inclusion of additional expenses associated with the reception of credits and loans, placement of loan liabilities is executed during the accountancy period when the said expenses have been effected.

### *2.7. The outstanding expenses*

the outstanding expenses comprise the expenses assumed during the accountancy period, but they can not be included into the cost of realized services works and goods in this accountancy period. The outstanding expenses are to uniformly discarded on account of respective sources of cover during the period they are related to.

### *2.8. The order of establishing the profit*

The profit of the Company comprises the profit from ordinary kinds of activities and other profits(operation, off-realization and extraordinary profits).

The profit is registered according to the method of accrual, that is during rendering services, it does not include the V.A.T. and the sale tax.

### *2.9. The order of establishing expenses*

Expenses, depending on their character, terms of execution and trends of activities are divided into the expenses for ordinary kinds of activities, operation, off-realization and extraordinary expenses.

Expenses for ordinary kinds of activities are accepted for accountancy in the amount expressed in monetary form equal to the amount of payment in money or in other form and the amount of the amount payable.

***2.10. he order of accountancy of the state assistance.***

The budget funds are accepted as they are actually received in money and in other resources differing from money means.

***2.11. Inventory taking of the property and liabilities is executed as follows:***

- Main assets – at least once in two years as of November 1 of the reporting year.
- Intangible assets – annually as of December 1 of the reporting year.
- Incomplete capital construction and other capital investments, -annually as of November 1 of the reporting year.
- Raw materials, materials, equipment for installation, semi products, goods, ready products in stores – annually as of November 1 of the reporting year.
- Precious metals –two times per year.
- Incomplete manufacture – quarterly as of the state by the end of the quarter.
- Profits and expenses outstanding for future periods – annually as of December 31 of the reporting year.
- Monetary funds on the accounts in banks – annually as of December 31 of the reporting year.
- Money in the cash office – at least once per quarter.
- Long term financial investments – annually as of December 31 of the reporting year.
- Short term financial investments, monetary documents – quarterly as of the end of the quarter.
- Settlements with debtors and the reserve for doubtful debts – quarterly as of the state by the end of the quarter.
- Settlements with creditors (settlements with communication operators) – quarterly as of the state by the end of the quarter, with other creditors – annually as of December 31 of the reporting year.
- Settlements for taxes and mandatory assignments to the budget and off-budget funds – at least once per year.
- Settlements for purpose financing – annually as of December 31 of the reporting year.
- Intra-enterprise settlements – at least once per quarter.
- Settlements with the personnel and accountable persons – annually as of December 31 of the reporting year.

***2.12. Expenses for pension provision***

The Company pays all installments to the Pension Fund of Russian Federation and to social security funds and employment in relation to its employees. The installments of the Company to the Pension Fund amount to 28% of the salary fund of the personnel and are accounted as expenses in the process of their accumulation.

In addition to the scheme of the state pension provision the Company participates in the Program of single annual payments of material assistance for unemployed pensioners according to the collective agreement.

The Company also participates in the Pension program with advance determined installments executed within the scheme of off-state pension provisioning. (See also Item 14 of the present Explanatory Note).

***2.13. Profit per one share***

In compliance with the methodical recommendations on the disclosure of information concerning profits per one share (approved by the Order of the RF Ministry of finance on March 21 2000 #29н) the profit per one share is calculated by dividing the net profit for the accountancy period remaining the possession of shareholder by the mean weighed number of equities in circulation during this period. According to the accountancy the profit per equity for 2002 was 0.4639 rubles.

***2.14. Reorganization of the Company through merger***

Before the date of reorganization the accountancy policies of the basic organization and of merging organizations had no significant differences.

The accountancy policy of OAO "Volgogradelectrosviaz" had differences in the order of reflecting the fixed assets with the cost under 10 thousand rubles.

- The Fixed assets under 20 000 rubles have been accounted for in the off-balance accounts.
- The said fixed assets possessed 100% wear. This difference had no influence on the value of the balance and the financial balance.

As of the date of the reorganization the inventory taking had been executed as well as of the affiliated organizations. According to the results of inventory taking special assets which can not be transferred within the succession (licenses, trade marks, letterheads, documents of strict reporting with the letterhead of the organization) had been discarded.

***2.15. Major changes in the accountancy policy for 2002 compared to 2001***

The following significant amendments had been incorporated into the accountancy policies of the basic and affiliated organizations for 2002 compared to the accountancy policies for 2001:

- The establishment of the reserve for doubtful debts.

  In 2002 for the purposes of the accountancy the debts outstanding over 90 days is reserved in full amount, the debts outstanding with terms of occurrence under 90 days is not reserved. On 2001 the reserve for doubtful debts was not established in affiliated companies.

On the opinion of the management of the Company the application of the said element of the accountancy policy provides for more significant presentation of the economic activity of the company for 2002. The consequences of the amendments of the accountancy policy were not reflected in the

adjustments of data due to the fact that the assessment in monetary form of these consequences in relation to the periods preceding the accountancy period can not b executed with sufficient reliability and significance.

## 3. CHANGE IN OPENING BALANCE AS OF JANUARY 1, 2002

Opening balance as of January 1, 2002 in balance sheet of "Southern Telecommunications Company" PJSC was changed because of change of accounting methodology for the year 2002.:

Table №1

| line № | 31.12.2001 (* | 01.01.2002 (* | Change, Δ (+/-) | Description |
|---|---|---|---|---|
| line.110 of F.1 | 2506 | 1984 | -522 | Change of methodology |
| Line111 of F.1 | 79 | 1984 | 1905 | Change of methodology |
| Line112 of F.1 | | | | |
| Line113 of F.1 | | | | |
| Line120 of F.1 | 3152832 | 3171128 | 18296 | Change of methodology. |
| Line121 of F.1 | | | | |
| Line122 of F.1 | 2162094 | 2182605 | 20511 | Change of methodology |
| Line130 of F.1 | 170974 | 170974 | | |
| Line135 of F.1 | | | | |
| Line136 of F.1 | | | | |
| Line137 of F.1 | | | | |
| Line140 of F.1 | 318195 | 318195 | | |
| Line141 of F.1 | 305049 | 288780 | -16269 | Not corresponding with the methodology |
| Line142 of F.1 | 332 | 332 | | |
| Line143 of F.1 | 2814 | 2814 | | |
| Line144 of F.1 | 10000 | 10000 | | |
| Line145 of F.1 | | 16269 | 16269 | Not corresponding with the methodology |
| Line150 of F.1 | | | | |
| Line190 of F.1 | 3644507 | 3662281 | 17774 | Change of methodology |
| Line210 of F.1 | 162267 | 144493 | -17774 | Change of methodology |
| Line211 of F.1 | 138311 | 107805 | -30506 | Change of methodology |
| Line212 of F.1 | 1 | 1 | | |

| | | | | |
|---|---|---|---|---|
| Line213 of F.1 | | | | |
| Line214 of F.1 | **7209** | **7209** | | |
| Line215 of F.1 | | | | |
| Line216 of F.1 | **16746** | **29478** | **12732** | **Change of methodology** |
| Line217 of F.1 | | | | |
| Line220 of F.1 | **40383** | **40383** | | |
| Line230 of F.1 | **2441** | **2441** | | |
| Line231 of F.1 | | | | |
| Line232 of F.1 | | | | |
| Line233 of F.1 | | | | |
| Line234 of F.1 | | | | |
| Line235 of F.1 | **2441** | **2441** | | |
| Line240 of F.1 | **195525** | **195525** | | |
| Line241 of F.1 | **115200** | **115200** | | |
| Line242 of F.1 | | | | |
| Line243 of F.1 | **1333** | **1333** | | |
| Line244 of F.1 | | | | |
| Line245 of F.1 | **1330** | **1330** | | |
| Line246 of F.1 | **77662** | **77662** | | |
| Line250 of F.1 | | | | |
| Line251 of F.1 | | | | |
| Line252 of F.1 | | | | |
| Line253 of F.1 | | | | |
| Line260 of F.1 | **35092** | **35092** | | |
| Line261 of F.1 | **1884** | **1884** | | |
| Line262 of F.1 | **28071** | **28071** | | |
| Line263 of F.1 | **76** | **76** | | |
| Line264 of F.1 | **5061** | **5061** | | |
| Line270 of F.1 | | | | |
| Line290 of F.1 | **435708** | **417934** | **-17774** | **Change of methodology** |
| Line300 of F.1 | **4080215** | **4080215** | | |
| Line410 of F.1 | **506143** | **506143** | | |
| Line420 of F.1 | **1406091** | **1406091** | | |
| Line430 of F.1 | **47260** | **47260** | | |
| Line431 of F.1 | **47260** | **47260** | | |
| Line432 of F.1 | | | | |
| Line440 of F.1 | | | | |
| Line460 of F.1 | **816450** | **816450** | | |
| Line465 of F.1 | | | | |
| Line470 of F.1 | | | | |
| Line475 of F.1 | | | | |
| Line490 of F.1 | **2775944** | **2775944** | | |
| Line510 of F.1 | **185533** | **185533** | | |
| Line511 of F.1 | **170000** | **170000** | | |

| | | | | |
|---|---|---|---|---|
| Line512 of F.1 | **15533** | **15533** | | |
| Line520 of F.1 | **332878** | **332878** | | |
| Line590 of F.1 | **518411** | **518411** | | |
| Line610 of F.1 | **182497** | **182497** | | |
| Line611 of F.1 | **182497** | **182497** | | |
| Line612 of F.1 | | | | |
| Line620 of F.1 | **421486** | **421486** | | |
| Line621 of F.1 | **178919** | **178919** | | |
| Line622 of F.1 | | | | |
| Line623 of F.1 | **16896** | **16896** | | |
| Line624 of F.1 | **40585** | **40585** | | |
| Line625 of F.1 | **24630** | **24630** | | |
| Line626 of F.1 | **84095** | **84095** | | |
| Line627 of F.1 | **63765** | **63765** | | |
| Line628 of F.1 | **12596** | **12596** | | |
| Line630 of F.1 | **41259** | **41259** | | |
| Line640 of F.1 | **140618** | **140618** | | |
| Line650 of F.1 | | | | |
| Line660 of F.1 | | | | |
| Line690 of F.1 | **785860** | **785860** | | |
| Line700 of F.1 | **4080215** | **4080215** | | |
| Line910 of F.1 | **47830** | **47830** | | |
| Line911 of F.1 | **29186** | **29186** | | |
| Line920 of F.1 | **261** | **261** | | |
| Line930 of F.1 | | | | |
| Line940 of F.1 | **15254** | **15254** | | |
| Line950 of F.1 | | | | |
| Line960 of F.1 | **865422** | **985390** | **119968** | **Technical error** |
| Line970 of F.1 | | **177** | | **Discovered during inventory.** |
| Line980 of F.1 | | | | |
| Line990 of F.1 | | **38929** | | **Discovered during inventory** |

(* - indices of core company

4. **ANALYSIS AND ASSESSMENT OF THE BALANCE STRUCTURE**

| Quotient | Formula | 31.12.2002 (accounting for affiliated | Standard **C(*)** |
|---|---|---|---|

| | | organizations) | |
|---|---|---|---|
| Coefficient of absolute liquidity | Line 250+Line 260 (f.№1)<br>Line 610+Line 620 (f.№1) | 0.05 | |
| Coefficient of current liquidity | Line 290 )f.№1)<br>Line 690-(line 640+Line 650)(f.№1) | 0.56 | 1 – 1.5 |
| Coefficient of procurement with own circulating means | Line 490-Line 190 (f.№1)<br>Line 290 (f.№1) | -1.36 | >0.1 |
| Breakeven of sales | Line 050 (f.№2)*100%<br>Line 010 (f. №2) | 25.62 | |

* This standard shows the satisfactory balance structure

The Management of the Company is planning to perform the restructuring of the short term accounts payable and short term credits and loans for the purpose of increasing the quotients of liquidity:

1) In March 2003 the Sverbank RF credit the amount of 150 mln rubles has been redeemed.
2) Negotiations on the loan restructuring extended by "Vnecheconombank" are under way.

## 5. DYNAMICS OF PROFITS FOR 2002

**Table 3 (in thousand rubles)**

| **Kind of activity** | **Proceeds (line 010, F.№2)** | | **Cost (Line 020, 030, 040, F.№2)** | | **Profit (Line 050, F. №2)** | | **Dynamics of profit and Δ,%** |
|---|---|---|---|---|---|---|---|
| | **22002** | **2001** | **2002** | **2001** | **2002** | **2001** | |
| | **Accounting for affiliate organizations** | | | | | | |
| **Rendering communication services** | **10214300** | **7933645** | **7586372** | **5388528** | **2627928** | **2545117** | **3.25** |
| **Other** | **317681** | **284844** | **248417** | **69960** | **69264** | **-385116** | **-117.99** |
| **TOTAL** | **10531981** | **82118489** | **7834789** | **6058488** | **2697192** | **2160001** | **24.87** |

The total result and the purpose of activity of the Company is the profit the amount of which characterizes the effectiveness of performance. The operation profit for 2002 amounted to 2697.2 mln rubles, the rate of increase was 124.87%. The profit before tax increased by 57.4% and reached 2296.6 mln rubles. The significant increase of profit is explained by the realization of financial assets (securities). The net profit for 2002 amounted to 1561.9 mln rubles.

In 2002 the Branches of PJSC "Southern Telecommunications Company" received the proceeds from the realization of commodities, works and services for the amount of 10529.5 mln rubles, or by 2311.0 mln rubles or by 28,1% is over the level of the preceding year. The rate of increase of profits exceed the rate of inflation thus providing the positive dynamics of the volume of rendered services.

In considering the structure of profits for communication service, in comparison to the respective period of the last year, the following changes have taken place in units weights of sub-branches:

| Description | Line code | 2002<br>For the reporting period | Unit weight of profits of sub-branches in total amount of tariff income | 2001<br>For the same period of the previous year accountancy period | Unit weight of profits of sub-branches in total amount of tariff income |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| **Domestic long-distance and international telephony** | 3800 | 5451094 | 51.76% | 44748223 | 54.4% |
| **Urban and rural telephony** | 3810 | 3832808 | 36.39% | 2830837 | 34.4% |
| **Radio communication, Radio broadcasting, television, satellite communication** | 3820 | 13157 | 0.12% | 12247 | 0.1% |
| **Wired communication** | 3830 | 154684 | 1.47% | 150404 | 1.8% |
| **Wireless radio communication** | 3840 | 44279 | 042% | 21653 | 0.3% |
| **Income from value-added services** | 3850 | 289788 | 2.75% | 42661 | 0.5% |
| **Other telecom services** | 3860 | 428490 | 4.07% | 401020 | 4.9% |
| **Other sales income** | 3870 | 317681 | 3.02% | 284844 | 3.5% |
| **TOTAL (Line 010, F.2)** | 3890 | 10531981 | 100.00% | 8218489 | 100.00% |

The structure of profits from telecom services traditionally shows the greatest unit weight of the trunk calls and international calls. Profits from the trunk calls and international calls have increased in 2002 compared to the preceding year by 976.3 mln rubles. their share in the profits has decreased by 2.6%. The increase of profits from the services of rural and municipal telephone communication in absolute numeration amounted to 1002 mln rubles. The unit weight of profits from the urban and rural telephone communication increased by 2.0% on account of tariff increase and the increase of the number of telephone sets.

The gain trend of the main economic quotients has permitted the Company to reserve the positive dynamics of the effectiveness of economic activity. The Proceeds per line have increased by 22.8% and amounted to 3281 rubles, the proceeds per one employee was 237.9 thousand rubles, the rate of increase was 138.5%, the number of lines per employee in 2002 was 72.5 lines, or by 12.9% over the level of the preceding year.

## 6. COMPARABILITY OF QUOTIENTS OF ACCOUNTANCY

On 31.10.2002 legal persons as affiliated to the Company have ceased to be existent, this had been entered into the State Register of legal persons.

Respectively, forms of presenting the accountancy for 2002 are different form the principles of drawing the accountancy during the preceding accountancy periods.

Data for the accountancy period are disclosed in the appended accountancy accounting for the affiliated organizations from the date of registration as of December 31, 2002 and also considering for the affiliated organizations for the whole 2002. Date on the basic organization and affiliated organizations by the end of the year are designated in the appended accountancy by the words "For the accountancy period" (or "for 2002"). Data on the basic and affiliated organizations for the period from 01.01.2002 to 31.12.2002 are designated by the words "For the accountancy period accounting for affiliated organizations" (or "for 2002 accounting for affiliated organizations").

Data on the preceding accountancy period have also been adjusted for comparability with the accountancy for 2002. The appended accountancy the adjusted data as of 01.01.2002 are designated by the words "As of the beginning of the accountancy period accounting for affiliated organizations" (or "01.01.2002 accounting for quotients of affiliated organizations") and for 2001 by words "For the similar period of the preceding year accounting for affiliated organizations" (or "2001 accounting for affiliated organizations").

Quotients of affiliated organizations for the beginning of the year and by the date of reorganization have been included into the appended accountancy exclusively for the purposes of presenting the comparable information on the financial state and on the results of financial-economic activities of PJSC "Southern Telecommunications Company" for 2001 and 2002 in compliance with the Rules of Accountancy "Accountancy of the Company" (PBU 4/99).





NOTES TO ESSENTIAL FACTS OF BALANCE SHEET

***7.1. Fixed assets***

In the table you can see fixed assets movement during the reporting year by main groups (receipt, retirement, etc)

Table №4 RUR ths

| Groups of fixed assets | Original cost as of 31.12.2001 | | Revaluation of fixed assets as of 01.01.2002 | | recovered cost as of 01.01.2002 | | On-year receipt | | On-year retirement, total | | recovered cost as of 31.12.2002 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Total (including merged companies ) | Including merged companies | Total (including merged companies ) | Including merged companies | Total (including merged companies ) (* | Including merged companies | Total (including merged companies ) (* | Including merged companies before the date of reorganiza tion | Total (including merged companies) (* | Including merged companies before the date of reorganizati on | |
| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 |
| Land | 14 | 14 | | | 14 | 14 | 5 | 2 | | | 19 |
| Building | 1 808 910 | 1 365 405 | | | 1 808 910 | 1 365 405 | 76 811 | 25 589 | 28 417 | 17 941 | 1 857 304 |
| Facilities | 5 232 433 | 3 672 027 | | | 5 232 433 | 3 672 027 | 900 048 | 282 582 | 64 448 | 42 513 | 6 068 033 |
| Machines and equipment | 9 120 142 | 6 604 728 | 89 184 | 89 184 | 9 209 326 | 6 693 912 | 1 993 374 | 1 307 775 | 78 361 | 55 034 | 11 124 339 |
| Vehicles | 236 125 | 153 710 | | | 236 125 | 153 710 | 72 957 | 37 706 | 1 944 | | 307 138 |
| Other | 124 899 | 73 518 | 148 | 148 | 125 047 | 73 666 | 60 588 | 32 701 | 8 758 | | 176 877 |
| **TOTAL** | 16 522 523 | 11 869 402 | 89 332 | 89 332 | 16 611 855 | 11 958 734 | 3 103 783 | 1 686 355 | 181 928 | 115 488 | 19 533 710 |

Amount of accumulated depreciation of fixed assets:

Table №5

| Groups of fixed assets | Accumulated depreciation as of 31.12.2001 | | Revaluation of depreciation as of 01.01.2002 in accordance with revaluation of fixed assets | | Accumulated depreciation taking into account revaluation as of 01.01.2002 | | Depreciation charges in 2002 | | Depreciation written-off to retired fixed assets in 2002, total | | Accumulated depreciation as of 31.12.2002 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Total (including merged companies) | Including merged companies | Total (including merged companies) | Including merged companies | Total (including merged companies) (* | Including merged companies | Total (including merged companies) (* | Including merged companies before the date of reorganization | Total (including merged companies) (* | Including merged companies before the date of reorganization | |
| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 |
| | | | | | | | | | | | |
| Land | 482 605 | 392 689 | | | 482 605 | 392 689 | 27 981 | 20 651 | 8 938 | 8 033 | 501 648 |
| Building | 2 609 804 | 1 988 201 | | | 2 609 804 | 1 988 201 | 189 209 | 110 485 | 22 599 | 20 312 | 2 776 415 |
| Facilities | 3 023 741 | 2 312 174 | 60 289 | 60 289 | 3 084 030 | 2 372 463 | 483 781 | 275 818 | 28 888 | 25 964 | 3 538 923 |
| Machines and equipment | 129 015 | 89 597 | | | 129 016 | 89 597 | 22 826 | 12 379 | 5 291 | 4 755 | 146 550 |
| Vehicles | 44 318 | 24 829 | | | 44 317 | 24 829 | 46 865 | 30 432 | 7 737 | 6 954 | 83 445 |
| Other | 6 289 483 | 4 807 464 | 60 289 | 60 289 | 6 349 772 | 4 867 779 | 770 662 | 449 765 | 73 453 | 66 018 | 7 046 981 |

*Useful life of fixed assets, years*

| Groups of fixed assets | Years |
|---|---|
| Buildings | **50-100** |
| Facilities | **10-50** |
| Machines and equipment | **10-25** |
| Vehicles | **5-10** |
| Other | **1-5** |

***Fixed assets received under leasing agreements***

In 2001-2002 the Company concluded 52 leasing agreements including 7 agreements with "Promsvyazleasing", 44 agreements – with "RTK-Leasing" and 1 agreement – with "PS Leasing" Ltd. These agreements provide for lease of switchboards and other telecom equipment supplied during 2001-2002. Term of lease is from 32 to 60 months.

As of December 31, 2002 contract value of leased equipment stood at RUR 681459 ths. Property transferred under leasing agreements is included in balance sheets of lessee and lesser.

According to the terms of leasing agreements the supplied equipment is recorded in the off-balance accounts and in balance sheets of the branches. Depreciation of fixed assets obtained under leasing agreements, is charged with the method of straight-line depreciation based on fixed assets useful life from putting them into service using accelerated amortization factor determined by the agreement terms which in 2002 was **3**.
The Company approved the resolution on centralization of leasing operations' record keeping and accounting at the level of general directorate since 2003.

As of December 31, 2002 and 2001 value of equipment received under leasing agreements stood at (including merged companies):

Table №6

| | 2002 | 2001 |
|---|---|---|
| | .RUR ths | RUR ths |
| | | |
| Initial cost | 330486 | 64816 |
| Depreciation charges | 36960 | none |
| | | |
| **Balance sheet value of fixed assets in leasing** | **293526** | **64816** |
| Fixed assets under leasing agreements in account 08 | 87 414 | |

Leasing obligations:

Table №7

| Date of payments | RUR ths |
|---|---|
| 2003 | 303420 |
| 2004 – 2007 | 758993 |
| After 2007 | 20033 |
| **Total: leasing obligations** | **1 082 446** |




Information from angle of the branches.

RUR ths

| Branch | In the lesser's balance sheet as of 31.12.02 | 2002 | | 2001 | | Date of payments under leasing obligations | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Initial cost | Depreciation charges | Initial cost | Depreciation charges | 2003 | 2004-2007 | after 2007 | Total leasing obligations |
| "Rostovelectrosvyaz" | | 82 251 | | | | 93 478 | 304 042 | 17 903 | 415 423 |
| "Volgogradelectrosvyaz" | 361 657 | 178 982 | 36 960 | 43 325 | | 114 579 | 247 078 | | 361 657 |
| Stavropolelectrosvyaz | | 31 259 | | | | 40 717 | 101 416 | | 142 133 |
| Astrakhanelectrosvyaz | 37 994 | 37 994 | | 21 491 | | 54 646 | 106 457 | 2 130 | 163 233 |
| TOTAL | 399 651 | 330 486 | 36 960 | 64 816 | | 303 420 | 758 993 | 20 033 | 1 082 446 |

As of December 31, 2002 advance payment to lessors under leasing agreements amounting to RUR 2763 ths, is reflected in line 245 of the attached balance sheet.

### *7.2. Construction in progress*

Line 130 «Unfinished construction» of Form №1 «Balance sheet»

Table №8

| Structure of construction in progress | Capexes on fixed assets of production purpose as of 31.12.02, RUR ths | Capexes on fixed assets of non-production purpose as of 31.12.02, RUR ths | TOTAL: |
|---|---|---|---|
| **Account 08 «capex on long-term assets»** | **736494** | **39880** | **776374** |

| **TOTAL:** | | | |
|---|---|---|---|
| Including:<br>Construction, modernization and reconstruction of fixed assets by contract | 396650 | **34332** | **430982** |
| Construction, modernization and reconstruction of fixed assets by own strength | 44007 | 3890 | 47897 |
| Capex on leased fixed assets | 218 | | 218 |
| Acquisition of separate objects of fixed assets | 96435 | 69 | 96504 |
| Acquisition of fixed assets under leasing agreements | 87414 | | 87414 |
| Acquisition of separate objects of fixed assets according to investment projects | 841 | 89 | 930 |
| other | 110929 | 1500 | 112429 |
| **Account 07 «Equipment to be installed»** | X | X | 177290 |

### 7.3. Financial investments

*Long-term and short-term financial investments of "Southern Telecommunications Company" PJSC in 2002*:

Table №9 RUR ths

| Financial investments | Balance as of 01.01.2002 | | Received | | Retired | | Balance as of 31.12.2002 |
|---|---|---|---|---|---|---|---|
| | Total (including merged companies) | Including merged companies | Total (including merged companies) | Including merged companies before the date of reorganization | Total (including merged companies) | Including merged companies before the date of reorganization | |
| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 |
| **Long-term financial investments, including:** | | | | | | | |
| - shares and holdings in charter capitals | 367981 | 76055 | 2209 | 2158 | 7921 | 5521 | 362269 |
| - bonds | | | | | | | |
| - investments under particular partnership agreement | 29283 | 13014 | | | 13014 | 13014 | 16269 |
| - Promissory notes | | | | | | | |
| - Loans granted | 10000 | | | | | | 10000 |
| - Other | 44 | 44 | 76 | 76 | | | 120 |
| **Reserves on depreciation** | | | | | | | |
| **Total Line 140 F.1** | **407308** | **89113** | **2285** | **2234** | **20935** | **18535** | **388658** |
| **Short-term financial investments, including:** | | | | | | | |
| -Bonds | 81 | 81 | 383 | 383 | 414 | 414 | 50 |
| -Promissory notes | 90 | 90 | 49967 | 6596 | 48519 | 7019 | 1538 |
| -Loans granted | 536 | 536 | 1871 | | 2407 | 538 | |
| - investments under particular partnership agreement | | | | | | | |
| -Deposit accounts | | | | | | | |
| - Other short-term accounts | 1902 | 1902 | 350 | 350 | 2249 | 2249 | 3 |
| **Own shares redeemed from shareholders** | 506 | 506 | | | 506 | 506 | |

| Reserves under depreciation | | | | | | | |
|---|---|---|---|---|---|---|---|
| Total Line 250 F.1 | 3115 | 3115 | 52571 | 7329 | 54095 | 10726 | 1591 |
| TOTAL: | 410423 | 92228 | 55271 | 9563 | 56188 | 29261 | 390249 |

**7.4. Shares and holdings in charter capitals**

Information on the Company's main investments in charter capitals of affiliates, subsidiaries and other companies

*Table №10*

| Name of the company | Type of activity | Investments, as of 31/12/2002 | Share in charter capital | Share of voting shares | Balance currency | Earnings |
|---|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 | 7 |
| Affiliated companies | | | | | | |
| "Telesot-Alania" CJSC | Cellular communication | 143 | 53 | 100 | 86658 | 108457 |
| "Interelectrosvyaz" CJSC | Local telephony | 1841 | 100 | 100 | 938 | 88 |
| "Stavtelecom" CJSC | Local, international telephony, data transfer | 2550 | 51 | 100 | 115299 | 71778 |
| "Health-care complex "Orbita" CJSC | Health-improving services | 201627 | 100 | 100 | 308060 | 99046 |
| "Yugsvyazstroy" CJSC | Construction works | 15500 | 100 | 100 | 66719 | 183750 |
| "Avtocenter-Yug" CJSC | Transport | 35201 | 100 | 100 | 26990 | 13682 |
| "Armavirski zavod svyazi" CJSC | Cable production | 18000 | 100 | 100 | 79286 | 109804 |
| "CMTO" CJSC | Material support | 16100 | 100 | 100 | 22248 | 42527 |
| Other | | 510 | | | | |
| **Total, affiliated companies** | X | 291472 | X | X | 706198 | 629132 |
| Subsidiaries | | | | | | |
| "Volgograd Mobile" CJSC | Cellular radio telephony | 3698 | 50 | 50 | 273025 | 57255 |
| "Volgograd-GSM CJSC | Cellular radio telephony | 50 | 50 | 50 | 475522 | 566695 |
| "Stavropolskaya sotovaya svyaz" CJSC | Cellular communication | 27106 | 50 | 50 | 40837 | 19133 |
| Other | | 13436 | | | | |
| **Total, subsidiaries** | X | | X | X | | |

|  |  | 44290 |  |  | 789384 | 643083 |
|---|---|---|---|---|---|---|
| Financial investments in other companies | X | 26507 | X | X |  |  |
| Reserve on depreciation | X |  | X | X | X | X |
| **Total financial investments in charter capitals** | **X** | **362269** | **X** | **X** |  |  |
|  |  |  |  |  |  |  |

- Income earned as dividends from long-term financial investments are reflected in account "Income from holding in other companies" of Income Statement in amount of RUR 8746 ths (in 2001 - RUR 14404 ths)

*7.5. Loans granted*

**Structure of loans granted**

Table №11

| **Name of borrower** | **Amount of loan as of 31.12.2002** | **Maturity of loan** | **Annual percentage rate** | **Security (name of assets, balance sheet value as of 31.12.02)** |
|---|---|---|---|---|
| **1** | **2** | **3** | **4** | **5** |
| **Long-term Loans** |  |  |  |  |
| "Orbita" CJSC | 10000 | January 2003 |  |  |
| **Long-term loans, total** | 10000 | x | x | X |
| **LOANS, TOTAL:** | 10000 | x | x | x |
|  |  |  |  |  |

(* - including merged companies from 01.01.2002 to 31.12.2002

*7.6. Inventories*

Inventories structure:

Table №12

| **Inventories** | **Balance as of 01.01.2002** (including indices of the merged companies) | **Balance as of 31.12.2002** |
|---|---|---|
| ***Cable*** | **80 962** | **138 625** |
| Copper cable | **70 221** | **124 859** |
| Optical fiber | **10 741** | **13 767** |
| ***Other inventories*** | 75 257 | **100 708** |
| ***Fuel*** | 5 284 | 7 029 |
| ***Spare parts*** | **64 299** | **71 605** |
| ***Other inventory*** | **32 981** | **43 892** |
| ***Materials to be processed elsewhere*** | **33** | **3 965** |
| ***Construction materials*** | **41 748** | **74 296** |
| Construction materials in stock | **13 899** | **39 521** |
| Construction materials, transferred to contractor | **18 640** | **20 967** |
| Construction materials transferred for construction | **9 209** | **13 808** |
| ***Inventory and materials*** | **42 390** | **61 645** |
| Working clothes | **4 841** | **15 740** |
| Inventory and materials | **28 967** | **35 059** |
| Instruments | **8 582** | **10 846** |
| ***Precious metals*** | **22** | **104** |
| ***Repayable waste products (excluding precious metals)*** | **80** | **121** |
| ***Divergencies*** | **111** | **999** |
| **Total (Line 211 F №1)** | **343 166** | **502 990** |

As of 31.12.2002 value of inventories was not on security.

### *7.7. Accounts receivable*

RUR ths

Table №13

| Major customers | Receivables to be paid after 12 months from the reporting date (Line 231 c. 5 f.1) | Receivables to be paid before 12 months from the reporting date | | |
|---|---|---|---|---|
| | | Total accounts receivable | Reserve for bad debt expense | Accounts receivable minus reserve for bad debt (Line 241 c 5 f.1) |
| **1** | **2** | **3** | **4** | **5** |
| Residential customers (for telecom services) | | 435282 | 25016 | 413266 |
| Compensation of benefits (for telecom services) | | 67355 | 23289 | 44066 |
| Budget organizations (for telecom services) | | 142566 | 78010 | 64556 |
| Other organizations (for telecom services) | 303 | 294720 | 59459 | 235261 |
| Auxiliary kinds of activity | | 53674 | 1089 | 52585 |
| **Total accounts receivable** | 303 | 996597 | 186863 | 809734 |

### *7.8 Other debtors*

Table №14

RUR ths

| Category | Receivables to be paid after 12 months from the reporting date (Line235 c.5 f.1) | Receivables to be paid before 12 months from the reporting date | | |
|---|---|---|---|---|
| | | Total accounts receivable | Reserve for bad debt expense | Accounts receivable minus reserve for bad debt (Line246 c.5 f.1) |
| **1** | **2** | **3** | **4** | **5** |
| Taxes | | 91458 | X | 91458 |
| Settlements with advance holders | X | 1113 | X | 1113 |
| Settlements with employees on other operations | 3431 | 12131 | X | 12131 |
| Insurance contributions | | 36 | X | 36 |
| Payments under claims | | 20750 | X | 20750 |
| Others | | 62940 | 1174 | 61766 |
| **Total accounts receivable** | 3431 | 188428 | 1174 | 187254 |

*7.9. Capital and reserves*

***Change of capital structure resulted from reorganization***

As at the date of making the report the Company increased the retained profit of the past years because of the necessity to register new charter capital being smaller than the sum of the merged companies' charter capitals.

Besides, additional capital from retained profit of the past years with regard to revaluation of fixed assets was allocated for regional branches for correct reflection of operations on fixed assets movement in balance sheet.

***7.9.1. Charter capital***

State registration of amendments to the Charter was completed on January 21, 2003. However, change of charter capital was recognized as a material fact, confirming economic conditions under which the Company operated at the reporting date and, in accordance with requirement of PBU 7/98 "Events (material facts) after the reporting date" it was reflected in the attached accounting reports as of December 31, 2002 (See also item 15 "Events occurred after December 31, 2002' hereof).

The Company's charter capital < sum of charter capitals of the merged companies

The Company Charter capital after reorganization became smaller than the sum of charter capitals of the merged companies and the core company before consolidation. This reduction was caused by:

-reduction of charter capitals of the merged companies resulted from cancellation of own shares redeemed from shareholders;

-increase in capital of the core company resulted from exchange of the merged companies' shares for shares of the core company.

As of December 31, 2002 the Company charter capital is RUR 1 297 779 thousand, composed of nominal value of distributed shares, and consists of:

| name | Number of shares | | Par value of a common and preferred share, ruble | Nominal value of preferred stock, RUR ths | Nominal value of common stock, RUR ths | Total nominal value of shares, RUR ths |
|---|---|---|---|---|---|---|
| | Preferred stock (shares) | Preferred stock (shares) | | | | |
| Juridical persons, including | 705 215 126 | 2 555 278 473 | 0,33 | 232 720,99 | 843 241,90 | 1 075 962,89 |
| OJSC "Investitsionnaya Kompaniya Svyazi" – holder | 0 | 1 500 670 705 | 0,33 | 0,00 | 495 221,33 | 495 221,33 |
| CJSC "Depositary and Clearing Company" – nominal holder | 174 363 776 | 326 415 976 | 0,33 | 57 540,05 | 107 717,27 | 165 257,32 |
| CJSC "ING BANK EUROASIA ZAO" – nominal holder | 125 222 737 | 283 548 184 | 0,33 | 41 323,50 | 93 570,90 | 134 894,40 |
| CJSC "ABN AMRO BANK A.O." – nominal holder | 170 571 280 | 38 789 791 | 0,33 | 56 288,52 | 12 800,63 | 69 089,15 |
| KB "J.P. Morgan Bank International"(Ltd) – nominal holder | 57 140 400 | 118 350 532 | 0,33 | 18 856,33 | 39 055,68 | 57 912,01 |
| CJSC "Branswick U B S Warburg Nominees" – nominal holder | 46 291 697 | 57 990 195 | 0,33 | 15 276,26 | 19 136,76 | 34 413,02 |
| LINDSELL ENTERPRISES LIMITED | 24 769 401 | 58 359 587 | 0,33 | 8 173,90 | 19 258,66 | 27 432,57 |

| CJSC KB "CITYBANK" – nominal holder | 30 271 940 | 27 451 947 | 0,33 | 9 989,74 | 9 059,14 | 19 048,88 |
|---|---|---|---|---|---|---|
| Natural persons | 266 936 712 | 405 234 491 | 0,33 | 88 089,11 | 133 727,38 | 221 816,49 |
| TOTAL | 972 151 838 | 2 960 512 964 | 0,33 | 320 810,11 | 976 969,28 | 1 297 779,38 |

During 2002 the following actions were carried out:

1. On January 21, 2002 the Company shares were exchanged through split-up with split-up ratio 1:109. New number of "UTK" PJSC registered common shares is 1 150 323 325 shares with par value of 0.33 ruble (previous number – 10 553 425 shares with par value of 35.97 rubles). New number of "UTK" PJSC registered preference shares is 383 442 925 shares with a par value of 0.33 ruble (previous number – 3 517 825 shares with a par value of 35.97 rubles). Pursuant to the Decree of FCSM of Russia №235/p of February 26, 2002 state registration of reports on the results of issues of "UTK" PJSC common and preferred shares was made.

2. Pursuant to the Decree of FCSM of Russia №1012/p of August 15, 2002 state registration of issues of securities of the merged companies of the Southern Federal District to be exchanged for "UTK" PJSC securities during reorganization. Reports on the results of securities' issues were registered by FCSM of Russia on December 20, 2002.

On October 31, 2002 shares and bonds of the merging companies were exchanged for shares and bonds of "Southern Telecommunications Company" PJSC in accordance with exchange ratios. The reorganization of ten telecom operators of the Southern Federal District including: "Svyazinform" Astrakhan Region" JSC, "Karachaevo-Cherkesskelectrosvyaz" JSC, "Electrosvyaz" Kalmykia Republic" JSC, "Electrosvyaz" Stavropol Territory" JSC, "KabBalktelecom" JSC, "Sevosetinelectrosvyaz" JSC, "Electrosvyaz of Adygeia Republic" JSC, "Volgogradelectrosvyaz" JSC, "Rostovelectrosvyaz" JSC, "Southern Telecommunications Company" PJSC. These companies became branches of "Southern Telecommunications Company" PJSC.

### 7.9.2 Owned shares

During 2002 the Company repurchased 54500 common shares at the price of RUR 1.18 per one share and 21800 preference shares at the price of RUR 0.73 per one share.

As of the date of reorganization the Company owned shares, repurchased from shareholders, including 54500 common and 21800 preference shares were cancelled and the charter capital was decreased by nominal value of the cancelled shares amounting to RUR 18 909.

Difference between balance and nominal value of redeemed shares amounting to RUR 55045 is reflected in account "Operating costs" of the attached accounting reports.

(As of December 31, 2002 the Company had no owned common and preferred shares).

### 7.9.3 Profit distribution

Planned profit distribution (2002) of the consolidated company to be approved by General Shareholders' Meeting in 2003:

Table №16

| | RUR Ths |
|---|---|
| **I. Capital before distribution of the reported year profit** | |
| 1. Charter capital | 1 297 779 |
| 2. Reserves | 63 260 |
| 3. Additional capital | 4 215 276 |
| 4. Retained earnings of the past years | 3 110 340 |
| 5. Income of the reported year | 1 561 915 |
| 6. Total capital before profit distribution | 10 248570 |
| **II. Distribution of earnings of the reported year.** | |
| 1. formation of the reserve fund | |
| 2.forming a special fund of the Company's shareholders (in accordance with constituent documents) | |
| 3. dividend payments | 396 867 |
| 4. capital investments | 610 162 |
| 5. Retained earnings balance | 554 886 |
| 4. Results of the reported year income distribution | 1 561 915 |
| **III. Capital after distribution of income** | |
| 1. Charter capital | 1 297 779 |
| 2. Reserves | 63 260 |
| 3. Additional capital | 4 215 276 |
| 4. Retained earnings of the past years | 4 275 388 |
| **IV. Increase (decrease) of capital with regard to retained earnings of the reported year.** | 1 165 048 |

Allocation of the reported year income should be approved by Annual General Shareholders' Meeting.

### *7.9.4 Reserve capital*

The Company Board of Directors did not recommend to increase the reserve capital because accrual reserves exceeded 5% of the Company charter capital.

*7.9.5 Dividends*

Annual General Shareholders' Meeting of "UTK" PJSC and the merged companies held on June 21, 2002, approved the following dividends for the year, ended December 31, 2001:

| Shares | Total dividends (total, including merged companies) RUR ths | Dividends (core company), RUR ths |
|---|---|---|
| Class A preferred shares | 202 276,86 | 72 497,27 |
| Common shares | 364 656,13 | 217 492,83 |
| TOTAL | 566 932,99 | 289 990,10 |

The Company Board of Directors recommended the following dividends for the year 2002:

Table №18

| **Shares** | **Number of shares** | **Dividend per one share, RUR** | **Total amount of dividends, RUR ths** |
|---|---|---|---|
| **1** | **2** | **3** | **4** |
| Class A preferred shares | 972 151 838 | 0.2042 | 198 513 |
| Common shares | 2 960 512 964 | 0.0670 | 198 354 |
| Total | 3 932 664 802 | | 396 867 |

Dividends for the year 2002 are not reflected in the attached financial reports. After their approval by the Annual General Shareholders' Meeting the dividends will be reflected as usage of retained income during the year ended December 31, 2003.

### *7.10 Credits and loans*

Liabilities' structure:

Table №19. RUR ths

| Name of the bank | As of 01.01.2002 | | | | As of 31.12.2002 | |
|---|---|---|---|---|---|---|
| | Short-term liabilities | | Long-term liabilities | | | |
| | Total, including merged companies | Core company | Total, including merged companies | Core company | Short-term liabilities | Long-term liabilities |
| 1 | 2 | 3 | 4 | 5 | 6 | 7 |
| Bank credits | | | | | | |
| VKB BANK | 5 949 | - | 3 979 | - | - | 49 |
| VKA BANK | 222 | - | 35 222 | - | 13 010 | 21 046 |
| Volgogradski branch of "Alfa-Bank" JSC | - | - | 190 820 | - | 126 023 | 59 185 |
| Sberbank-Volgogradski branch #1 | 87 998 | - | - | - | 152 601 | - |
| JSC AKB "Volgoprombank "6 | 39 000 | - | - | - | 39 000 | - |
| Financial department of Chernozemelski region of Kalmykia Republic | 994 | - | - | - | - | - |
| North-Caucasian bank SB RF Kalmykia section 8579 | - | - | - | - | 600 | - |
| Clearing bank, Elista | - | - | - | - | 180 | - |
| AKB "Yugbank" | 11 000 | 11 000 | 60 000 | 60 000 | - | - |
| SB RF | 171 497 | 171 497 | 110 000 | 110 000 | 470 000 | 150 000 |
| AKB "Bank of Moscow" | - | - | - | - | 20 000 | - |
| Vnesheconombank | 137 794 | - | 127 047 | - | | |
| JSC AB Incombank | 237 228 | - | 70 195 | - | 212 228 | 8 571 |
| North-Caucasian bank of Sberbank | - | - | - | - | 1 667 | |

| | | | | | | |
|---|---|---|---|---|---|---|
| bank of Sberbank of RF | | | | | | - |
| Other | | | | | 955 | |
| **Total on credits** | **691 682** | **182 497** | **597 262** | **170 000** | **1 036 264** | **238 851** |
| | LOANS | | | | | |
| *Loans from the companies of "Svyazinvest" group* | - | - | 51 243 | 15 233 | 47064 | - |
| Residents-commercial credit | - | - | 29 944 | | - | 29 788 |
| Loan Sochi | - | - | 300 | 300 | - | 282 |
| Center of economic development Tryokhgorny, Volgograd | 42 031 | - | 28 087 | - | | |
| "UTK" PJSC – foreign exchange difference-telegram | - | - | 40 371 | - | - | - |
| LONIIS | - | - | 24 610 | - | 71499 | - |
| ISKRATEL | - | - | 23 557 | - | - | - |
| "Stavtelesot" CJSC | | | | | 5660 | 24 071 |
| Other borrowings | | | 13 791 | | | 5 861 |
| **Total on loans** | **42 031** | | **211 902** | **15533** | **124 223** | **60 002** |

**Description of credits and loans Example № 1**

**Table №19.1**

| Name of supplier/creditor | Date of Agreement | Currency of a loan (RUR/USD/etc) | Principal sum (RUR ths) | Interest rate | Intervals of interest payments (monthl | Received in 2002 (RUR ths) (* | Interest added (RUR ths) (* | Repaid during the year (* | Debt as of 31.12.02 | Value of security as of 31.12.02 (RUR ths) |
|---|---|---|---|---|---|---|---|---|---|---|

| | | | | | (monthly, quarterly, annualy) | | | Principal sum (RUR ths) | % (RUR ths) | Principal sum (RUR ths) | % (RUR ths) | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 | 13 |
| OSB 8619 | 13.11.2002 | RUR | 150000 | 18 | monthly | 150000 | 3210 | | 3210 | 150000 | | 288817 |
| OSB 8619 | 27.05.2002 | RUR | 300000 | 18 | monthly | 300000 | 31496 | | 31496 | 300000 | | 832610 |
| OSB 8619 | 06.09.2002 | RUR | 150000 | 16 | monthly | 150000 | 7346 | | 7346 | 150000 | | 199856 |
| Volgograd branch of Alfa-bank | 28.06.2002 | RUR | 25000 | 21 | monthly | 25000 | 2675,34 | | 2660,96 | 25000 | 14,38 | 25700 |
| | 09.08.2002 | RUR | 10000 | 20 | monthly | 10000 | 487,67 | 10000 | 487,67 | | | |
| | 16.08.2002 | RUR | 10000 | 20 | monthly | 10000 | 498,63 | 10000 | 498,63 | | | |
| | 26.08.2002 | RUR | 10000 | 20 | monthly | 10000 | 504,11 | 10000 | 504,11 | | | |
| | 20.11.2002 | RUR | 10000 | 20 | monthly | 10000 | 224,66 | | 219,18 | 10000 | 5,48 | 10968,24 |
| | 25.11.2002 | RUR | 10000 | 19 | monthly | 10000 | 187,40 | | 182,19 | 10000 | 5,21 | 10478,60 |
| | 27.11.2002 | RUR | 10000 | 19 | monthly | 10000 | 176,99 | | 171,78 | 10000 | 5,21 | 10968,04 |
| | 19.12.2001 | USD | 6517,3 | 7 | monthly | | 370,46 | 2234,5 | 370,46 | 4096,61 | | 175123,26 |

(* - taking into account merged companies from 01.01.2002 to 31.12.2002

Repayment schedule of other long-term liabilities as of December 31, 2002:

Table №20

| | Amount (RUR ths) |
|---|---|
| 2004 | 460164 |
| 2005 | 341246 |
| 2006 | 201441 |
| 2007 | 79324 |
| After 2007 | 31735 |
| **Total long-term borrowings (Line 590 f.1)** | **1230148** |

## 7.11 Accounts payable

### *7.11.1 Taxes payable*

Table №21

| **Payables to budget and extra-budgetary funds** | **Taxes payable** | | |
|---|---|---|---|
| | **As of 01.01.2002** | | **As of 31.12.2002** |
| | Total, including indices of merged companies | Core company | |
| **1** | **2** | **3** | **4** |
| VAT | 108151 | 49241 | 106778 |
| Income tax | 18212 | | 45649 |
| Property tax | 45253 | 15678 | 38591 |
| Income tax on individuals | 29809 | 13351 | 25716 |
| Single tax on imputed earnings | | | |
| Sales tax | 15208 | 3263 | 32505 |
| Social security taxes | 69986 | 24450 | 61211 |
| Other | 5 207 | 18270 | 4940 |
| **TOTAL (Line 625 + Line 626 f 1):** | **291826** | **124 253** | **315 390** |

## 8. NOTES TO INCOME STATEMENT

### 8.1. Revenues from key activity

Sales revenues (excl. VAT, excises and other compulsory payments), prime cost of provided services:

Table №23

Table №23

| Structure of revenues from sale productions, services | 2002 | | 2001 |
|---|---|---|---|
| | For the reported period (* | Taking into account the indices of merged companies (** | Taking into account the indices of merged companies (** |
| 1 | 2 | 3 | 4 |
| Long-distance and international communication | 2422457 | 5451094 | 4474823 |
| City and rural telephony | 1703114 | 3832808 | 2830837 |
| Radio communication, broadcasting, TV, satellite communication | 2193 | 13157 | 12247 |
| Wired radio | 68799 | 154684 | 150404 |
| Wireless radio communication | 19657 | 44279 | 21653 |
| Revenues from new communication services | 128705 | 289788 | 42661 |
| Other services | 190483 | 428490 | 401020 |
| Other spellings revenues | 144765 | 317681 | 284844 |
| TOTAL (line 010, 2) | 4680171 | 10531981 | 8218489 |

(* - Company for the period with 01.01.2002 till 31.12.2002 and Merged companies from the date of reorganization till 31.12.2002

(** - Company and Merged companies for the period with 2001 till 2002.

### 8.2. Operating costs

Structure of special entries costs:

Table №24

| Expenditures entries | 2002 | 2001 |
|---|---|---|

| | For the reported period (* | Taking into account the indices of merged companies (** | Taking into account the indices of merged companies (** |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Wages and salaries | 1142571 | 2489941 | 1951772 |
| Assignments to social funds | 404235 | 876607 | 692756 |
| Fixed assets depreciation | 302428 | 770662 | 635977 |
| Material expenses | 475004 | 1052881 | 822009 |
| Payments to Rostelecom | 493645 | 1144109 | 828136 |
| Taxes referred to cost price | 60482 | 128645 | 83023 |
| Assignments to NIOKR fund | 4332 | 13269 | 74490 |
| Miscellaneous | 639070 | 1358675 | 970325 |
| Total (lines 020+030+040, form 2) | 3521767 | 7834789 | 6058488 |

(* - Company for the period with 01.01.2002 till 31.12.2002 and Merged companies from the date of reorganization till 31.12.2002

(** - Company and Merged companies for the period with 2001 till 2002.

### 8.3. Operating profits and losses

Structure of operating profits:

Table №25

| Description | 2002 | | 2001 |
|---|---|---|---|
| | For the reported period (* | Taking into account the indices of merged companies (** | Taking into account the indices of merged companies (** |
| 1 | 2 | 3 | 4 |
| Joint activities' revenue | 1047 | 6137 | 6208 |
| Revenue from sales and retirement of fixed assets | 26639 | 38016 | 43248 |
| Revenue from sales and retirement of other assets | 1126793 | 1374591 | 39520 |
| Other operating income | 28058 | 28754 | 20100 |
| TOTAL (line 090, 2) | 1182537 | 1447498 | 109076 |

(* - Company for the period with 01.01.2002 till 31.12.2002 and Merged companies from the date of reorganization till 31.12.2002

(** - Company and Merged companies for the period with 2001 till 2002.

Structure of operating costs:

Table №26

| Description | 2002 | | 2001 |
|---|---|---|---|
| | For the reported period (* | Taking into account the indices of merged companies (** | Taking into account the indices of merged companies (** |
| 1 | 2 | 3 | 4 |
| Expenditures from participation in other enterprises | 21 | 1367 | |
| Expenditures from participation in joint activity | | 19 | |
| Expenditures for payment lending agencies' services | 8624 | 26490 | 13018 |
| Insurance costs | | | |
| Sales costs and retirement of assets | 137046 | 163001 | 44885 |
| Bad debt reserves | 48024 | 237016 | 64044 |
| Investment depreciation of securities' reserves | | | |
| Tax collection expenses | 88944 | 174216 | 152907 |
| Others | 5908 | 73546 | 90 |
| Total (line 100, 2) | 288567 | 675655 | 274944 |

(* - Company for the period with 01.01.2002 till 31.12.2002 and Merged companies from the date of reorganization till 31.12.2002

(** - Company and Merged companies for the period with 2001 till 2002.

**8.4. Non-sales profits and losses**

Structure of non-sales profits;

Table №27

| Description | 2002 | | 2001 |
|---|---|---|---|
| | For the reported period (* | Taking into account the indices of merged companies (** | Taking into account the indices of merged companies (** |
| 1 | 2 | 3 | 4 |
| Fines, penalties, forfeits for breach of agreements | | 8160 | 7617 |

| | | | |
|---|---|---|---|
| | 4106 | | |
| Receipts of payment damages | 1138 | 2389 | 1252 |
| Profit of past years, discovered at the reported period | 51479 | 62156 | 24932 |
| Differences in exchange | 1942 | 16910 | 80823 |
| Differences in sum | 1608 | 3119 | 1098 |
| Property cost revealed as a result of inventory | 1157 | 1204 | 637 |
| Assets received for gratis | 5656 | 19178 | 32157 |
| Other non-sales profits | 61995 | 107430 | 50743 |
| Total (line 120,2) | 129081 | 220546 | 199259 |

(* - Company for the period with 01.01.2002 till 31.12.2002 and Merged companies from the date of reorganization till 31.12.2002

(** - Company and Merged companies for the period with 2001 till 2002.)

Structure of non-sales losses:

Table №28

| **Description** | **2002** | | **2001** |
|---|---|---|---|
| | For the reported period (* | Taking into account the indices of merged companies (** | Taking into account the indices of merged companies (** |
| 1 | 2 | 3 | 4 |
| Fines, penalties, forfeits | 465 | 30932 | 1650 |
| Payment of damages | 261 | 439 | 66 |
| Damages of past years, discovered at the reported period | 49929 | 197661 | 43910 |
| Differences in exchange | 77942 | 299138 | 151744 |
| Differences in sum | 17238 | 189667 | 282293 |
| Cost of lacked property as a result of inventory | 30 | 163 | 155 |
| Written –off account receivable of limitation of action expired term | 1145 | 6993 | 15037 |
| Written –off account receivable of limitation of action expired term and other receivables unreal for recovery (penalty) | 1343 | | |

| | | 16032 | 4867 |
|---|---|---|---|
| Charity and sponsorship | 39546 | 53261 | 18247 |
| Board of Director's fee | 2270 | 22863 | 13875 |
| Securities expenditure | 6493 | 6493 | |
| Materials payment | 19769 | 149020 | 67454 |
| Others | 165003 | 253585 | 13591 |
| Total (line 130,2) | 381434 | 1226247 | 612889 |

(* - Company for the period with 01.01.2002 till 31.12.2002 and Merged companies from the date of reorganization till 31.12.2002

(** - Company and Merged companies for the period with 2001 till 2002.)

### 8.5. Profit tax and other similar payments

Table №29

| Description | 2002 | | 2001 |
|---|---|---|---|
| | For the reported period (* | Taking into account the indices of merged companies (** | Taking into account the indices of merged companies (** |
| 1 | 2 | 3 | 4 |
| Profit tax *** | 397172 | 669302 | 446128 |
| Budgetary forfeits | | 4948 | 4313 |
| Non-budgetary forfeits | | | 914 |
| Others | 14188 | 17292 | 26606 |
| Total (line 150 ,2) | 411360 | 691542 | 477961 |

(* - Company for the period with 01.01.2002 till 31.12.2002 and Merged companies from the date of reorganization till 31.12.2002

(** - Company and Merged companies for the period with 2001 till 2002).

*** Including: tax profit during period of transmission

### 8.6. Extraordinary profits and losses

Structure of extraordinary losses:

Table №30

| Description | 2002 | 2001 |
|---|---|---|

| | For the reported period (* | Taking into account the indices of merged companies (** | Taking into account the indices of merged companies (** |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Insurance refund received | | | |
| Security prices after write-off assets | | | |
| Others | 62 | 62 | 7 |
| Total (line 170 F2) | 62 | 62 | 7 |

(* - Company for the period with 01.01.2002 till 31.12.2002 and Merged companies from the date of reorganization till 31.12.2002

(** - Company and Merged companies for the period with 2001 till 2002).

Structure of extraordinary losses:

Table №31

| **Description** | **2002** | | **2001** |
|---|---|---|---|
| | For the reported period (* | Taking into account the indices of merged companies (** | Taking into account the indices of merged companies (** |
| 1 | 2 | 3 | 4 |
| Costs of stolen property | 5478 | 11324 | |
| Loss from useless fixed assets because natural disaster | 18395 | 31917 | 3677 |
| Others | | | 7 |
| Total (line 180 form 2) | 23873 | 43241 | 3684 |

(* - Company for the period with 01.01.2002 till 31.12.2002 and Merged companies from the date of reorganization till 31.12.2002

(** - Company and Merged companies for the period with 2001 till 2002).

## 9. PROFIT PER ONE SHARE

The issuer's profit (loss) per one share is determined as attitude of the issuer's profit (loss) during the year terminating on December 31, 2002, to the average amount of the common shares which is turned during the accounting period.
Issuer's profit (loss) during the year 2002 is determined according to Order Minister of finance of the Russian Federation from March 21,2000 № 29 by reduction (increase) of the accounting period's profit (loss). Profit (loss) rested at the issuer's disposal after taxation and similar compulsory payments in budget and non-budget-funds to the amount of dividends under preference shares is charged to the shareholders for the reported period. Issuer's profit (loss) accounting of the reported period dividends under preference shares is ignored including cumulative dividends for the previous accounting periods, which have been paid or declared. Profit per one share constituted 0,4639 rubles according to accounting reports for the year 2002.

## 10. CESSATION OF ACTIVITY

There was no cessation of activity in 2002

## 11 AFFILIATED PERSONS

Pursuant to the Federal Law № 948-I of March 22, 1991 "On Competition and Limitation of Monopoly in Commodity Markets", "Affiliated persons are natural and juridical persons able to exert influence on activity of juridical and (or) natural persons acting as entrepreneurs." Operations with affiliated persons include acquisition and sale of goods, works, services (including under non-monetary contracts); acquisition and sale of fixed assets and other assets; lease of property or its offer for rent; transfer of the results of research and experimental development activities; financial operations including loaning and holding in charter capitals of other organizations; provision and receipt of guarantees and securities; other operations).

The bargain having interested motives.
Date of the occurrence of the fact (event, action): *28.01.2002*

At the meeting of "Southern Telecommunications Company" PJSC's Board of Directors held on April 9, 2002 the following resolutions were approved (Protocol №31 of 9.04.2002):

1. To approve Contractor's Agreement №24/1 with "Yugsvyazstroy" CJSC on construction of city telephone exchange "ATSE-4" in Slavyansk-on-Kuban (building of telephone canalization). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 625 562(six hundred twenty five thousand five hundred and sixty two) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.
2. To approve Contractor's Agreement №25/1 with "Yugsvyazstroy" CJSC on extension of local telephone exchange in village Pavlovskaya by 700 numbers (building of trunk network). To determine approximate scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 1 180 536( one million one hundred eighty thousand five hundred and thirty six) rubles. Terms of the Agreement: starting date – March 2002, deadline – 27 December 2002.
3. To approve Contractor's Agreement №25/2 with "Yugsvyazstroy" CJSC on extension of local telephone exchange in village Pavlovskaya by 700 numbers (building of telephone canalization). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy"

CJSC based on market prices amounting to 1 846 858( one million eight hundred forty six thousand eight hundred and fifty eight) rubles. Terms of the Agreement: starting date – March 2002, deadline – 27 December 2002.

Full identifying name of the Contractor:
Closed Joint Stock Company "Yugsvyazstroy".
Seat: 110/1, Aivazovskogo Str.,Krasnodar.
Postal address: 110/1, Aivazovskogo Str.,Krasnodar, 350040

---

-

The bargain having interested motives.
Date of the occurrence of the fact (event, action): 22.01.2002

At the meeting of "Southern Telecommunications Company" PJSC's Board of Directors held on April 9, 2002 the following resolutions were approved (Protocol №31 of 9.04.2002):

1. To approve Contractor's Agreement №10/1 with "Yugsvyazstroy" CJSC on reconstruction of rural telephone exchange in village Vyselki with installation of PBX of SI-2000 type having capacity of 2976 numbers (building of telephone canalization). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 2 864 936 ( two million eight hundred sixty four thousand nine hundred and thirty six) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.
2. To approve Contractor's Agreement №10/2 with "Yugsvyazstroy" CJSC on reconstruction of rural telephone exchange in village Vyselki with installation of PBX of SI-2000 type having capacity of 2976 numbers (building of trunk network). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 1 496 192 ( one million four hundred ninety six thousand one hundred and ninety two) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.
3. To approve Contractor's Agreement №10/3 with "Yugsvyazstroy" CJSC on reconstruction of rural telephone exchange in village Vyselki with installation of PBX of SI-2000 type having capacity of 2976 numbers (building of distribution network). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 2 273 502 ( two million two hundred seventy three thousand five hundred and two) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.

Full identifying name of the Contractor:
Closed Joint Stock Company "Yugsvyazstroy".
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

---

The bargain having interested motives.
Date of the occurrence of the fact (event, action): 1.03.2002

At the meeting of "Southern Telecommunications Company" PJSC's Board of Directors held on 26 February 2002 the following resolutions were approved (Protocol №25 of 26.02.2002):

1) To approve Contractor's Agreement №110 with "Yugsvyazstroy" CJSC on replacement of wooden window-frames by aluminum ones in the building of Krasnodar City

Telecommunication Center, subsidiary of "UTK" PJSC, at the following address: 294, Golovatogo Str., Krasnodar. To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 1 527 775 (one million five hundred twenty seven thousand seven hundred and seventy five) rubles. Terms of the Agreement: starting date – March 2002, deadline – July 2002.

2) To approve Contractor's Agreement №4/1 with "Yugsvyazstroy" CJSC on major repairs of administrative building at the following address: 66, Karasunskaya Str., Krasnodar. To determine approximate scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 3 074 000 (three million seventy four thousand) rubles. Terms of the Agreement: starting date – March 2002, deadline – April 2002.
3) To approve Contractor's Agreement № 5 with "Yugsvyazstroy" CJSC on capital construction of the object "block of 106 flats with attached department store in Turgeneva Street in Krasnodar". To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 41 067 504 (forty one million sixty seven thousand five hundred and four) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.

Full identifying name of the Contractor:
Closed Joint Stock Company "Yugsvyazstroy".
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar

The bargain having interested motives.
Date of the occurrence of the fact (event, action): 21.03.2002

At the meeting of "Southern Telecommunications Company" PJSC's Board of Directors held on April 18, 2002 the following resolutions were approved (Protocol №34 of 18.04.2002):

2. To approve Contractor's Agreement №33/1 with "Yugsvyazstroy" CJSC on execution of works at the object "Construction of PBX-6 of SI-2000 type having capacity of 1024 numbers in Temryuk including external module PSE-6/1 with capacity of 512 numbers in Golubitskaya" (building of telephone canalization). To determine approximate scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 1 895 053 (one million eight hundred ninety five thousand and fifty three) rubles. Terms of the Agreement: starting date – April 2002, deadline – December 2002.
3. To approve Contractor's Agreement №33/2 with "Yugsvyazstroy" CJSC on execution of works at the object "Construction of PBX-6 of SI-2000 type having capacity of 1024 numbers in Temryuk including external module PSE-6/1 with capacity of 512 numbers in Golubitskaya" (building of trunk network). To determine approximate scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 1 326 997 (one million three hundred twenty six thousand nine hundred and ninety seven) rubles. Terms of the Agreement: starting date – April 2002, deadline – December 2002.
4. To approve Contractor's Agreement №33/3 with "Yugsvyazstroy" CJSC on execution of works at the object "Construction of PBX-6 of SI-2000 type having capacity of 1024 numbers in Temryuk including external module PSE-6/1 with capacity of 512 numbers in Golubitskaya" (building of distribution network). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 729 578 (seven hundred twenty

nine thousand five hundred and seventy eight) rubles. Terms of the Agreement: starting date – April 2002, deadline – December 2002.

5. To approve Contractor's Agreement №33/4 with "Yugsvyazstroy" CJSC on execution of works at the object "Construction of PBX-6 of SI-2000 type having capacity of 1024 numbers in Temryuk including external module PSE-6/1 with capacity of 512 numbers in Golubitskaya" (laying of fiver-optic cable). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 418 434 (four hundred eighteen thousand four hundred and thirty four) rubles. Terms of the Agreement: starting date – April 2002, deadline – December 2002.

Full identifying name of the Contractor:
Closed Joint Stock Company "Yugsvyazstroy".
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

---

The bargain having interested motives.
Date of the occurrence of the fact (event, action): 24.01.2002

At the meeting of "Southern Telecommunications Company" PJSC's Board of Directors held on April 9, 2002 the following resolutions were approved (Protocol №31 of 09.04.2002):

1. To approve Contractor's Agreement №36/2 with "Yugsvyazstroy" CJSC on reconstruction and extension of local telephone exchange in village Novo-Dzherelievskaya, Bryukhovetsk District, with installation of "Kvant"-type PBX having capacity of 1024 numbers (building of trunk network). To determine approximate scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 625 565(six hundred twenty five thousand five hundred and sixty five) rubles. Terms of the Agreement: starting date – March 2002, deadline – September 2002.
2. To approve Contractor's Agreement №36/1 with "Yugsvyazstroy" CJSC on reconstruction and extension of local telephone exchange in village Novo-Dzherelievskaya, Bryukhovetsk District, with installation of "Kvant"-type PBX having capacity of 1024 numbers (building of telephone canalization). To determine approximate scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 350 356(three hundred fifty thousand three hundred and fifty six) rubles. Terms of the Agreement: starting date – March 2002, deadline – September 2002.

Full identifying name of the Contractor:
Closed Joint Stock Company "Yugsvyazstroy".
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

---

The bargain having interested motives.
Date of the occurrence of the fact (event, action): 6.03.2002

At the meeting of "Southern Telecommunications Company" PJSC's Board of Directors held on April 9, 2002 the following resolutions were approved (Protocol №31 of 09.04.2002):

1. To approve Contractor's Agreement №55 with "Yugsvyazstroy" CJSC on execution of works at the object "Construction of PSE-3 of SI-2000 type having capacity of 240 numbers in Inal Bay, Tuapse District, from Dzhubga PBX including MSS" (building of telephone canalization). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 2 835 860 (two million eight hundred thirty five thousand eight hundred and sixty) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.
2. To approve Contractor's Agreement №56 with "Yugsvyazstroy" CJSC on execution of works at the object "Construction of PSE-3 of SI-2000 type having capacity of 240 numbers in Inal Bay, Tuapse District, from Dzhubga PBX including MSS" (building of distribution network). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 796 862 (seven hundred ninety six thousand eight hundred and sixty two) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.

Full identifying name of the Contractor:
Closed Joint Stock Company "Yugsvyazstroy".
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

---

The bargain having interested motives.
Date of the occurrence of the fact (event, action): 21.01.2002

At the meeting of "Southern Telecommunications Company" PJSC's Board of Directors held on April 9, 2002 the following resolutions were approved (Protocol №31 of 9.04.2002):

1. To approve Contractor's Agreement №29/1 with "Yugsvyazstroy" CJSC on reconstruction of city telephone exchange in Abinsk with installation of "Krazar"-type PBX having capacity of 2800 numbers (building of telephone canalization). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 11 739 166(eleven million seven hundred thirty nine thousand one hundred and sixty six) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.
2. To approve Contractor's Agreement №29/2 with "Yugsvyazstroy" CJSC on reconstruction of city telephone exchange in Abinsk with installation of "Krazar"-type PBX having capacity of 2800 numbers (building of trunk network). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 6 511 105(six million five hundred eleven thousand one hundred and five) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.
3. To approve Contractor's Agreement №29/3 with "Yugsvyazstroy" CJSC on reconstruction of city telephone exchange in Abinsk with installation of "Krazar"-type PBX having capacity of 2800 numbers (building of distribution network). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 3 548 454 (three million five hundred forty eight thousand four hundred and fifty four) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.

Full identifying name of the Contractor:
Closed Joint Stock Company “Yugsvyazstroy”.
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

---

The bargain having interested motives.
Date of the occurrence of the fact (event, action): 20.03.2002

At the meeting of "Southern Telecommunications Company" PJSC’s Board of Directors held on April 9, 2002 the following resolutions were approved (Protocol №31 of 9.04.2002):

1) To approve Contractor’s Agreement №21/1 with “Yugsvyazstroy” CJSC on major repairs at the object “Reconstruction of Rural Telephone Exchange in village Novomikhailovski with extension OPS-92 and PSE of SI-2000 type having capacity of 242 numbers including SL (connecting circuit)” (building of telephone canalization). To determine scope cost under the aforesaid Agreement with “Yugsvyazstroy” CJSC based on market prices amounting to 553 194 ( five hundred fifty three thousand one hundred and ninety four) rubles. Terms of the Agreement: starting date – April 2002, deadline – September 2002.
2) To approve Contractor’s Agreement №21/2 with “Yugsvyazstroy” CJSC on major repairs at the object “Reconstruction of Rural Telephone Exchange in village Novomikhailovski with extension OPS-92 and PSE of SI-2000 type having capacity of 242 numbers including SL (connecting circuit)” (building of trunking network). To determine scope cost under the aforesaid Agreement with “Yugsvyazstroy” CJSC based on market prices amounting to 1 225 718 ( one million two hundred twenty five thousand seven hundred and eighteen) rubles. Terms of the Agreement: starting date – April 2002, deadline – September 2002.
3) To approve Contractor’s Agreement №21/3 with “Yugsvyazstroy” CJSC on major repairs at the object “Reconstruction of Rural Telephone Exchange in village Novomikhailovski with extension OPS-92 and PSE of SI-2000 type having capacity of 242 numbers including SL (connecting circuit)” (building of distribution network). To determine scope cost under the aforesaid Agreement with “Yugsvyazstroy” CJSC based on market prices amounting to 1 012 698 ( one million twelve thousand six hundred and ninety eight) rubles. Terms of the Agreement: starting date – April 2002, deadline – September 2002.

Full identifying name of the Contractor:
Closed Joint Stock Company “Yugsvyazstroy”.
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

---

The bargain having interested motives.
Date of the occurrence of the fact (event, action): 6.05.2002

At the meeting of "Southern Telecommunications Company" PJSC’s Board of Directors held on April 9, 2002 the following resolutions were approved (Protocol №31 of 9.04.2002):

1) To approve Agreement №1 with “CMTO” CJSC on supply of maintenance and service materials to Anapa joint communication center – “UTK” PJSC’s subsidiary. To determine

scope cost under the aforesaid Agreement based on market prices approximating 915 527 (nine hundred fifteen thousand five hundred and twenty-seven) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.

2) To approve Agreement №2 with "CMTO" CJSC on purchase and sale of maintenance materials to Armavir joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 1 363 505 ( one million three hundred sixty three thousand five hundred and five) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
3) To approve Agreement №3 with "CMTO" CJSC on purchase and sale of maintenance materials to Yeisk joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 690 748(six hundred ninety thousand seven hundred and forty-eight) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
4) To approve Agreement №4 with "CMTO" CJSC on purchase and sale of maintenance materials to Dinskaya district communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 736 181(seven hundred thirty-six thousand one hundred and eighty-one) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
5) To approve Agreement №5 with "CMTO" CJSC on purchase and sale of maintenance materials to Kanevskaya joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 360 875(three hundred sixty thousand eight hundred and seventy-five) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
6) To approve Agreement №6 with "CMTO" CJSC on purchase and sale of maintenance materials to Kropotkin joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 1 794 527 ( one million seven hundred ninety-four thousand five hundred and twenty-seven) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
7) To approve Agreement №7 with "CMTO" CJSC on purchase and sale of maintenance materials to Korenovsk joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 746 413(seven hundred forty-six thousand four hundred and thirteen) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
8) To approve Agreement №8 with "CMTO" CJSC on purchase and sale of maintenance materials to Krymsk joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 1 269 930( one million two hundred sixty-nine thousand nine hundred and thirty) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
9) To approve Agreement №9 with "CMTO" CJSC on purchase and sale of maintenance materials to Kurganinsk joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 681 653(six hundred eighty-one thousand six hundred and fifty-three) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
10) To approve Agreement №10 with "CMTO" CJSC on purchase and sale of maintenance materials to Novorossiysk joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 955

264(nine hundred fifty-five thousand two hundred and sixty four) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.

11) To approve Agreement №11 with "CMTO" CJSC on purchase and sale of maintenance materials to Pavlovskaya joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 780 000(seven hundred eighty thousand) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
12) To approve Agreement №12 with "CMTO" CJSC on purchase and sale of maintenance materials to "Sochielectrosvyaz" – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 1 021 915( one million twenty-one thousand nine hundred and fifteen) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
13) To approve Agreement №14 with "CMTO" CJSC on purchase and sale of maintenance materials to Timashevsk joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 992 652 (nine hundred ninety-two thousand six hundred and fifty-two) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
14) To approve Agreement №15 with "CMTO" CJSC on purchase and sale of maintenance materials to Tikhoretsk joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 826 375(eight hundred twenty-six thousand three hundred and seventy-five) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
15) To approve Agreement №16 with "CMTO" CJSC on purchase and sale of maintenance materials to Tuapse joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 1 089 218( one million eighty-nine thousand two hundred and eighteen) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
16) To approve Agreement №17 with "CMTO" CJSC on purchase and sale of maintenance materials to Krasnodar city telecommunication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 1 729 978 ( one million seven hundred twenty-nine thousand nine hundred and seventy-eight) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
17) To approve Agreement №21 with "CMTO" CJSC on purchase and sale of maintenance materials to "Kubansvyazservice" – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 388 150(three hundred eighty-eight thousand one hundred and fifty) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.

Full identifying name of the Contractor:
Closed Joint Stock Company "Center of material and technical supplies".
Location: 5/2, Vishnyakovoy Str.,Krasnodar.
Mailing address: 5/2, Vishnyakovoy Str.,Krasnodar, 350001.

---

The bargain having interested motives.
Date of the occurrence of the fact (event, action): 9.04.2002

At the meeting of "Southern Telecommunications Company" PJSC's Board of Directors held on April 9, 2002 the following resolutions were approved (Protocol №31 of 9.04.2002):

1. To approve Contractor's Agreement №15 with "Yugsvyazstroy" CJSC on major repairs at the object "OES №80" located at 160-170 Uraljskaya Street Krasnodar. To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 887 286 ( eight hundred eighty seven thousand two hundred and eighty six) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.

Full identifying name of the Contractor:
Closed Joint Stock Company "Yugsvyazstroy".
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

---

The bargain having interested motives.
Date of the occurrence of the fact (event, action): 30.09.2002

"UTK" PJSC's body which approved the resolution on making a bargain: Board of Directors (Protocol №13 of 29 October 2002)

Full registered name of the Contractor:
Open Joint Stock Company "RTK-LEASING"
Seat: 5, Delegatskaya Str., Moscow, 103091
Postal address: building 2A, 42, Shchepkina Str., Moscow, 129110

Date of making the bargain: 30 September 2002

Description of the bargain:
Cost of services provided to the Company under the Leasing Agreement № 595-204/02 with "RTK-LEASING" OJSC based on market prices constitutes 22.6 percent per annum (with an allowance for insurance).
The bargain having interested motives - the Agreement of finance lease of personal assets № 595-204/02 with "RTK-LEASING" OJSC was approved on the following essential conditions:

- amount of lease payments – 13 332 781 rubles ( ex VAT);
- subject of an Agreement - leasing of switching equipment;
- term of leasing – 5 (five) years;
- time of delivery of the equipment – 4 quarter of 2002
- right of property passes on to the lessee after settlement of all lease payments

Cost of services provided to the Company under the Leasing Agreement № 579-204/02 with "RTK-LEASING" OJSC based on market prices constitutes 22.6 percent per annum (with an allowance for insurance).
The bargain having interested motives - the Agreement of finance lease of personal assets № 579-204/02 with "RTK-LEASING" OJSC - was approved on the following essential conditions:

- amount of lease payments – 6 152 344 rubles ( ex VAT);
- subject of an Agreement - leasing of switching equipment;
- term of leasing – 5 (five) years;
- time of delivery of the equipment – 4 quarter of 2002

- right of property passes on to the lessee after settlement of all lease payments

---

The bargain having interested motives.
Date of the occurrence of the fact (event, action): 29.10.2002

"UTK" PJSC's body which approved the resolution on making a bargain: Board of Directors (Protocol №13 of 29 October 2002)

Full registered name of the Contractor:
Open Joint Stock Company "RTK-LEASING"
Seat: 5, Delegatskaya Str., Moscow, 103091
Postal address: building 2A, 42, Shchepkina Str., Moscow, 129110

Date of making the bargain: 30 September 2002

Description of the bargain:
Cost of services provided to the Company under the Leasing Agreement № 594-204/02 with "RTK-LEASING" OJSC based on market prices constitutes 22.6 percent per annum (with an allowance for insurance).
The bargain having interested motives - the Agreement of finance lease of personal assets № 594-204/02 with "RTK-LEASING" OJSC was approved on the following essential conditions:

- amount of lease payments – 77 634 917 rubles ( ex VAT);
- subject of an Agreement - leasing of switching equipment;
- term of leasing – 5 (five) years;
- time of delivery of the equipment – 4 quarter of 2002
- right of property passes on to the lessee after settlement of all lease payments

2. To determine the cost of services provided to the Company under the Leasing Agreement № 595-204/02 with "RTK-LEASING" OJSC based on market prices constituting 22.6 percent per annum (with an allowance for insurance).
To approve the conclusion of the bargain having interested motives - the Agreement of finance lease of personal assets № 595-204/02 with "RTK-LEASING" OJSC - on the following essential conditions:

- amount of lease payments – 13 332 781 rubles ( ex VAT);
- subject of an Agreement - leasing of switching equipment;
- term of leasing – 5 (five) years;
- time of delivery of the equipment – 4 quarter of 2002
- right of property passes on to the lessee after settlement of all lease payments

3. To determine the cost of services provided to the Company under the Leasing Agreement № 579-204/02 with "RTK-LEASING" OJSC based on market prices constituting 22.6 percent per annum (with an allowance for insurance).
To approve the conclusion of the bargain having interested motives - the Agreement of finance lease of personal assets № 579-204/02 with "RTK-LEASING" OJSC - on the following essential conditions:

- amount of lease payments – 6 152 344 rubles ( ex VAT);
- subject of an Agreement - leasing of switching equipment;
- term of leasing – 5 (five) years;
- time of delivery of the equipment – 4 quarter of 2002
- right of property passes on to the lessee after settlement of all lease payments.

***7 out of 9 members of the Board take part in the voting. There is a quorum for conducting the Board of Directors' meeting.***

The resolutions were approved by a solid vote

---

The bargain having interested motives.
Date of the occurrence of the fact (event, action): 24.12.2002

"Southern Telecommunications Company" PJSC informs that at the meeting of its Board of Directors held on 24 December 2002 the following resolutions were adopted (Protocol № 17 of 24.12.2002):
On the item : "Approval of the Agreement on reception of prepaid phone cards and Lease contract with OAO "Natsionaljnaya taksofonnaya set", having interested motives".

3. To approve the bargain with OAO "Natsionaljnaya taksofonnaya set", having interested motives pursuant to Part XI of the Federal Law "On Joint Stock Companies", namely Lease Contract on SAM-module, on the following conditions:
- term of lease – 1 (one) year;
- monthly rental fee per one SAM-module under the Lease Contract with OAO "NTS" shall be determined as equivalent of 1 USD (inc VAT). Lease value amounts to 1000000 rubles including VAT.
4. To approve the bargain with OAO "NTS", having interested motives pursuant to Part XI of the Federal Law "On Joint Stock Companies", namely the Agreement on reception of prepaid phone cards, taking into consideration the abovementioned notes, on the following conditions:
- "UTK" PJSC shall provide telecom services paid by prepaid phone cards of OAO "NTS" according to tariffs set by "UTK" PJSC;
- OAO "NTS" shall pay an account of "UTK" PJSC within 10 bank days from its reception;
- Contract term shall be 1 (one) year. Price of one tariff unit based on market prices shall be determined 1 ruble 08 copecks.
5. To make provisions in the "UTK" PJSC budget for the year 2003 for realization of the "Concept on unified prepaid phone card in Russia" amounting to 3000000 rubles.

On the item "Approval of Supplement to the Lease Agreement №25/12 of 1 April 2002 with "Kuban-GSM" CJSC as the bargain having interested motives".

1. To approve the Supplement to the Lease Agreement №25/12 of 1 April 2002 with "Kuban-GSM" CJSC on renting the office mentioned in paragraph 32 of Appendix №1. Monthly rental fee based on market prices shall be 5 870.5 (five thousand eight hundred and seventy) rubles including VAT.

***6 out of 9 members of the Board take part in the voting. There is a quorum for conducting the Board of Directors' meeting.***
***The resolutions were approved by a solid vote.***

---

The bargain having interested motives.
Date of the occurrence of the fact (event, action): 10.10.2002

"UTK" PJSC's body which approved the resolution on making a bargain: Board of Directors (Protocol №13 of 29 October 2002)

Full registered name of the Contractor:
Open Joint Stock Company "RTK-LEASING"

Seat: 5, Delegatskaya Str., Moscow, 103091
Postal address: building 2A, 42, Shchepkina Str., Moscow, 129110

Date of making the bargain: 30 September 2002

Description of the bargain:
Cost of services provided to the Company under the Leasing Agreement № 594-204/02 with "RTK-LEASING" OJSC based on market prices constitutes 22.6 percent per annum (with an allowance for insurance).
The bargain having interested motives - the Agreement of finance lease of personal assets № 594-204/02 with "RTK-LEASING" OJSC was approved on the following essential conditions:

- amount of lease payments – 77 634 917 rubles ( ex VAT);
- subject of an Agreement - leasing of switching equipment;
- term of leasing – 5 (five) years;
- time of delivery of the equipment – 4 quarter of 2002
- right of property passes on to the lessee after settlement of all lease payments

## 12. STATE SUPPORT

During 2002 the following funds were allotted to the Company in the context of state support.

Table №34 RUR ths

| Description | Amount |
|---|---|
| 1 | 2 |
| Financing capex on purchase, construction or other acquisition of long-term assets (fixed assets, etc) | 18437 |
| Financing operating expenses | 308817 |
| Budget credit | |
| Other forms of state support | |
| ИТОГО | 327254 |

## 13. OFF-STATE PENSION PROVISIONING

In 2002 the Company have concluded agreements with the off-state pension Fund NPS"Telecom-Soyuz". According to this agreement the Company has committed to pay fixed installments in amounts agreed by the Parties on the annual grounds.

According to the accepted **RULES** at the Company the pension fund calculates individually for each pensioner the off-state pension.

The total amounts for the off-state pension insurance paid by the Company in 2002 amounted to 56788 thousand rubles (accounting for affiliated organizations). The following Branches had not concluded agreement of the off-state pension provisioning with the Company: "Electrosviaz" of the Republic of Kalmykia "KabBalTelekom", "Karachayevo-Cherkesskelectrosvyaz". For 2003 the amount of agreements with the off-state pension fund has not been definitely settled.

There exists the agreement with Stavropol off-state pension Fund. The relation with this Fund are based in compliance with the Federal Law №75-ФЗ from May 07, 1998 "On the off-state pension funds" and the Decision of the RF Government № 463 from May 20, 1998 "On the program of the pension reform in Russian Federation:".

## 14. EVENTS WHICH HAVE OCCURRED AFTER DECEMBER 31, 2002 (PBU 7/98)

- On 28.02.2003 the RF Joint Stock Saving Bank had opened for PJSC "Southern Telecommunications Company" the non-renewable credit line with the limit of 600 mln rubles for the replenishment of circulating assets and to finance capital investments for the term of 24.01.2006 at 20% interest rate. The mortgage included the equipment with the cost of 729655 500 rubles and the balance cost of 642 573 000 rubles as of 21.02.2003.
- Under the agreement for rendering information-consulting services concluded with ZAO "Renaissance Capital" the Act had been signed for executed works on the Step V of "Assistance for Affiliated companies in performing measures on removing the affiliated companies from the Register in the tax bodies and funds and the cessation of activities of the affiliated companies" in the amount of $ 768 386.00 including V.A.T. this Act id the major basis for performing settlements, and it has been drawn on 04.01.2003.
- The Board of Directors of the company had approved the conclusion of the agreement on crediting with the Volgograd Branch of OAO "Alpha-Bank" for the amount of 300 mln rubles at 15.5% interest arte for 24 months, with additional agreements for the term not exceeding 100 days without exceeding the limit amount of 300 mln rubles. To secure the liabilities of the Company the conclusion of the agreement on the mortgage of the telecommunication equipment has been concluded for the amount not over 498 mln rubles.

## 15. CONDITIONAL FACTORS OF ECONOMIC ACTIVITY (PBU 8/98)

On 14.10.2002 the RF Savings Bank and PJSC "Southern Telecommunications Company" have concluded the agreement of bail. The subject of the agreement is the commitment of the Company before the Savings Bank of Russian Federation the liability for the execution by OAO "RTC-LEASING" of liabilities rising on the basis of the concluded agreement between the Savings Bank and the "OAO RTK-Leasing:" on the opening of the non-renewable credit line in the amount of 313 590 thousand rubles. The redemption of the extended credit is executed on the quarterly basis in the amount of 1/17 (one seventeenth) of the used limit of the credit line as of 1.06.2003 beginning from 7.08.2003. The annual interest rate for credit use of is 22%. The credit line for OAO RTC-Leasing has been opened to finance the expenses associated with the acquisition of equipment and subsequent transfer for leasing for the PJSC "Southern Telecommunications Company". The Company no other substantial conditional factors of the economic activity for the period from January 1, 2003 till the date of signing the accountancy.

### *15.1. Licenses*

The major part of profit of the Company has been received from operations executed in compliance with licenses for rendering services of electric communications issued by the RF Ministry for

Communications and Information. In October 2002 the united company obtained licenses for rendering services in the sphere of communication.

The Management is of opinion that there are no grounds for the liquidation or suspending of licenses.

### *15.2. Political situation*

Changes in political situation, legislation, tax and regulation influence the financial-economic activity and profitability of operation of the Company in Russia. The character and frequency of such changes and the associated risks which are not covered by insurance, they are unpredicted as well as their influence for the future and profitability of the Company' operations.

### *15.3. Taxation*

At present there are several taxes set up at the Federal and regional levels: the V.A.T., income tax, tax on the use of automobile roads, sales tax, unique social tax, other taxes and installments for social insurance and security.

The Management of the Company supposes that tax liabilities are fully represented in the appended accountancy.

### *15.4. Actual and potential claims*

PJSC "Southern Telecommunications Company» participates in all hearings occurring in the process of the financial-economic activities. Due to the favorable outcome of hearings with tax inspection the total amount of claims amounted to 16 165 thousand rubles.

### *15.5. Insurance*

The Company has significantly but not completely insured the main production assets. The compensation for losses has not been stipulated in cases of breaks in activities or in the case liability before the third party for the property or ecological damage prejudiced as the results of accidents or other incidents associated with the property of the Company or its activity. Up till the time as the Company gets the appropriate insurance coverage there exists the risk that the loss or the destruction of the part of the property can significantly negatively influence the activity and the financial status of PJSC "Southern Telecommunications Company".

### *15.6. Policy in the sphere of the branch regulation*

At present the reforming of the Russian Telecommunication branch is continuing. It is impossible at present to assess the future trends and the impact of such reforms on the activity of the Company. The potential reforms in the tariff policies also can significantly influence on the activities of the Group. Taking into account the uncertainty existing in relation to the future policy of the branch regulation the Management of the Company does not possess the possibility the rate of the influence of possible changes of the branch regulation on the financial position and the results of the activities of PJSC "Southern Telecommunications Company".

General Director ______________________ Gorbachev V. L.

Chief Accountant ______________________ Fefilova S. G.

**Reference on balance sheet currency change.**

All the lines of the table must be filled with explanations of the changes (irrespective of presence of changes in opening balance).

**RUR ths**
**Table №1**

| Description | Line code | At the end of 2001 (Column4 of Form №1 for 2001) | At the beginning of 2002 (Column3 of Form №1 for 2002) | Change (column 4 – column 3) | Explanation |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Line110 of form1 | 1110 | 4407 | 2035 | (2372) | |
| Line111 of form1 | 1111 | 413 | 2035 | 1622 | |
| Line112 of form1 | 1112 | | | | |
| Line113 of form1 | 1113 | | | | |
| Line120 of form1 | 1120 | 10202574 | 10262083 | 59509 | |
| Line121 of form1 | 1121 | 14 | 14 | | |
| Line122 of form1 | 1122 | 7239046 | 7387272 | 148226 | |
| Line130 of form1 | 1130 | 510045 | 491010 | (19035) | |
| Line135 of form1 | 1135 | | | | |
| Line136 of form1 | 1136 | | | | |
| Line137 of form1 | 1137 | | | | |
| Line140 of form1 | 1140 | 407311 | 407308 | (3) | |
| Line141 of form1 | 1141 | 310048 | 310047 | (1) | |
| Line142 of form1 | 1142 | 49835 | 49744 | (91) | |
| Line143 of form1 | 1143 | 37407 | 24459 | (12948) | |
| Line144 of form1 | 1144 | 10000 | 10000 | | |
| Line145 of form1 | 1145 | 21 | 13058 | 13037 | |
| Line150 of form1 | 1150 | | | | |
| Line190 of form1 | 1190 | 11124337 | 11162436 | 38099 | |
| Line210 of form1 | 1210 | 459945 | 431852 | (28093) | |
| Line211 of form1 | 1211 | 394862 | 343166 | (51696) | |
| Line212 of form1 | 1212 | 1028 | 1028 | | |
| Line213 of form1 | 1213 | 148 | 148 | | |
| Line214 of form1 | 1214 | 27850 | 27850 | | |
| Line215 of form1 | 1215 | 1341 | 1341 | | |
| Line216 of form1 | 1216 | 34716 | 58319 | 23603 | |

| | | | | | |
|---|---|---|---|---|---|
| Line217 of form1 | 1217 | | | | |
| Line220 of form1 | 1220 | 158963 | 158962 | (1) | |
| Line230 of form1 | 1230 | 49009 | 53436 | 4427 | |
| Line231 of form1 | 1231 | 8 | 8 | | |
| Line232 of form1 | 1232 | | | | |
| Line233 of form1 | 1233 | 45425 | 45425 | | |
| Line234 of form1 | 1234 | | 4311 | 4311 | |
| Line235 of form1 | 1235 | 3576 | 3692 | 116 | |
| Line240 of form1 | 1240 | 1133878 | 1145556 | 11678 | |
| Line241 of form1 | 1241 | 818429 | 825295 | 6866 | |
| Line242 of form1 | 1242 | 1399 | 1399 | | |
| Line243 of form1 | 1243 | 2272 | 2269 | (3) | |
| Line244 of form1 | 1244 | | | | |
| Line245 of form1 | 1245 | 70417 | 130573 | 60156 | |
| Line246 of form1 | 1246 | 241361 | 186020 | (55341) | |
| Line250 of form1 | 1250 | 4231 | 3115 | (1116) | |
| Line 251 of form1 | 1251 | 536 | 536 | | |
| Line252 of form1 | 1252 | 506 | 506 | | |
| Line253 of form1 | 1253 | 3189 | 2073 | (1116) | |
| Line260 of form1 | 1260 | 198262 | 199365 | 1103 | |
| Line261 of form1 | 1261 | 7421 | 7421 | | |
| Line262 of form1 | 1262 | 174985 | 174986 | 1 | |
| Line263 of form1 | 1263 | 577 | 577 | | |
| Line264 of form1 | 1264 | 15279 | 16381 | 1102 | |
| Line270 of form1 | 1270 | | | | |
| Line290 of form1 | 1290 | 2004288 | 1992286 | (12002) | |
| Line300 of form1 | 1300 | 13005444 | 13154722 | 149278 | |
| Line 410 of form1 | 1410 | 2641731 | 1297779 | (1343952) | |
| Line 420 of form1 | 1420 | 4672992 | 4240327 | (432665) | |
| Line 430 of form1 | 1430 | 101127 | 47260 | (53867) | |
| Line 431 of form1 | 1431 | 100536 | 47260 | (53276) | |
| Line 432 of form1 | 1432 | 591 | | (591) | |
| Line 440 of form1 | 1440 | 51504 | | (51504) | |
| Line 460 of form1 | 1460 | 854278 | 3496200 | 2641922 | |
| Line 465 of form1 | 1465 | 247042 | | (247042) | |
| Line 470 of form1 | 1470 | 977933 | | (977933) | |
| Line 475 of form1 | 1475 | | | | |
| Line 490 of form1 | 1490 | 9052523 | 9081566 | 29043 | |
| Line 510 of form1 | 1510 | 1221890 | 809164 | (412726) | |
| Line 511 of form1 | 1511 | 976901 | 597262 | (379639) | |
| Line 512 of form1 | 1512 | 244989 | 211902 | (33087) | |
| Line 520 of form1 | 1520 | 767878 | 875815 | 107937 | |
| Line 590 of form1 | 1590 | 1989768 | 1684979 | (304789) | |
| Line 610 of form1 | 1610 | 320987 | 733713 | 412726 | |
| Line 611 of form1 | 1611 | 312043 | 691682 | 379639 | |
| Line 612 of form1 | 1612 | 8944 | 42031 | 33087 | |

| | | | | | |
|---|---|---|---|---|---|
| Line 620 of form1 | 1620 | 1522872 | 1411992 | (110880) | |
| Line 621 of form1 | 1621 | 662744 | 537411 | (125333) | |
| Line 622 of form1 | 1622 | 48072 | 48072 | | |
| Line 623 of form1 | 1623 | 16896 | 16896 | | |
| Line 624 of form1 | 1624 | 130706 | 130375 | (331) | |
| Line 625 of form1 | 1625 | 70750 | 69986 | (764) | |
| Line 626 of form1 | 1626 | 219960 | 221840 | 1880 | |
| Line 627 of form1 | 1627 | 143461 | 155918 | 12457 | |
| Line 628 of form1 | 1628 | 230283 | 231494 | 1211 | |
| Line 630 of form1 | 1630 | 55251 | 55249 | (2) | |
| Line 640 of form1 | 1640 | 187224 | 187223 | (1) | |
| Line 650 of form1 | 1650 | | | | |
| Line 660 of form1 | 1660 | | | | |
| Line 690 of form1 | 1690 | 2086334 | 2388177 | 301843 | |
| Line 700 of form1 | 1700 | 13128625 | 13154722 | 26097 | |
| Line 910 of form1 | 1701 | 105900 | 105901 | 1 | |
| Line 911 of form1 | 1702 | 83429 | 83429 | | |
| Line 920 of form1 | 1703 | 13832 | 13782 | (50) | |
| Line 930 of form1 | 1704 | 37 | 37 | | |
| Line 940 of form1 | 1705 | 90729 | 90460 | (269) | |
| Line 950 of form1 | 1706 | 127685 | | (127685) | |
| Line 960 of form1 | 1707 | 1647463 | 1895116 | 247653 | |
| Line 970 of form1 | 1708 | 9083 | 9311 | 228 | |
| Line 980 of form1 | 1709 | | | | |
| Line 990 of form1 | 1710 | 67611 | 67495 | (116) | |

## Changes in the Form №2 " Profit and loss statement"

All the columns of the table must be filled (irrespective of presence of changes in comparable data for the same period of the previous year).

**RUR ths**

**Table №2.**

| Description | Line code | Column.3 of form 2 for 2001 | Column4 of form2 for2002 | Change (column 4 – column 3) | Explanation |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Revenues including from sales of telecom services (excl. VAT, excises and other compulsory payments) (line 010) | 2910 | 8209337 | 8209337 | | |
| Cost of goods and services sold (line 020) | 2914 | 5656899 | 6050468 | 393569 | |
| Gross profit (line 029) | 2920 | 2552438 | 2158869 | (393569) | |
| Selling expenses (line 030) | 2921 | 47346 | | (47346) | |
| Administrative expenses (line 040) | 2924 | 361168 | | (361168) | |
| Sales return (loss) (line050) | 2927 | 2143924 | 2158869 | 14945 | |
| Interest income(line 060) | 2928 | 3712 | 3712 | | |
| Interest expenses(line 070) | 2932 | 139048 | 139048 | | |

| | | | | | |
|---|---|---|---|---|---|
| Proceeds from participation in other companies (line 080) | 2935 | 14404 | 14404 | | |
| Other operating income(line 090) | 2938 | 109075 | 109075 | | |
| Other operating expenses(line 100) | 2945 | 274854 | 274854 | | |
| Non-operating income(line 120) | 2955 | 199106 | 199106 | | |
| Non-operating expenses(line 130) | 2959 | 597476 | 612421 | 14945 | |
| Pre-tax income (loss) | 2964 | 1458843 | 1458843 | | |
| Income tax and similar compulsory payments(line 150) | 2965 | 477233 | 477233 | | |
| Income (loss) from regular operations (line160) | 2967 | 981610 | 981610 | | |
| Extraordinary income (line 170) | 2968 | 7 | 7 | | |
| Emergency expenses(line 180) | 2970 | 3684 | 3684 | | |
| Net income (retained earnings (losses) of the reporting period) | **2972** | 977933 | 977933 | | |

**Accounts receivable expected to be paid over 12 months after the reporting date**

**RUR ths**
**Table №3**

| **Customer category** | **Line code** | **Line 231 "Buyers and customers"** | |
|---|---|---|---|
| | | **Opening balance** | **Closing balance** |
| 1 | 2 | 3 | 4 |
| Payments of natural persons (on telecom services) | 3200 | | |
| Reimbursement of expenses for provision of benefits on telecom services | 3210 | | |
| Payments of budget-funded organization (on telecom services) | 3220 | | |
| Payments of other organizations (on telecom services) | 3230 | | |
| Accounts receivable not relating to rendering telecom services | 3240 | 8 | 303 |
| **TOTAL accounts receivable line 231** | **3250** | 8 | 303 |

**Accounts receivable to be paid within 12 months after the reported date**

RUR ths
Table №4

| Client category | Line code | Line 241 "Buyers and customers" | | | | | |
|---|---|---|---|---|---|---|---|
| | | Opening balance | | | Opening balance | | |
| | | Accounts receivable, total | Reserve on bad debts | Accounts receivable excluding reserve on bad debts (line 241 column 3 form 1 ) | Accounts receivable, total | Reserve on bad debts | Accounts receivable excluding reserve on bad debts (line 241 column 4 form 1 ) |
| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 |
| Payments of natural persons (on telecom services) | 3300 | 373156 | (325) | 372831 | 438282 | (25016) | 413266 |
| Reimbursement of expenses for provision of benefits on telecom services | 3310 | 36404 | | 36404 | 67355 | (23289) | 44066 |
| Payments of budget-funded organization (on telecom services) | 3320 | 128080 | (2314) | 125766 | 142566 | (78010) | 64556 |
| Payments of other organizations (on telecom services) | 3330 | 240054 | (3548) | 236506 | 294720 | (59459) | 235261 |
| Accounts receivable not relating to rendering telecom services | 3340 | 53788 | | 53788 | 53674 | (1089) | 52585 |
| **TOTAL** | **3350** | 831482 | (6187) | 825295 | 996597 | (186863) | 809734 |




**Other debtors**

**RUR ths**
**Table №5**

| | **Код строки** | Accounts receivable expected to be paid over 12 months after the reporting date as at 01.01.2002 | Accounts receivable expected to be paid over 12 months after the reporting date as at 31.12.2002 |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Taxes | 3400 | | |
| Settlements with advance holders | 3410 | | |
| Settlements with employees on other operations | 3420 | 3692 | 3431 |
| Insurance payments | 3430 | | |
| Payments under claims | 3440 | | |
| other | 3450 | | |
| **TOTAL (line. 235 Form.1)** | **3480** | 3692 | 3431 |

**Other debtors** **RUR ths**
**Table №5**

| | **Line code** | Accounts receivable expected to be paid within 12 months after the reporting date as at 01.01.2002 | Accounts receivable expected to be paid within 12 months after the reporting date as at 31.12.2002 |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Taxes | 3500 | 52373 | 91458 |
| Settlements with advance holders | 3510 | 1223 | 1113 |
| Settlements with employees on other operations | 3520 | 7372 | 12131 |
| Insurance payments | 3530 | 642 | 36 |
| Payments under claims | 3540 | 14796 | 20750 |
| other | 3550 | 109614 | 61766 |
| ***Reserve on other accounts receivable*** | 3560 | | |
| **TOTAL receivables excluding reserve (line246 Form1)** | **3580** | 186020 | 187254 |

**Debts to budget and non-budgetary funds**

**RUR ths**
**Table №7**

| | Line code | Opening balance as at 01.01.2002 | Closing balance as at 31.12.2002 |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| VAT | 3600 | 108151 | 106778 |
| Profit tax | 3610 | 18212 | 45649 |
| Property tax | 3620 | 45253 | 38591 |
| Income tax | 3630 | 29809 | 25716 |
| Single tax on imputed earnings | 3640 | | |
| Sales tax | 3650 | 15208 | 32505 |
| Payments on social insurance and security | 3660 | 69986 | 61211 |
| other | 3670 | 5207 | 4940 |
| **TOTAL (line625+line626 Form.1)** | **3680** | 291826 | 315390 |

## PROFIT CHANGE

Table №8
RUR ths

| Type of activity | Line code | Revenue (line 010 form. № 2) | | Cost price (lines 020, 030, 040 form.2) | | profit( line 050 form .2) | | Profit change |
|---|---|---|---|---|---|---|---|---|
| | | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 | |
| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 |
| **TOTAL** | **3700** | 10567752 | 8209337 | 7870560 | 6050468 | 2697192 | 2158869 | 24,94 |
| Provision of telecom services | 3710 | 10214300 | 7925136 | 7586372 | 5381030 | 2627928 | 2544106 | 3,29 |
| other | 3750 | 353452 | 284201 | 284188 | 669438 | 69264 | (385237) | -117,98 |




## Revenues in terms of types of activity

**Table №9**
**RUR ths**

| Description | Line code | 2002 | 2001 |
|---|---|---|---|
| | | For the reporting period | For the same period of the previous year |
| 1 | 2 | 3 | 4 |
| Domestic and international long-distance telephony | 3800 | 5451094 | 4474823 |
| Urban and rural telephony | 3810 | 3832808 | 2830837 |
| Radio communication, radio and TV broadcasting, satellite communication | 3820 | 13157 | 12247 |
| Wired radio | 3830 | 154684 | 150404 |
| Wireless radio communication | 3840 | 44279 | 21653 |
| Value-added services | 3850 | 289788 | 42661 |
| Other telecom services | 3860 | 428490 | 392511 |
| Other sales revenues | 3870 | 353452 | 284201 |
| **TOTAL (line. 010 form.2)** | **3890** | 10567752 | 8209337 |

## Operating costs

**Table №10**
**RUR ths**

| Description | Line code | 2002 | 2001 |
|---|---|---|---|
| | | For the reporting period | For the same period of the previous year |
| 1 | 2 | 3 | 4 |
| Wages and salaries | 3900 | 2489941 | 1951772 |
| Social expenses | 3910 | 876607 | 692756 |
| Depreciation | 3920 | 795044 | 635997 |
| Material costs | 3930 | 1052881 | 822009 |
| Payments to "Rostelecom" OJSC | 3940 | 1144109 | 828136 |
| Taxes included in cost price | 3950 | 128645 | 91429 |
| Money deducted to NIOKR fund | 3960 | 13261 | 74490 |
| Other costs | 3970 | 1370072 | 953879 |
| **TOTAL (lines 020+030+040 form 2)** | **3990** | 7870560 | 6050468 |

## Sales income

**Table №11**
**RUR ths**

| | Line code | 2002 | 2001 |
|---|---|---|---|
| | | For the reporting period | For the same period of the previous year |
| 1 | 2 | 3 | 4 |
| Income from joint activity | 4000 | 6137 | 6208 |

| | | | |
|---|---|---|---|
| Income from sale and other retirement of main assets | 4030 | 38016 | 43248 |
| Income from sale and other retirement of other assets | 4040 | 1374591 | 39520 |
| Other sales income | 4050 | 28754 | 20099 |
| **TOTAL (line 090 form 2)** | **4070** | 1447498 | 109075 |

**Operating costs**

**Table №12**
**RUR ths**

| Description | Line code | 2002 | 2001 |
|---|---|---|---|
| | | For the reporting period | For the same period of the previous year |
| 1 | 2 | 3 | 4 |
| Costs of participation in other companies | 4100 | 1367 | |
| Costs of participation in joint ventures | 4110 | 19 | |
| Payments for services of creditors | 4120 | 26490 | 13018 |
| Insurance expenses | 4130 | | |
| Costs of sale and other retirement of assets | 4140 | 163001 | 44885 |
| Allowances for doubtful accounts | 4150 | 237016 | 64044 |
| Reserves for default of securities | 4160 | | |
| Taxes | 4170 | 174216 | 152907 |
| Other costs | 4180 | 73546 | |
| **TOTAL (line 100 form 2)** | **4190** | 675655 | 274854 |

**Non-operating income**

**Table №13**
**RUR ths**

| Description | Line code | 2002 | 2001 |
|---|---|---|---|
| | | For the reporting period | For the same period of the previous year |
| 1 | 2 | 3 | 4 |
| Fines, penalties and forfeitures | 4210 | 8160 | 7617 |
| Compensation of losses incurred by the Company | 4220 | 2389 | 1252 |
| Profit of previous years recognized during the reporting year | 4230 | 62156 | 24932 |
| Foreign exchange gain | 4240 | 16910 | 80823 |
| Sum differences | 4250 | 3119 | 1098 |
| Value of assets accounted for during inventory | 4260 | 1204 | 637 |
| Assets received for gratis | 4270 | 19178 | 32157 |
| other | 4280 | 107430 | 50590 |
| **TOTAL (line 120 form 2)** | **4290** | 220546 | 199106 |

**Non-operating expenses**

**Table №14 .**
**RUR ths**

| Description | Line code | 2002 | 2001 |
|---|---|---|---|
| | | For the reporting period | For the same period of the previous year |
| 1 | 2 | 3 | 4 |
| Fines, penalties and forfeitures | 4310 | 30932 | 1650 |
| Compensation of damages caused by the Company | 4320 | 439 | 66 |
| Losses from previous years recognized during the reporting year | 4330 | 197661 | 43910 |
| Foreign exchange loss | 4340 | 299138 | 151744 |
| Sum differences | 4350 | 189667 | 28293 |
| Deficiency of assets value accounted for during inventory | 4360 | 163 | 155 |
| Accounts receivable on which the limiting term has expired (over three years) | 4370 | 6993 | 15037 |
| Accounts receivable on which the limiting term has expired and other debts unlikely to be collected | 4380 | 16032 | 4867 |
| Charity and sponsorship | 4390 | 53261 | 18247 |
| Reimbursement paid to the Board of Directors | 4400 | 22863 | 13875 |
| Securities' provision expenditures | 4410 | 6493 | |
| Material payments | 4420 | 149020 | 82399 |
| other | 4430 | 253585 | 252178 |
| **TOTAL (line 130 form 2)** | **4450** | 1226247 | 612421 |

**Income tax and similar payments**

**Table №15**
**RUR ths**

| Description | Line code | 2002 | 2001 |
|---|---|---|---|
| | | For the reporting period | For the same period of the previous year |
| 1 | 2 | 3 | 4 |
| Income tax | 4500 | 669302 | 446128 |
| Fines payable to the budget | 4510 | 4948 | 4313 |
| Fines payable to extra-budgetary funds | 4520 | | 914 |
| Other | 4530 | 17292 | 25878 |
| **TOTAL (line 150 form 2)** | **4550** | 691542 | 477233 |

**Extraordinary income**

**Table №16**
**RUR ths**

| Description | Line | 2002 | 2001 |
|---|---|---|---|

| | code | For the reporting period | For the same period of the previous year |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Received insurance compensation | 4600 | | |
| Cost of values left after assets retirement | 4610 | 62 | 7 |
| Other extraordinary income | 4620 | | |
| **TOTAL (line 170 form 2)** | **4640** | 62 | 7 |

**Emergency costs**

**Table №17**
**RUR ths**

| **Description** | **Line code** | **2002** | **2001** |
|---|---|---|---|
| | | For the reporting period | For the same period of the previous year |
| 1 | 2 | 3 | 4 |
| Cost value of lost inventories | 4660 | 11324 | |
| Losses from retirement of fixed assets made worthless by natural disasters | 4670 | 31917 | 3677 |
| Other emergency costs | 4680 | | 7 |
| **TOTAL (line 180 form 2)** | **4690** | 43241 | 3684 |